EXHIBIT (c)(iii)

Budget Papers of the Co-Registrant for 2020-21.

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Queensland Treasury Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Queensland Treasury Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of the ongoing novel coronavirus (COVID-19) pandemic;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

QUEENSLAND BUDGET 2020-21	Unite & Recover

BUDGET SPEECH

BUDGET PAPER NO. 1

budget.qld.gov.au

2020-21 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

Service Delivery Statements

Appropriation Bills

Budget Highlights

Regional Action Plans

The Budget Papers are available online at budget.qld.gov.au

© The State of Queensland (Queensland Treasury) 2020

Copyright

This publication is protected by the Copyright Act 1968

Licence

This document is licensed by the State of Queensland (Queensland Treasury) under a Creative Commons Attribution (CC BY 4.0) International licence.

In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury). To view a copy of this licence, visit http://creativecommons.org/licenses/by/4.0/

Attribution

Content from this publication should be attributed to:

© The State of Queensland (Queensland Treasury) - 2020–21 Queensland Budget

Translating and interpreting assistance

The Queensland Government is committed to providing accessible services to Queenslanders from all cultural and linguistic backgrounds. If you have difficulty in understanding this publication, you can contact us on telephone (07) 3035 3503 and we will arrange an interpreter to effectively communicate the report to you.

Budget Speech

Budget Paper No. 1

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Appropriation Bill 2020

(First reading speech, 1 December 2020)

The Honourable Cameron Dick MP

Treasurer

Minister for Investment

1

TREASURER’S SPEECH

2020-21 QUEENSLAND BUDGET

Mr Speaker, I move that the Bill be now read a first time.

2020 – THE YEAR OF COVID

This is a budget that delivers certainty in a year that has been anything but certain.

It is a budget that builds on a health response to COVID-19 that has led the world, a health response that has been driven by the strength, tenacity and goodwill of all Queenslanders.

It is fitting that the day this budget is delivered is the day Queensland reopens its borders to both New South Wales and Victoria.

The strength of our rebounding domestic economy is only possible because of the strength of our health response, and that has been built on the strength and resilience of Queenslanders and Queensland businesses.

2

As the virus continues to rampage around the world, many countries in the northern hemisphere face their most dire winter outside of wartime.

Through the hard work of Queenslanders, the situation we face is not easy – it is not without challenge or cost –but it is a world away from the pain being felt around the globe.

DELIVERING ON OUR COMMITMENTS

This is a budget that delivers all of our election commitments, and delivers on our plan to Unite and Recover for Queensland jobs.

This is a budget that contains no surprises for Queenslanders.

It is a budget that contains no new or increased taxes, ensuring that Queensland continues to remain a low-tax state. Queenslanders will pay an average of $628 less in tax this financial year than other Australians.

3

It is a budget focused on economic recovery and sustainable fiscal repair.

It is unashamedly pro-business and pro-growth.

Most importantly, the budget focuses on delivering jobs for Queenslanders.

It is a budget that charts our course through troubled waters to more prosperous, secure times ahead.

It is a budget that protects the jobs of today and lays the foundations for the skilled, secure, rewarding jobs of tomorrow.

It is a budget designed to give Queensland’s private sector the confidence to employ and to grow.

One month ago, Queenslanders delivered their verdict on who should lead our state’s economic recovery.

4

Their verdict was a clear mandate for the delivery of our Unite and Recover Economic Recovery Plan and the vision of our government – our Labor Government – led by our Premier.

The budget I hand down today delivers on the commitments we made to Queenslanders in the lead-up to and during that election.

We are a government that delivers on our promises to the people of Queensland.

QUEENSLAND – MOVED FIRST AND MOVING FAST

2020 demonstrated yet again that the battle-hardened people of our state are always ready to face adversity head-on.

Our place in the world means we are always ready to respond – calmly, carefully and confidently – to natural disasters.

And so it has been with our response to the pandemic.

5

We were the first government in the Commonwealth to declare a public health emergency in late January, a stance that meant we would always follow the health advice when it came to dealing with the pandemic.

This stance protected the health of Queenslanders and allowed our economy to reopen safely.

We were also the first to move when it came to providing financial relief to businesses, with a multi-million dollar package for tourism operators and seafood exporters who were affected by the cancellation of traditional Lunar New Year events in the early days of the pandemic.

We were the first jurisdiction to provide wide-ranging payroll tax relief, which supported more than 16,700 Queensland businesses affected by the necessary restrictions put in place to stop the spread of COVID-19.

And we were the first to roll out a large-scale relief package to protect the health, jobs and businesses of Queenslanders.

6

SAFEGUARDING OUR HEALTH

The early progress we have made with Queensland’s economic recovery follows on from the globally recognised strength of our health response.

It is no accident that we have been able to reopen more businesses to greater capacity than southern states.

Our health response has been enabled by Queensland’s world class health system.

Over the past five years the Palaszczuk Labor Government has rebuilt our state’s health system, nurse by nurse, doctor by doctor, public health official by public health official.

It is work that I proudly began as Queensland Health Minister.

Queenslanders know they can always trust this Labor Government with their health – and their health system.

7

And this budget will ensure our health system will be even stronger once we are past COVID-19, with a record investment of $21.8 billion this financial year.

The budget provides $265 million to commence delivery of seven new innovative Satellite Hospitals across South East Queensland.

These hospitals, in:

•	Redlands;

•	Brisbane’s southside;

•	Pine Rivers;

•	the Gold Coast;

•	Ipswich;

•	Caboolture; and

•	Bribie Island

will provide healthcare that is closer to home for tens of thousands of Queenslanders and will take pressure off emergency departments in our larger metropolitan hospitals.

8

As we continue to see around the world, COVID is a wicked and insidious virus that will exploit the slightest weakness in any community and in any health system.

To date our response has been strong.

But we cannot be complacent, especially as more Australians return home from overseas.

That is why today I can announce the Palaszczuk Labor Government will provide additional funding of $360.5 million this financial year, to assist with the delivery of the government’s COVID-19 response plan.

That funding will be available as required by Queensland Health, the Queensland Police Service and the Queensland Fire and Emergency Service.

9

It will be available to support a range of services, and activities, including:

•	fever clinics;

•	contract tracing;

•	13 HEALTH call centre services;

•	in-home health care for the elderly;

•	the cost of Personal Protective Equipment;

•	aeromedical services; and

•	the running of quarantine in government arranged accommodation.

This funding allocation will enable compliance with the COVID-19 Public Health Directions including any necessary border control measures, restrictions on gatherings and limitations on the operation of businesses, if required.

As has been the case throughout this year, the strength and integrity of our health response will underpin our economic recovery from the pandemic.

10

SUPPORTING JOBS

Today, across our state, there are more Queenslanders working than there were before the pandemic struck.

But the number of Queenslanders who want to work has increased higher still.

Queensland’s participation rate is now one percentage point above its pre-COVID rate in March 2020.

While this contributes to a higher unemployment rate, it is also a sign of confidence in Queensland’s economic future, as more people move here in search of work.

The Federal Budget projects that Queensland will see net interstate migration of 86,000 over the next four years, roughly equivalent to the net number of interstate migrants who will leave New South Wales, Western Australia and South Australia during that time.

When these people get to Queensland, they will want a job.

11

And as a government, we will remain resolutely committed to helping them find one.

The Federal Budget also assumes a COVID-19 vaccine will only be widely available in Australia in the second half of calendar 2021, a forecasting assumption which has been adopted by Queensland Treasury.

Even if vaccines become widely available sooner, as recent reports give us cause to hope, it seems inevitable that the virus will circulate globally for some time to come, and that will have obvious impacts on international travel.

That’s why this budget will invest $74 million to fast-track tourism recovery and restore tourism jobs through our Rebuilding Queensland Tourism initiative.

12

Rebuilding Queensland Tourism includes:

•	The $20 million Queensland Tourism Activation Fund to partner with the tourism industry and councils to develop existing and new Queensland tourism experiences

•	A $20 million events boost to attract more events for Queensland. This investment will include $14 million for major events and $1.5 million a year for business events

•	$15 million to Tourism and Events Queensland for a marketing blitz to encourage travellers to experience Queensland

•	A $15 million Regional Tourism Organisation Fund to provide a special one-off funding injection to regional tourism organisations

•	$4 million to deliver business capability training and future-proofing the industry.

13

Treasury modelling assumes it may take as long as four years before the impact of COVID-19 on employment is fully offset.

Driving employment growth as hard as possible will remain the single most important task of our government during the term of this Parliament.

And I know that every one of the 52 Members of the Palaszczuk Labor Government is committed to that four-year challenge.

It is why protecting Queensland jobs, delivering new Queensland jobs and providing access to the skills that Queenslanders need to retain or get a job remain the core principles that underpin everything this budget seeks to achieve.

14

MAKING IT FOR QUEENSLAND

COVID has also provided a stark reminder of the benefits of Queensland’s diversified economy, and of the need for our state to be more competitive, especially when it comes to manufacturing.

That’s why I am proud to announce that this budget will allocate $600 million towards our $1 billion commitment to make trains in Queensland again.

For the first time in a decade, we will ensure that our state’s trains carry the proudest stamp of all: Made in Queensland.

We will also continue our 10-year pipeline of manufacturing work in Maryborough to refurbish and maintain the existing Queensland Rail fleet, which is also being delivered by Downer EDI.

15

BACKING SMALL BUSINESS

On the wall of my office as Treasurer I keep two framed photos, taken decades apart, of two small business owners.

Once upon a time they were called shopkeepers.

The smiles of those shopkeepers, as they look out from behind the counters of their shops, are warm and welcoming.

I look at these photos most days, and the smiles of my late grandmother and late father say many things to me, including: “we are open for business” and “we are here to help you”.

I can only hope that they would be proud that a son and grandson of small business now stands at the counter of the largest and most important enterprise in Queensland, delivering the state budget.

16

Like so many Queenslanders who own and operate small businesses, their lives in business were hard and sometimes difficult.

Life lessons of risk and reward, frugality and fortitude, long hours and short weekends left an indelible impression on me.

Their smiles also remind me that small business, our state’s biggest employer, is the backbone of the Queensland economy.

Small business bore the brunt of the COVID-19 downturn, especially through the early months of the pandemic.

That’s why our government backed Queensland small businesses, with $1 billion in 12-month interest free loans, with more than $1.3 billion in payroll tax and land tax relief and close to $200 million in grants to nearly 20,000 small Queensland businesses.

17

As our economic recovery continues, the Palaszczuk Labor Government recognises the vital role small business will play in growing jobs.

We recognise the role that government must play to stimulate growth and drive economic confidence for small business.

That is why this budget delivers $140 million for our Big Plans for Small Business Strategy.

This investment includes $100 million from our $500 million Backing Queensland Business Investment Fund dedicated to investing in small to medium sized businesses that have significant growth potential and will create jobs.

Through our world-class investment manager, the Queensland Investment Corporation, this investment will enable small to medium sized businesses to grow into new markets and drive jobs growth in Queensland.

18

The budget also provides $30 million to increase the skills and capabilities of our small businesses, through a focus on priority industry sectors, market development and mentoring.

BUILDING QUEENSLAND

The Palaszczuk Government is focused on stimulating growth in the private sector to foster job creation, and is determined to directly support jobs through the delivery of infrastructure that Queenslanders deserve, no matter where they live across our vast state.

That means building the schools, the hospitals and the bridges, roads and tunnels that our growing state will need in the future.

I am pleased to announce today that over the next four years, the value of the Palaszczuk Labor Government’s capital works and infrastructure program will be $56 billion, which is a record spend over the past decade.

19

GROWING OUR REGIONS

As has been the consistent position of this government, the bulk of our capital spend will occur outside Greater Brisbane.

Regional Queensland has once again demonstrated its resilience and ingenuity during the COVID-19 pandemic.

It is the strength of sectors such as agriculture and the mining of coal and other minerals that has protected our economy from some of the worst effects of the COVID-19 downturn.

Our government knows how important the ongoing growth of Queensland’s regions is to our continued economic prosperity.

20

Whether it is the Cairns Marine Precinct, the Wellcamp Regional Entertainment Precinct, the Olive Downs metallurgical coal mine in the Bowen Basin, the strategic stake we intend to take in the Dalrymple Bay Coal Terminal and its potential expansion, or the DriveIT NQ Motorsport Precinct in Townsville, our government is committed to backing regional projects that will drive private sector jobs growth.

By creating skilled job opportunities in these regional centres, we will support more investment and boost economic prosperity for all Queenslanders.

INVESTING IN SKILLS

Across regional Queensland, the surge in renewable energy production and our focus on traditional and advanced manufacturing industries will mean the creation of rewarding, secure jobs.

But we will need a workforce with the skills to take on those jobs.

21

That’s why this budget invests so heavily in the future skills requirements of all Queenslanders, to take advantage of those future opportunities.

We’re investing $1 billion over four years through our Great Schools, Great Future commitment.

That includes $394 million for new classrooms and administration buildings, $235 million for new or upgraded school halls and $100 million for infrastructure renewal.

The budget allocates $45 million to build and upgrade training facilities for at-school training across Queensland.

And those training opportunities will be tailored to meet the needs and opportunities of regional Queensland.

That means welding and metal work training at Cloncurry State School, to take advantage of the opportunities presented by the North West Minerals Province.

22

It means a new aquaculture research facility at Rockhampton State High, to give school leavers a boost into the jobs available in this growing sector.

It means training for defence industry jobs at Glenala State High School, near Rheinmetall’s Military Vehicle Centre of Excellence.

And it means training specific to the emerging hydrogen industry at Gladstone State High School, an industry that has the potential to fuel manufacturing and export opportunities for years to come.

Our program of free TAFE and free apprenticeships for Queenslanders under 21 has been such a success we will extend it to all Queenslanders under 25.

23

That $21 million initiative will create free training opportunities for thousands more young Queenslanders in priority areas including:

•	health services

•	hospitality

•	engineering

•	aged and disability support and

•	early childhood education.

Historically, young Queenslanders have been keen participants in our labour force. By providing free TAFE to under-25s, we will help more of our young people to be job-ready.

24

Today, I can announce that we are investing a further $200 million in the skills of the future, with a suite of initiatives, including:

•	$32.4 million over two years for the TAFE Priority Skills Fund;

•	$25 million over two years for Pre-Apprenticeship Support;

•	$8 million over four years for a Digital Professional Workforce Plan;

•	$8 million over two years for the Social Enterprise Jobs Fund;

•	$5 million over two years for the First Nations Training Strategy; and

•	$5 million in 2020-21 for the Workforce Transition Support Program.

25

BACKING OUR FRONTLINE SERVICES

In the same way Queensland’s regions have fortified our economy through the worst of the pandemic, so our frontline public servants have gone above and beyond to protect Queensland through one of the greatest challenges in our state’s history.

From the contact tracers and COVID ward nursing staff to the members of the Queensland Police Service and State Emergency Service volunteers who kept our borders secure to the teachers who delivered lessons remotely during lockdown, there has seldom been a time when the term ‘public servant’ has been more apt.

They have served us so well – and they have our lasting admiration and gratitude.

We will do what Labor governments always do – we will always invest in the frontline and we will always back our frontline workers.

26

That is why this budget will continue to strengthen that frontline.

It commences the delivery of:

•	5,800 nurses and midwives;

•	1,500 doctors;

•	475 paramedics; and

•	1,700 allied health professionals.

It will also commence delivery of:

•	2025 extra police personnel by 2025, including 1,450 frontline positions;

•	357 extra firefighters;

•	6,190 new teachers; and

•	1,139 teacher aides.

Our government will always back our frontline workers – because we know they will always be there to back Queenslanders.

27

PROTECTING OUR ENVIRONMENT

Queenslanders know that economic prosperity is intrinsically linked to the health of our environment.

As custodians of the greatest natural wonder on earth – the Great Barrier Reef – we are acutely aware that the reef supports tens of thousands of Queensland jobs.

We look forward to the day when we can welcome back visitors from around the world to marvel at the Reef, and everything else that Queensland’s unique, precious and spectacular natural environment has to offer.

In the meantime this budget invests $40 million to grow the jobs that will be needed for our ecotourism industry, and to protect our natural assets that will draw those international visitors once more.

28

Our investment in the reef includes:

•	A $10 million Reef Credits initiative to encourage restoration projects and environmental market development;

•	A $10 million Reef Assist program, delivered in partnership with local governments and natural resource management organisations;

•	$6 million for a Great Barrier Reef Island Arks program to deliver ecotourism and acquire new protected areas;

•	$3.9 million to develop world-class sailing trails around Townsville and the Whitsundays; and

•	$10.1 million for upgrades to National Parks and World Heritage Areas.

We will also supercharge the delivery of our 50% renewable energy target by 2030 through our $500 million Renewable Energy Fund.

29

The Fund will allow our publicly owned energy companies to increase their public ownership of commercial renewable projects and the infrastructure, like batteries and transmission lines that will support them.

FISCAL POSITION

The disruptive global impact of COVID-19 has caused unprecedented harm to the Queensland economy.

As a consequence, revenue is forecast to be $12.3 billion lower than projected at the Mid-Year Fiscal and Economic Review in December 2019.

That includes a $4.5 billion reduction in forecast tax revenue, a $3.8 billion drop in GST revenue and a $4 billion fall in royalty revenue.

In this financial year, royalty revenue will fall by 45%, relative to last financial year.

As we made clear in the election campaign, in the face of this revenue collapse, it would be reckless and irresponsible to promise a budget surplus at this time.

30

That is the same view as the Federal Government, the Government of New South Wales, the Government of Victoria, and almost every other state and territory government in Australia.

The four years of deficits that I announce today represent exactly what we told the people of Queensland, and what the people of Queensland expect from government at a time of economic crisis.

This budget is in deficit because it is a pro-growth and pro-business budget.

I make it clear today that the budget will only return to balance when the economy returns to normal.

31

Budgets are always about choices.

This Labor Government chooses to support those most affected by the brunt of the downturn, rather than make them carry the unfair weight of a reckless rush back to surplus.

We will not drop the anvil of austerity on those already weakened by the COVID crisis.

Instead we will use the strength of our balance sheet to restore the strength of the Queensland economy, and the stronger economy that we create will push our budget towards balance.

DRIVING PRODUCTIVITY

The health response that protected Queenslanders and the economic relief measures that protected their jobs proved that adversity drives innovation.

32

The implementation of our Economic Recovery Plan allowed us to initiate reforms that reduced costs for businesses and allowed greater flexibility across the board, from the production of Personal Protective Equipment to the hours when supermarkets could restock.

Our government recognises the role that ongoing reform will play in driving productivity gains.

It is why we have appointed a dedicated Small Business Commissioner to enable us to work even more closely with small businesses, to help them continue to drive prosperity and create new job opportunities.

It is why bringing the Queensland Productivity Commission into Treasury to form the Office of Productivity and Red Tape Reduction will enable us to fast-track opportunities for regulatory reform that can accelerate our path away from COVID-19.

33

BORROWINGS

Since I released our government’s COVID-19 Fiscal and Economic Review I have been clear about the need for Queensland to borrow to rebuild.

As Queensland Treasurer, borrowing is not my first choice.

But right now, and for several years into the future, borrowing is the only choice.

As I said during the election campaign, budget deficits must be funded from borrowings.

Accordingly, borrowings will increase.

No Queenslander will be surprised by that.

Borrowings will also increase to drive stimulus and support investment in productivity-enhancing infrastructure.

34

For nearly a decade, Queensland politics has been haunted by the false argument that debt in Queensland was somehow inherently more dangerous and damaging than debt borrowed anywhere else, or borrowed by anyone else.

That somehow, Labor borrowing to build schools, hospitals or prisons was somehow more harmful to the economy than the LNP borrowing to pay consultants who informed their cut, sack and sell agenda.

This argument, consistently levelled at Queensland, was an attempt to justify wholesale cuts to essential services and the sale of public assets.

Today is the day that myth is finally and conclusively dispelled.

When Australia begins to exit this pandemic, Queensland will have the lowest debt of east coast states, even if you include all the borrowings of our government-owned corporations and statutory authorities.

35

By June 2024, Queensland’s debt will still be lower than that of New South Wales and Victoria.

And unlike those states, Queensland has kept our public assets in public hands.

Keeping public assets in public hands has meant that the revenue these assets generate remains in public hands.

It means that Queensland’s balance sheet is in a strong position.

And this is no accident.

The Palaszczuk Labor Government has pursued a deliberate strategy to keep our public assets in public hands, for the benefit of all Queenslanders.

36

It means that while Queensland’s total Non-Financial Public Sector debt will reach $130 billion at the end of the forward estimates, that debt will only be two-thirds of the total Non-Financial Public Sector debt of the New South Wales Government, which will ramp up to $190.8 billion over the same period.

Government debt in New South Wales is projected to be so high that there is already speculation in the financial sector that the

Reserve Bank of Australia may have to enlarge its quantitative easing program to support the borrowings of the New South Wales Government.

While New South Wales and Victoria will have total debt levels exceeding 190% of revenue by 2024, Queensland’s figure will be 174%.

And while Victoria’s General Government debt-to-revenue ratio will be 212%, and New South Wales will be at 170%, Queensland’s General Government debt-to-revenue ratio will be 134%.

37

Although we will deliver a lower level of debt than New South Wales or Victoria, we will still be borrowing.

To do anything other than borrow to rebuild would condemn our economy to years of austerity and a far slower and more painful recovery.

It would condemn unemployed Queenslanders to a longer job search.

This has been recognised by the Organisation for Economic Cooperation and Development, the International Monetary Fund, the Prime Minister of Australia, the Federal Treasurer and the Governor of the Reserve Bank of Australia.

If there has ever been a time to borrow to build, to create jobs and to strengthen the Queensland economy, it is now.

38

Last month, Queensland Treasury Corporation issued a $1.5 billion green bond, an issue that was immediately oversubscribed by a factor of nearly two-to-one, such is the international and domestic appetite for bonds issued by Queensland.

43% of that offer was taken up by investors in Europe and Asia.

And the yield on that oversubscribed issue was 1.1% per annum.

That is the lowest rate ever paid on a QTC bond.

As a result of the strong demand for our bonds, our debt servicing costs will represent 3% of our total revenues across the forward estimates.

Not only are our interest costs lower than the peak of 4.7% they reached in the 2013-14 financial year during the term of the Newman LNP Government, they are also more than offset by our interest income.

39

In simple terms, the interest that the Queensland Government is earning on its investments is more than we are paying out to service our debt.

Our government is taking advantage of this difference to support Queenslanders and to invest for the future.

SAVINGS MEASURES

Of course, our government will not spend money simply for spending’s sake.

We are investing where we expect a return for Queenslanders – whether that return is economic, social or environmental.

Coupled with that careful investment is a commitment to delivering savings and efficiencies wherever possible.

In July I announced our government’s Savings and Debt Plan, targeting $3 billion in savings over four years, including $750 million this financial year.

40

We are 42% of the way through the financial year and our government has already achieved 47%, or $352.2 million of our savings target for 2020-21 through a range of measures.

ECONOMIC UPDATE

Australian governments at every level know that the recovery has a long way to run.

In Queensland, we are witnessing positive early progress.

The successful health response in Australia, including in Queensland, has allowed a greater than anticipated rebound in domestic economic activity.

When I delivered the COVID-19 Fiscal and Economic Review in September, employment was forecast to grow at 3.5% through to the June quarter 2021.

41

It is now forecast to grow at 6.75%, creating 77,300 more jobs compared with C-FER, for a total of 160,000 jobs over the year to June quarter 2021.

But our government takes no economic outcome for granted.

Across the world, the 2020 trend of high volatility and uncertainty has continued unabated.

The resurgence of the virus in other countries has resulted in a weaker outlook for global trade and economic activity.

That has inevitable consequences for a trade-focused economy like Queensland.

Merchandise trade has fallen considerably, by 22% over the past twelve months.

At the same time, our domestic economy is performing strongly.

42

Retail sales rebounded by 8.9% in the September quarter to be 11% higher than in the same period in 2019.

Dwelling approvals rose 11.6% in the September quarter, to be higher than pre-COVID levels.

New loan commitments for owner-occupiers surged to their highest level in 18 years, up almost 79% over the year to September for first-home buyers and up by almost 40% for other buyers.

CONCLUSION

A month ago yesterday, the people of Queensland once again placed their trust in the Palaszczuk Labor Government.

This honour comes with enormous responsibility, perhaps a greater responsibility than at any time in recent memory.

The next four years will be a hard road for Queensland as we recover from COVID-19.

43

There is no point trying to pretend otherwise.

As we travel that road together, at all times our government will continue to respect and honour the trust and confidence placed in us by Queenslanders.

We will stay true to the promises we have made to them.

The opening of our borders today is a signal of hope and a sign of confidence in the plan that has brought us this far.

It means more flights, more accommodation bookings, more activity to support jobs throughout our tourist regions.

It means more chances for families to reunite, especially as the songs of the holiday season and the hymns of Christmas start to fill the air.

44

It means the distant star we see ahead is starting to glow a little brighter, calling us on to a Queensland of hope, opportunity and renewal.

By working together we will set our state on a path to prosperity and success that will last for decades to come.

And this budget is the first step on that journey.

I commend the Bill to the House.

45

Queensland Budget 2020-21  Budget Speech Budget Paper No.1

Queensland Budget 2020-21

Budget Speech Budget Paper No.1

budget.qld.gov.au

QUEENSLAND BUDGET 2020-21	Unite & Recover

BUDGET STRATEGY AND OUTLOOK

BUDGET PAPER NO. 2

budget.qld.gov.au

2020-21 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

Service Delivery Statements

Appropriation Bills

Budget Highlights

Regional Action Plans

The Budget Papers are available online at budget.qld.gov.au

© The State of Queensland (Queensland Treasury) 2020

Copyright

This publication is protected by the Copyright Act 1968

Licence

This document is licensed by the State of Queensland (Queensland Treasury) under a Creative Commons Attribution (CC BY 4.0) International licence.

In essence, you are free to copy, communicate and adapt this publication, as long as you attribute the work to the State of Queensland (Queensland Treasury). To view a copy of this licence, visit http://creativecommons.org/licenses/by/4.0/

Attribution

Content from this publication should be attributed to:

© The State of Queensland (Queensland Treasury)—2020–21 Queensland Budget

Translating and interpreting assistance

The Queensland Government is committed to providing accessible services to Queenslanders from all cultural and linguistic backgrounds. If you have difficulty in understanding this publication, you can contact us on telephone (07) 3035 3503 and we will arrange an interpreter to effectively communicate the report to you.

Budget Strategy and Outlook

Budget Paper No. 2

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Budget Strategy and Outlook 2020-21

State Budget

2020-21

Budget Strategy and Outlook

Budget Paper No. 2

Budget Strategy and Outlook 2020-21

Contents

Overview		1

1	Economic recovery – enhancing productivity and competitiveness	13

1.1	Queensland’s Economic Recovery Plan	14
1.2	Transitioning from support and stimulus to productivity and private sector growth	16
1.3	Building our productive capacity	18
1.4	Leveraging our natural and competitive advantages	21
1.5	Responsive public sector	23
1.6	Reducing costs for businesses to increase their competitiveness	24
1.7	Regulatory reform to support growth	27

2	Economic performance and outlook	29

2.1	International conditions	30
2.2	National conditions	32
2.3	Key assumptions	34
2.4	Queensland conditions and outlook	34
2.5	Risks to the outlook	48

3	Fiscal strategy and outlook	51

3.1	Context	51
3.2	Strategy for fiscal recovery	52
3.3	Key fiscal aggregates	55

4	Revenue	66

4.1	Impact of COVID-19 on key revenues	67

Budget Strategy and Outlook 2020-21

4.2	2019-20 revenue – actuals	68
4.3	2020-21 revenue – forecasts	69
4.4	Queensland’s revenue trends	71
4.5	Taxation revenue	76
4.6	Grants revenue	83
4.7	Royalty revenue	84
4.8	Sales of goods and services	89
4.9	Interest income	90
4.10	Dividend and income tax equivalent income	90
4.11	Other revenue	91

5	Expenses	92

5.1	2020-21 Budget and outyears	93
5.2	Expenses by operating statement category	94
5.3	Operating expenses by purpose	104
5.4	Departmental expenses	105

6	Balance sheet and cash flows	108

6.1	Context	109
6.2	Balance sheet	110
6.3	Cash flows	116

7	Intergovernmental financial relations	117

7.1	Federal financial arrangements	118
7.2	Australian Government funding to the states	120
7.3	Australian Government funding to Queensland	121
7.4	GST revenue	122
7.5	Payments to Queensland for specific purposes	125
7.6	State-local government financial relations	130

Budget Strategy and Outlook 2020-21

8	Public Non-financial Corporations Sector	133

8.1	Context	135
8.2	Finances and performance	142

9	Uniform Presentation Framework	150

9.1	Context	150
9.2	Uniform Presentation Framework financial information	150
9.3	General Government Sector time series	160
9.4	Other General Government uniform presentation framework data	162
9.5	Contingent liabilities	166
9.6	Background and interpretation of uniform presentation framework	167
9.7	Sector classification	168
9.8	Reporting entities	169

Appendix A: Concessions Statement		173

Context		173
Focus		173
Explanation of scope		176
A.1 Concessions summary		177
A.2 Concessions by key area of service delivery		178
A.3 Concessions by Government-owned corporation		207

Appendix B: Tax Expenditure Statement		210

Context		210
Methodology		211
The Tax Expenditure Statement		212
Discussion of individual taxes		215

Budget Strategy and Outlook 2020-21

Appendix C: Revenue and expense assumptions and sensitivity analysis	220

Taxation revenue assumptions and revenue risks	221
Royalty assumptions and revenue risks	222
Parameters influencing Australian Government GST payments to Queensland	223
Sensitivity of expenditure estimates and expenditure risks	223

Appendix D: Fiscal aggregates and indicators	224

Budget Strategy and Outlook 2020-21

Overview

In addition to the health consequences and tragic loss of life, the coronavirus (COVID-19) pandemic and associated containment measures have had an unprecedented impact on the global, national and Queensland economies, with significant flow on impacts to the state’s fiscal position.

Both globally and domestically, economic outcomes have been more favourable in jurisdictions and countries where control of the virus and health outcomes have been better.

Importantly, Queensland’s success in containing the spread of the virus means the June quarter is now expected to be the lowest point in the COVID-19 economic cycle.

The substantial and ongoing relaxation of restrictions across the state, as well as the substantial income support and stimulus provided across all levels of government, facilitated a strong rebound in domestic activity in the September quarter.

Between May and October, employment in Queensland has rebounded by 205,900 persons to be 500 persons above the pre-pandemic level in March 2020. As at October 2020, Queensland is the only state where employment and hours worked have rebounded to above their pre-COVID-19 levels, highlighting the extent of the recovery in the state’s labour market.

Domestic and global conditions have continued to evolve since the COVID-19 Fiscal and Economic Review (C19-FER). While many indicators of Queensland’s domestic economy have continued to improve, the global outlook has weakened further and remains the key risk to the state’s economic outlook.

On balance, the Queensland economy is still forecast to return to marginal growth (up 1⁄4%) in 2020-21, before strengthening substantially to 3 1⁄2% growth in 2021-22.

Reflecting the strength of the recent recovery in the labour market, employment is now forecast to rise by 6 3⁄4% (around 160,000 persons) through the year to June quarter 2021.

Queensland entered this crisis with a robust fiscal position. The 2019-20 MYFER forecast increasing net operating surpluses across the forward estimates. This strong pre-crisis position allowed the government to respond quickly to the crisis, and to maintain the support necessary to ensure Queensland’s economic recovery.

As the economy strengthens through the recovery phase, revenues will rise, and temporary support measures will be wound back. The budget position will strengthen, and borrowings will stabilise. Once the budget returns to surplus, fiscal buffers will be restored and debt reduced.

Importantly, by safeguarding the health of Queenslanders and limiting the spread of the virus, the emergency health restrictions were able to be eased much earlier than initially anticipated. This directly resulted in Queensland’s domestic economy recovering more rapidly than many other economies across the country and around the world.

However, the global crisis will continue to have significant impacts on Queensland’s key industries, regions and communities as the pandemic continues to evolve around the world and as the economic recovery gains momentum.

Budget Strategy and Outlook 2020-21

As such, as highlighted in the Queensland Government’s Unite and Recover: Queensland’s Economic Recovery Plan, Queensland’s economic recovery from COVID-19 is a long-term challenge that requires a long-term response.

A pro-growth and pro-business policy focus, underpinned by driving ongoing improvements in the competitiveness and productivity of the state’s key industries, will be critical to drive sustainable economic growth, job creation and improve living standards for all Queenslanders.

Queensland Government’s objectives for the community

The Queensland Government’s objectives for the community are built around the Economic Recovery Plan. These objectives, which are long term and can only be achieved by working together, are:

•	Safeguarding our health: Safeguarding our health and jobs by keeping Queensland pandemic ready.

•	Supporting jobs: Support increased jobs in more industries to diversify our economy and grow our existing strengths in agriculture, resources and tourism.

•	Backing small business: Helping small business, the backbone of our economy, thrive in a changing environment.

•	Making it for Queensland: Growing manufacturing across traditional and new industries, making new products in new ways and creating new jobs.

•	Building Queensland: Driving investment in the infrastructure that supports our recovery, resilience and future prosperity.

•	Growing our regions: Helping Queensland’s regions grow by attracting people, talent and investment, and driving sustainable economic prosperity.

•	Investing in skills: Ensuring Queenslanders have the skills they need to find meaningful jobs and set up pathways for the future.

•	Back our frontline services: Deliver world class frontline services in key areas such as health, education and community safety.

•	Protect the environment: Protect and enhance our natural environment and heritage for future generations and achieve a 50% renewable energy target by 2030.

The Queensland Government’s Economic Recovery Plan highlighted initiatives totalling more than $7 billion to support jobs and the economic capacity of Queensland.

Building on this support, the government has committed to a significant package of election commitments totalling $4.3 billion over four years. These measures provide essential support for service delivery as well as continued resources for COVID-19 support and recovery.

Budget Strategy and Outlook 2020-21

Safeguarding our health

In the midst of arguably the greatest global health crisis for more than a century, the government’s number one priority has been, and continues to be, safeguarding the health of all Queenslanders and building community resilience.

The success of Queensland’s health response to protect Queenslanders has highlighted that the state’s long-term economic success will also depend on our ability to protect the health and wellbeing of Queenslanders, including their mental health.

In line with this commitment, the budget allocates total health funding of $21.8 billion in 2020-21, including more than $1.6 billion for essential health infrastructure projects across the state. Key health measures include:

•	$979 million to enhance capacity and services at three major public hospitals in the South East Queensland growth corridor.

•	$265 million in funding to build seven satellite hospitals to enable our acute hospitals to safely manage patients via alternative models of care.

•

A range of funding for major regional health infrastructure, including: $70 million for Cairns Hospital mental health unit; $86.2 million for the Nambour Hospital redevelopment; and $46 million for the Thursday Island health facility upgrade.

In addition, the budget includes $100 million over three years to employ 464 additional wellbeing professionals in Queensland state schools and to trial the placement of general practitioners in up to 20 schools.

Supporting jobs

The government’s Economic Recovery Plan focuses on protecting jobs, including through safeguarding our health, minimising business costs through payroll tax reductions and other tax relief measures, and accelerating projects to unlock development and increase economic activity.

The 2020-21 Budget outlines a substantial capital program of $56.031 billion over four years throughout Queensland, which is estimated to directly support 46,000 jobs in 2020-21.

Some of the other key measures that will support jobs now and in the future include:

•

$1 billion in concessional jobs support loans, interest free for 12 months, to support businesses and keep Queenslanders in work. As at 31 October, more than 6,900 Queensland businesses have drawn down loans from the scheme, supporting over 86,000 local jobs.

•	Supporting the manufacturing industry, including almost $1 billion to make trains again in Queensland, as well as targeted support for sectors such as tourism, agriculture and energy.

•

An additional $200 million in Works for Queensland funding (taking total program funding to $800 million) and a further $200 million for a COVID Works for Queensland program, complemented by a $100 million SEQ Community Stimulus Package, to support job-creating maintenance and minor infrastructure projects.

•	Providing more Queenslanders with access to the skills training they need for rewarding careers.

Budget Strategy and Outlook 2020-21

Backing small business

Small business is a critical driver of economic activity and employment in Queensland, with small businesses representing over 97% of all businesses across the state and employing around 42% of private sector workers in Queensland.

Significantly, small businesses across the state have also been among the hardest hit by the economic impacts of the COVID-19 pandemic, given several of the most severely impacted sectors of the economy, including tourism-related businesses and many non-essential services, tend to be in industries dominated by small businesses.

In response to the crisis, the government has implemented a number of programs and initiatives designed to support small businesses and their employees. These programs include:

•	$1 billion in concessional jobs support loans, interest free for 12 months. Almost 90% of the businesses were small businesses with 20 employees or less.

•

Significant tax relief measures across the 2019-20 and 2020-21 financial years, including payroll tax refunds, payment holidays and deferrals, exemptions from payroll tax for JobKeeper payments and land tax relief.

•	Up to $196 million in Small Business Adaption Grants of up to $10,000, including a specific focus on small regional businesses.

The budget also includes a new $500 million Backing Queensland Business Investment Fund, with $100 million dedicated to direct investment in small and medium businesses based in Queensland and creating Queensland jobs.

Making it for Queensland

Queensland’s manufacturers collectively contribute more than $22 billion a year to the Queensland economy and support around 165,000 jobs. Growing the manufacturing sector in both traditional and new industries will not only support economic diversity and resilience but create new jobs.

The Economic Recovery Plan aims to foster growth precincts across the state by bringing manufacturers, skilled workers and supply chains together to power regional development. A key focus of the Plan involves the government working with industry to adopt innovative manufacturing techniques to enhance global competitiveness.

As part of this budget, the government will continue to support the state’s manufacturing sector, including a strong focus on attracting new businesses to the state. The suite of programs included in the budget to support and drive this innovation and growth in manufacturing include:

•	Establishment of an Immersive Technology Hub to promote Queensland’s capabilities nationally and internationally.

•	Delivering programs to connect research and technology companies with corporates to grow value, adding revenue and global routes to market.

•	Form an agreement with Vaxxas to manufacture needle-free vaccine technology, aligned with the Queensland Biomedical 10-year Roadmap and Action Plan.

•	Continuation of support to Rheinmetall Defence Australia’s $170 million facility at Redbank.

Budget Strategy and Outlook 2020-21

•

An almost $1 billion investment pipeline to build trains in Queensland, supporting hundreds of ongoing jobs in Maryborough, including a 10-year pipeline of manufacturing work to refurbish and maintain the QR fleet.

As another example of the government’s commitment to supporting the growth of manufacturing, in October this year the Queensland Government announced a partnership with Boeing Australia that, pending orders, will deliver Queensland a state-of-the-art advanced manufacturing facility to produce Boeing’s newest unmanned aircraft, known as Loyal Wingman, for global customers.

Building Queensland

The government’s ongoing commitment to delivering and facilitating productivity-enhancing and catalytic infrastructure works will improve productivity and connectivity across the economy, supporting Queensland’s economic recovery, growing the state’s regions and supporting business-led growth over the longer term.

Infrastructure connects individuals and households to employment opportunities and enables all Queenslanders to access essential services, such as health care and education. Infrastructure also improves business connectivity, productivity, and competitiveness, connects supply chains to more efficiently move goods and services across industries, regions, the rest-of-Australia, and overseas. As such, it increases the broader longer-term productive capacity of the Queensland economy, which leads to the creation of more high-value long term jobs across industries and regions.

The government’s capital works program will directly support substantial employment and economic activity across all regions of the state, with the $14.8 billion capital program in 2020-21 estimated to directly support 46,000 jobs.

Highlights of the 2020-21 investment in transformative infrastructure include:

•

$1.5 billion to continue construction work on Cross River Rail and substantial ongoing investment to fund major upgrades as part of the $3.4 billion program of works on the M1 Pacific Motorway and upgrades to the Bruce Highway.

•	$50.4 million of a $709.9 million total spend in joint funding for the Gold Coast Light Rail Stage 3A.

•	$38.9 million of a $550.8 million total spend in joint funding for the North Coast Line – Beerburrum to Nambour Rail Upgrade.

•

Substantial ongoing investment to support the state’s delivery of enhanced justice and public safety services, and to construct new social housing dwellings and upgrade existing properties, including in Indigenous communities.

Budget Strategy and Outlook 2020-21

Growing our regions

Approximately half of Queensland’s 5.2 million people reside outside Greater Brisbane, highlighting the critical importance of Queensland’s regional economies and communities.

Queensland’s regional economies are built on strong natural and competitive advantages. As a result, many of Queensland’s regions are heavily dependent on trade to drive their prosperity, with around 80% of the state’s merchandise exports produced in regional Queensland.

Further, more than half of the state’s tourism businesses are located in regional areas and, in some regions like the Whitsundays, tourism directly accounts for one in five jobs.

The Queensland Government clearly recognises the critical role the state’s regional economies and communities play in driving the state’s recovery from COVID-19, building the state’s resilience in the face of an ever-changing global landscape, and supporting ongoing growth in secure, highly skilled and well-paid jobs.

The 2020-21 Budget outlines a wide range of programs and initiatives to support the state’s regions, including:

•	$200 million additional funding for the Works for Queensland program to support local governments outside South East Queensland.

•

Funding for a range of major regional infrastructure investments, including upgrades to the Cairns Marine Precinct owned by Ports North, the Wellcamp entertainment precinct near Toowoomba, and a new film production studio in Far North Queensland.

•

A range of projects across the state to ensure clean, safe and affordable water supply for communities and businesses. This includes more than $150 million for dam improvements in 2020-21 and the government’s $195 million contribution towards the Townsville City Council’s Stage 2 Haughton Pipeline to improve water security for the North Queensland region.

•	$21 million to revitalise Queensland’s coastal shipping industry and create maritime jobs, including the establishment of a new shipping service between Townsville and Brisbane.

•

An additional $10 million over the next four years to develop the renewable hydrogen industry in Queensland, bringing the total investment in the Hydrogen Industry Development Fund to $25 million. The new funding will be used to continue working with project proponents to support renewable hydrogen projects in regional Queensland.

In addition, the government continues to invest in regions through the Building our Regions program, which also leverages funding from local governments, the Australian Government and others.

Investing in skills

The government’s Economic Recovery Plan recognises the importance of equipping Queenslanders with the skills needed in our future economy. The plan focuses on building workforce resilience and adaptability through facilitating upskilling and lifelong learning to support job opportunities for Queenslanders.

Targeted skills development is necessary to enable individuals to capitalise on both current and future employment opportunities, supporting them to achieve higher incomes, meaningful employment and to improve their overall quality of life.

Budget Strategy and Outlook 2020-21

The 2020-21 Budget continues the government’s investment to ensure the state has a highly skilled and adaptable workforce, including:

•	Around $1 billion over four years through the Great Schools, Great Future commitment, to provide new classrooms and facilities at existing schools to meet growing enrolments.

•	Expanding the Building Future Schools Fund to $1.7 billion by investing an additional $346.2 million over four years from 2020-21, including for four new schools.

•	$21 million for the Free TAFE and Free apprenticeships initiatives for Queenslanders aged under 25 years for qualifications in priority areas.

•

$200 million to invest in the future skills requirements of Queenslanders, including: funding for TAFE facilities; priority skills, pre-apprenticeships; capacity building in manufacturing, digital workforces, and social enterprise; and targeted support for disadvantaged cohorts.

Back our frontline services

The government continues to focus on frontline service delivery, ensuring Queenslanders, no matter where they live, can receive the support they need at the time they need it.

This budget with significant spending on key frontline services, including funding for more nurses, doctors and other health professionals, teachers, community service staff, firefighters, paramedics and police personnel.

Close to 90% of all Queensland public sector employees are in frontline or frontline support roles working closely with local communities across the state. Funding in the budget will support the election commitment of additional health service staff including 5,800 nurses, 1,500 doctors and 1,700 allied health professionals through to September 2024.

Other key measures contained in the budget include:

•	Employing 6,190 new teachers and 1,139 new teacher aides over the next four years to support learning outcomes across the state.

•	Increased funding to up to $36 million over four years to Surf Life Saving Queensland to support its crucial efforts in safeguarding Queenslanders and the state’s visitors.

•	An additional 357 firefighters over five years to help the community prevent, prepare for, respond to and recover from the impact of fire and emergency events.

•	Hiring an additional 2,025 police personnel over the next five years, while an additional 25 police beats will be established.

Protect the environment

Queensland’s natural beauty and rich resource endowment has made a significant contribution to the state’s prosperity. The government’s recovery plan maintains a strong focus on ensuring appropriate protections are in place for optimising the use of our natural resources. This will unlock opportunities that deliver sustainable outcomes in terms of growth and the environment for the benefit of current and future generations of Queenslanders.

Budget Strategy and Outlook 2020-21

The COVID-19 pandemic is also likely to create opportunities for Queensland to enhance its position and reputation as a safe lifestyle destination for tourists, businesses and potential migrants. Protecting our environment, complemented by provision of sustainable and resilient infrastructure, will boost the state’s competitiveness in attracting investment, businesses and highly skilled workers.

The government has announced a suite of programs to protect the environment, with existing and new initiatives outlined in the budget including:

•

Consistent with the 50% renewable energy target, the government recently announced a $500 million Renewable Energy Fund to support the renewable energy sector. The Fund complements the government’s $145 million commitment to establish three renewable energy zones across Queensland to foster jobs and growth in regional Queensland.

•

One of the state’s biggest tourism attractions and environmental wonders – the Great Barrier Reef – will benefit from an additional $40 million worth of support. This includes $10 million for a Reef Assist Program and $6 million over four years for the GBR Island Arks project to deliver ecotourism in the region.

•	A further $27.1 million has been allocated to support reef water quality activities. The latest Reef funding builds on more than $400 million committed by the government since 2015.

•	$10.5 million will be delivered in 2020-21 as part of the five-year $65 million Queensland Resilience and Risk Reduction Fund.

Supporting Queenslanders

The impact of the COVID-19 pandemic has been significant and the Queensland Government moved quickly to introduce a substantial relief package to support Queenslanders.

A critical element of the government’s support was the introduction of substantial tax relief measures to support Queensland businesses, particularly small-to-medium enterprises. These initiatives, or tax expenditures, were primarily aimed at supporting the cashflows and viability of Queensland businesses, landlords, tenants, and the state’s pubs and clubs.

Key tax relief measures included: tax refunds, waivers, and rebates; deferrals of tax liabilities; and tax exemptions.

As well as tax relief, the government also provided a range of concessions and assistance measures to further support Queensland businesses and households impacted directly and indirectly by COVID-19.

These include: electricity rebates, concessional loan schemes, commercial rent relief, transport service supports, business counselling and financial advisory services, subsidies for accommodation and travel, various registration and licencing fee waivers, reduced or waived annual fees, and other sector-specific assistance measures.

The Queensland Government is committed to providing critical support for households and businesses across the state as the community and economy continue to recover from COVID-19.

Budget Strategy and Outlook 2020-21

Economic Outlook

The COVID-19 pandemic has delivered an unprecedented shock to the global economy, with data indicating that economic outcomes are more favourable where health outcomes are better.

The pandemic and related restrictions led to a record 5.9% fall in domestic economic activity in Queensland in June quarter of 2020, less than the 7.4% fall recorded in national domestic activity and declines in New South Wales (down 8.6%) and Victoria (down 8.5%).

Importantly, Queensland’s success in containing the spread of the virus means the June quarter is now expected to be the lowest point in the COVID-19 economic cycle, with the unwinding of restrictions and substantial income support and stimulus provided across all levels of government having facilitated a strong rebound in domestic activity in the September quarter.

Domestic and global conditions have continued to evolve since C19-FER but currently appear to be on different trajectories. While many indicators of Queensland’s domestic economy have continued to improve, the global outlook has weakened further and remains the key risk to the state’s economic outlook.

On balance, the Queensland economy is still forecast to return to marginal growth (up 1⁄4%) in 2020-21, unchanged from the C19-FER forecast. Economic growth is then forecast to rebound to 3 1⁄2% in 2021-22, followed by ongoing solid growth of around 2 3⁄4% in 2022-23 and 2023-24.

COVID-19 has also had a substantial impact on the Queensland labour market, with employment in Queensland falling by a record 205,400 persons (or 8.0%) between March and May 2020.

However, since May, there has been a rapid and strong recovery in the Queensland labour market. Employment increased by 205,900 persons between May and October 2020, to be 500 persons above the pre-COVID-19 level in March. Similarly, the monthly number of hours worked in Queensland rebounded between May and October, to be 0.4% above pre-COVID-19 levels.

Queensland is the only state where employment and hours worked have rebounded to above their pre-COVID-19 levels. This highlights the extent of the recovery in the state’s labour market following the easing of restrictions due to success in containing the virus.

This strength is reflected in the outlook for employment, which in year-average terms is forecast to rise 1% in 2020-21 (compared with a 3% fall forecast at C19-FER), and in quarterly terms, is forecast to rise by 6 3⁄4% (around 160,000 persons) through the year to June quarter 2021.

The improved employment conditions and outlook has also flowed through to unemployment. The year-average unemployment rate is now forecast to average 7 1⁄2% in 2020-21 (down from 8 1⁄2% at C19-FER) and improve steadily over coming years, falling to 6 1⁄2% by 2022-23. In quarterly terms, the seasonally adjusted unemployment rate is expected to have peaked at 7.9% in September quarter 2020, lower than the 9% peak expected in December quarter 2020 at C19-FER.

Budget Strategy and Outlook 2020-21

Overview Table 1	Queensland economic forecasts/projections[1]

	Actuals		Forecasts		Projections
	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
Gross state product[2]	1.6	-0.4	1⁄4	3 1⁄2	2 3⁄4	2 3⁄4
Nominal gross state product	5	-1.2	-3	6 1⁄4	4 1⁄4	5
Employment[3]	1.4	0.5	1	2 1⁄4	2	2
Unemployment rate[4]	6.1	6.4	7 1⁄2	7	6 1⁄2	6 1⁄2
Inflation[3]	1.6	1.2	1 1⁄4	1 1⁄2	1 3⁄4	2
Wage Price Index[3]	2.3	1.9	1 1⁄4	1 1⁄2	2	2 1⁄4
Population[3]	1.7	1 1⁄2	1	1	1 1⁄4	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	CVM, 2017-18 reference year. 2019-20 GSP outcome is a preliminary estimate and may be revised in the September quarter 2020 Queensland State Accounts.
3.	Annual percentage change, year-average.
4.	Per cent, year-average.

Sources: ABS National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Budget Strategy and Outlook 2020-21

Fiscal Outlook

Queensland has needed to significantly increase expenditure, both for health services and supporting the community and businesses through this crisis. This reflects the government’s strategic intent with responding to this crisis to safeguard the health of Queenslanders as the foremost priority, while helping industries and businesses adapt and recover.

The decision to prioritise the health crisis response and economic recovery has meant that Queensland’s fiscal position has been substantially impacted. However, Queensland entered this crisis with a robust fiscal position. This will allow the budget to weather the crisis and be positioned for recovery as the immediate pandemic pressures ease and productivity initiatives take effect.

Risks to the fiscal outlook remain elevated, and flow from risks to the macroeconomic outlook. Another substantial or elevated wave of the pandemic disrupting recovery in global demand for Queensland exports, delays in the availability of an effective vaccine, and an abrupt unwinding of Australian Government fiscal stimulus measures would all prolong negative effects on demand and activity. An escalation of geopolitical tensions and trade disputes would also hinder global economic recovery.

Queensland’s operating position has been significantly affected by the impact of the economic downturn on revenues as well as the cost of support and recovery measures. The operating deficit for 2019-20 was $5.734 billion, in line with the C19-FER expectation, with an estimated deficit of $8.633 billion forecast for 2020-21. The deficit position is expected to improve substantially over the forward estimates period as the economy recovers and support measures are no longer required.

Queensland has also remained committed to a substantial infrastructure investment program, committing a total four-year capital program of $56.031 billion in the 2020-21 Budget. The government’s Economic Recovery Plan to restore prosperity includes maintaining a significant infrastructure program as a major driver of economic growth and job creation and to give industry confidence to invest and generate jobs.

Responding to COVID-19 has led to increased borrowings, driven by the General Government Sector. General Government Sector borrowing with QTC is estimated to be $53.501 billion by 30 June 2021. While this compares with the $53.148 billion projection outlined in C19-FER, it is a significant increase on the pre-crisis forecast of $34.772 billion outlined in the 2019-20 MYFER.

Non-financial Public Sector borrowing with QTC is estimated to be $93.467 billion by 30 June 2021. This is comparable to the $93.125 billion projection outlined in the C19-FER, but materially higher than the pre-crisis forecast of $75.055 billion, as outlined in the 2019-20 MYFER.

The increased borrowings are unavoidable without austerity measures. The government has put the health of Queenslanders and the economic recovery first. While borrowings are rising, serviceability of borrowings remains strong.

The COVID-19 pandemic has resulted in some of Queensland’s fiscal principles not being met and appropriate revisions will be considered ahead of the 2021-22 Budget. The government recognises the importance of economic recovery while ensuring spending continues to be well-

Budget Strategy and Outlook 2020-21

targeted to drive competitiveness and productivity. While economic recovery is the key priority in the near term, a disciplined approach will position the state well for fiscal recovery.

To assist with the funding of the Queensland’s COVID-19 economic recovery, the government is implementing a Savings and Debt Plan within government services to deliver savings of $3 billion over four years to 2023-24. The government has achieved 47%, or $352.2 million, of its savings target for 2020-21 through a range of measures. Savings will continue to be achieved by focussing on core tasks with government resources directed to where they are needed most.

Overview Table 2	Key Fiscal Aggregates[1]

	2018-19	2019-20	2019-20	2020-21	2021-22	2022-23	2023-24
	Outcome	MYFER	Actual	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government Sector
Revenue	59,828	59,914	57,764	56,249	60,504	63,394	66,326
Expenses	58,843	59,763	63,498	64,881	64,806	65,874	67,715
Net operating balance	985	151	(5,734)	(8,633)	(4,303)	(2,480)	(1,389)
PNFA[2]	5,764	7,223	6,291	7,572	8,136	8,078	7,762
Fiscal balance	(2,207)	(4,068)	(9,158)	(13,440)	(9,085)	(6,647)	(4,370)
Borrowings with QTC	29,468	31,774	37,570	53,501	64,525	73,924	80,653
Leases and similar arrangements[3]	2,612	6,071	6,499	7,565	7,408	7,484	7,768
Securities and derivatives	121	121	198	198	198	198	198
Net debt	(198)	7,030	14,046	25,499	35,511	44,228	50,782
Non-financial Public Sector
Borrowings with QTC	67,576	70,832	76,464	93,467	104,626	114,217	121,039
Leases and similar arrangements[3]	2,612	6,481	6,991	8,033	7,843	7,884	8,135
Securities and derivatives	720	544	1,505	720	618	567	549
Net debt	34,196	44,123	50,592	63,467	73,770	82,624	88,906

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	PNFA: Purchases of non-financial assets.
3.	Reflects the ‘Leases and similar arrangements’ and ‘Securities and derivatives’ line items in the balance sheet.

Budget Strategy and Outlook 2020-21

1	Economic recovery – enhancing productivity and competitiveness

Features

•

Reflecting Queensland’s success in controlling the spread of coronavirus (COVID-19), the state’s economic recovery is clearly underway and gathering momentum, with employment in Queensland having rebounded in October 2020 to pre-COVID-19 levels.

•

The Queensland Government’s swift and effective policy response, through a range of targeted support and stimulus measures, was appropriately focused on protecting the health of Queenslanders, supporting businesses and communities during the crisis, positioning businesses to recover and getting Queenslanders back into jobs.

•

Built around Unite and Recover: Queensland’s Economic Recovery Plan, the Queensland Government, working together with industry and the community, has identified nine key areas of focus that will help drive the ongoing recovery: Safeguarding our health; Supporting jobs; Backing small business; Making it for Queensland; Building Queensland; Growing our regions; Investing in skills; Back our frontline services; and Protect the environment.

•	The Queensland Budget 2020-21 outlines the substantial commitments the government has made to support and drive the state’s economic recovery, including in these key areas.

•

However, as highlighted in the Economic Recovery Plan, Queensland’s economic recovery from COVID-19 is a long-term challenge that requires a long-term response. In addition to maintaining the current momentum, the policy focus will continue to pivot to an emphasis on driving sustainable economic growth and job creation over the longer term.

•

A pro-growth and pro-business policy focus, underpinned by driving ongoing improvements in the competitiveness and productivity of the state’s key industries, will be critical to drive sustainable economic growth and restore Queensland’s prosperity.

•

The private sector supports around 84% of total employment in Queensland. Therefore, continuing to create an environment that supports business competitiveness and productivity is paramount to creating jobs, improving incomes, reducing the unemployment rate and improving the living standards of all Queenslanders.

•

To achieve this aim, the government’s economic strategy to boost growth and create jobs will include an increased focus on: building the state’s productive capacity through investments in infrastructure, skills and fostering innovation; leveraging Queensland’s natural and competitive advantages; maintaining an efficient and responsive public sector that continues to deliver essential services to all Queenslanders; reducing costs for business to enhance their competitiveness; and driving regulatory reform to support growth.

Budget Strategy and Outlook 2020-21

1.1	Queensland’s Economic Recovery Plan

The Queensland Government’s objectives for the community are built around the Economic Recovery Plan. These nine objectives are:

•	Safeguarding our health: Safeguarding our health and jobs by keeping Queensland pandemic ready.

•	Supporting jobs: Support increased jobs in more industries to diversify our economy and grow our existing strengths in agriculture, resources and tourism.

•	Backing small business: Helping small business, the backbone of our economy, thrive in a changing environment.

•	Making it for Queensland: Growing manufacturing across traditional and new industries, making new products in new ways and creating new jobs.

•	Building Queensland: Driving investment in the infrastructure that supports our recovery, resilience and future prosperity.

•	Growing our regions: Helping Queensland’s regions grow by attracting people, talent and investment, and driving sustainable economic prosperity.

•	Investing in skills: Ensuring Queenslanders have the skills they need to find meaningful jobs and set up pathways for the future.

•	Back our frontline services: Deliver world class frontline services in key areas such as health, education and community safety.

•	Protect the environment: Protect and enhance our natural environment and heritage for future generations and achieve a 50% renewable energy target by 2030.

The Queensland Government’s Economic Recovery Plan highlighted initiatives totalling more than $7 billion to support jobs, businesses and economic opportunities in Queensland.

Building on this support, the government has committed to a significant package of election commitments totalling $4.3 billion over four years. These measures provide essential support for service delivery as well as continued resources for COVID-19 support and recovery.

First and foremost, key budget initiatives will continue to protect and safeguard the health of all Queenslanders, no matter where they live.

Further, a range of key initiatives outlined in the budget will support ongoing recovery of the state’s businesses, in particular our vital small businesses, so they have the confidence to invest, grow and employ. These initiatives will drive growth and jobs across all key sectors of the economy, including driving growth in manufacturing and the state’s other critical export-oriented industries that directly support one in four jobs across the state.

The success of Queensland’s health response to protect Queenslanders has highlighted that the state’s long-term economic success will also depend on our ability to protect the health and wellbeing of Queenslanders, including their mental health. In line with this commitment, the budget allocates total health funding of $21.8 billion in 2020-21, including more than $1.6 billion for essential health infrastructure projects across the state.

Budget Strategy and Outlook 2020-21

The government’s key measures to build the productive capacity of the Queensland economy and leverage the state’s natural and competitive advantages, through broad and targeted measures that support industry, business and protect the environment, are providing employment opportunities for hundreds of thousands of Queenslanders now and will also support future jobs.

The 2020-21 Budget outlines a substantial capital program of $56.031 billion over four years throughout Queensland, which is estimated to directly support 46,000 jobs in 2020-21.

Growing the manufacturing base capabilities across both traditional and new industries will support economic diversity and resilience, as well as create new jobs.

The suite of programs included in the budget to support and drive this innovation and growth in manufacturing include the establishment of an Immersive Technology Hub, delivering programs to connect research and technology companies, an agreement with Vaxxas to manufacture needle-free vaccine technology, continuation of support to Rheinmetall Defence Australia’s $170 million facility at Redbank, and an almost $1 billion investment pipeline to build trains in Queensland.

The state’s regional economies and communities will play a key role in driving the state’s recovery from COVID-19, building the state’s resilience in the face of an ever-changing global landscape, and supporting ongoing growth in secure, highly-skilled and well-paid jobs. The government is investing in a wide range of programs and initiatives to support the state’s regions, including: $200 million additional funding for the Works for Queensland program; $15 million for a regional tourism organisation fund, and funding for a range of major regional infrastructure projects (e.g. the Cairns Marine Precinct, the Wellcamp entertainment precinct near Toowoomba, Bundaberg flood levee, and the Rookwood Weir).

In addition, the government continues to invest in regions through the Building our Regions program, with approvals to date of $348.3 million towards infrastructure and planning projects across regional Queensland. This has leveraged financial co-contributions of almost $538.3 million from local governments, the Australian Government and others, to create a total value of capital expenditure of $886.6 million. Small businesses across the state have also been among the hardest hit by the economic impacts of the COVID-19 pandemic. In response to the crisis, the government has implemented a number of programs and initiatives designed to support small businesses and their employees.

These include the $1 billion concessional job support loan initiative, significant state government tax relief, up to $196 million in Small Business Adaption Grants, and $100 million in electricity bill relief. The budget also includes a new $500 million Backing Queensland Business Investment Fund to target investments in businesses based in Queensland and create Queensland-based jobs.

Ongoing and targeted skills development is necessary to enable individuals to capitalise on both current and future employment opportunities, supporting them to achieve higher incomes, gain meaningful employment and improve their overall quality of life. The 2020-21 Budget continues the government’s investment to ensure the state has a highly skilled and adaptable workforce, including significant investments in schools through programs such as the Building Future Schools Fund and Great Schools, Great Future commitment, as well as in training, such as the Free TAFE and Free apprenticeships initiatives.

Budget Strategy and Outlook 2020-21

The government continues to focus on frontline service delivery, ensuring Queenslanders, no matter where they live, can receive the support they need at the time they need it.

This budget continues that focus, with investments for more nurses, doctors and other health professionals, teachers, community service staff, firefighters, paramedics and police personnel.

1.2	Transitioning from support and stimulus to productivity and private sector growth

In response to the unprecedented COVID-19 crisis, the Queensland Government’s immediate policy focus was rightly on protecting the health of Queenslanders, supporting Queensland businesses, keeping Queensland workers connected with their employers and getting Queenslanders back into jobs through well-targeted support and stimulus measures.

This policy focus was consistent with the global consensus that governments needed to provide substantial fiscal stimulus and policy support to help counteract the direct and indirect impacts of the pandemic.

Reflecting Queensland’s success in controlling the spread of COVID-19, and the resulting substantial relaxation of emergency health restrictions, there are clear signs that Queensland’s economic recovery is underway and gathering momentum.

As outlined in Chapter 2, some key indicators of domestic economic activity are showing a return to pre-COVID-19 levels of activity while, most importantly, employment and hours worked have both rebounded in October 2020 to be higher than that recorded prior to the onset of the crisis. Indeed, Queensland is the only state to record levels of employment and hours worked in October 2020 that were higher than those recorded pre-COVID-19 in March 2020.

However, despite the economic recovery now underway in Queensland, the COVID-19 pandemic will have a significant and lasting impact on the state’s industries, regions and communities.

Therefore, as highlighted in the Economic Recovery Plan, the government’s policy focus will continue to pivot to a focus on improving the competitiveness and productivity of Queensland’s key industries, in order to drive private sector growth and investment.

As highlighted in Box 1.1, this enhanced focus on bolstering the fundamentals that underpin the longer-term health of the economy is necessary to create strong, sustainable economic growth that generates increased employment opportunities for all Queenslanders, including our disadvantaged cohorts such as our youth.

The long-term economic prosperity of Queensland fundamentally depends on the state’s ability to be a competitive exporter of goods and services to domestic and global markets.

As such, it will be critical to ensure the government’s regulatory, taxation, industry and regional development policy settings are appropriate to position Queensland as a competitive and attractive location for businesses to establish, invest and employ. Continuing to create a business-friendly environment and facilitating productivity-enhancing investment will improve the capability and flexibility of businesses, workers and households to adapt, innovate and respond to market changes and future external shocks, including climate change.

Budget Strategy and Outlook 2020-21

The private sector currently supports around 84% of total employment in Queensland, with one in four jobs directly dependent on overseas and interstate trade. This highlights the need to create an environment that supports and facilitates business growth in order to create jobs and reduce the unemployment rate over time.

Strong private sector growth will also be critical to reduce the need for ongoing fiscal support and to drive a return to the sustainable government revenues needed to restore the state’s fiscal position. This will ensure the state has the capacity to respond to new challenges, and maintain the provision of world-class essential services to all Queenslanders.

The government’s pro-growth and pro-business economic strategy will include continued substantial investment in infrastructure, skills and innovation to build the productive capacity of the state’s industries and workforce, while leveraging off Queensland’s natural and competitive advantages to drive growth across all our regions.

Therefore, in pursuing all nine of the government’s objectives for the community, driving longer term economic growth and prosperity will be underpinned by an enhanced focus on:

•	Building Queensland’s productive capacity, including through appropriate investment in productivity-enhancing infrastructure, skills and training, and fostering innovation.

•	Leveraging the state’s natural and competitive advantages, including in our regions

•	Maintaining a responsive public sector to provide timely and efficient services to all Queenslanders.

•	Reducing costs for businesses to increase their competitiveness.

•	Regulatory reform to support growth.

Leveraging the substantial support and stimulus measures already announced to support the state’s economic recovery, the government’s focus on improving productivity and competitiveness will create more well-paid secure jobs, increase incomes, reduce the unemployment rate and improve prosperity and living standards for all Queenslanders.

Box 1.1	Why improving productivity and competitiveness is important

Increasing productivity means Queenslanders can produce more and earn more for the same amount of work, thereby increasing incomes and living standards.

In 1901, the average Australian weekly wage was approximately $340 (in 2019 dollars) for working an average of almost 50 hours a week. In November 2019, it was approximately $1,660 for working on average just under 32 hours a week, and with substantial improvements in working conditions over that time. This means the average income of a worker in 2019 was almost five times higher than it was in 1901, despite working fewer hours.

There is a strong evidence base and international consensus that sustained improvements in productivity and competitiveness are necessary in the long run for continuous increases in employment, business investment, household real incomes and overall standards of living.

Budget Strategy and Outlook 2020-21

Building and maintaining momentum in private sector growth is especially important in the context of the continued recovery from COVID-19.

Increasing the productivity and competitiveness of key industries is particularly important in the Queensland context, given the state strongly relies on domestic and international trade to increase economic opportunities and create prosperity. In 2018-19, overseas exports accounted for 28% of Queensland’s Gross State Product (GSP), while nearly one in four jobs across the state are directly dependent on interstate and international trade.

Increasing annual average productivity growth by only 0.1 percentage points over the remainder of this decade would add around $4.9 billion to GSP in 2030, equating to around $1,400 in additional income per Queensland household.

Key factors for lifting productivity include delivery and better use of infrastructure, enhanced supply chain linkages, innovation, improved agglomeration benefits through investment precincts, an agile and responsive business and regulatory environment, and a more skilled workforce, supported through investment in education, skills and training.

1.3	Building our productive capacity

Building the productive capacity of the economy, by investing in enabling infrastructure, skills and innovation, is critical to support economic growth and promote greater workforce participation.

1.3.1	Productive infrastructure

The government’s ongoing commitment to delivering and facilitating productivity-enhancing and catalytic infrastructure will improve productivity and connectivity across the economy.

Infrastructure connects individuals and households to employment opportunities and enables all Queenslanders to access essential services, such as health care and education.

Infrastructure improves business connectivity, productivity, and competitiveness; and connects supply chains to more efficiently move goods and services across industries, regions, the rest-of-Australia, and overseas. As such, it increases the broader longer-term productive capacity of the Queensland economy, which leads to the creation of more high-value long term jobs across industries and regions.

Further, the COVID-19 pandemic is likely to create opportunities for Queensland to enhance its position and reputation as a safe lifestyle destination for tourists, businesses and for potential migrants. The provision of essential and strategic infrastructure, including supporting greater access to reliable and affordable digital services, will boost the state’s competitiveness in attracting investment, businesses and highly skilled workers.

As part of Queensland’s Economic Recovery Plan, the government committed to maintaining the current state infrastructure investment program at $51.8 billion over the four-year period from 2019-20 to 2022-23.

In line with this commitment, the 2020-21 Budget includes a substantial capital works program totalling $56.031 billion over the four years to 2023-24.

Budget Strategy and Outlook 2020-21

Key capital works projects outlined in the budget include both a series of new fast-tracked infrastructure projects as well as the continuation of major existing projects, including the flagship Cross River Rail, M1 and Bruce highway upgrades, Gold Coast Light Rail Stage 3A, and the North Coast Line between Beerburrum and Nambour. Details on these projects and other infrastructure priorities are provided in the Capital Statement (Budget Paper 3).

The government’s capital works program is important in directly supporting construction-related jobs in the short to medium term, with the capital works program estimated to directly support 46,000 jobs in 2020-21.

However, more importantly, this substantial investment in infrastructure will continue to support Queensland’s economic recovery, resilience and future prosperity. As such, the government will continue to prioritise projects that align with the government’s economic recovery priorities and are supported by strong business cases that deliver sustained economic and service delivery benefits beyond simply boosting short-term demand or providing immediate economic stimulus.

1.3.2	Investing in skills and training

The government’s Economic Recovery Plan recognises the importance of equipping Queenslanders with the skills needed in our future economy. The plan focuses on building workforce resilience and adaptability through facilitating upskilling and lifelong learning to support job opportunities for Queenslanders.

Continued and targeted skills development is necessary to enable individuals to capitalise on both current and future employment opportunities, supporting them to achieve higher incomes, gain meaningful employment and improve their overall quality of life.

Making better use of existing skills could offer significant benefits. Around 25% of Australian workers experience skills mismatch (i.e. they are not able to make full use of their education and training in their current employment), and it has been claimed that productivity could be increased by 6% if this mismatch could be reduced to an Organisation for Economic Co-operation and Development (OECD) best-practice level.1

Further, higher workforce participation is essential to support sustainable business growth and attract investment, as well as reduce the need for fiscal support, thereby reducing the need to raise additional government revenues and enabling a more competitive taxation regime to be maintained. This in turn will help enhance productivity and competitiveness across the economy.

As Queensland recovers from the COVID-19-induced national recession, creating job opportunities for, and improving the participation of, disadvantaged cohorts including youth, Aboriginal and Torres Strait Islanders, and women will be more important than ever.

Studies show that difficulties faced by jobseekers in entering or re-entering the labour market when economic conditions are challenging can have a long-lasting negative effect on individuals’ earning ability, longer term job security and employment outcomes.2

[1]	OECD, 2015, Labour market mismatch and labour productivity
[2]	For an international summary of this phenomenon see the OECD, 2016, Society at a Glance. Australian experiences are reviewed in Borland, 2020, Labour market snapshot #58.

Budget Strategy and Outlook 2020-21

Through the government’s flagship Skilling Queenslanders for Work program, the government will continue to focus on investing in the skills needed to support private sector growth.

In the 2020-21 Budget, this commitment is complemented by a $200 million investment in the future skills requirements of Queenslanders, including: funding for TAFE facilities; priority skills, pre-apprenticeships; capacity building in manufacturing, digital workforces, and social enterprise; and targeted support for disadvantaged cohorts.

Funding of $21 million has also been committed to expand the Free TAFE and Free apprenticeships initiative to Queenslanders aged under 25 across priority qualifications.

Meanwhile, the Queensland Government will also continue partnering with the Australian Government to deliver the JobTrainer Fund to prioritise no or low fee training places for jobseekers, school leavers and young people to support them into jobs as part of the economic recovery from COVID-19.

To support future workforce capabilities and help improve workforce participation, the government continues to make significant investments in education, including through initiatives such as the $1.7 billion Building Future Schools Fund, the Great Schools, Great Future commitment, and the Cooler Cleaner Schools Program.

1.3.3	Fostering innovation

There is universal agreement that innovation directly leads to lasting improvements in productivity and competitiveness. Importantly, research and evidence clearly show that the effective diffusion of innovative ideas and approaches, and successful adoption of innovation, is the key to fostering further innovation across the economy. The Review of the National Innovation System notes that 98% of new technologies are currently sourced from outside Australia.3

In the post COVID-19 era, governments and firms are likely to have a renewed focus on opportunities for re-shoring, i.e. attracting and re-establishing business and activities that had located outside of Queensland and Australia.

The Advance Queensland program includes a range of programs targeting the creation of innovation, including a strong focus on start-ups. Through these initiatives, the government will continue to support the fostering, adoption and enhanced utilisation of innovation, including in relation to Queensland’s trade-exposed industries where innovation is a key factor in maintaining or enhancing their international competitiveness.

[3]	Cutler, 2008, Review of the National Innovation System

Budget Strategy and Outlook 2020-21

1.4	Leveraging our natural and competitive advantages

Leveraging the state’s natural and competitive advantages, including across the state’s regional economies, is critical to unlock private sector investment, ensure long term sustainable economic growth and create jobs in traditional, emerging and new industries.

1.4.1	Promoting regional growth and prosperity

The importance of Queensland’s regional economies is highlighted by the fact that approximately half of Queensland’s 5.2 million people reside outside the greater Brisbane area. In comparison, only about 34% and 23% of New South Wales’ and Victoria’s populations, respectively, live outside the greater Sydney and Melbourne areas.

While Queensland’s regions support different and diverse economies, each with their own unique industry structure, a number of regions are interconnected through critical supply chains and interdependencies which create strategic economic zones across regions.

Queensland’s regional economic foundations are built on strong natural and competitive advantages, such as the rich resources which support mining and heavy manufacturing in the North West region, including essential industry and workforce linkages with Townsville and Cairns.

The importance of leveraging our natural and comparative advantages is highlighted by the significance of agricultural production, coal mining and LNG production in the Central Queensland and Darling Downs-Maranoa regions, while the natural beauty of Queensland’s forests, beaches, reefs, and landscapes enable tourism to have a strong foothold in Cairns, the Whitsundays, and across the Queensland Outback.

Many of Queensland’s regions are heavily dependent on trade to drive their prosperity, with around 80% of the state’s merchandise exports being produced in regional Queensland. Further, more than half of the state’s tourism businesses are located in regional areas and, in some regions like the Whitsundays, tourism directly accounts for one in five jobs.

Despite the disruptions of COVID-19 to the global economy and traditional supply chains, there has been an increasing demand over time for Queensland’s valuable resources; our clean, green food and agricultural products; and the skills and services provided by Queensland businesses.

As such, continuing to support these strong, traditional industries and identifying further opportunities to leverage these natural advantages, including through productivity-enhancing public and private sector investment, will be crucial to further enhance the regions’ productive capacity and competitiveness over the longer term. In 2020-21, around 58% of the $14.8 billion capital works program will be delivered outside of the Greater Brisbane area, which will directly support 28,700 jobs.

Budget Strategy and Outlook 2020-21

1.4.2	Enhancing existing and attracting new manufacturing capacity

Queensland’s manufacturers collectively contribute more than $22 billion to the Queensland economy and employ around 165,000 persons. Growing the manufacturing sector in both traditional and new industries will not only support economic diversity and resilience but also create new jobs.

The Economic Recovery Plan clearly identifies growing manufacturing across traditional and new industries as a priority area of focus, with the government committed to supporting the sector in making new products in new ways and creating new jobs.

The Economic Recovery Plan aims to foster growth precincts across the state by bringing manufacturers, skilled workers and supply chains together to power regional development. A key element of the Plan involves the government working together with industry to adopt innovative manufacturing techniques to enhance global competitiveness.

Enhancing Queensland’s manufacturing base will play a key role in the state’s economic recovery from the impacts of COVID-19. As outlined in Box 1.2 (see section 1.6), the government’s commitment to deliver affordable and reliable energy is one of the key elements of its plan to drive competitiveness and growth in Queensland’s manufacturing sector.

As another example of the government’s commitment to supporting the growth of manufacturing in Queensland, in October this year the Queensland Government announced a partnership with Boeing Australia that, pending orders, will deliver Queensland a state-of-the-art advanced manufacturing facility to produce Boeing’s newest unmanned aircraft, known as Loyal Wingman, for global customers.

This will be the first military aircraft to be designed, engineered and manufactured in Australia in over 50 years. It is Boeing’s largest investment in an unmanned aircraft program outside of the United States.

Further, as part of this budget, the Queensland Government will continue to provide targeted support to Queensland’s manufacturing industry, including a strong focus on attracting new businesses to the state. Such initiatives are particularly valuable where through building industry capability and supply chain linkages, they deliver broader benefits to industry and the economy beyond the individual firm.

Among the suite of programs included in the budget are the establishment of an immersive technology hub, building train manufacturing capability, further investments in the hydrogen industry, and other initiatives that align closely with the Queensland Government’s Biomedical and Defence industry Roadmaps.

Budget Strategy and Outlook 2020-21

1.5	Responsive public sector

The far-reaching social and economic impacts arising from the COVID-19 pandemic led to an immediate and targeted response from the government, to ensure the provision and delivery of essential services to Queenslanders, in particular health services, during this highly challenging period was not only maintained but also enhanced and expanded.

Specifically, this response involved the government enacting targeted measures that provided greater flexibility and support to communities, businesses and individuals to help mitigate the adverse impacts associated with the pandemic, particularly in terms of supporting positive health outcomes and ongoing economic recovery efforts.

The government responded quickly to the COVID-19 pandemic, committing $1.2 billion to support the health response by expanding fever clinics, emergency department capacity, acute care services, and regional and remote services, as well as building strong contact tracing and testing capability and mobilising additional resources to support the health effort.

The government also worked with local manufacturers to address gaps in the supply chain, encouraging Queensland firms able to support the emergency health response and pivot to produce essential personal protective equipment.

As part of the government’s ongoing commitment to support the delivery of world-class health services across the state, the budget includes $20.2 billion for health services expenditure in 2020-21, including delivering expanded access to specialist outpatient services. Meanwhile, more than $1.6 billion has been allocated for health-related infrastructure projects throughout the state in 2020-21.

While safeguarding the health of all Queenslanders remains the key priority, the government also continues to focus on frontline service delivery more broadly, ensuring Queenslanders, no matter where they live, can receive the support they need at the time they need it.

This budget continues that focus with significant spending on key frontline services, including funding for more nurses, doctors and other health professionals, teachers, community service staff, firefighters, paramedics and police personnel.

As the government’s service delivery priorities shift from a focus on responding to COVID-19 to longer term service provision to support economic recovery and growth, agencies will continue to identify opportunities to improve the effectiveness and efficiency of government service delivery.

To this effect, the Queensland Government will continue to ensure realisation of better value and outcomes from existing government spending, which includes continued monitoring of procurement policies to ensure these are responsive, support Queensland businesses and local jobs, and ensure that services can be delivered in a way that improves quality and overall social and economic welfare outcomes.

Budget Strategy and Outlook 2020-21

1.6	Reducing costs for businesses to increase their competitiveness

The cost structure of businesses varies substantially within and across industries. However, all businesses use some mix of capital, labour, energy, materials and services to produce output and supply this output to market (see Chart 1.1). There are a diverse range of domestic and international factors which influence the prices of these inputs, with many of these being market driven.

A key input cost for many businesses is the need for reliable and affordable energy, a critical component of overall business costs across many of Queensland’s key industries. In particular, affordable energy is crucial to support growth in Queensland’s manufacturing industry and enable the value adding activities associated with leveraging the state’s natural economic strengths, including in mining and agriculture (see Box 1.2).

Chart 1.1	Cost structure for key Queensland industries[1]

Note:

1.	Shares of economic input costs as defined under the KLEMS approach: Capital (K), Labour (L), Energy (E), Materials (M) and Services (S).

Source: ABS Experimental Estimates of Industry Level KLEMS Multifactor Productivity and Queensland Treasury

The government is providing targeted support to businesses and industry to reduce the costs of doing businesses. In this budget, more than $81 million has been allocated over three years to reduce the costs of irrigated water charges for the state’s farmers and fruit and vegetable growing businesses.

Budget Strategy and Outlook 2020-21

Further, the government is committing a new $500 million Backing Queensland Business Investment Fund to support targeted investment in Queensland businesses and help create local jobs.

Box 1.2	Affordable energy can improve competitiveness and productivity, and deliver jobs

Energy costs, including electricity, gas and fuels, account for around 3% of total costs to industry.

However, energy costs can be much more significant for key industries exposed to global prices and for specific energy-intensive facilities, such as metal refining. Further, energy-intensive industries often operate in competitive global markets, meaning they are limited in the extent to which they can pass through higher energy costs.

While energy costs may appear relatively small as a direct proportion of total business costs in some cases, it is important to note the additional indirect impact on business costs through the cost of energy used in producing other inputs.

Energy costs are also important from a regional perspective, given energy-intensive industries such as mining, metals processing, and tourism (which is a significant user of fuel for transport) are generally significant contributors to overall economic activity in Queensland regions. Treasury modelling shows that over the long run, a 10% reduction in electricity prices, and the resulting productivity gains, could lead to incremental annual growth of $1.1 billion in GSP, up to 1,500 new jobs and $730 million in additional exports.

The Queensland Government recognises the importance of reliable and affordable energy costs to boost businesses’ and industries’ competitiveness. Key reforms undertaken by the government are putting a downward pressure on wholesale electricity prices.

In 2016-17, with wholesale prices at elevated levels across Australia, the Queensland Government undertook a range of reforms to put downward pressure on electricity prices for households and businesses.

The government’s Powering Queensland Plan established CleanCo as the state’s new renewable energy generator to increase competition in the wholesale electricity market and place downward pressure on wholesale electricity prices. As part of the plan, the government also returned the Swanbank E gas-fired power station to service which increased generation supply at peak times, introduced a 50% renewable energy target by 2030, and announced a 400 megawatt (MW) renewable energy reverse auction.

These actions improved wholesale pricing competition, supported the renewable energy sector, and increased generation supply across Queensland. Approximately 2,500MW of large-scale renewable projects have since been built, and a further 2,100MW is under construction or financially committed.

This additional supply and improved competition have contributed to Queensland having the lowest wholesale price of all mainland states in the National Electricity Market over the past three years. According to the Australian Energy Regulator, Queensland’s average quarterly

Budget Strategy and Outlook 2020-21

price for Q3 2020 was $34 per megawatt hour (MWh), compared with $82/MWh for the corresponding period in 2017.

The newly announced Renewable Energy Fund will build on this success by offering $500 million to GOCs to invest in commercial renewable energy projects and supporting infrastructure, including in partnership with the private sector. This will leverage government funding and GOC capabilities to bring forward capital investment and jobs and increase electricity supply from renewable projects. The Fund complements the government’s $145 million investment to unlock three Renewable Energy Zones to support new solar and wind investment across the state.

1.6.1	Supporting small business

Small business is a critical driver of economic activity, growth and employment in Queensland, with small businesses representing over 97% of all businesses across the state and employing around 42% of private sector workers in Queensland.

Significantly, small businesses across the state have also been among the hardest hit by the economic impacts of the COVID-19 pandemic, given several of the most severely impacted sectors of the economy, including tourism-related businesses and many non-essential services, tend to be in industries dominated by small businesses.

Importantly, to support the longer-term recovery and growth of small businesses, the government is supporting small business access to government procurement and also leading the way in terms of on-time payments to small businesses to improve payment practices and timeframes.

To further assist small business recovery, the 2020-21 Budget includes additional funding to permanently appoint a Small Business Commissioner and establish the Office of the Small Business Commissioner, as a dedicated specialist role to work with small businesses and advocate for them across the state.

Budget Strategy and Outlook 2020-21

1.7	Regulatory reform to support growth

The challenges faced by governments at all levels in responding to COVID-19 highlighted the need to ensure regulation is well-targeted, flexible, proportionate and designed in a way to minimise the regulatory burden on businesses and the community.

Just as importantly, given the need for many businesses to adjust in response to the crisis, it has highlighted the importance of a regulatory environment that does not impose unnecessary costs for businesses, or hinder or reduce business’ capacity to respond to challenges and opportunities.

In response to COVID-19, the Queensland Government implemented a broad range of regulatory reforms to support businesses during the crisis period. Several of those reforms have subsequently been implemented as more permanent measures and further consideration is currently being given to the merits of other reforms being extended or made permanent.

The government is now committed to maintaining that momentum of driving regulatory reforms to support the state’s economic recovery and sustainable economic outcomes.

In addition to reducing red tape, a strong focus on improving and simplifying Queensland’s regulation where appropriate will aim to deliver a streamlined and responsive regulatory framework that:

•	supports existing Queensland businesses to be more innovative, resilient and competitive

•	attracts new business, skills and investment - bringing new opportunities and jobs

•	minimises cost to government and frees up resources to invest more in frontline services.

As such, the Queensland Government’s ongoing regulatory reform efforts will focus on ensuring that Queensland’s regulations are necessary, effective and efficient – freeing up state resources to deliver essential services.

Box 1.3	Driving ongoing regulatory reform

Reforms implemented or being implemented

The government implemented a number of regulatory reforms in response to the COVID-19 pandemic in order to reduce costs for business and allow for greater flexibility in the context of the emergency health restrictions. Examples included simplifying planning frameworks and allowing for the use of electronic methods of completing and executing various legal documents.

As part of ongoing efforts to drive economic recovery and growth, the government is assessing the merit and feasibility of continuing some of these reforms on an ongoing basis, as well as identifying new regulatory reforms that it will be able to implement unilaterally to reduce costs for businesses. Key areas in which options for ongoing reform are being investigated include planning, pharmacy and telehealth, signature and witnessing requirements for legal documents, and regulations related to tenancies.

Budget Strategy and Outlook 2020-21

Queensland is also participating proactively and collaboratively with other states and territories and the Australian Government through National Cabinet, the Council on Federal Financial Relations and other intergovernmental forums to investigate and implement national regulatory reforms focused on lowering the costs and burden of regulation, and making it easier for businesses to recover, invest and create jobs.

The government also appointed a dedicated Small Business Commissioner to work with small business, providing necessary support and advice needed by small business owners. As part of its recent election commitments, the government will establish an ongoing role for a Small Business Commissioner to advocate for small business owners across the state and help empower them to drive economic growth.

In line with the government’s commitment to enhanced regulatory reform, the Queensland Productivity Commission will be integrated into Queensland Treasury to establish the Office of Productivity and Red Tape Reduction (OPRTR).

The OPRTR will remain focused on detailed reviews of complex policy matters and regulatory review, but will enable a stronger focus on issues, including regulatory reform, that will assist the Queensland economy to recover from the significant impacts of COVID-19.

The Small Business Commissioner will also engage closely with the OPRTR to continue to deliver small business regulatory reforms that will support the state’s ongoing economic recovery.

Some of the government’s key regulatory reforms to improve the productivity and competitiveness of Queensland businesses will include:

•

Leveraging the expertise of the new OPRTR within Queensland Treasury to identify impediments to business investment and to work with agencies to identify opportunities for regulatory reform and to reduce red tape for business, including small business.

•	Engaging pro-actively with other jurisdictions and delivering on national and inter-jurisdictional reforms that generate the most benefit for Queensland and support economic growth and jobs.

•

Ensuring the ongoing effectiveness of the state’s regulatory impact assessment system to ensure it is appropriately identifying and assessing the burden of any new regulation and minimising the introduction of any unnecessary regulation.

•

Exploring new regulatory approaches to minimise the growth in regulatory burden, including ensuring that any new regulation is developed appropriately to minimise the burden on business and the community.

•

Ensuring all agencies adopt a customer-focused and coordinated engagement with business, including an enhanced interface and information provision to business where possible to encourage and facilitate investment, complemented by a risk-based approach to business regulation, with a focus on streamlining approval processes and frameworks.

These regulatory reform measures will help deliver a contemporary regulatory framework that will help enhance the competitiveness of Queensland businesses, including those operating or competing in national and international markets, while also supporting longer-term improvements in productivity across all sectors of the economy.

Budget Strategy and Outlook 2020-21

2	Economic performance and outlook

Features

•

The coronavirus (COVID-19) pandemic has delivered an unprecedented shock to the global economy, leading to substantial business closures, job losses and declines in economic activity, industrial production and trade across the world. The data indicates that economic outcomes are more favourable where health outcomes are better.

•

The pandemic and related restrictions on business and personal activities led to a record 5.9% fall in domestic economic activity in Queensland in the June quarter of 2020. However, this result is relatively favourable compared with the 7.4% fall in national domestic activity and declines in New South Wales (down 8.6%) and Victoria (down 8.5%).

•

Importantly, Queensland’s success in containing the spread of the virus means the June quarter is now expected to be the lowest point in the COVID-19 economic cycle. The substantial and ongoing relaxation of restrictions across the state, as well as the substantial income support and stimulus provided across all levels of government, facilitated a strong rebound in domestic activity in the September quarter.

•

Domestic and external conditions have continued to evolve since the COVID-19 Fiscal and Economic Review (C19-FER) but currently appear to be on different trajectories. Many indicators of Queensland’s domestic economy have continued to improve, but the resurgence of COVID-19 cases globally, weaker trading partner growth, and increasing trade and geopolitical tensions mean the global outlook has weakened further and remains the key risk to the state’s economic outlook.

•

On balance, Queensland’s Gross State Product (GSP) is still forecast to return to marginal growth (up 1⁄4%) in 2020-21, unchanged from the C19-FER forecast. However, economic growth is expected to strengthen substantially to 3 1⁄2% in 2021-22, with ongoing solid growth of around 2 3⁄4% in the later years of the forward estimates.

•

COVID-19 has also had a substantial impact on the Queensland labour market. Between March and May 2020, seasonally adjusted employment in Queensland fell by 205,400 persons (or 8.0%), the largest two-month decline on record.

•

However, reflecting the ongoing recovery of the state’s domestic economy, labour market conditions have improved substantially since May, with employment rebounding by 205,900 persons to be 500 persons above the pre-pandemic level in March 2020.

•

The latest ABS Labour Force survey provided another very strong employment result for Queensland in October 2020 (up 25,300 persons) as well revising up the level of employment in September by 20,200 and August by 16,300 (on top of the previous month’s upward revision of 37,900 for August 2020).

•

Consequently, the current employment profile (as of October data) is very different from what the state was facing at the time of C19-FER (when July data showed employment still 138,200 below the pre-COVID-19 level in March). In addition to the stronger than expected

Budget Strategy and Outlook 2020-21

recovery in domestic activity in the September quarter, these results help explain the difference in employment forecasts since C19-FER was published in early September.

•

In year-average terms, employment is now forecast to rise 1% in 2020-21 (compared with a 3% decline at C19-FER), while in quarterly, seasonally adjusted terms, employment is forecast to rise by 6 3⁄4% (around 160,000 persons) through the year to June quarter 2021.

•	In quarterly terms, the seasonally adjusted unemployment rate is now expected to have peaked at 7.9% in September quarter 2020, lower than the 9% peak expected in December quarter 2020 at C19-FER.

•	The year-average unemployment rate is forecast to average 7 1⁄2% in 2020-21 (down from 8 1⁄2% at C19-FER) and improve steadily over coming years, falling to 6 1⁄2% by 2022-23.

2.1	International conditions

The COVID-19 pandemic provided a shock to the world economy that was unprecedented in its severity over such a short period of time. The global response, which included the introduction of social distancing measures and business shutdowns, led to substantial job losses and declines in economic activity in numerous countries.

Central banks around the world responded by cutting interest rates to near or below zero, and governments globally have provided significant fiscal support to ease the impact on households and businesses. Nevertheless, the International Monetary Fund’s (IMF) latest economic growth forecasts show that the global economy is expected to contract 4.4% in 2020, compared with a fall of only 0.1% in 2009 at the height of the Global Financial Crisis.

The global economy appeared to have entered a recovery phase in the September quarter. Goods consumption surged, with retail trade turnover in many economies (including Australia) recovering to be above pre-COVID-19 levels. Global trade in goods had also started to recover in line with this increased demand.

However, substantial risks remain in the global economy and the pace of recovery is uneven and uncertain, as the ongoing extent of virus outbreaks varies significantly across countries.

In China, the economic recovery is well underway after successfully containing the spread of the virus and restrictions on activity having largely been removed. Recent data indicates the Chinese economy is growing, led by significant property and infrastructure investment, while China’s exports have recovered as global economic activity has picked up. The IMF forecasts that China’s economy will grow by 1.9% in 2020 and 8.2% in 2021.

In contrast, the United States and various countries throughout Europe have experienced significant resurgences of the virus as they enter their winter months. Many European countries (including the United Kingdom) have responded by re-imposing full or partial lockdowns that are likely to substantially impact the timing and extent of recovery in these economies.

The economic recoveries in several of Queensland’s major trading partners, including India and Japan, have slowed due to persistently elevated COVID-19 cases.

Budget Strategy and Outlook 2020-21

Despite the recent increase in COVID-19 cases in many countries, there has been positive news on the development of a vaccine. Recent medical trials have indicated an effective vaccine could potentially be approved in late 2020, with widespread availability of the vaccine possible in 2021. The logistics of a large scale roll out of these vaccines is unclear, both in the physical delivery benefits of the product and vaccination rates sufficient to provide health and economic benefits.

In addition to the impacts of COVID-19, geopolitical and trade tensions between various countries remain a key risk to the global economy. In particular, trade tensions between the United States and China, which were a significant hindrance to global trade flows pre-COVID-19, continue to linger despite the two countries entering a Phase 1 trade agreement in early 2020. The implications of the outcomes of the November 2020 Presidential Election in the United States on trade will become clearer over time.

Notwithstanding the recent signing of the Regional Comprehensive Economic Partnership, trade disputes also remain elsewhere around the globe, including between the United Kingdom and the European Union, and also between China and numerous other countries, including Australia.

Reflecting a combination of these factors, industrial production forecasts for Queensland’s major trading partners have been downgraded throughout 2020 (Chart 2.1), thereby lowering demand, and consequently prices, for several of Queensland’s key commodity exports.

Budget Strategy and Outlook 2020-21

Chart 2.1	Industrial production forecasts for Queensland’s major trading partners for 2020 and 2021, by edition[1]

Note:

1.	Forecasts for India were not available in the January 2020 and March 2020 editions of the consensus forecast

Source: Consensus Economics, various editions in 2020.

2.2	National conditions

Despite Australia’s relative success in containing the spread of COVID-19, the global pandemic continues to impact substantially on the national economy. The global recession, international travel restrictions and national lockdown in April and May severely impacted economic activity.

Budget Strategy and Outlook 2020-21

Following a decline of 0.3% in the bushfire-affected March quarter, GDP contracted 7.0% in the June quarter, with Australia entering its first official recession in almost 30 years.

While this 7.0% quarterly decline in Australian GDP dwarfed the previous record of -2.0% in June quarter 1974, it was relatively modest when compared with many economies around the globe (Chart 2.2). Importantly, many of the countries that had relative success in containing the spread of the virus (such as Australia, Hong-Kong, Taiwan and Korea) also experienced a smaller decline in economic output than those that experienced more widespread outbreaks (such as the UK, Italy, France and the USA).

Chart 2.2	International comparison of June quarter 2020 GDP falls[1]

Note:

1.	Constant prices, quarterly, seasonally adjusted.

Source: Datastream.

Subsequent reductions in the spread of COVID-19 have allowed a significant easing of restrictions across much of the country, and the national economy is expected to have returned to growth in September quarter 2020 and to continue to recover into 2021 as restrictions are further eased.

Despite second wave related lockdowns in Victoria, the improved outlook reflects a stronger than expected pick-up in activity and jobs in other jurisdictions in September quarter 2020.

Australian Treasury forecasts national GDP to contract 1 1⁄2% in 2020-21 (upgraded from a fall of 2 1⁄2% forecast in the Australian Government’s July Economic and Fiscal Update), before rebounding to 4 3⁄4% growth in 2021-22. Growth is then expected to moderate to 2 3⁄4% in 2022-23 and 3% in 2023-24 (assuming the economy moves back towards its potential output level).

Budget Strategy and Outlook 2020-21

A recovery in employment is expected to see the national unemployment rate peak at 8% in the December quarter, before easing to 7 1⁄4% by June quarter 2021 and 6 1⁄2% by June quarter 2022.

2.3	Key assumptions

Key assumptions underpinning the forecasts for the Queensland economy include:

•

The ongoing low number of active COVID-19 cases means a substantial second wave of the virus in Queensland is not factored into the forecasts. The unwinding of virus restrictions is expected to enter Stage 6 by the end of 2020 and remain at that level in 2021.

•

Interstate borders are not expected to fully re-open until late 2020, while international border closures are expected to remain in place for longer, until at least the latter half of 2021. This assumption on international borders is consistent with the approach taken in the Commonwealth 2020-21 Budget released in October 2020.

•	An effective vaccine is not expected to be widely available until late 2021.

•

The Reserve Bank of Australia (RBA) is assumed to keep the cash rate at very low levels in the near-term, before starting to gradually increase monetary policy settings towards the end of the forecast period.

•	The A$ is assumed to average around $US0.72 over the forward estimates.

•

Oil production cuts by global producers are expected to continue to underpin oil prices, with the Brent crude oil price expected to increase gradually from US$43/barrel (bbl) in September quarter 2020 to US$60/bbl by mid-2023, as both oil demand and supply recover.

•

According to the Bureau of Meteorology, the present La Niña weather pattern is likely to continue until at least the end of summer 2020-21, with the expected improvement in seasonal conditions typically associated with above average rainfall.

•	Australia’s trade arrangements with China are expected to normalise in 2021-22.

2.4	Queensland conditions and outlook

The global pandemic saw falls in domestic economic activity in Queensland of 0.3% and 5.9% in the March and June quarters of 2020, respectively. Consistent with trends globally, during the height of the lockdown in the June quarter, the jurisdictions that were most successful in containing the spread of the virus generally suffered comparatively less economic impact, with Queensland’s 5.9% decline in state final demand well below the national average of 7.4% and the declines in New South Wales (down 8.6%) and Victoria (down 8.5%).

Further, substantial income support and stimulus measures across all levels of government, combined with the opening up of the internal Queensland economy, has facilitated a solid recovery in domestic activity in the September quarter. As a result, the June quarter is now expected to be the lowest point in the COVID-19 economic cycle.

Budget Strategy and Outlook 2020-21

Offsetting the improvement in the domestic economy, a resurgence of virus cases globally, weaker trading partner growth and increasing trade and geopolitical tensions mean the global outlook is more uncertain and expected impacts on Queensland’s trade sector have increased.

On balance, GSP is forecast to rise marginally (1⁄4%) in 2020-21, unchanged from the C19-FER forecast. Assuming no further substantial outbreaks of the virus in Queensland, GSP growth is expected to strengthen to 3 1⁄2% in 2021-22 and then projected to return to its longer-run growth potential of around 2 3⁄4% in the later years of the forward estimates.

In comparison, Australian Treasury forecasts national GDP to decline 1 1⁄2% in 2020-21, before rebounding by 4 3⁄4% in 2021-22 off this lower base (Chart 2.3).

Given the economic impact of COVID-19 is likely to be concentrated in 2020, calendar year estimates provide a clearer indication of economic trends. After an unprecedented 2 3⁄4% decline in 2020, GSP should rebound to grow by 3% in 2021 and then grow a further 3 1⁄4% in 2022.

Chart 2.3	Economic growth[1], Queensland and Australia

Note:

1.	Chain volume measure (CVM), 2017-18 reference year, 2020-21 and 2021-22 are forecasts while 2022-23 and 2023-24 are projections.

Sources: ABS National Accounts, Australian Treasury and Queensland Treasury.

In terms of labour market outcomes, the strong recovery in the first four months of 2020-21, substantial upgrades to historical ABS employment estimates and an improved outlook for domestic activity implies year-average employment is now expected to rise 1% in 2020-21 (compared with -3% at C19-FER).

Budget Strategy and Outlook 2020-21

In quarterly terms (seasonally adjusted), the unemployment rate is now expected to have peaked at 7.9% in September quarter 2020, lower than the 9% expected in December quarter 2020 at C19-FER.

The unemployment rate is now forecast to average 7 1⁄2% in 2020-21 (down from 8 1⁄2% at C19-FER) and then steadily improve over coming years to 6 1⁄2% by 2022-23.

Table 2.1	Queensland economic forecasts/projections[1]

	Actuals		Forecasts		Projections
	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
Gross state product[2]	1.6	-0.4	1⁄4	3 1⁄2	2 3⁄4	2 3⁄4
Nominal gross state product	5	-1.2	-3	6 1⁄4	4 1⁄4	5
Employment[3]	1.4	0.5	1	2 1⁄4	2	2
Unemployment rate[4]	6.1	6.4	7 1⁄2	7	6 1⁄2	6 1⁄2
Inflation[3]	1.6	1.2	1 1⁄4	1 1⁄2	1 3⁄4	2
Wage Price Index[3]	2.3	1.9	1 1⁄4	1 1⁄2	2	2 1⁄4
Population[3]	1.7	1 1⁄2	1	1	1 1⁄4	1 1⁄2

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.	CVM, 2017-18 reference year. 2019-20 GSP outcome is a preliminary estimate and may be revised in the September quarter 2020 Queensland State Accounts.
3.	Annual percentage change, year-average.
4.	Per cent, year-average.

Sources: ABS National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Household consumption

Modest real income growth and a challenging external environment weighed on consumer spending growth in Queensland prior to COVID-19. These trends persisted in the first half of 2019-20, before the pandemic drastically disrupted spending patterns and led to an aggregate 9.3% fall in household consumption across the March and June quarters of 2020.

Despite employment, hours worked and wage income all falling substantially in the June quarter, significant government assistance and income support, early access to superannuation and lower interest rates have underpinned household disposable incomes. However, with spending constrained by virus lockdowns and consumers exercising a greater degree of caution, savings have also increased dramatically, with the national household saving ratio surging from 6.0% in March quarter 2020 to 19.8% in the June quarter.

These boosts to household income, along with the gradual unwinding of virus restrictions in Queensland since May, have driven a significant rebound in household spending in the September quarter (Chart 2.4). Consumer spending patterns will likely normalise from December quarter onward, with consumption levels expected to return to March quarter 2020 levels by March quarter 2021.

Budget Strategy and Outlook 2020-21

However, only relatively modest ongoing growth in consumption is expected in 2021-22 and beyond, in line with the gradual recovery and ongoing challenges in labour market conditions including subdued wages growth, and with major income support measures assumed to have been progressively unwound by that time.

Chart 2.4	Real retail turnover[1], Queensland

Note:

1.	Chain volume measure, quarterly, seasonally adjusted.

Source: ABS Retail Trade.

Dwelling investment

Driven by renovation activity, dwelling investment in Queensland showed some tentative signs of a recovery ahead of COVID-19, growing by 3.0% in March quarter 2020. However, the pandemic and related restrictions led to a fall of 7.0% in dwelling investment in June quarter 2020.

Activity in the dwelling sector was initially impacted by social distancing and business restrictions, but the crisis subsequently impacted more broadly by eroding confidence and demand from potential interstate and overseas buyers. However, as restrictions have been eased, there has been a material improvement across a range of indicators in the housing market.

While approvals of new houses fell sharply in May and June 2020, they rebounded strongly from July onwards to be higher than their pre-pandemic level. Further, despite falling sharply in April at the height of the pandemic, finance commitments have increased strongly since May, with loan commitments for owner-occupiers rising well above their pre-pandemic level in March 2020. They are now at their highest level since the inception of the series in July 2002 (Chart 2.5).

Budget Strategy and Outlook 2020-21

Record low interest rates (and firm indications from the RBA that they will stay low for an extended period), along with generous government incentives for new construction, are also supporting this strong rebound in key components of dwelling investment.

Measures such as the State Government’s re-affirmed commitment to the $15,000 First Home Owners Grants program and an additional $5,000 Regional Home Building Boost Grant, along with the Australian Government’s First Home Loan Deposit Scheme and HomeBuilder grant, are expected to help support residential construction activity.

While these indicators point to strong potential upside risk to the outlook, the flow through impacts from these improvements in the established housing market on new dwelling construction will take some time to be realised. As a result, while the outlook for dwelling investment has improved since C19-FER, activity is still expected to fall modestly in 2020-21, before recovering by a similar amount in 2021-22.

Chart 2.5	Value of new loan commitments to households[1], Queensland

Note:

1.	Nominal, monthly, seasonally adjusted, reflects loans for new and existing properties (but excludes refinancing).

Source: ABS Lending Indicators.

Business investment

The onset of the COVID-19 pandemic in the first half of 2020 saw a marked deterioration in business confidence and conditions. This was especially the case during the March and April lockdown period and business conditions in the June quarter fell to levels last seen during the Global Financial Crisis and the early 1990s recession.

Budget Strategy and Outlook 2020-21

Since that time, success in controlling the virus in Queensland, and the resulting easing of many social distancing restrictions, has led to an improvement in business confidence and overall economic activity, although both remain below their long-term averages (Chart 2.6).

Chart 2.6	Business Conditions, Queensland

Source: NAB Quarterly Business Survey, September quarter 2020, seasonally adjusted by Queensland Treasury.

Importantly, there is generally a lag between changes in business confidence and investment decisions and actual investment spending, particularly for larger long-term building and construction projects. Therefore, notwithstanding the recent recovery in business confidence, business investment is still expected to continue to fall in the near term before recovering.

The value of private non-residential building approvals, a leading indicator of non-residential building activity, fell 21.3% in the September quarter compared with the previous quarter. This decline in the approvals pipeline is expected to be reflected in lower building activity in late 2020 and early 2021.

The near-term outlook for engineering construction is also clouded by uncertainty, including the ongoing risks to the global outlook. Latest data for private sector engineering commencements recorded a seasonally adjusted decline of 5% in the June quarter. Similarly, continuing uncertainty and a below average level of capacity utilisation (reflecting the reduced demand as a result of the crisis) is expected to see machinery and equipment investment decline.

Business investment in Queensland is expected to pick-up from 2021-22. A recovery in demand from the domestic and global economies, combined with an expected reopening of international borders in late 2021 and ongoing low interest rates, will boost business confidence to invest.

Budget Strategy and Outlook 2020-21

Public final demand

Public final demand has grown strongly in recent years, supported by a range of initiatives, including the National Disability Insurance Scheme, substantial investment in roads and the Cross River Rail project. Ongoing expenditure in these areas, along with the Queensland Government’s broader $56.031 billion capital works program over the four years to 2023-24, will support further growth in public final demand.

Public final demand is likely to have also been supported by increased health spending due to the COVID-19 pandemic, while at both the state and national level, an unprecedented level of fiscal stimulus has been provided. The Queensland public sector’s contribution to growth is especially strong in 2019-20 and 2020-21, with strong spending growth supporting the economy, while private final demand is impacted by pandemic-led declines in business conditions.

Overseas exports and imports

Queensland’s overseas exports of goods and services are forecast to fall by 11% in 2020-21 before rebounding by 9 3⁄4% in 2021-22.

The global recession caused by COVID-19 has lowered demand for Queensland’s key exports, particularly coal and LNG, while travel restrictions have severely impacted Queensland’s international tourism exports and are expected to limit international student arrivals in 2021.

Increased rainfall in the summer of 2020-21 is expected to support production and exports of crops. However, this is expected to be more than offset by a decline in beef exports as farmers seek to rebuild their depleted herds in light of the more favourable weather conditions.

However, as the global economy gradually recovers, Queensland’s overseas exports are expected to continue to grow across the remainder of the forward estimates period.

Coal

The volume of Queensland’s coal exports fell 3.1% in 2019-20, primarily driven by a COVID-19-induced decline in demand in June quarter 2020, with exports 9.8% lower over the year to the June quarter.

This weakness in demand caused benchmark spot prices for hard coking coal and thermal coal to fall 24.5% and 33.4%, respectively, from the beginning of the year to their respective lows in August and September. Coal prices subsequently showed signs of recovery, however media and market reports of restrictions on Australian coal imports by Chinese authorities from the start of October has seen coal prices more recently fall back to around their respective lows for the year.

In the first quarter of 2020-21, the volume of Queensland’s coal exports was 8.3 million tonnes lower than in the corresponding quarter in 2019-20. This decline was primarily concentrated in thermal coal exports, which fell by 7.3 million tonnes.

Reflecting the reduced demand in the first quarter, the continued impacts of COVID-19 and the uncertainty surrounding Australian access to the Chinese market, Queensland’s coal exports are forecast to fall 8% in 2020-21. However, coal exports are expected to recover by 9 3⁄4% in 2021-22 as the global economy begins to recover and demand for coal rebounds.

Budget Strategy and Outlook 2020-21

LNG

The volume of Queensland’s LNG exports grew by 2.5% in 2019-20, as new developments boosted gas supply into the east coast domestic market, thereby making more gas available for export. However, the nominal value of Queensland’s LNG exports fell 1.1% due to lower prices.

LNG export prices are expected to fall significantly in the second half of 2020, due to the sharp fall in global oil prices in March 2020 (with LNG contract prices linked to oil prices, but with a lag of several months). This is expected to substantially reduce LNG export values.

The reduced global demand for energy substantially reduced oil prices following the falls in 2019 due to the US-China trade tensions. Global oil production cuts have seen the Brent crude oil price rise from a low of US$5.6/bbl on 21 April 2020 to around US$40/bbl from June 2020 onwards, but prices remain well below the level of recent years.

Queensland’s LNG volumes have been only modestly affected by the pandemic to date, with export volumes down 4.1% over the year to September quarter 2020, due to significant maintenance being undertaken at all three plants. The volume of LNG exports rebounded in October 2020, with export volumes in the month being the highest on record for Queensland.

Metals

Queensland’s metals exports have not been materially impacted by COVID-19. New or expanded production capacity was largely complete by late 2019 and the modest expansion in coming years should be largely offset by continued ore grade decline at several large operations. As a result, exports are forecast to remain around their current level over the forecast period.

Agriculture

The volume of agriculture exports fell 8.0% in 2019-20 as dry conditions persisted across most of the state, reducing the area of crops planted. Notwithstanding improved growing conditions, agriculture exports are forecast to fall a further 6% in 2020-21, driven by a steep decline in beef exports more than offsetting increased crop exports.

Agriculture exports are expected to return to growth in 2021-22, primarily supported by cotton and crop production. Beef production and exports are expected to return to normal levels from 2022-23, providing further growth to agriculture exports over the medium term.

Despite improved rainfall and cattle production conditions, slaughter rates remained relatively high by mid-2020, as a result of elevated cattle prices incentivising farmers to further destock. However, slaughter rates in Queensland have declined so far in 2020-21, with above average winter and spring rainfall seeing farmers starting to rebuild their depleted herds.

The improved rainfall outlook will see herd rebuilding further intensify, constraining beef production and exports until 2021-22, before a return to normal seasonal conditions is expected to see beef exports gradually return to growth.

The outcome for the 2020 harvest season suggests sugar content levels and yields are below levels recorded in the previous years. This is expected to constrain sugar production and exports in 2020-21. Sugar exports are expected to return to growth in 2021-22 due to the more favourable conditions across most cane-growing regions. Despite this, production is anticipated to increase only marginally in the medium term, reflecting limited capacity to increase the area of plantation.

Budget Strategy and Outlook 2020-21

Cotton exports are forecast to decline in 2020-21, due to the season’s crop having already been planted before growing conditions improved. However, from 2021-22 cotton exports are forecast to increase substantially as improved rainfall and water storage support production. Reflecting the improved weather conditions, exports of other crops are expected to significantly increase in 2020-21, driven by increased production of wheat, chickpeas and grain sorghum.

Services exports

International tourist arrivals have fallen to negligible levels due to international border closures. This is expected to remain unchanged until late 2021 when the reopening of international borders should produce a gradual resumption of international travel and tourism.

In contrast to tourism, the initial impact of border closures on education exports was relatively modest, with many international students for 2020 having already arrived in Australia ahead of the border closures in late March 2020. The exception was for Chinese students, reflecting the earlier closure of international borders to travellers from China in January 2020.

With international borders expected to remain closed in early 2021, international students graduating at the end of 2020 will not be replaced to the same extent by new enrolments in early 2021, leading to a substantial fall in student numbers and therefore education exports. Therefore, overall services exports are expected to fall further over the coming quarters before starting to recover as international borders start to reopen.

Chart 2.7	Queensland’s overseas exports[1]

Note:

1.	CVM, 2017-18 reference year, 2020-21 onwards are forecasts.

Source: Queensland Treasury.

Budget Strategy and Outlook 2020-21

Imports

The significant decline in economic activity as a result of the virus is expected to flow through to lower goods imports in the first half of 2020-21. Goods imports (overseas and interstate) are forecast to fall by 5% in 2020-21 before recovering by 4% in 2021-22 as the domestic economy recovers and demand for imports increases.

Labour market

Reflecting the impacts of COVID-19, between March and May 2020, seasonally adjusted employment in Queensland fell by 205,400 persons (or 8.0%), the largest decline on record.

The decline would likely have been even larger if not for the JobKeeper program keeping people notionally employed. Overall, the number of hours worked in Queensland fell by 9.6% between March and May.

At the same time, the participation rate dropped from 65.5% in March to 61.6% in May, equating to 158,200 persons leaving the labour force over this period. As a result, the increase in the unemployment rate was likely more subdued than it otherwise would have been, rising from 5.6% in March to 7.8% in May 2020.

Since May, there has been a rapid and strong recovery in the Queensland labour market. Employment increased by 205,900 persons between May and October 2020, to be 500 persons above the pre-COVID-19 level in March. Similarly, the monthly number of hours worked in Queensland rebounded between May and October, to be 0.4% above pre-COVID-19 levels.

Queensland is the only state where employment and hours worked have rebounded to above their pre-COVID-19 levels, highlighting the extent of the recovery in the state’s labour market following the easing of restrictions due to success in containing the virus.

The participation rate has recovered strongly to 66.6% in October, 1.0 percentage point above its pre-COVID-19 rate in March 2020. This strong rebound in participation has limited the decline in the unemployment rate, which has fallen from a high of 8.8% in July to 7.7% in October.

Looking forward, Queensland’s labour market is forecast to continue to recover, in line with the ongoing strengthening of domestic economic activity.

The latest ABS Labour Force survey provided another very strong employment result for Queensland in October 2020 (up 25,300 persons) as well revising up the level of employment in September by 20,200 and August by 16,300 (on top of the previous month’s upward revision of 37,900 for August 2020).

Consequently, the current employment profile (as of October data) is very different from what the state was facing at the time of C19-FER (when July data showed employment still 138,200 below the pre-COVID-19 level in March). In addition to the stronger than expected recovery in domestic activity in the September quarter, these results help explain the dramatic difference in employment forecasts since C19-FER was published in early September.

In year-average terms employment is now forecast to rise 1% in 2020-21 (compared with a 3% decline at C19-FER), while in quarterly, seasonally adjusted terms, employment is forecast to rise by 6 3⁄4% (around 160,000 persons) through the year to June quarter 2021.

Budget Strategy and Outlook 2020-21

From 2021-22 to 2023-24, employment is expected to continue to grow by a solid 2% to 2 1⁄4% per annum, as the economy continues to recover.

The unemployment rate is expected to have peaked (in quarterly terms) at 7.9% in September quarter 2020 (Chart 2.8), down from the previous C19-FER forecast of 9% in December quarter 2020, before improving steadily over the forecast period to be 6 1⁄2% by 2023-24.

Chart 2.8	Employment[1] and unemployment rate[2], Queensland

Notes:

1.	Seasonally adjusted, quarterly, million persons.
2.	Seasonally adjusted, quarterly, percent.

Sources: ABS Labour Force and Queensland Treasury.

Budget Strategy and Outlook 2020-21

Box 2.1	Participation and unemployment rate trends

People’s perceptions of their employment prospects (i.e. their perceived chances of getting a job) strongly influence whether they participate in the labour force and actively look for work.

For this reason, strong labour force growth and a high participation rate is generally considered a strong signal of a healthy economy and labour market, as it reflects the confidence of individuals in seeking employment opportunities, often referred to as the ‘encouraged worker’ effect.

This can include people entering the labour force for the first time and people re-entering the labour force after a period of non-participation. A key driver of high labour force growth can be population growth, including through strong positive net overseas and interstate migration, which often coincides with periods of strong economic growth in Queensland, which can attract people to relocate to Queensland in pursuit of the better employment opportunities.

As such, periods of strong jobs growth in Queensland have at times encouraged many jobseekers into the labour force, with most of the increase in employment having flowed through to a higher participation rate (i.e. the proportion of the civilian working age population who are working or actively looking for work), thereby limiting any reduction in the unemployment rate.

A clear example of this impact was the surge in jobs growth in the 12 months to October 2017, with Queensland recording a 135,100 gain in seasonally adjusted employment over the year. However, this increase was more than accounted for by a 144,900 person increase in the labour force, resulting in the number of unemployed persons rising slightly (up 9,700) over the year.

As a result, despite employment rising by an extraordinary 5.8% in the 12-month period, the unemployment rate still rose marginally, reflecting the sharp rise in the participation rate (from 63.5% to 66.1%) over the same period as relatively more people were encouraged to enter the labour force.

More recently, the strong recovery in Queensland’s labour market from the COVID-19 shutdowns in April has seen a similar phenomenon.

Despite employment recovering by an exceptional 205,900 persons since May 2020 as the economy recovers, the state’s unemployment rate remains elevated compared with the 5.6% before COVID-19, partly reflecting the participation rate increasing by one percentage point to 66.6% in October.

Chart 2.9 highlights the extent to which, in recent times, labour force growth in Queensland has moved in line with employment growth, thereby often limiting changes in the unemployment rate.

Budget Strategy and Outlook 2020-21

Chart 2.9	Growth in Employment and the Labour Force, Queensland[1]

Note:

1.	Monthly, annual difference, seasonally adjusted

Source: ABS Labour Force Survey

These trends highlight that, while the unemployment rate is one measure of labour market conditions, the strength of an economy is generally reflected in the strength of jobs growth.

Historically, there have been significant variances between jurisdictions in terms of various labour market outcomes, reflecting a range of structural and demographic factors. In particular, Queensland has generally tended to have a higher unemployment rate than the national average over many decades.

Since the start of the ABS monthly Labour Force series in 1978, Queensland’s seasonally adjusted monthly unemployment rate has been above the national rate for 75% of the months. On average, across those 42 years, Queensland’s unemployment rate has been around 0.5 percentage points higher than the national rate.

Significantly, over this 42-year period, Queensland has recorded a higher monthly participation rate in 72% of the months, with the state’s participation rate, on average, being 0.7 percentage points higher than the national rate.

While each jurisdiction’s labour market contains its own unique characteristics, Queensland’s generally higher unemployment rate over time reflects a range of factors, including differences in labour force growth and participation, including higher youth participation, as well as differences in industry structure, demographic characteristics and Queensland’s more geographically dispersed population compared with other jurisdictions.

Budget Strategy and Outlook 2020-21

Regional labour markets

Queensland’s major tourism regions of the Gold Coast, Sunshine Coast and Cairns were the hardest hit by the impacts of COVID-19. Between the weeks ending 14 March and 18 April, the number of employee jobs fell by more than 10% in all three regions, the most of any regions in Queensland.

Similarly, between March and May 2020, the proportion of the civilian population receiving JobSeeker/Youth Allowance increased by 5.6 percentage points in the Gold Coast, 5.1 percentage points in Cairns and 4.9 percentage points in the Sunshine Coast, also the most of any regions in Queensland.

However, over the period from the weeks ending 18 April to 31 October, conditions in these regions have improved, with the number of employee jobs up 7.3% in Cairns, 6.9% in the Gold Coast and 6.6% in the Sunshine Coast. Similarly, the proportion of the civilian population receiving JobSeeker/Youth Allowance fell by 1.9 percentage points in Cairns, 1.8 percentage points in the Sunshine Coast, and 1.6 percentage points in the Gold Coast between May and October 2020.

Despite these substantial improvements in labour market conditions in these regions in recent months, all three regions remain among the most affected in Queensland by the COVID-19 crisis.

The state’s other regional economies have been relatively less affected by COVID-19 than those regions more exposed to tourism, with smaller declines in the number of employee jobs and smaller increases in the proportion of the population receiving JobSeeker/Youth Allowance. However, all the state’s regional labour markets were still significantly affected by the initial emergency health restrictions and other impacts of COVID-19 but have been recovering strongly as the state’s domestic economy recovers, with employment in some regions also being buoyed by increased intra-state tourism activity as domestic restrictions have eased.

Price and wages

Brisbane’s consumer price index (CPI) rose 1.2% in 2019-20, the slowest rate of growth in more than 20 years. The pandemic-driven falls in the prices of child care services, pre-school, automotive fuel and electricity all contributed significantly to the Brisbane CPI falling a record 2.2% in June quarter 2020. This resulted in an annual CPI decline of 1.0%, the first annual fall in Brisbane’s CPI since the inception of the series in the 1940s.

In addition to the COVID-19-related price declines, longer term trends in some components continued to impact CPI growth in the June quarter. In particular, falling prices for new dwelling costs and rents have weighed on CPI growth in recent quarters.

Nominal wage growth slowed to 1.9% in 2019-20, down from 2.3% in 2018-19. With excess spare capacity in the Queensland labour market expected to remain for some time, there is likely to be little upward pressure on wages, and subsequently CPI, over the medium-term.

These trends are expected to result in only modest CPI growth of 1 1⁄4% in 2020-21, with inflation to then gradually increase over subsequent years as the economy continues to recover.

Budget Strategy and Outlook 2020-21

Population

Queensland’s population growth in 2019-20 and 2020-21 is expected to be significantly impacted by the international travel restrictions implemented to combat the spread of COVID-19.

The largest impacts to net overseas migration are expected during 2020-21, particularly in March quarter 2021 due to the expected large drop in international student arrivals. International travel restrictions are expected to remain in place long after domestic social distancing restrictions have been eased.

Early interstate migration data show minimal impact of the crisis and related border closures on Queensland’s net interstate migration, with departures falling by more than arrivals. However, the resulting relaxation of interstate border closures should help support interstate migration returning to more normal levels over time.

Reflecting the impacts of the crisis, overall population growth is now expected to slow to 1 1⁄2% in 2019-20 and slow further to 1% in both 2020-21 and 2021-22, before strengthening to 1 1⁄4% in 2022-23 and 1 1⁄2% in 2023-24.

2.5	Risks to the outlook

The key risk to Queensland’s economic outlook is the global evolution of the COVID-19 pandemic. While Australia has been relatively successful in supressing the pandemic, the risk of further waves remains until a successful vaccine is produced and distributed.

While economic activity has already started to recover in many areas of the economy, those firms focused upon international tourism and international education exports continue to be impacted substantially by international border closures. Any delay in a successful vaccine development, manufacturing and distribution risks further impeding the re-opening of international borders and could cause additional damage to the economic prospects in those key sectors.

Internationally, several major economies including the USA, UK and Europe are experiencing an upsurge in COVID-19 incidence. A number of these countries have started to re-introduce full or partial lock downs. This risks a further downturn in the already severe global economic recession, further depressing demand for Queensland’s exports and commodity prices, and ultimately flowing through to reduced economic activity and with flow on impacts to state revenues.

In addition to the pandemic, ongoing international trade tensions, including reported trade tensions between China and Australia, remain a substantial risk. Any further escalation of these tensions poses a risk to key exports.

Both domestically and internationally, governments have greatly expanded fiscal and monetary support measures. As the economy recovers, it is appropriate and necessary for all levels of government to wind-back these measures and return to more sustainable fiscal settings and productivity-enhancing reforms to support ongoing economic recovery.

The pace and nature of this ongoing policy adjustment at all levels of government, particularly in terms of major income support and stimulus measures implemented by the Australian Government, pose ongoing risks to the economic outlook.

Budget Strategy and Outlook 2020-21

Asset prices (with flow on impacts on wealth and confidence) have also been supported by historically low interest rates and substantial fiscal policy measures, giving rise to a degree of fragility in financial markets.

Therefore, any increased volatility in financial markets could impact the extent and pace of economic recovery, while the return to normal monetary policy settings over time will need to be carefully managed.

Budget Strategy and Outlook 2020-21

Table 2.2	Queensland economic forecasts[1], by component

	Actuals		Forecasts
	2018-19	2019-20	2020-21	2021-22
Economic output[2]
Household consumption	1.9	-0.8	2 1⁄4	2 1⁄2
Dwelling investment	-1.8	-7.7	-5	4 3⁄4
New and used	-10.6	-14.9	-6	6
Alterations and additions	13.7	2.5	-4	3 1⁄4
Business investment	-7.6	-6.7	-9 3⁄4	4 3⁄4
Non-dwelling construction	-15.5	-8.1	-8	6 1⁄4
Machinery and equipment	5.1	-4.8	-12 1⁄4	3
Private final demand	-0.1	-2.0	-1⁄2	3
Public final demand	5.2	6.4	6	1
Gross state expenditure	1.0	-0.2	1 1⁄2	2 3⁄4
Overseas goods and services exports	4.5	-3.9	-11	9 3⁄4
Overseas and interstate goods imports	3.7	0.4	-5	4
Gross state product	1.6	-0.4	1⁄4	3 1⁄2
Nominal gross state product	5.0	-1.2	-3	6 1⁄4
Employment[3]	1.4	0.5	1	2 1⁄4
Unemployment rate[4]	6.1	6.4	7 1⁄2	7
Inflation[5]	1.6	1.2	1 1⁄4	1 1⁄2
Wage Price Index[5]	2.3	1.9	1 1⁄4	1 1⁄2
Population[5]	1.7	1 1⁄2	1	1

Notes:

1.	Unless otherwise stated, all figures are annual percentage changes.
2.

CVM, 2017-18 reference year, except nominal GSP. Components not separately reported are other investment (cultivated biological resources, intellectual property products and ownership transfer costs), the balancing item (including interstate goods and services exports, overseas and interstate services imports and inventories) and the statistical discrepancy. 2019-20 GSP outcome is a preliminary estimate, and may be revised in the September quarter 2020 Queensland State Accounts.

3.	Annual percentage change, year-average. The comparable through-the-year growth rates to the June quarter (seasonally adjusted) are 1.7%, -4.5%, 6 3⁄4% and 2% from June 2019 through to June 2022.
4.	Per cent, year-average.
5.	Annual percentage change, year-average.

Sources: ABS National, State and Territory Population, Labour Force, Wage Price Index, Consumer Price Index and Queensland Treasury.

Budget Strategy and Outlook 2020-21

3	Fiscal strategy and outlook

Features

•

The Queensland Government has prioritised its response to the coronavirus (COVID-19) health crisis and economic recovery efforts. Like all jurisdictions, Queensland’s fiscal position has been impacted by the COVID-19 pandemic – but a strong response has been necessary to secure strong public health outcomes for Queensland and in doing so position for an earlier economic recovery.

•

The impact of the crisis on Queensland’s operating position has been significant, with a General Government operating deficit of $5.734 billion expected in 2019-20, peaking in 2020-21 at $8.633 billion. As the economy recovers the operating deficit progressively decreases over the forward estimates. The government is balancing the need to return to surplus with ensuring the recovery of the economy.

•

The nature and impact of the pandemic means increased borrowings are unavoidable without austerity measures. Falls in key revenues such as GST, coupled with increased expenditure in response to the pandemic has led to General Government Sector borrowing with QTC rising to an estimated $53.501 billion by 30 June 2021. Despite rising borrowings, Queensland’s interest expense, the cost of servicing this debt, is forecast to be around 3.1% of revenue in 2020-21, well below the peak of 4.7% in 2013-14.

•

Queensland entered this crisis with a robust fiscal position. The 2019-20 MYFER forecast increasing net operating surpluses across the forward estimates. The strong pre-crisis position allowed the government to respond quickly to the crisis, and to maintain the support necessary to ensure Queensland’s economic recovery.

•

As the economy strengthens through the recovery phase, revenues will rise, and temporary support measures will be wound back. The budget position will strengthen, and borrowings will stabilise. Once the budget returns to surplus, fiscal buffers will be restored and debt reduced.

•

Due to the impact of the pandemic, some fiscal principles are not being met. A new Charter of Fiscal Responsibility will include renewed, longer-term fiscal principles. Progress on development of these principles will be reported in the 2021-22 Budget.

3.1	Context

Global, national and sub-national economies are enduring unprecedented public health and economic impacts from the COVID-19 pandemic. The Queensland Government’s strategy for responding to this crisis is to safeguard the health of Queenslanders as the foremost priority, while implementing strategies to help industries and businesses adapt and recover.

Like all governments, significant increases in expenditure has been required for health services and for community and business support to help Queensland through this crisis. Initial fiscal stimulus of more than $7 billion, as outlined in the government’s Unite and Recover:

Budget Strategy and Outlook 2020-21

Queensland’s Economic Recovery Plan, was targeted at short term measures to support demand. The strategy will now transition to measures which support longer-term recovery by enhancing productivity, competitiveness and private sector growth.

Queensland remains committed to its substantial infrastructure investment program, with the largest 4-year capital spend in over a decade of $56.031 billion in the 2020-21 Budget. Infrastructure is a major driver of economic growth and job creation and the government’s infrastructure investment commitment gives industry confidence to invest and generate jobs.

Key elements of the government’s Economic Recovery Plan and overall economic strategy are set out in Chapter 1.

The decision to prioritise the health crisis response and economic recovery has meant that Queensland’s fiscal position has been substantially impacted. However, a strong response to the pandemic was necessary, and Queensland entered this crisis with a robust fiscal position. Prior to the crisis, the government had delivered consecutive years of operating surpluses which has allowed the budget to weather the crisis and be positioned for recovery as the immediate pandemic pressures ease and productivity initiatives take effect. In the current climate, supporting the economy and driving future growth remains the priority.

Risks to the fiscal outlook remain elevated, flowing from risks to the macroeconomic outlook. These risks include another substantial or elevated wave of the pandemic further reducing global demand for Queensland exports, escalating geopolitical tensions and trade disputes hindering global economic recovery, delays in the availability of an effective vaccine, and abrupt unwinding of Australian Government fiscal stimulus measures affecting demand and activity.

3.2	Strategy for fiscal recovery

Queensland’s fiscal position has been severely impacted by the pandemic requiring a reset of the fiscal strategy.

The updated fiscal outlook captures the substantial impact of COVID-19 on the Queensland economy, the significant response measures supporting business and households through the recovery and funding for election commitments. The government has committed a package of election commitments totalling $4.3 billion over four years. These measures provide essential support for government service delivery as well as continued resources for COVID-19 support and recovery. These measures are necessary to support the Queensland economy and to protect jobs, but also limit the state’s fiscal capacity to respond to future crises. The government remains committed to budget repair, restoring fiscal buffers and stabilising debt but recognises the strategy must ensure the economy first recovers from the pandemic.

The fiscal strategy in the short to medium term emphasises the importance of economic recovery while ensuring spending remains well-targeted and focused on driving competitiveness and productivity. Economic recovery is the key priority which a disciplined approach to fiscal management will position the state well for the future.

Budget Strategy and Outlook 2020-21

The 2020-21 Budget forecasts detail the impacts of recent events and expectations for revenue recovery. Decision making for additional commitments and developments from this point forward will be underpinned by the fiscal strategy:

•

Economic recovery will be prioritised over budget repair during the near-term recovery period, after which improved fiscal targets including debt stabilisation will be pursued. Prioritising economic recovery alongside targeted expenditure and capital prioritisation will position Queensland well for fiscal repair.

•	As revenues improve, increases will be directed towards economic recovery priorities and then a return to operating surpluses.

•

Spending will be maintained to support jobs and the economy during the recovery period, while ensuring expenditure restraint by working to ensure new spending measures are met from the re-prioritisation of existing funding.

•	The capital program will be rigorously assessed to ensure planned infrastructure investment meets changing needs and that government is achieving value for money.

3.2.1	Fiscal Principles

Queensland’s current fiscal principles aim to provide specific, objective measures for the government to assess the success of its fiscal strategies. Prior to the crisis, the government’s fiscal principles underpinned the state’s fiscal strategy. The government’s current Charter of Fiscal Responsibility detailing six fiscal principles, was tabled in Parliament on 14 June 2016.

Queensland, like other Australian jurisdictions, is prioritising support for economic recovery over existing fiscal targets. Given this, some targets underpinning Queensland’s fiscal principles will not be achieved in the short and medium term.

Reporting against the existing fiscal principles will continue but remain under review ahead of the 2021-22 Budget.

The current Fiscal Principle 5 (Targeting full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice) is a long-standing Queensland Government priority and a key element of Queensland’s financial management. Despite the impact of the crisis, commitment to this principle will continue through the economic recovery period, and it will continue to be part of the long-term fiscal strategy.

Fiscal principles

Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio

The trajectory of the debt burden has shifted significantly due to the impact of COVID-19. The ratio of General Government debt to revenue was 76.6% in 2019-20 and expected to be 108.9% in 2020-21. After 2020-21, the growth in Queensland’s General Government debt burden will moderate. Queensland’s debt to revenue ratio compares favourably to peer jurisdictions whose debt to revenue measures in 2020-21 are 120% and 156.7%, for NSW and VIC respectively.

Budget Strategy and Outlook 2020-21

In August 2020, the government passed legislation to establish the first of the Queensland Future Funds – the Debt Retirement Fund. The Debt Retirement Fund is a long-term sustainable plan to alleviate the debt burden on future generations of Queenslanders. The purpose is to reduce the State’s borrowings. Assets totalling $5.67 billion have been included in the Debt Retirement Fund as at C19-FER for 2020-21. The debt to revenue ratio is estimated to shift from 108.9% to 98.8%.

Principle 2 – Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing.

Having forecast an operating surplus prior to the COVID-19 pandemic, a General Government operating deficit of $8.633 billion is forecast for 2020-21. The size of this deficit is forecast to reduce substantially across the forward estimates to be $1.389 billion by 2023-24.

New capital investment across the period from 2020-21 to 2023-24 will be funded from increased borrowings.

Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging.

The government’s infrastructure investment commitment continues to be significant and gives industry confidence to invest and generate jobs.

The budget sees the capital program including purchases of non-financial assets (capital purchases), acquisitions through finance leases, and capital grants expenses will increase to $14.835 billion in 2020-21. In the COVID-19 Fiscal and Economic Review (C19-FER), the government committed to maintaining a $51.8 billion infrastructure investment program. The total capital program over the four years to 2023-24 is $56.031 billion.

Principle 4 – Maintain competitive taxation by ensuring that General Government Sector own-source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates.

At 8.3% for 2019-20 and 7.7% for 2020-21, this is lower than typically targeted reflecting revenues being materially affected due to the COVID-19-induced hit to the economy and government’s commitment to a range of revenue relief measures to help support Queenslanders.

Principle 5 – Target full funding of long-term liabilities such as superannuation and WorkCover in accordance with actuarial advice

This fiscal principle continues to be a central principle for the government’s Charter of Fiscal Responsibility and the associated fiscal strategy and objectives.

Principle 6 – Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (FTE) employees, on average over the forward estimates, does not exceed population growth.

A more subdued rate of population growth in the near term has been brought on by the spread of COVID-19 constraining international and interstate migration to Queensland. Consequently, the average growth in public sector FTEs will exceed population growth. Growth in the health sector continues to be the largest driver of FTE growth. Excluding health and education FTEs, growth in FTEs for the rest of the sector remains lower than population growth.

Budget Strategy and Outlook 2020-21

3.3	Key fiscal aggregates

The key fiscal aggregates for the 2020-21 Budget are outlined in Table 3.1 and are discussed in detail in this chapter.

Table 3.1	Key fiscal aggregates[1]

	2018-19 Outcome $ million	2019-20 MYFER $ million	2019-20 Actual $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
General Government Sector
Revenue	59,828	59,914	57,764	56,249	60,504	63,394	66,326
Expenses	58,843	59,763	63,498	64,881	64,806	65,874	67,715
Net operating balance	985	151	(5,734)	(8,633)	(4,303)	(2,480)	(1,389)
PNFA[2]	5,764	7,223	6,291	7,572	8,136	8,078	7,762
Fiscal balance	(2,207)	(4,068)	(9,158)	(13,440)	(9,085)	(6,647)	(4,370)
Borrowings with QTC	29,468	31,774	37,570	53,501	64,525	73,924	80,653
Leases and similar arrangements[3]	2,612	6,071	6,499	7,565	7,408	7,484	7,768
Securities and derivatives	121	121	198	198	198	198	198
Net debt	(198)	7,030	14,046	25,499	35,511	44,228	50,782
Non-financial Public Sector
Borrowings with QTC	67,576	70,832	76,464	93,467	104,626	114,217	121,039
Leases and similar arrangements[3]	2,612	6,481	6,991	8,033	7,843	7,884	8,135
Securities and derivatives	720	544	1,505	720	618	567	549
Net debt	34,196	44,123	50,592	63,467	73,770	82,624	88,906

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent negative amounts.
2.	PNFA: Purchases of non-financial assets.
3.	Reflects the ‘Leases and similar arrangements’ and ‘Securities and derivatives’ line items in the balance sheet.

Budget Strategy and Outlook 2020-21

3.3.1	Net operating balance

Table 3.2 compares the General Government Sector net operating balance forecasts for the 2019-20 Budget and MYFER with the 2020-21 Budget forecasts.

Table 3.2	General Government Sector – net operating balance forecasts

	2019-20 $ million	2020-21 $ million	2021-22 $ million	2022-23 $ million	2023-24 $ million
2019-20 Budget	189	313	483	787	n.a.
2019-20 MYFER	151	234	595	1,142	n.a.
2020-21 Budget	(5,734)	(8,633)	(4,303)	(2,480)	(1,389)

The 2019-20 MYFER confirmed that Queensland was on track to achieve a General Government net operating surplus in 2019-20. This position prevailed despite a royalty reduction of $677 million since the 2019-20 Budget, with a savings plan providing a buffer against revenue revisions. Queensland’s operating balance was forecast to steadily increase over the forward estimates.

The impact of the crisis on Queensland’s operating position has been significant, driven by the impact of the economic downturn on revenues as well as the cost of support and recovery measures. Consistent with the C19-FER, the operating deficit in 2019-20 was $5.734 billion. The pandemic impact on the operating balance is expected to peak in 2020-21, with an estimated deficit of $8.633 billion. The operating deficit progressively decreases over the forward estimates as the economy recovers and temporary support measures are wound back. The operating position is expected to continue to strengthen beyond the forward estimates to surplus.

The government’s focus is ensuring the economy recovers.

Table 3.3 provides a breakdown of the movements in the net operating balance since the 2019-20 MYFER.

Budget Strategy and Outlook 2020-21

Table 3.3	Reconciliation of net operating balance, 2019-20 MYFER to 2020-21 Budget[1]

	2019-20 $ million	2020-21 $ million	2021-22 $ million	2022-23 $ million
2019-20 MYFER net operating balance	151	234	595	1,142
Taxation revisions[2]	(561)	(1,405)	(1,208)	(1,344)
Royalty revisions	(258)	(1,917)	(1,175)	(712)
GST revisions	(1,251)	(1,291)	(830)	(425)
Expense measures[3]	(1,211)	(2,511)	(687)	(702)
Net flows from PNFC and PFC entities[4]	(252)	(398)	(507)	(742)
Natural Disaster Revisions (DRFA)[5]	(75)	(165)	57	(229)
Australian Government funding revisions[6]	(453)	(148)	(482)	348
Other parameter adjustments[7]	(1,824)	(1,032)	(66)	184
2020-21 Budget net operating balance	(5,734)	(8,633)	(4,303)	(2,480)

Notes:

1.	Numbers may not add due to rounding. A number in brackets indicates a negative impact on the operating balance.
2.	Represents parameter adjustments to taxation revenue and revenue measures providing payroll tax and land tax relief.
3.

Reflects the operating balance impact of government decisions since the 2019-20 MYFER and includes COVID-19 immediate stimulus, Economic Recovery Plan measures and 2020 Election Commitments. In 2020-21 and 2021-22, policy expense measures are net of public service wage deferrals savings.

4.

Represents revisions to dividends and tax equivalent payments from, and community service obligations (CSOs) and Transport Service Contract (TSC) payments to, Public Non-financial Corporations and Public Financial Corporations, net of CSO and TSC expense measures.

5.	Disaster Recovery Funding Arrangements.
6.

Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership Payments and excludes funding for disaster recovery expenses.

7.

Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, depreciation, swaps, lapses and deferrals. In 2019-20, other parameter adjustments include providing for serious historical physical child abuse claims, an increase in historical sexual abuse claims and other pending litigation.

3.3.2	Revenue

Revenue has been significantly impacted by the pandemic, both from the impact of the downturn on industry, and the substantial package of relief measures developed to help businesses weather the crisis.

Since the 2019-20 MYFER, revenue has been revised down by $12.3 billion over the four years to 2022-23, with the pandemic impact being felt across all key revenue lines:

•	Taxation revenue forecasts are $4.5 billion lower, impacted by the economic downturn and foregone revenue from support measures, though to a lesser extent in 2020-21 than estimated in the C19-FER.

•	The downturn in national economic activity as well as social distancing and travel restrictions have impacted national consumption and dwelling investment, reducing GST revenue by $3.8 billion.

Budget Strategy and Outlook 2020-21

•

The impact of the pandemic on commodity prices and global demand for key commodities has reduced royalty revenues by $4.0 billion, with royalties estimated to fall by 45.2% in 2020-21, following a 13.2% fall in 2019-20.

Ensuring Queensland provides an environment which supports businesses and jobs, growth has always been a key priority of this government. With the onset of the pandemic, substantial revenue relief has been provided to support businesses through the crisis and into a period of recovery. This include the provision of a range of significant tax relief measures to assist Queensland businesses and taxpayers, including:

•

Payroll tax refunds or holidays for eligible small to medium businesses, and payroll tax deferrals for eligible businesses regardless of their size, supporting job security. No Queensland business eligible for deferral will need to make a payroll tax payment this calendar year and deferred liabilities may be paid as instalments throughout 2021.

•	A payroll tax exemption for wages subsidised by the Australian Government’s JobKeeper payment, to ensure this support flows through to businesses where it is needed.

•

Land tax rebates for eligible taxpayers either providing necessary rent relief or where the pandemic has affected the securing of tenants during 2019-20 and 2020-21, and a 3-month deferral of land tax liabilities for all land taxpayers for the 2020-21 assessment year.

•	A deferral of gaming machine tax and lottery tax liabilities to assist the cashflow of eligible businesses.

A rebound in key revenues is expected in 2021-22, followed by a gradual recovery. Forecast revenue growth of 7.6% in 2021-22 is driven by a 9.3% growth in GST revenue as national consumption recovers, a 7.1% growth in taxation revenue as economic conditions improve, and a rebound in royalty revenue.

Consistent with its election commitments, the Queensland Government remains committed to retaining a competitive taxation environment to support businesses in the longer term.

Further information on revenue forecasts is provided in Chapter 4.

3.3.3	Expenses

In response to the COVID-19 pandemic, the government provided significant additional expenditure, both to support the health sector and the economy. Queensland’s Economic Recovery Plan has provided substantial immediate stimulus as well as longer-term recovery initiatives, focused on improving competitiveness and productivity to support Queensland jobs. The Economic Recovery Plan is discussed in more detail in Chapter 1.

Expenses increased by 7.9% in 2019-20 and are estimated to increase by a further 2.2% in 2020-21 from an already high base, driven by the response to the pandemic.

Expense growth is then expected to moderate significantly, with growth of 1.4% expected on average over the three years to 2023-24. Over the same period, revenue is expected to grow by an average of 5.6%.

The 2020-21 Budget targets initiatives that drive job creation, business-led growth and sustainable public investment; supporting the next wave of innovation and ensuring

Budget Strategy and Outlook 2020-21

Queenslanders have the skills for the future. Expense measures in the 2020-21 Budget incorporate the commitments made by the government during the recent election period, and include:

•	Additional funding of $624 million for 2,025 new police personnel over five years.

•

$20 million over four years for the Tourism Activation Fund, $15 million for the Regional Tourism Organisation Fund and $15 million to promote Queensland as a tourist destination. Together with the $20 million to boost major events in Queensland, these initiatives will provide needed support for the tourism industry, which has experienced a substantial impact from the pandemic.

•	357 additional firefighters will be recruited to strengthen Queensland fire services across the state.

•	$50 million over three years for the South East Queensland Community Stimulus Package.

•	$40.5 million to support jobs through building a stronger manufacturing sector in Queensland.

•	$42.5 million towards a new levee to protect Bundaberg homes and businesses from major flooding, as part of the government’s 10-year plan to protect the city from flood events.

•

$100 million over three years for the Wellbeing Workforce for Queensland Schools, to provide every Queensland state school student with access to mental health professionals and to trial the placement of general practitioners in up to 20 schools.

•	$18.5 million over three years for the Rural and Regional Renal Program, providing 33 additional renal dialysis treatment spaces. This initiative has an additional capital component of $9.3 million.

Further measures that may become necessary though the economic recovery will be considered within existing funding established in the 2020-21 Budget. Departments will work to maximise services and outcomes within current fiscal settings and in line with government priorities.

Savings and Debt Plan

To support Queensland’s COVID-19 economic recovery, the government is implementing a Savings and Debt Plan within government services to deliver savings of $3 billion over four years to 2023-24. The government has achieved 47%, or $352.2 million, of its savings target for 2020-21 through a range of measures.

Savings will continue to be achieved by focussing on core tasks, ensuring government resources are directed to where they are needed most.

Six workstreams have been established to progress measures under the Savings and Debt Plan, with a focus on Government Advertising, Accommodation, Data and ICT, Workforce, Structural Reform opportunities and Agency Functional Reviews.

Agency functional reviews seek to ensure that government activities are being delivered efficiently and effectively and remain aligned to government priorities.

Short, medium, and long-term savings opportunities are being identified and progressed through measures under the workstreams.

Budget Strategy and Outlook 2020-21

Focussing on Core Business

•	Programs that are time-limited will be either integrated into core business or ceased.

•	Departments’ staff levels to be maintained within approved caps, excluding frontline staff requirements.

•	No marketing other than public and road safety, tourism promotion, investment attraction or Queensland Economic Recovery Plan initiatives.

Sustaining effective frontline services

•	Reinforce the frontline by limiting secondments of frontline workers to back-office roles and identifying opportunities for roles to be reallocated to frontline tasks.

•	Examine all uses of non-public servants in roles and move to end contracts.

•	Strengthen oversight of non-frontline recruitment, and a natural reduction of senior executive service roles.

•	Initiate a six month freeze on new ICT projects, except those related to critical safety or cybersecurity.

•	Greater utilisation of existing government buildings to encourage public servants to work closer to home.

3.3.4	Investment

The Queensland Government has an important role in providing essential infrastructure and capital works to meet the state’s increasing service needs and to promote increased productivity and efficiency for the state’s industries. This role is particularly vital in the context of the pandemic, with the $56.031 billion capital program funding the critical infrastructure needed to facilitate business-led growth, directly supporting employment across all regions of the state and forming a key component of the Economic Recovery Plan.

Consistent with the fiscal principles, the capital program seeks to target investment to areas of most need and adopt a cost-effective approach to addressing infrastructure requirements. The Queensland Government has established an infrastructure planning framework to underpin and inform the prioritisation of the state’s capital works, including the State Infrastructure Plan.

Key capital initiatives include:

•

A $6.267 billion investment in transformative transport infrastructure in 2020-21, including $1.514 billion for continued Cross River Rail construction and substantial ongoing investment to fund major upgrades to the M1 Pacific Motorway and the Bruce Highway.

•	An investment of $2.745 billion in 2020-21 across the state to maintain and upgrade energy and water assets, enhancing the productive capacity of Queensland’s businesses, industries and communities.

Budget Strategy and Outlook 2020-21

•

To support the delivery of health services, capital expenditure of $1.625 billion will be invested in 2020-21. The government is investing $979 million for the Building Better Hospitals commitment to help address growing demand and $265 million to build seven satellite hospitals to enable acute hospitals to continue safely managing patients via alternative models of care across South East Queensland.

•

To ensure Queensland’s state schools and training assets are world-class and continue to meet demand, $1.917 billion will be invested in 2020-21. Investment in new schools is being facilitated through the $1.687 billion Building Future Schools Fund, while the Great Schools, Great Future commitment worth around $1 billion is helping provide new classrooms and facilities at existing schools to meet growing enrolments.

•	Ongoing investment in social housing, including $526.2 million in 2020-21 to construct new dwellings, upgrade existing properties, and provide housing services including in Indigenous communities.

•

A $590.4 million investment in key infrastructure to support the delivery of enhanced justice and public safety services, including $178 million over three years from 2019-20 on additional youth justice infrastructure.

Further information about the government’s capital program is provided in Chapter 6 and the Capital Statement (Budget Paper 3).

3.3.5	Borrowing

Ensuring the health of all Queenslanders through this pandemic as well as laying the foundations for our economic recovery has had a substantial impact on Queensland’s fiscal position. The pandemic led to sharp falls in key revenues, as well as a necessary increase in expenditure to respond to the crisis. In Queensland, as with all other jurisdictions, borrowings will be higher than forecast prior to the emergence of COVID-19.

The strong response to the pandemic was necessary, and Queensland was fortunate to enter this crisis in a robust fiscal position – with operating surpluses and debt reductions as a proportion of revenue and in absolute terms delivered through consecutive pre-crisis state budgets.

The government is focused on economic recovery and will deliver a growing infrastructure investment program which supports economic growth across Queensland and provides long-term employment opportunities.

Budget Strategy and Outlook 2020-21

Box 3.1	Borrowing Reporting

The Uniform Presentation Framework (UPF) provides financial information in a consistent and comparable way. The UPF groups financial reporting into the key institutional subsectors: General Government Sector; Public Non-financial Corporations sector; and Public Financial Corporations Sector. The Public Financial Corporations Sector does not form part of State Budget reporting.

General Government Sector primarily comprises government-funded departments such as the Departments of Health, Education and Transport and Main Roads. Queensland Treasury undertakes borrowings on behalf of General Government Sector entities through its financing arm Queensland Treasury Corporation (QTC). General Government Sector borrowing is estimated to be $61.263 billion by 30 June 2021.

Public Non-financial Corporations (PNFC) comprise various statutory authorities, government business enterprises and marketing bodies which provide goods and services on a commercial basis. Examples include the government-owned corporations (GOCs), Queensland Rail and Stadiums Queensland. Debt held by GOCs and other PNFC Sector entities is supported by their commercial activities. PNFC Sector borrowing is estimated to be $40.964 billion by 30 June 2021.

The Non-financial Public Sector (NFPS) is the consolidation of the General Government and PNFC sectors, with transactions between these sectors eliminated. NFPS borrowing is estimated to be $102.220 billion by 30 June 2021.

Net debt for each sector (reported in the UPF tables in Chapter 9) comprises interest bearing liabilities less selected financial assets, such as investments, and provides a measure of the overall strength of a jurisdiction’s fiscal position.

While the nature and impact of the COVID-19 pandemic means increased borrowings are unavoidable, serviceability of borrowings remains strong. The government has benefited from interest rates trending lower over recent years reflecting an easing bias in central banks’ monetary policy. The government is actively managing its borrowings by refinancing maturing higher cost debt at record low interest rates.

To better position the government in an environment of record-low interest rates, Treasury is actively reducing refinancing and interest rate risk by extending the duration of its debt maturities.

Through a combination of debt reductions and low interest rates Queensland General Government Sector interest expense as a proportion of revenue has declined over successive budgets with a smaller portion of state revenue required to service Queensland’s debt.

General Government Sector interest expenses have fallen from a peak of $2.33 billion in 2014-15 to $1.49 billion in 2019-20, while the yields on Queensland Government bonds are comparable to those of our AAA related state peers.

Chart 3.1 shows that Queensland’s interest expense is forecast to be around 3.1% of revenue in 2020-21, well below the peak in 2013-14 of 4.7%.

Budget Strategy and Outlook 2020-21

Chart 3.1	General Government Sector ratio of borrowing costs to revenue

Chart 3.2 shows Queensland’s borrowings compared to NSW and Victoria. While borrowings in Queensland will increase in response to the pandemic, they are expected to remain below that of New South Wales and Victoria and are also expected to increase by less over the forward estimates period.

Chart 3.2	State comparison of General Government Sector borrowing

Budget Strategy and Outlook 2020-21

Charts 3.3 and 3.4 show Queensland’s ratio of debt to revenue compared to NSW and Victoria. The General Government ratio of debt to revenue in Queensland is expected to remain below that of New South Wales and Victoria across the forward estimates period, and the Non-financial Public Sector ratio of debt to revenue is expected to be lower from 2021-22 onwards.

Chart 3.3	State comparison of General Government Sector ratio of debt to revenue

Chart 3.4	State comparison of Non-financial Public Sector ratio of debt to revenue

Budget Strategy and Outlook 2020-21

Box 3.2	Queensland Future Fund – Debt Retirement Fund

The Queensland Future Fund Act 2020 (QFF Act) was assented to in August 2020. It established a framework for individual Queensland future funds, which the Treasurer is to administer under the Financial Accountability Act 2009 (FA Act) as special purpose accounts.

The Queensland Future Fund – Debt Retirement Fund will be established under the provisions of the Queensland Future Fund Act 2020 which requires that amounts withdrawn from the Debt Retirement Fund can only be used for reducing debt. The Queensland Future Fund – Debt Retirement Fund will be reported in Treasury’s annual financial statements which are audited under the Auditor-General Act 2009.

The Debt Retirement Fund will hold state investments targeted for future growth to support current and future borrowings. This budget factors in over $5 billion of seed funding including the Titles Registry, equities and a contribution sourced from the long-term assets set aside for the Defined Benefit Superannuation Scheme liabilities.

The fund is expected to be established by 30 June 2021.

3.3.6	Emerging Fiscal Pressures

At any given time, issues exist with potentially significant adverse impacts. Until these issues have been considered by government or formal agreements are in place, it remains unclear if or when these issues will impact the state’s financial position. Until there is greater certainty, the potential fiscal impacts of such issues are either not included or not fully included in the forward estimates. Other than ongoing uncertainties related to the COVID-19 pandemic, these include:

•	Native Title Compensation Settlement: The government has a potential liability with respect to compensation arising from acts that have extinguished or impaired native title since 1975.

•

Expiring agreements: Queensland’s fiscal position is exposed to decisions made by the Australian Government, including not renewing funding for National Partnership payments (NPs) where there are ongoing community service needs that must be met. There are 11 non-infrastructure NPs expected to expire on 30 June 2021. The Australian Government has not allocated any funding beyond 2020-21 for Queensland’s expiring agreements except for Essential Vaccines. Further information is provided in Chapter 7.

Budget Strategy and Outlook 2020-21

4	Revenue

Features

•

The coronavirus (COVID-19) pandemic and the resulting domestic and global economic downturn is substantially impacting on the state’s revenues. Compared with the outlook prior to COVID-19, total revenue has been revised downward across the forward estimates, with key revenue streams (GST, taxation and royalties) all substantially lower.

•	Across the four years to 2022-23, total revenue is expected to be $12.279 billion lower than forecast at the 2019-20 Mid-Year Fiscal and Economic Review (MYFER).

•

This is driven by a $12.340 billion downward revision across key revenue streams. Specifically, forecast taxation revenue has been reduced by $4.518 billion across the four years, while GST and royalty revenues are $3.798 billion and $4.024 billion lower respectively.

•

In addition, a range of other smaller revenue items (including sales of goods and services, and dividend and income tax equivalent income) were also revised downward compared to the 2019-20 MYFER estimates.

•

The downward revisions are partially offset by upward revisions to a number of other revenues, including an increase in expected payments for specific purposes and other grants and contributions across the four years.

•

In addition to the substantial impacts on key revenues due to the broad downturn in economic activity as a result of COVID-19 public health measures, reduced revenues in 2019-20 and 2020-21 also reflect the significant tax relief introduced by the Queensland Government to support Queensland businesses, particularly small to medium businesses.

•

General Government Sector revenue totalled $57.764 billion in 2019-20. Primarily reflecting the impacts of COVID-19 in the June quarter 2020, this is $2.064 billion (3.5%) lower than in 2018-19 and $2.150 billion (3.6%) lower than estimated in the 2019-20 MYFER.

•	Total General Government Sector revenue is estimated to fall further in 2020-21, down to $56.249 billion, a decrease of $1.515 billion (2.6%).

•	The decrease in revenues in 2020-21 compared with 2019-20 primarily reflects the global, national and statewide impacts of COVID-19, as well as other external factors:

•	Royalties and land rents are expected to be $2.054 billion (43.8%) lower in 2020-21, due to lower coal prices and volumes, and lower oil prices impacting LNG values.

•

Taxation revenue is expected to be $255 million (1.7%) lower than in 2019-20, driven primarily by lower transfer duty revenue and lower payroll tax revenue, reflecting the substantial impacts of the COVID-19 crisis on employment and wages.

•	Payroll and land tax revenues have also been impacted by the tax relief measures implemented by the government to support businesses in response to COVID-19.

Budget Strategy and Outlook 2020-21

•

Dividend and income tax equivalent income is expected to be $749 million (38.8%) lower than in 2019-20 due to regulatory determinations and weaker market conditions in sectors where Queensland Government Owned Corporations (GOCs) operate.

•

Australian Government payments to Queensland in 2020-21 are expected to total $28.730 billion, representing an increase of $1.438 billion compared with payments in 2019-20. This increase is driven by a $938 million (52.0%) increase in Australian Government capital grants and a $561 million (4.4%) increase in payments for specific purposes.

•

Key revenues are expected to rebound in 2021-22 and grow over the remainder of the forecast period as the economy recovers. Total revenue is expected to grow at an average rate of 3.5% over the four years to 2023-24, with average annual growth of 3.9% in taxation and 5.0% in GST, and a recovery in royalties from 2021-22 onwards.

•

Importantly, Queensland is maintaining its competitive tax status, with per capita state tax estimated at $2,767 in 2020-21, compared to an average of $3,395 for the other states and territories. Taxation as a proportion of Queensland’s GSP is expected to be stable at around 4.1% over the period from 2020-21 to 2023-24.

4.1	Impact of COVID-19 on key revenues

The COVID-19 pandemic and the resulting domestic and global economic downturn is substantially impacting on the state’s revenues. Compared with the outlook prior to COVID-19, total revenue has been revised downward across the forward estimates, with key revenue streams (GST, taxation and royalties) all substantially lower.

The combined impact of the downward revisions to key revenues is estimated at $12.340 billion (or 8.7%) across the four years to 2022-23 compared with the 2019-20 MYFER. Specifically, forecast taxation revenue has been reduced by $4.518 billion (or 7.0%) across the four years, while GST and royalty revenues are expected to be $3.798 billion (or 6.6%) and $4.024 billion (22.0%) lower respectively.

By comparison, following the global financial crisis, key revenues were $9.658 billion lower over the four years from 2008-09 to 2011-12, compared with pre-GFC 2008-09 Budget Forecasts.

Chart 4.1 outlines the downward revisions to forecasts in key revenues since MYFER.

Budget Strategy and Outlook 2020-21

Chart 4.1	Reduction in key revenues since 2019-20 MYFER

4.2	2019-20 revenue – actuals

General Government Sector revenue in 2019-20 totalled $57.764 billion, which is $2.150 billion (or 3.6%) less than the 2019-20 MYFER estimate. Significant variations from the 2019-20 MYFER estimates include:

•	a $1.251 billion (or 8.9%) decrease in GST revenue reflecting lower GST collections by the Australian Government during 2019-20 than previously expected.

•

a $561 million (or 3.7%) decrease in taxation revenue. The downward revision partly reflects the impact of tax relief measures implemented by the Queensland Government to support business cashflows and viability in the face of the economic downturn.

•

a $489 million (or 8.0%) decrease in sales of goods and services, driven by lower revenue from hospital fees and fees for service activities reflecting lower fees being charged due to the impact of COVID-19.

These decreases were partially offset by higher than estimated payments for specific purposes, which were driven by additional COVID-19 initiatives and priority road projects. For additional information refer to Chapter 7.

Budget Strategy and Outlook 2020-21

4.3	2020-21 revenue – forecasts

General Government Sector revenue in 2020-21 is estimated to be $56.249 billion, a decline of $1.515 billion (or 2.6%) compared with the 2019-20 actual.

The decrease in revenues expected in 2020-21 reflects a range of factors, primarily related to ongoing global, national and statewide impacts of COVID-19 as well as other external factors, including:

Royalty and land rent collections are expected to be $2.054 billion (or 43.9%) lower than in 2019-20. This decline is driven by lower coal prices and volumes, reflecting continued weaker global economic growth, as well as the recent sharp fall in oil prices flowing through to LNG values.

The impact on LNG royalties is expected to be partially offset by the introduction of the new volume-based model for petroleum and gas royalties, which replaced the current regime based on well head values from 1 October 2020.

Dividend and income tax equivalent income is expected to be $749 million (or 38.8%) lower than in 2019-20. This is primarily due to decreases in the electricity network sector, driven by Energy Queensland Limited’s new regulated revenue determinations for the period of 1 July 2020 to 30 June 2025.

Taxation revenue is expected to be $255 million (or 1.7%) lower than in 2019-20. This reduction is driven primarily by lower transfer duty revenue, due to a sharp downturn in non-dwelling transfers, and lower payroll tax revenue, reflecting the substantial impacts of the COVID-19 crisis on employment and wages.

Both payroll and land tax revenue collections have also been impacted by the substantial tax relief measures implemented by the Queensland Government to support businesses in response to COVID-19.

These decreases were partially offset by an increase in capital grants, which are expected to be $955 million (or 51.9%) higher in 2020-21 than in 2019-20, and an increase in other current grants which are expected to be $558 million (or 4.3%) higher.

This increase is primarily due to additional funding related to: road projects; COVID-19 management and economic response initiatives; a back payment for Disability Care funding; additional Remote Indigenous Housing funding; and new funding for skills and workforce training (JobTrainer Fund).

The major sources of total General Government Sector revenue in 2020-21 are grants revenue (51.7%) and taxation revenue (25.5%). Table 4.1 details revenue estimates by category, and Chart 4.2 illustrates the composition of General Government Sector revenue.

Budget Strategy and Outlook 2020-21

Table 4.1	General Government Sector revenue[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Taxation revenue	14,165	15,164	14,585	14,330	15,347	16,130	16,967
Sales of goods and services	5,783	6,004	5,618	5,975	6,152	6,243	6,532
Interest income	2,191	2,141	2,076	1,882	2,374	2,418	2,460
Grants revenue
GST Revenue	14,332	14,214	12,761	12,701	13,887	14,711	15,535
Other current grants[2]	12,259	11,789	13,039	13,597	13,724	14,351	15,002
Capital grants	1,716	2,000	1,841	2,796	3,086	3,025	2,918
Dividend and income tax equivalent income
Dividends	1,803	1,473	1,180	714	732	724	821
Income tax equivalent income	981	764	748	465	469	450	477
Other revenue
Royalties and land rents	5,378	5,621	4,686	2,631	3,517	4,077	4,345
Other	1,220	1,217	1,229	1,157	1,216	1,265	1,271
Total revenue	59,828	60,387	57,764	56,249	60,504	63,394	66,326

Notes:

1.	Numbers may not add due to rounding.
2.	Queensland Treasury estimates. Differs from Chapter 7 due to the inclusion of direct Australian Government payments to Queensland agencies for Commonwealth own purpose expenditure.

Budget Strategy and Outlook 2020-21

Chart 4.2	Revenue by operating statement category, 2020-21[1]

Notes:

1.	Numbers may not add up to 100% due to rounding.
2.	Chart prepared in line with Operating Statement categories. ‘Other revenue’ includes royalties and land rents, which comprise 4.7% of total revenues.
3.	Grants Revenue includes direct Australian Government payments to Queensland departments for Commonwealth own-purpose expenditure.

4.4	Queensland’s revenue trends

Following the forecast decline of 2.6% in 2020-21, total General Government revenue is expected to rebound in 2021-22, growing by 7.6%.

Total General Government revenue is then expected to grow by a further 4.8% in 2022-23 and 4.6% in 2023-24.

Declines in Queensland’s revenues resulting from the upheaval in economic conditions caused by the COVID-19 pandemic are primarily reflected in three key state revenue sources: GST, royalties, and taxation.

The volatility in these revenues across the three years of 2019-20 to 2021-22 reflects the negative impacts of COVID-19 on global and domestic economic activity in late 2019-20 and the expected recovery in the domestic economy throughout 2020-21, but with ongoing impacts from the global economic downturn on activity and demand for key exports.

The solid but steady growth forecast in 2022-23 and beyond reflects the expected return to more normal economic conditions and activity levels over the forecast period.

Budget Strategy and Outlook 2020-21

Chart 4.3 examines the growth in revenue across the three key streams and the share of growth attributable to each key revenue item.

Chart 4.3	Growth in key revenues[1]

Note:

1.	Annual contribution to growth in key revenues. Total is the annual growth of the sum of the three categories.

4.4.1	GST revenue trends

GST was the largest driver of overall revenue decline in 2019-20. The substantial downturn in national economic activity as a result of COVID-19, in particular in the June quarter 2020, had a major effect on aggregate GST collections (with the national GST pool falling 7.6% from 2018-19 levels) and this flowed through to substantially lower Queensland GST revenues. There has also been a sharp increase in unpaid GST debt, a portion of which is expected to be repaid during 2020-21.

In 2020-21, the ongoing impacts of COVID-19 and the social distancing and travel restrictions imposed to contain the spread of the virus have continued to negatively impact national consumption and dwelling investment, further reducing the national GST pool.

The impact on GST revenue has also been exacerbated in the short-term by COVID-19-induced changes in consumption patterns. In particular, during the ‘lockdown’ period, a larger proportion of household expenditure was spent on goods and services not subject to GST (e.g. exempted food items), while business closures also disproportionately impacted the supply (and, therefore, consumption) of some key taxable goods and services.

Budget Strategy and Outlook 2020-21

However, as the economy recovers, GST is expected to be the main driver of revenue growth across the forward years, with GST revenue expected to grow by 9.3% in 2021-22, 5.9% in 2022-23, and 5.6% in 2023-24, reflecting the expected rebound and ongoing recovery in national consumption.

Revisions to the GST pool

The 0.5% decrease in estimated GST revenue in 2020-21 primarily reflects the Australian Government’s estimates for the size of the GST pool. Since the Federal Budget 2019-20, the GST pool estimate is, in aggregate, around $32 billion lower over the years from 2019-20 to 2022-23.

Following the further decline in 2020-21, the Australian Government forecast the GST pool to rebound strongly in subsequent years, growing by 10.4% in 2021-22, 7.0% in 2022-23, and 5.4% in 2023-24. However, despite this forecast strong growth, the levels of the estimated GST pool in each of these years still remain below the levels forecast at the time of the 2019-20 Budget.

Chart 4.4 compares GST revenue pool forecasts published in the 2019-20 and 2020-21 Federal budgets (including Final Budget Outcome for 2019-20). This comparison highlights the extent to which the GST pool forecasts at the Federal Budget 2020-21 are materially lower in each year compared to the pre-COVID-19 forecasts in the Federal Budget 2019-20.

Chart 4.4	Australian Government forecast of GST revenue pool[1]

Note:

1.	For 2019-20, 2020-21 Budget amount reflects actual GST entitlements as stated in the Australian Government Final Budget Outcome 2019-20

Budget Strategy and Outlook 2020-21

GST - Queensland’s assessed fiscal capacity

In addition to the impact of the decline in the overall GST pool, the Australian Government accepted the Commonwealth Grants Commission’s (CGC’s) recommendation that Queensland’s fiscal capacity for 2020-21 is slightly stronger compared to 2019-20, relative to other states and territories. This reduces the state’s share of GST revenue compared to the previous year. The CGC’s recommendation results from Queensland’s:

•	increased capacity to raise coal royalties

•	lower assessed costs of providing urban public transport services, and

•	greater share of Commonwealth payments.

The reduction is less severe than previous estimates because it takes into account changes to the CGC’s method arising from its 2020 Methodology Review, which were net positive for Queensland. These included revisions to state natural disaster relief expenses, an increase in assessed rural road investment, and changes to the scope of the stamp duty assessment.

4.4.2	Royalty revenue trends

While a weaker global outlook was already affecting royalty revenues to some extent prior to COVID-19, the pandemic has impacted substantially on global demand for, and prices of, many key commodities, particularly coal and oil.

Total royalty revenue fell by 13.2% in 2019-20 compared to 2018-19, primarily driven by lower coal export volumes and prices.

Total royalty revenue is expected to fall by a further 45.2% in 2020-21. This is driven by a further decline in coal prices and volumes, reflecting continued weaker global economic growth and industrial production, as well as more recent impacts of Chinese import restrictions. The sharp fall in oil prices, reflecting the reduced global demand for energy, will also flow through to lower LNG values during 2020-21.

As the global economy recovers, total royalty revenue is expected to rebound in 2021-22, growing by 34.6%, followed by expected growth of 16.7% in 2022-23 and 6.8% in 2023-24.

4.4.3	Taxation revenue trends

As outlined in the COVID-19 Fiscal and Economic Review (C19-FER), the impacts on economic activity of COVID-19 and the foregone tax revenue resulting from the Queensland Government’s tax relief measures to support Queensland businesses, have impacted substantially on taxation collections in 2019-20 and 2020-21.

However, as a result of the ongoing recovery in the domestic economy and Queensland labour market since June quarter 2020, taxation revenue in 2020-21 is now expected to be $495 million (or 3.6%) higher than forecast in the C19-FER.

Budget Strategy and Outlook 2020-21

In particular, payroll tax collections have improved in recent months, consistent with the turnaround in labour market outcomes in Queensland, while transfer duty collections have been supported by stronger than expected residential property turnover.

Residential transactions for October 2020 reached their highest level in over a decade with strong growth in both investor and homebuyers’ activity. In addition, current incentives provided by both the Australian and State Governments have seen a pick-up in activity in the first home buyer market.

Gambling tax collections have also been above earlier expectations, likely to have been boosted by the substantial income support available in response to COVID-19. However, some moderation is expected over coming quarters as income support and welfare payments are normalised.

Despite the slightly improved outlook for some taxes in recent months, total taxation revenue is still expected to decline 1.7% in 2020-21, before rebounding to growth of 7.1% in 2021-22. The expected rebound in taxation revenue in 2021-22 reflects the lower base in 2020-21, with transfer duty and payroll tax expected to return to stronger growth as economic conditions improve.

Beyond 2021-22, a recovery in the non-residential sector is expected to support transfer duty revenue, while continued improvement in payroll tax collections should reflect the ongoing recovery in employment and wages. Future revenue should also be supported through additional OSR compliance activities. As a result, taxation revenues are forecast to record ongoing solid growth of 5.1% in 2022-23 and 5.2% in 2023-24.

Given the expected future growth in taxation revenue is driven by the expected recovery in the Queensland economy as it recovers, taxation revenue as a proportion of Queensland’s economy will remain relatively stable over this period, rising only slightly from 4.0% in 2020-21 to 4.1% in 2023-24, below the recent peak of 4.3% in 2014-15.

Budget Strategy and Outlook 2020-21

4.5	Taxation revenue

Chart 4.5 indicates the composition of estimated state taxation revenue for 2020-21, with the largest sources being payroll tax and transfer duty, together representing around 46.0% of the state’s total taxation revenue.

Payroll tax generally has a relatively stable base, with its growth usually driven by the underlying strength of the economy. Transfer duty can be relatively variable, reflecting residential and non-residential market conditions. Land tax can also reflect variability in the property market, however any volatility in land tax collections is moderated substantially by the relatively stable base and the effect on assessments from three-year averaging of land values.

Chart 4.5	State taxation by tax category, 2020-21[1]

Note:

1.

Percentages may not add to 100% due to rounding. ‘Other duties’ includes vehicle registration duty, insurance duty and other minor duties. ‘Other taxes’ includes the emergency management levy, waste disposal levy, guarantee fees and other minor taxes.

Table 4.2 shows the main components of taxation revenue. Decreases in 2020-21 are primarily driven by lower transfer duty revenue, due to a sharp downturn expected in dwelling and non-dwelling investment, and lower payroll tax revenue, reflecting the impacts of the COVID-19 crisis on employment and wages.

Budget Strategy and Outlook 2020-21

Table 4.2	State taxation revenue[1]

	2018-19 Outcome $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Payroll tax	4,160	4,211	3,896	4,304	4,611	4,923
Duties
Transfer	3,195	3,041	2,694	2,953	3,157	3,381
Vehicle registration	555	533	548	567	593	620
Insurance[2]	956	1,016	1,033	1,090	1,155	1,223
Other duties[3]	37	34	32	32	32	33
Total duties	4,743	4,624	4,307	4,643	4,937	5,257
Gambling taxes and levies
Gaming machine tax	734	617	773	780	804	832
Health services levy	89	77	117	101	109	117
Lotteries taxes	304	332	332	342	353	363
Wagering taxes	75	118	135	137	143	150
Casino taxes and levies	109	97	102	114	124	139
Keno tax	20	17	19	20	21	21
Total gambling taxes and levies	1,333	1,258	1,477	1,495	1,553	1,622
Other taxes
Land tax	1,334	1,406	1,493	1,617	1,643	1,661
Motor vehicle registration	1,850	1,910	1,948	2,022	2,098	2,176
Emergency management levy	541	562	581	605	630	657
Waste disposal levy	n/a	295	305	334	334	330
Guarantee fees	156	272	277	282	278	294
Other taxes[4]	48	46	45	46	46	47
Total taxation revenue	14,165	14,585	14,330	15,347	16,130	16,967

Notes:

1.	Numbers may not add due to rounding.
2.	Includes duty on accident insurance premiums.
3.	Includes duty on life insurance premiums.
4.	Includes the Statutory Insurance Scheme Levy and Nominal Defendant Levy.

Budget Strategy and Outlook 2020-21

Box 4.1	COVID-19 relief measures

The impact of the COVID-19 pandemic on Queensland businesses has been significant and the government moved quickly to introduce substantial tax relief measures to support Queensland businesses, particularly small to medium businesses, including measures to support the cashflows and viability of landlords, tenants, as well as the state’s pubs and clubs.

Details of the key tax relief measures are outlined below:

•	Approving payroll tax refunds or holidays for more than 16,700 Queensland businesses, supporting their cashflows and viability, and helping to ensure the security of the workers they employ.

•

Deferring payroll tax liabilities for more than 10,800 businesses, regardless of their size, so that no Queensland businesses eligible for deferral will have to make a payroll tax payment this calendar year and allowing businesses to pay deferred liabilities in instalments throughout 2021.

•

Providing a payroll tax exemption for the subsidised component of wages paid under the Australian Government’s JobKeeper program to ensure this support flows through to help businesses and their workers for the duration of the JobKeeper scheme.

•

Land tax rebates for eligible properties for 2019-20 and 2020-21 to support eligible land tax payers and their commercial and residential tenants, as well as a 3-month deferral of land tax liabilities for all land tax payers for the 2020-21 assessment year and a waiver of the land tax foreign surcharge for the 2019-20 year.

•	Deferral of lottery tax liabilities from July to December 2020 until March 2021 to assist businesses cashflows.

4.5.1	Queensland’s competitive tax status

Taxation can impact on business decisions regarding investment and employment, as well as household investment and home ownership decisions. Maintaining the competitiveness of Queensland’s tax system is critical to provide a competitive advantage to business and moderates the tax burden for citizens. As such, maintaining a competitive tax regime is fundamental to the government’s commitment to job creation and supporting sustainable economic growth.

As Chart 4.6 shows, taxation per capita in Queensland is lower than the average taxation per capita in the other states and territories. In 2020-21, it is estimated that Queensland’s taxation per capita of $2,767 will be $628 per capita less than the average of other jurisdictions. This highlights the ongoing competitiveness of Queensland’s taxation regime.

Budget Strategy and Outlook 2020-21

Chart 4.6	Taxation per capita, 2020-21

Sources: 2020-21 Budgets for all jurisdictions except the ACT where 2020 Economic and Fiscal Update is used. Population data from Federal Budget 2020-21.

Other measures of tax competitiveness include estimates by the CGC of Queensland’s tax effort compared with other jurisdictions, and the state’s tax revenue as a proportion of the size of the state’s economy.

The CGC’s 2020 Review assessed that Queensland’s tax effort in 2018-19 (latest available data) was 9.3% below the national average.

Revenue raising effort ratios are an indicator of the extent to which governments burden their revenue bases. The taxation effort metric is based on 2018-19 data from the CGC’s 2020 Review using total tax revenue effort for assessed taxes (payroll, transfer duty, land tax, insurance duty and motor vehicle taxes).

In terms of the third measure of tax competitiveness (i.e. taxation as a share of GSP), this measure also confirms that Queensland’s taxes are competitive, being below the average of the other states and significantly lower than the major southern states.

Table 4.3 summarises the estimates of these three measures compared with other jurisdictions and demonstrates that the Queensland tax system remains amongst the most competitive in Australia.

Budget Strategy and Outlook 2020-21

Table 4.3    Tax competitiveness

	NSW	Vic.	Qld	WA	SA	Tas.[3]	ACT[4]	NT3	Avg[5]
Taxation per capita[1]($)	3,888	3,118	2,767	3,318	2,534	2,256	4,548	2,113	3,395
Taxation effort (%)	102.8	103.1	90.7	97.4	93.3	92.4	149	81.1	100.0
Taxation % of GSP[2] (%)	4.8	5.0	4.0	2.9	4.0	3.9	4.7	2.0	4.3

Notes:

1.	2020-21 Budgets for all jurisdictions except the ACT where 2020 Economic and Fiscal Update is used. Population data from Commonwealth 2020-21 Budget.
2.	2019-20 data. Sources: Australian Bureau of Statistics ABS 5220.0 and 2020-21 Budgets for all jurisdictions except the ACT where 2020 Economic and Fiscal Update is used.
3.	Low taxation per capita primarily reflects the lower revenue raising capacity of those jurisdictions.
4.	Figures include municipal rates.
5.	Weighted average of states and territories, excluding Queensland (aside from taxation effort, which is the average of all states).

4.5.2	Payroll tax

Reflecting the substantial impacts of COVID-19 on employment and wages, payroll tax is expected to decline by 7.5% in 2020-21, compared with 2019-20.

This decline in payroll tax also reflects the fact that, as part of the Queensland Government’s Economic Recovery Plan, a number of payroll tax relief measures were implemented to support businesses in response to COVID-19. This included refunds, payment holidays and deferrals for eligible businesses, as well as a payroll tax exemption for JobKeeper payments.

As outlined above, payroll tax collections have improved somewhat in recent months, consistent with the turnaround in labour market outcomes in Queensland.

Payroll tax is expected to grow by an annual average of 8.1% from 2020-21 onwards, reflecting a recovery in employment and wage conditions, the expiry of 2019-20 Budget policy measures, and expected increased revenue resulting from additional OSR compliance activities.

4.5.3	Duties

Transfer duty

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a home. For example, eligible home buyers pay a 1% concessional rate on the first $350,000 of dutiable value, rather than the normal scheduled rates of between 1.5% and 3.5%. If a first home buyer purchases a property up to $500,000 they will pay no duty, with reduced rates available up to $550,000.

Following their low point in May 2020 as social distancing restrictions and general COVID-19 uncertainty weighed on activity, transfer duty collections have recovered slightly since June with strong growth from investors and homebuyers. In addition, current government incentives are seeing a pick up in the first home buyer market.

Budget Strategy and Outlook 2020-21

However, after declining by 4.8% in 2019-20, revenue from transfer duty is expected to decline by a further 11.4% in 2020-21 largely due to weakness in the non-residential sector, which is partially offset by strong residential volumes.

Transfer duty is expected to grow by 9.6% in 2021-22, supported by continued strength in residential transactions. Going forward, with activity in the non-residential sector expected to pick up from 2022-23 onwards, transfer duty is expected to grow by 6.9% in 2022-23 and 7.1% in 2023-24.

Vehicle registration duty

Vehicle registration duty is charged on the dutiable value of a motor vehicle on the transfer or initial registration, with a general rate of 2% to 4% dependent on the number of cylinders or rotors of the vehicle. Since 1 July 2018, an additional $2 per $100 of dutiable value applies for vehicles valued above $100,000.

Revenue from vehicle registration duty is expected to grow by 2.8% in 2020-21, and then grow at around 4.2% per annum across the forecast period.

4.5.4	Gambling taxes and levies

A range of gambling activities are subject to state taxes and levies.

The government provided gaming tax relief for Queensland pubs and clubs impacted by the effects of coronavirus, including a deferral of March 2020 gaming machines taxes until June 2021. In addition, lotteries taxes for July to December 2020 could be deferred, to be paid in full before 1 April 2021, including by instalments due before that date.

Total gambling tax and levy collections declined by 5.6% in 2019-20, largely due to the venue closures from late March 2020.

Recent collections indicate significant strength in gambling taxes since the re-opening of venues, suggesting a strong rebound in gaming activity. Total gambling tax and levy collections are expected to grow by 17.4% in 2020-21, partly reflecting the reduced impact of venue closures compared to the longer period of closures in 2019-20, followed by growth of 1.2% in 2021-22, 3.9% in 2022-23, and 4.4% in 2023-24.

4.5.5	Land tax

Land tax is levied on the taxable value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The landowner’s home is exempt.

Resident individuals are generally liable for land tax if the total taxable value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are liable for land tax if the total taxable value of the freehold land owned as at 30 June is equal to or greater than $350,000.

The Queensland Government has provided land tax relief measures to property owners affected by the COVID-19 outbreak, including:

Budget Strategy and Outlook 2020-21

•	25% rebate on 2019-20 and 2020-21 liabilities if providing commensurate rent relief, or if the property owner’s ability to secure tenants has been affected by COVID-19;

•	waiver of the 2% foreign surcharge for 2019-20; and

•	three-month deferral of 2020-21 liabilities

Land tax revenue totalled $1.406 billion in 2019-20, 7.4% lower than estimated at the 2019-20 MYFER. This downward revision is partly driven by the impacts of the COVID-19 relief measures.

Land tax is expected to grow 6.2% in 2020-21 and 8.3% 2021-22, followed by more modest growth expected as a result of the lagged impact of the COVID-19-induced economic downturn on taxable land values.

4.5.6	Waste disposal levy

The waste disposal levy commenced on 1 July 2019 and applies to 39 local government areas, covering more than 90% of the state’s waste generation and population. The levy is paid by landfill operators on wastes disposed to landfill. Exemptions from the levy exist for particular wastes, such as waste from declared disasters, waste donations to charitable recyclers, clean earth and lawfully managed and transported asbestos.

The levy commenced at $75 per tonne for general waste and is regulated to increase by $5 per tonne per annum for the first three years. The first annual increase of $5 per tonne was deferred by six months to 1 January 2021 to provide financial relief from the impacts of COVID-19. Seventy per cent of proceeds from the waste levy will be used for resource recovery and other programs that reduce the impact of waste and protect the environment and local communities.

Revenue from the waste disposal levy totalled $295 million in 2019-20. Revenue is forecast to grow by around 3.4% in 2020-21, and 9.4% in 2021-22. Following this revenue is forecast to remain stable in 2022-23 (growth of less than 0.1%) followed by a decline of 1.0% in 2023-24.

This reflects the annual increases in levy rates, offset by further anticipated behavioural changes in the amount of waste disposed to landfill.

4.5.7	Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. As outlined previously in Box 4.1, the Queensland Government provided substantial support to Queensland businesses through tax relief measures in response to COVID-19.

The Tax Expenditure Statement (Appendix B) provides details of tax expenditure arrangements currently provided by the Queensland Government.

Budget Strategy and Outlook 2020-21

4.6	Grants revenue

Grants revenue is comprised of Australian Government grants (including GST), grants from the community and industry, and other miscellaneous grants. The 5.3% increase in grants revenue in 2020-21 is driven by increases in Australian Government Grants and specific purpose payments.

Table 4.4	Grants revenue[1]

	2018-19 Outcome $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Current grants
GST revenue grants[2]	14,332	12,761	12,701	13,887	14,711	15,535
Total payments for specific purposes[3]	11,941	12,726	13,287	13,455	14,066	14,680
Other grants and contributions	317	313	310	269	285	321
Total current grants	26,591	25,800	26,298	27,611	29,062	30,537
Capital grants
Australian Government grants	1,668	1,805	2,742	3,053	3,009	2,898
Other grants and contributions	48	37	54	33	17	20
Total capital grants	1,716	1,841	2,796	3,086	3,025	2,918
Total Australian Government payments	27,941	27,292	28,730	30,395	31,786	33,113
Total grants revenue	28,307	27,641	29,094	30,697	32,087	33,454

Notes:

1.	Numbers may not add due to rounding.
2.	Includes entitlements to payments associated with the ‘no worse off’ guarantee as part of the Australian Government changes to the GST distribution.
3.

Queensland Treasury estimates. Differs from Chapter 7 due to the inclusion of direct Australian Government payments to Queensland agencies for Commonwealth own purpose expenditure and the exclusion of Australian Government capital grants, what are presented separately in this table.

4.6.1	Australian Government payments

Australian Government payments to Queensland in 2020-21 are expected to total $28.730 billion, representing an increase of $1.438 billion compared to payments received in 2019-20. This increase is driven by a $938 million increase in Australian Government Grants and a $561 million increase in total payments for specific purposes.

Chapter 7 provides detailed background on federal-state financial arrangements, including Queensland’s share of GST revenue and other Australian Government payments to Queensland.

Budget Strategy and Outlook 2020-21

4.6.2	Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals. Contributions exclude Australian Government grants and user charges. The main sources of contributions are those received from private enterprise and community groups to fund research projects and community services and contributed assets and goods and services received for a nominal amount.

Other grants and contributions, while only comprising a very small share of total grant revenues, are expected to decline by $3 million (0.9%) in 2020-21, compared to 2019-20. Other grants and contributions are expected to decline by 13.2% in 2021-22, followed by growth of 5.8% in 2022-23, and 12.9% in 2023-24.

4.7	Royalty revenue

The state earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum and gas, mineral sands and other minerals. Royalties ensure some of the proceeds of the extraction of non-renewable resources are returned to the community. Land rents are also earned from pastoral holdings, and mining and petroleum leases.

The COVID-19 pandemic has seen an unprecedented downgrade to the outlook for global economic growth in a short period of time. It has also resulted in reduced demand and substantially lower prices for key commodities, including coal and oil, to which LNG prices are linked. The impacts on expected royalties and land rents are detailed in Table 4.5.

Table 4.5	Royalties and land rents[1]

	2018-19 Outcome $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Coal	4,372	3,517	1,643	2,372	2,761	2,951
Petroleum[2]	454	466	308	467	635	702
Other royalties[3]	393	549	535	506	507	515
Land rents	159	154	146	172	174	176
Total royalties and land rents	5,378	4,686	2,631	3,517	4,077	4,345

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

While a large proportion of Queensland’s royalties and land rents come from coal mining, the majority of this revenue is attributable to the hard coking coal used in steel production.

Lower royalties collected from thermal coal mining reflects the smaller volume of this type of coal mined in Queensland, the lower values per tonne of thermal coal and the three-tiered coal royalty rate system, where lower value coal is charged a lower average royalty rate. Compared to coal,

Budget Strategy and Outlook 2020-21

petroleum royalties make up a relatively smaller share of total royalties, though petroleum royalties have grown strongly over the last few years due to growth in the LNG industry.

There is a high degree of uncertainty associated with estimates of commodity prices, which can have significant impacts on royalty revenue. Risks to coal export volumes also have the potential to impact royalty estimates, though changes to export volumes may in turn impact prices. Specific risk factors are considered in developing forecasts and include the level of exposure of mining operations to the risk of natural disasters and the timing of scheduled maintenance for the rail network and ports.

The Revenue and Expense Assumptions and Sensitivity Analysis (Appendix C) outlines key parameter assumptions, and the sensitivity of coal royalty estimates to individual changes in price, volume and exchange rate parameters.

4.7.1	Coal royalties

Coal royalties totalled $3.517 billion in 2019-20, 19.6% lower than in 2018-19 and 4.9% lower than forecast at the 2019-20 MYFER. Coal royalties are expected to fall a further 53.3% in 2020-21. This decline across the two years is driven by lower coal prices and volumes, reflecting weaker global economic growth, which was exacerbated significantly by the pandemic.

Some of the world’s largest steelmakers have scaled back operations due to a decline in steel demand, while restrictions in Japan and Korea are expected to reduce power demand. Ports data from Queensland’s major coal export ports indicates that Queensland’s coal exports were 13.5% lower over the financial year to October 2020.

On a year average basis, the premium hard coking coal price decreased by around 26% in 2019-20 to around $US152 per tonne and is expected to decline by a further 28% to $US109 per tonne on average in 2020-21. Hard coking coal prices are expected to partially recover to $US140 per tonne by mid-2023.

Chart 4.7 shows coking coal price forecasts compared to the 2019-20 MYFER outlook and average quarterly prices from the latest Consensus Economics forecasts. This shows that hard coking coal prices forecast at the 2019-20 MYFER (prior to the impacts of COVID-19 being known) are similar to the latest Consensus Economics forecasts. The downward revisions made to hard coking price forecasts since the 2019-20 MYFER reflects the impacts of COVID-19 and import restrictions have had on demand and therefore price.

Budget Strategy and Outlook 2020-21

Chart 4.7	Coking coal price forecasts by iteration

Sources: Consensus Economics and Queensland Treasury.

There remain significant downside risks in the short-term, including any further impacts from China’s reported import restrictions. Reflecting the reduced demand in the first quarter, the continued impacts of COVID-19 and the uncertainty surrounding Australian access to the Chinese market, coal prices are expected to weaken further in early 2021. However, as the global economy begins to recover and demand for coal rebounds, prices are expected to move back towards a longer-term price of around US$140/t. This remains lower than recent coking coal prices, as shown in Chart 4.8.

As a result, coal royalties are expected to rebound 44.3% in 2021-22, before growth moderates to 16.4% in 2022-23 and 6.9% in 2023-24.

Budget Strategy and Outlook 2020-21

Chart 4.8	Coking coal price

Sources: Consensus Economics and Queensland Treasury.

4.7.2	Petroleum royalties

Oil prices factor strongly into royalty forecasts, with most of the LNG produced in Queensland sold under long-term contracts linked to oil prices. In 2019-20 revenue from petroleum and gas royalties totalled $466 million, 2.7% higher than 2018-19 but 15.1% lower than forecast at the 2019-20 MYFER.

While LNG export volumes are expected to be largely unaffected by the COVID-19, the pandemic has reduced global oil prices. This will materially impact LNG values in 2020-21 and petroleum and gas royalties are expected to decline by 34.0% in that year.

With OPEC+ (Organization of the Petroleum Exporting Countries plus Russia and other non-OPEC countries) committed to cutting production in order to sustain prices, the oil price is expected to gradually recover to US$60/bbl by June 2023 in line with growth in demand for oil as economies continue to re-open.

On 8 June 2020, the Queensland Government announced a new volume-based model. This model will replace the previous regime based on well head values from 1 October 2020. Under the volume-based model, royalties are calculated based on the volume of gas produced with rates moving in line with movements in prices.

Reflecting a combination of price recovery, volume growth and the new royalty arrangements, petroleum and gas royalties are forecast to grow by 52.0% in 2021-22, before growth moderates to 35.8% in 2022-23, and 10.7% in 2023-24.

Budget Strategy and Outlook 2020-21

4.7.3	Other royalties

Other royalties include revenue from metals mined in Queensland such as copper, lead and zinc, and other minerals including bauxite.

Revenue from other royalties increased by 39.9% in 2019-20, compared to 2018-19, supported by:

•	increased metals volumes, with flooding in North Queensland having impacted volumes in 2018-19, and

•	the finalisation of a number of significant compliance activities resulting in increased collections from penalties and interests.

A decline of 2.6% is expected in 2020-21 as collections resulting from compliance activities are anticipated to return to normal levels. This is partially offset by reassessment activities undertaken in late 2020 which increased revenue across metal and mineral royalty lines.

A further decline of 5.4% is expected in 2021-22, reflecting the return from the higher revenue collections from the reassessment of metal and mineral royalties. This is forecast to be followed by growth of 0.3% in 2022-23 and 1.5% in 2023-24.

4.7.4	Land rents

Revenue from land rents derived from mining and petroleum leases and pastoral holdings are expected to decline by 5.2% in 2020-21 primarily driven by a write down in rents during COVID-19 due to the government’s relief.

Revenue from land rents are expected to rebound in 2021-22, and grow by 17.8%, driven by the expected recovery in the economy, as well as a tapering of drought relief rental deferrals due to moving into improved La Niña weather conditions. Revenue from land rents are expected to grow by around 1.3% in 2022-23 and 2023-24.

Budget Strategy and Outlook 2020-21

4.8	Sales of goods and services

Sales of goods and services revenue comprises the cost recovery from the Queensland Government providing goods or services. Table 4.6 provides a breakdown of the categories of goods and services captured in terms of these revenues.

The government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. The Concessions Statement (Appendix A) provides details of the concession arrangements provided by the Queensland Government.

Table 4.6	Sales of goods and services[1]

	2018-19 Outcome $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Fee for service activities	2,278	2,215	2,455	2,655	2,596	2,637
Public Transport: South East Queensland	360	289	221	346	376	414
Rent revenue	565	583	474	566	587	607
Sale of land inventory	33	34	76	79	111	107
Hospital fees	844	689	894	893	904	912
Transport and traffic fees	452	471	478	514	532	549
Other sales of goods and services	1,251	1,338	1,378	1,098	1,138	1,306
Total	5,783	5,618	5,975	6,152	6,243	6,532

Note:

1.	Numbers may not add due to rounding.

4.8.1	Fee for service activities

Major items of fee for service activities across the General Government Sector include:

•	recoverable works carried out by the Department of Transport and Main Roads and the commercialised arm of the department

•	fees charged by Technical and Further Education (TAFE) colleges

•	fees charged by CITEC to commercial clients for information brokerage services.

Budget Strategy and Outlook 2020-21

4.8.2	Other sales of goods and services

As shown above in Table 4.6, there are a variety of other types of sales of goods and services. These include revenue from public transport ticketing arrangements, rent or lease of government property, hospital fees, transport and traffic fees, title registration fees and other licences and permits.

4.9	Interest income

Interest income primarily comprises interest earned on investments, including those held to support superannuation and insurance liabilities.

Interest income is estimated to account for 3.3% of total General Government Sector revenue in 2020-21.

Interest income has been impacted by significant falls in interest rates and volatile market conditions over the past 12 months. Investment interest rates are expected to remain low in the short to medium term when compared with the long-term average. Reflecting this, interest income is expected to decline by 9.3% in 2020-21

Interest income is forecast to improve across the forward estimates, benefiting from increases in investments being made as part of the Queensland Future Fund – Debt Retirement Fund initiative (see Box 3.2 in section 3.3.5). As a result, interest income is expected to rebound in 2021-22, growing by 26.1%, followed by growth of around 2% in 2022-23 and 2023 24.

4.10	Dividend and income tax equivalent income

Dividend and income tax equivalent income accounts for 2.1% of total General Government Sector revenue in 2020-21.

Revenue from dividend and income tax equivalent income totalled $1.929 billion in 2019-20, $855 million lower than in 2018-19, and $258 million lower than expected at the 2019-20 MYFER. This is primarily due to decreases in the electricity generation sector, driven by a decline in wholesale electricity spot prices due to unfavourable economic conditions.

In 2020-21, dividend and income tax equivalent income is expected to decline by $749 million compared to 2019-20. This is primarily due to decreases in the electricity network sector, driven by Energy Queensland Limited’s new regulated revenue determinations for the period of 1 July 2020 to 30 June 2025.

Dividend and income tax equivalent income is forecast to be stable across 2021-22 and 2022-23. Dividend and income tax equivalent income is expected to grow by 10.6% in 2023-24, driven by expected higher wholesale prices following the anticipated closure of the Liddell Power Station in New South Wales.

Trends in dividends and income tax equivalent income are discussed in more detail in Chapter 8.

Budget Strategy and Outlook 2020-21

4.11	Other revenue

Other revenue, including royalty revenue, accounts for 6.7% of total General Government Sector revenue in 2020-21. Royalties and land rents themselves account for 4.7% of revenue in 2020-21 and are discussed in detail in section 4.8.

The major fines and infringements included in this category are primarily issued by the Queensland Police Service and include fixed and mobile camera offences, speeding and tolling offences.

Revenue from fines and forfeitures is expected to grow by 12.5% in 2020-21, following a decline of 11.3% in 2019-20. This rebound is partially due to full year operation of mobile cameras compared to 2019-20 when operations were shut down for a month. The lower base in 2019-20 also likely reflects less traffic on the roads in the last quarter due to COVID-19, delays in the introduction of new cameras and the infringement rate being less than anticipated.

Revenue from fines and forfeitures is expected to grow a further 30.8% in 2021-22, partly driven by the introduction of new cameras that detect use of mobile phones and if seat belts are being worn.

Revenue not elsewhere classified includes assets contributed to the state and payments received for works delivered on behalf of government-owned corporations.

Table 4.7	Other revenue[1]

	2018-19 Outcome $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Royalties and land rents	5,378	4,686	2,631	3,517	4,077	4,345
Fines and forfeitures	458	406	457	597	641	642
Revenue not elsewhere classified	762	823	700	618	624	628
Total other revenue	6,598	5,915	3,788	4,732	5,342	5,616

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

5	Expenses

Features

•

Having secured the ongoing safety of Queenslanders, the focus of the 2020-21 Budget switches to economic recovery. This budget targets initiatives, in line with the key focus areas of the government’s Economic Recovery Plan, that will help drive job creation, business-led growth and sustainable public investment, as well as supporting the next wave of innovation and ensuring Queenslanders have the skills for the future.

•

The government’s policy response to the coronavirus (COVID-19) pandemic, as well as election commitments to support economic recovery over the longer term, have increased General Government Sector expenses across 2019-20 to 2023-24. Since 2019-20 MYFER, General Government expenses have increased by close to $11 billion over 2019-20 to 2022-23.

•	The 2020-21 Budget incorporates the government’s $4.3 billion of election commitments, of which expense measures make up over $1.7 billion across the four years to 2023-24.

•

Expenses for 2020-21 are estimated to be $64.881 billion, an increase of $1.383 billion from 2019-20. The increase reflects the significant health response to the pandemic to keep Queenslanders safe and assistance provided to businesses and industry to stimulate economic recovery.

•	Total expenses are projected to grow at an average annual rate of 1.6% over the four years to 2023-24. From 2021-22, revenues grow at a faster rate than expenses.

•

General Government expenses are expected to increase $506 million in 2020-21 from the COVID-19 Fiscal and Economic Review (C19-FER) estimate of $64.375 billion largely due to election commitments and further COVID-19 health response measures.

•

The government’s Savings and Debt Plan will deliver savings of $3 billion over 2020-21 to 2023-24. In 2020-21, $352.2 million of the government’s savings target has been realised through a range of measures.

•	In 2020-21, the major areas of expenditure are health and education, which together constitute approximately 55.1% of General Government Sector expenses.

This chapter provides an overview of General Government Sector expenses for the forecast 2020-21 Budget year and projections for 2021-22 to 2023-24. The forward estimates are based on the economic projections outlined in Chapter 2.

Budget Strategy and Outlook 2020-21

5.1	2020-21 Budget and outyears

Table 5.1	General Government Sector expenses

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Employee expenses	25,660	26,470	26,848	27,864	28,962
Superannuation interest costs	354	246	189	184	200
Other superannuation expenses	3,183	3,231	3,238	3,352	3,431
Other operating expenses	17,087	16,956	16,525	16,665	17,252
Depreciation and amortisation	4,033	4,251	4,416	4,580	4,775
Other interest expenses	1,486	1,725	1,790	1,884	1,996
Grants expenses	11,695	12,003	11,801	11,345	11,098
Total Expenses	63,498	64,881	64,806	65,874	67,715

General Government expenses across 2019-20 to 2023-24 reflect the significant COVID-19 expense measures taken to support business, households and industry through the crisis as outlined in the government’s Economic Recovery Plan as well as election commitments to further economic recovery.

General Government Sector expenses of $64.881 billion in 2020-21 represent an increase of $1.383 billion (or 2.2%) over the 2019-20 outcomes. Key initiatives contributing to the growth in expenditure in 2020-21 include:

•

Queensland Health COVID-19 Response Plan with additional funding to expand community screening, contact tracing, quarantine accommodation, compliance activities associated with COVID-19 Public Health Directions, elective surgery and appointments to reduce backlog, building critical supply reserves of medicine, medical equipment and personal protective equipment, and boosting mental health community treatment and support services.

•	Business adaption grants to sustain small business operations and help build resilience in the post-COVID-19 economic recovery.

•

Further economic stimulus announced in election commitments to support jobs and economic growth, and to strengthen frontline services. Election commitments include targeted assistance to the Queensland tourism industry, further small business grants, support for local community sporting infrastructure, a Queensland manufacturing package, and strengthening fire services.

In 2020-21 expenses growth has been tempered by savings of $750 million under the government’s Savings and Debt Plan.

Budget Strategy and Outlook 2020-21

5.2	Expenses by operating statement category

As outlined in Chart 5.1, the largest expense categories in the General Government Sector in 2020-21 are employee and superannuation expenses (46.2%), followed by other operating expenses (26.1%) that reflect non-labour costs of providing goods and services to government and non-government recipients including transport service contract payments and repairs and maintenance.

Chart 5.1	Expenses by operating statement category, 2020-21

Chart 5.2 identifies the growth in expenses for each operating statement category between the 2019-20 outcomes and the 2020-21 Budget. The largest increase is in employee expenses, which primarily reflects workforce requirements to meet the ongoing demand for frontline hospital and health services and school enrolment growth.

Budget Strategy and Outlook 2020-21

Chart 5.2	Growth in expenses by operating statement category – 2019-20 outcomes to 2020-21 Budget

5.2.1	Employee expenses

Employee expenses include salaries and wages, annual leave and long service leave.

In 2020-21, employee expenses are expected to be $26.47 billion, $810 million or 3.2% higher than the 2019-20 outcomes. This reflects the increase in key frontline service areas of health and education due to demand for health services, and student population growth.

In addition, Queensland Health staff, teachers and police will receive additional leave for their efforts and response to the COVID-19 pandemic. Corrective Services employee expenses also increase in 2020-21 primarily because of two privately operated prisons returning to state run operations and expansion of the Capricornia Correction Centre.

The government has implemented a wage deferral of previously scheduled increases in General Government public sector wages during the 2020-21 financial year to partly offset the impact of its COVID-19 measures. Deferred wage increases will instead be applied six months after scheduled 2021-22 wage increases.

Budget Strategy and Outlook 2020-21

Full-time equivalents

The government is delivering on its commitment to revitalise frontline service delivery. This has contributed to Full Time Equivalents (FTE) increasing 33,133 (or 16.6%) from 2014-15 to 2019-20.

Between March 2015 and September 2020:

•	teachers increased by 5,200 (or 12.36%)

•	teacher aides increased by 1,628 (or 17.47%)

•	nurses increased by 7,853 (or 28.13%)

•	health practitioners increased by 1,796 (or 18.17%)

•	doctors increased by 2,409 or (30.38%)

•	ambulance officers increased by 832 (or 22.44%)

•	police officers increased by 745 (or 6.63%)

•	firefighters increased by 143 (or 5.95%)

As at September 2020, around 91.25% of public servants were engaged in frontline and frontline support roles.

FTEs are estimated to increase by around 6,168 in 2020-21. The overall average annual growth rate over 2019-20 to 2023-24, based on current estimates, is 1.83%. This compares to an estimated Queensland population growth of 1 1⁄4 % annually.

One of the recommendations from the Coaldrake review (discussed further in Box 5.1) was to nuance the representation of Fiscal Principle 6 to expand disclosure to show health and education growth separately from the rest of the sector.

In response, Chart 5.3 shows the breakdown of actual FTE growth from 2006-07 to 2019-20 and estimated FTEs from 2020-21 to 2023-24, with health and education shown separately from the rest of the sector. Estimated FTEs for health, education and rest of sector are compared to forecast population growth.

Chart 5.3 demonstrates the growth in health (including Queensland Ambulance Service (QAS) is expected to be higher than the population growth, though not as strong as in previous years. Commonwealth health funding is based on activity and demand principles, not population growth.

The growth embedded in health and education agreements with the Australian Government is one of the primary drivers of the growth in health and education expenditures and employee numbers, the effects which can be seen in Chart 5.3.

Growth in other agencies is slower, with many remaining relatively flat or declining due to changes in service delivery, for example due to the introduction of the NDIS, as well as the introduction of FTE Caps for 2020-21.

Budget Strategy and Outlook 2020-21

Chart 5.3	Education, Health and Rest of Sector departmental FTEs[1]

Note:

1.	2020-21 to 2022-23 are forecasts.

The government is also committed to ensuring that public service staff are located where they are needed in the community. Around 47% of FTEs are located outside Greater Brisbane, of which around 96% are engaged in frontline and frontline support roles. Regional Action Plans show increases in key service delivery occupations across the regions.

Budget Strategy and Outlook 2020-21

Box 5.1	Public Sector FTE Reporting

The Queensland Government is continuously examining ways to improve the Queensland public sector and its ability to meet the needs of Queenslanders. To ensure the Queensland public sector is the most responsive, consistent and reliable public service possible, the Queensland Government commissioned the Review into the Queensland Public Sector Workforce Reporting (Coaldrake Review).

The Coaldrake Review comprised of two stages and three reports and makes 13 recommendations for the government. The government has accepted or accepted in principle all the recommendations, which included:

•	adopting a single, authoritative and immediately retrievable workforce database

•	replacing the quarterly Workforce Profile Reports with half-yearly reports covering sector wide analysis of trends and other matters as required by government from time to time

•	adopting a consistent approach to the reporting and monitoring of the indirect workforce (e.g. contractors and consultants) which supports the Queensland public sector.

In response to these recommendations, the Public Service Commission (PSC) changed its FTE methodology from 1 July 2019 to reduce the inconsistencies in data collections. The FTE collection is now based on “actual placement positions” with the public sector workforce calculated based on where employees are paid, not where their substantive appointment was. In addition, the PSC has changed and enhanced the Workforce Profile Report to provide strategic workforce information on a half-yearly basis.

The Indirect Workforce Policy: Collection, Monitoring and Reporting was approved by the PSC Board in September 2020 introducing additional agency quarterly reporting requirements for indirect workforce expenditure. This information will facilitate improved reporting and monitoring of the indirect workforce.

Table 5.2 shows the funded FTE positions by department and includes statutory bodies, commercial business units and other government entities. The staffing tables in the Service Delivery Statements (SDS) show FTEs for the departmental component only. The notes to Table 5.2 identify where differences arise between Table 5.2 and the SDS staffing tables.

The 12 November 2020 machinery of government changes resulted in changes to many Departments. Two separate tables are presented below for the 2019-20 Actuals and the 2020-21 Budget.

Budget Strategy and Outlook 2020-21

Table 5.2	Funded Controlled FTE positions by Department

Pre-machinery of government changes	2019-20 Actuals
Aboriginal and Torres Strait Islander Partnerships	293
Agriculture and Fisheries	2,124
Child Safety, Youth and Women	3,384
Communities, Disability Services and Seniors	1,767
Education	73,971
Electoral Commission of Queensland	76
Employment, Small Business and Training[1]	4,501
Environment and Science[2]	2,992
Housing and Public Works	5,356
Justice and the Attorney General	3,455
Local Government, Racing and Multicultural Affairs	174
Natural Resources, Mines and Energy	2,469
Office of the Inspector-General Emergency Management	22
Premier and Cabinet	457
Public Safety Business Agency	1,098
Public Service Commission	60
Queensland Audit Office	190
Queensland Corrective Services	5,499
Queensland Fire and Emergency Services	3,358
Queensland Health[3]	94,117
Queensland Police Service	15,580
Queensland Treasury	1,187
Regional Development and Manufacturing[4]	1
State Development, Tourism and Innovation	861
The Public Trustee of Queensland	600
Transport and Main Roads[5]	7,333
Youth Justice	1,511
Total	232,436

Notes:

1.	The Employment, Small Business and Training figure includes FTEs for the Department of Employment, Small Business and Training of 577 and TAFE 3,924.
2.	The Environment and Science figure includes FTEs for the Department of Environment and Science of 2,922 and Corporate Administration Agency of 70.
3.	The Health figure includes FTEs for Health (including HHSs) of 89,227 and Queensland Ambulance Service 4,890.
4.	The Department of Regional Development and Manufacturing also had 38 FTEs seconded in from the former Department of State Development, Tourism and Innovation.
5.	The Transport and Main Roads figure includes FTEs for the Department of Transport and Main Roads of 6,054 and RoadTek of 1,279.

Budget Strategy and Outlook 2020-21

Post-machinery of government changes	2020-21 Budget[1]
Agriculture and Fisheries	2,115
Children, Youth Justice and Multicultural Affairs	5,105
Communities, Housing and Digital Economy[2]	3,958
Education	75,334
Electoral Commission of Queensland	76
Employment, Small Business and Training[3]	4,542
Energy and Public Works[4]	1,704
Environment and Science	2,867
Justice and the Attorney General	3,660
Office of the Inspector-General Emergency Management	22
Premier and Cabinet	457
Public Safety Business Agency	1,134
Public Service Commission	63
Queensland Audit Office	191
Queensland Corrective Services	6,245
Queensland Fire and Emergency Services	3,516
Queensland Health 5, [6]	96,939
Queensland Police Service	15,841
Queensland Treasury	1,111
Regional Development, Manufacturing and Water	423
Resources	1,668
Seniors, Disability Services, and Aboriginal and Torres Strait Islander Partnerships	2,030
State Development, Infrastructure, Local Government and Planning	1,034
The Public Trustee of Queensland	637
Tourism, Innovation and Sport	420
Transport and Main Roads[7]	7,512
Total	238,604

Notes:

1.	The 2020-21 Budget reflects machinery of government changes.
2.

The Communities, Housing and Digital Economy figure of 3,958 includes FTEs for the Department of Communities, Housing and Digital Economy of 2,760, CITEC of 300, Queensland Shared Services of 824 and Corporate Administration Agency of 74.

3.	The Employment, Small Business and Training figure includes FTEs for the Department of Employment, Small Business and Training of 588 and TAFE 3,954.
4.	The Energy and Public Works figure of 1,704 includes FTEs for the Department of Energy and Public Works of 387, QFleet 39 and QBuild of 1,278.

Budget Strategy and Outlook 2020-21

5.

Following a change in policy from 1 June 2020, all non-contractual staff are now accounted for under the Department of Health rather than the HHSs. Most of the forecast increase will occur within the Hospital and Health Services which make up of approximately 86% of Queensland Health’s total FTEs, to support the delivery of health care services and achieve performance targets in relation to patient care. Growth will also occur in the Queensland Ambulance Service and Pathology Queensland due to increased demand and services relating directly to patient care. The Department of Health will also increase its workforce through additional temporary FTEs required to establish the Queensland Government Critical Supply Reserve. It is noted all COVID-19 specific temporary FTEs are excluded from the calculation of the FTE cap and will continue to be reported separately as a variance.

6.

The Queensland Health figures include FTEs for Health (including HHSs) of 92,091 and Queensland Ambulance Service of 4,848.The Energy and Public Works figure of 1,704 includes FTEs for the Department of Energy and Public Works of 387, QFleet 39 and QBuild of 1,278.

7.	The Transport and Main Roads figures include FTEs for the Department of Transport and Main Roads of 6,233 and RoadTek of 1,279.

5.2.2	Superannuation expenses

The superannuation interest cost represents the imputed interest on the government’s accruing defined benefit superannuation liabilities.

In determining the state’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax. Interest costs are calculated on a net liability approach by applying the discount rate to both the gross liability and superannuation plan assets.

Superannuation interest costs are dependent on the applicable discount rates at the beginning of the year. Rates declined in 2019-20 comparative to 2018-19 and are expected to remain subdued across the forward estimates, resulting in lower superannuation interest costs in 2020-21 and across the remaining forward estimates. The defined benefit scheme, which is closed to new members and subject to interest rate fluctuations, will decline over time as members leave.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the state’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

5.2.3	Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, including services to government and non-government organisations, repairs and maintenance, consultancies, contractors, electricity, communications and marketing.

In 2020-21, other operating expenses are expected to be $16.956 billion, a decrease of $132 million, or 0.8%, lower compared to the 2019-20 outcomes.

Initiatives under the Queensland Health COVID-19 Response Plan and the Cross River Rail project increase other operating expenses significantly in 2020-21 comparative to the 2019-20 Outcome. However, this growth in expenditure is more than offset by the largely one-off provisioning in 2019-20 for historical serious physical child abuse following the removal of the limitation period for civil claims and an increase in expected historical child sexual abuse.

Budget Strategy and Outlook 2020-21

In 2020-21, the moderate decline in other operating expenses also reflects nearly $400 million in utility assistance to households as part of the government’s immediate stimulus package in 2019-20 and Department’s allocated savings targets under the government’s Savings and Debt Plan in 2020-21.

5.2.4	Depreciation and amortisation

Depreciation and amortisation expenses is an estimate of the progressive consumption of the state’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the increasing investment in state infrastructure.

Depreciation expenses have increased in all years of the forward estimates as the General Government capital program rolls out

5.2.5	Other interest expenses

Other interest expenses include interest paid on borrowings, finance leases and similar arrangements to acquire capital assets and infrastructure such as roads and government buildings.

Other interest expenses are estimated to increase $238 million in 2020-21 to $1.725 billion compared to $1.486 billion in 2019-20.

Interest costs have risen due to the COVID-19 support and recovery measures and lower cash inflows for GST, royalties and taxes increasing General Government borrowings.

However, interest expenses across the forward estimates remain below the recent peak of $2.328 billion in 2014-15.

5.2.6	Grants expenses

Current grants include grants and subsidies to the community (such as non-state schools, hospitals, benevolent institutions and local governments) and personal benefit payments. Community Service Obligations (CSOs) are provided where Public Non-financial Corporations (PNFCs) are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer to Chapter 8).

Capital grants represent transfers to the PNFC Sector, local governments, not-for-profit institutions and other non-government entities, such as business and households (including the Queensland First Home Owners’ Grant and non-state schools) for capital purposes.

Table 5.3 provides a breakdown of grants by category and recipient type.

Budget Strategy and Outlook 2020-21

Table 5.3	Grant expenses[1]

	2019-20 Outcome $ million	2020-21 Budget $ million
Current
Grants to local government	696	605
Grants to private and not-for-profit organisations
State funding for non-state schools	712	757
Australian Government funding for non-state schools	3,152	3,068
Other	2,299	2,172
Grants to other sectors of government
Community service obligations to PNFCs	508	475
Other payments to PNFCs	51	43
Other (includes payments to NDIA)	1,579	2,013
Other	968	632
Total current grants	9,964	9,764
Capital
Grants to local government	1,070	1,330
State funding for non-state schools	100	101
Grants to private and not-for-profit organisations	430	657
Payments to PNFCs	33	20
Queensland First Home Owners’ Grants	96	129
Other	2	2
Total capital grants	1,731	2,238
Total current and capital grants	11,695	12,003

Note:

1.	Numbers may not add due to rounding

In response to the COVID-19 pandemic the government has provided significant stimulus and economic recovery packages to households, business and industry increasing grants expenses considerably in 2019-20 and 2020-21.

In 2019-20, grants expenses totalled $11.695 billion. Immediate stimulus was provided to businesses through payroll tax and land tax rebates as part of tax relief measures and electricity rebates for small businesses.

In 2020-21, total grant expenses are estimated to be $12.003 billion, $308 million higher than 2019-20.
COVID-19 pandemic recovery measures increasing grants expenses in 2020-21 include:

•	The COVID Works for Queensland program to support jobs and provide economic stimulus to local economies.

•	Small business grants to sustain and build businesses in Queensland.

Budget Strategy and Outlook 2020-21

•

Support for workers and jobseekers, including the JobTrainer Fund, Hydrogen Apprenticeship Centre, Renewable Energy Training Facility in South East Queensland and extension of the Back to Work program.

•	Financial assistance to the tourism sector including funding to grow tourism infrastructure, Queensland tourism icon projects, backing regional tourism and support for the aviation industry.

•	Grants for local community sporting infrastructure.

Grants are also higher in 2020-21 due to the introduction of the Resource Community Infrastructure Fund, disaster-related grants to local councils and primary producers and payments to local councils for the Queensland waste levy.

As mentioned above, rebates of land tax, payroll tax and electricity costs made to businesses in 2019-20 partially offset the increase in COVID-19 recovery measures in 2020-21. Furthermore, the Australian Government again made advance payment of the 2020-21 Financial Assistance Grants to local councils in 2019-20.

5.3	Operating expenses by purpose

Chart 5.4 indicates the proportion of expenditure by major purpose classification for the 2020-21 Budget. Health accounts for the largest share of expenses (31.1%) followed by Education (24%).

The COVID-19 pandemic has resulted in a significant increase in health expenditure in 2020-21, increasing the function’s relative percentage of total General Government expenses comparative to most other expenditure classification by purpose.

Chart 5.4	General Government Sector expenses by purpose, 2020-21

Budget Strategy and Outlook 2020-21

5.4	Departmental expenses

Data presented in Tables 5.4 and 5.5 provide a summary drawn from financial statements contained in the Service Delivery Statements (SDS). Further information can also be obtained from departmental SDS.

Table 5.4	Departmental controlled expenses[1]

	2019-20 Outcome $000	2020-21 Budget $ 000
Aboriginal and Torres Strait Islander Partnerships[2]	64,123	21,089
Agriculture and Fisheries	600,460	556,493
Children, Youth Justice and Multicultural Affairs[3]	N/A	1,735,041
Communities, Housing and Digital Economy[3]	N/A	2,177,045
Education	10,050,111	10,292,349
Electoral Commission of Queensland	65,374	96,095
Employment, Small Business and Training	1,107,513	1,463,902
Energy and Public Works[3]	N/A	531,128
Environment and Science	831,602	897,835
Health Consolidated[4]	19,455,763	20,199,251
Inspector General Emergency Management	4,608	4,722
Justice and Attorney-General	641,011	758,175
Legislative Assembly	103,397	104,371
Office of the Governor	7,263	7,440
Office of the Ombudsman	9,154	9,467
Premier and Cabinet	106,750	117,514
Public Safety Business Agency	413,060	322,598
Public Service Commission	14,392	14,321
Queensland Audit Office	43,750	44,957
Queensland Corrective Services	1,013,641	1,058,207
Queensland Fire and Emergency Services	818,120	800,737
Queensland Police Service	2,483,420	2,507,205
Queensland Treasury	270,246	467,862
Regional Development, Manufacturing and Water[3]	N/A	123,852
Resources	N/A	403,399
Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships[3]	N/A	375,549
State Development, Infrastructure, Local Government and Planning[3]	N/A	582,699
The Public Trustee of Queensland	95,209	92,335
Tourism, Innovation and Sport[3]	N/A	494,626
Transport and Main Roads	6,323,132	6,702,237
Youth Justice[2]	260,954	96,277

Budget Strategy and Outlook 2020-21

Notes:

1.

Total expenses by department do not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition, transactions eliminated between entities within the General Government Sector are excluded in the preparation of whole-of-government UPF financial statements.

2.	Department was abolished on the 12 November 2020 as part of machinery of government changes.
3.

As a result of machinery of government changes there is no corresponding agency representative to show 2019-20 Outcomes and as such this column is shown as N/A. 2019-20 Annual Reports for all state departments have been published.

4.	This represents Health Consolidated in the Service Delivery Statement, which consolidates Queensland Health controlled, the Hospital and Health Services, and Queensland Ambulance Service.

Budget Strategy and Outlook 2020-21

Table 5.5	Departmental administered expenses[1]

	2019-20 Outcome $ 000	2020-21 Budget $ 000
Aboriginal and Torres Strait Islander Partnerships[2]	10,341	2,274
Agriculture and Fisheries	108,324	235,144
Children, Youth Justice and Multicultural Affairs[3]	N/A	4,827
Communities, Housing and Digital Economy[3]	N/A	137,850
Education	4,069,243	4,113,649
Electoral Commission of Queensland	188
Energy and Public Works[3]	N/A	264,517
Environment and Science	154,769	75,822
Health Consolidated[4]	34,474	69,300
Justice and Attorney-General	414,713	495,518
Premier and Cabinet	116,967	157,066
Queensland Police Service	739	725
Queensland Treasury	6,536,127	6,998,419
Regional Development, Manufacturing and Water[3]	N/A	26,481
Resources[3]	N/A	264,524
Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships[3]	N/A	2,444,258
State Development, Infrastructure, Local Government and Planning[3]	N/A	725,547
The Public Trustee of Queensland	972	680
Tourism, Innovation and Sport[3]	N/A	128,766
Transport and Main Roads	579	71,899

Notes:

1.

Total expenses by department do not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition, transactions eliminated between entities within the General Government Sector are excluded in the preparation of whole-of-government UPF financial statements.

2.	Department was abolished on the 12 November 2020 as part of machinery of government changes.
3.

As a result of machinery of government changes there is no corresponding agency representative to show 2019-20 and as such this column is shown as N/A. 2019-20 Annual Reports for all state departments have been published.

4.	This represents Health Consolidated in the Service Delivery Statement, which consolidates Queensland Health controlled, the Hospital and Health Services, and Queensland Ambulance Service.

Budget Strategy and Outlook 2020-21

6	Balance sheet and cash flows

Features

•

Total borrowing at 30 June 2020 for the General Government Sector and Non-financial Public Sector (NFPS) was $44.267 billion and $84.96 billion respectively, in line with the projections in the 2020-21 COVID-19 Fiscal and Economic Review (C19-FER).

•

In 2020-21, total borrowing for the General Government Sector is forecast to be $61.263 billion, comprising $53.501 billion in borrowing with QTC and $7.762 billion in leases and other similar arrangements and securities and derivatives. NFPS total borrowing for 2020-21 is projected to be $102.22 billion, with $93.467 billion of borrowing with QTC, $8.033 billion of leases and other similar arrangements and $720 million of securities and derivatives.

•	As the government implements the Economic Recovery Plan in response to the coronavirus (COVID-19) pandemic, borrowing will continue to increase across the forward estimates.

•	In the C19-FER, the government committed to maintaining a $51.8 billion infrastructure investment program. The total capital program for this 2020-21 Budget is $56.031 billion.

•

The Non-financial Public Sector capital program for the period 2020-21 to 2023-24 comprises $45.373 billion of purchases of non-financial assets (PNFA) and $6.98 billion of capital grant expenses as well as acquisitions of non-financial assets under finance leases and similar arrangements of $3.678 billion.

•

As the state recovers from the pandemic, positive NFPS operating cash flows of $11.618 billion projected from 2021-22 to 2023-24 will contribute to the deployment of the record capital program by partially funding $34.342 billion of PNFA over the same period.

•

Non-financial assets and other liabilities will increase significantly from 2019-20 to 2020-21 due to the first-time adoption of the new accounting standard AASB 1059 Service Concession Arrangements. This adjustment does not have any economic impact on the state’s finances.

Budget Strategy and Outlook 2020-21

6.1	Context

The balance sheet shows the projected assets, liabilities and net worth of the General Government Sector as at 30 June each financial year. The government’s ability to respond to the financial and economic pressures brought about by the COVID-19 pandemic reinforces the importance of a strong and flexible balance sheet, with the capacity to deal with such crises and to provide a strong foundation for economic recovery and future economic growth.

The cash flow statement shows the expected cash flows of the General Government Sector during each financial year of the forward estimates. The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms, and the inclusion of non-cash expenses and revenues.

The largest differences between accrual accounting and cash flows are in relation to depreciation and defined benefit superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

Budget Strategy and Outlook 2020-21

6.2	Balance sheet

Table 6.1 provides a summary of the key balance sheet aggregates for the General Government Sector.

Table 6.1	General Government Sector: summary of budgeted balance sheet[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Financial assets	58,278	63,745	64,446	66,700	68,558
Non-financial assets	230,207	242,503	248,653	254,271	259,174
Total assets	288,485	306,247	313,099	320,971	327,732
Borrowings with QTC	37,570	53,501	64,525	73,924	80,653
Leases and similar arrangements	6,499	7,565	7,408	7,484	7,768
Securities and derivatives	198	198	198	198	198
Total borrowing	44,267	61,263	72,130	81,605	88,619
Advances	1,845	1,506	1,333	1,196	1,324
Superannuation liability	27,808	27,475	26,784	25,583	22,859
Other provisions and liabilities	20,834	24,464	23,699	23,600	23,240
Total liabilities	94,754	114,708	123,947	131,985	136,042
Net worth	193,731	191,539	189,152	188,987	191,689
Net financial worth	(36,476)	(50,963)	(59,500)	(65,285)	(67,484)
Net financial liabilities	58,036	72,815	82,389	89,072	92,231
Net debt	14,046	25,499	35,511	44,228	50,782

Note:

1.	Numbers may not add due to rounding

6.2.1	Financial assets

The General Government Sector holds the equity of the state’s public enterprises, principally the shareholding in government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies.

The estimated investment in public enterprises is included in the General Government Sector’s financial assets. Other material financial assets include investments, loans and placements which incorporate investments held to meet future liabilities including superannuation and insurance, as well as investments relating to the Queensland Future Fund (QFF) established in August 2020 as part of the government’s Savings and Debt Plan.

Budget Strategy and Outlook 2020-21

Total financial assets of $58.278 billion were held on the balance sheet at 30 June 2020 in line with expectations published in the C19-FER. Financial assets are expected to increase to $63.745 billion by 30 June 2021, an increase of $5.467 billion, mainly due to the seed funding for the QFF’s first sub-fund, the Debt Retirement Fund (DRF), which will be offset against the state’s debt for credit rating agency metrics. Financial assets will continue to grow over the forward estimates and are projected to be $68.558 billion by 30 June 2024.

Chart 6.1 shows forecast General Government Sector financial assets by category at 30 June 2021.

Chart 6.1	Forecast General Government Sector financial assets by category, at 30 June 2021

6.2.2	Non-financial assets

General Government Sector non-financial assets were $230.207 billion at 30 June 2020, in line with expectations published in the C19-FER.

Non-financial assets will increase by $12.296 billion during 2020-21 to be $242.503 billion at 30 June 2021. Part of this increase is attributed to the first-time adoption of AASB 1059 Service Concession Arrangements.

Service concession arrangements (SCAs) are agreements where an operator (private sector) is contracted to provide or operate an asset on behalf of the grantor (public sector) of the arrangement. The grantor will typically have a social or community obligation to provide the services delivered to the community. AASB 1059 requires the grantor to recognise SCAs over their economic life and to recognise a matching liability (refer to section 6.2.3 Liabilities below).

Budget Strategy and Outlook 2020-21

Total non-financial assets of $6.5 billion were recognised in 2020-21 on the initial adoption of AASB 1059.

Total non-financial assets at 30 June 2021 consist primarily of land and other fixed assets of $235.537 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $6.965 billion held by the state include prepayments and deferred income tax assets relating to GOCs.

General Government Sector capital expenditure for 2020-21 is forecast to be $9.81 billion, which comprises $7.572 billion of PNFA and $2.238 billion of capital grant expenses. In addition, acquisitions of non-financial assets under finance leases and similar arrangements are forecast to be $1.571 billion, bringing the total General Government Sector capital program for 2020-21 to $11.381 billion.

This is $814 million higher than the 2019-20 MYFER, predominantly due to higher capital grant expenses to local government and industry including over $324 million for COVID-19 response and economic recovery, $142 million for disaster recovery and resilience, and $66 million for grants in relation to the Resource Community Infrastructure Fund.

Over the four years to 2023-24, General Government Sector capital expenditure is forecast to be $38.619 billion, which comprises $31.549 billion of PNFA and $7.07 billion of capital grant expenses. Acquisitions of non-financial assets under finance leases and similar arrangements are forecast to be $3.647 billion, bringing the total General Government Sector capital program over the period to $42.266 billion.

The finance leases and similar arrangements are mainly in relation to Public Private Partnerships, totalling more than $4.9 billion over the period 2019-20 to 2023-24, including for: the Tunnel, Stations and Development components of Cross River Rail (including returned works); the Surgical, Treatment and Rehabilitation Service (STARS) facility at Herston; and New Generation Rollingstock.

Generally, at the commencement of finance leases, the non-financial assets and the borrowings of the state increase by an equal amount to reflect the acquisition of the asset from the proponent so there are no cash impacts on the commencement of the lease.

As part of Queensland’s Economic Recovery Plan, the government had committed to maintaining the state infrastructure program at $51.8 billion over the four years to 2022-23.

The current estimate of the capital program over the four years to 2023-24 is now over $56 billion, the largest 4-year capital spend in over a decade. Purchases of non-financial assets by the NFPS over this period are forecast to be $45.373 billion. With capital grant expenses of $6.98 billion, this brings total capital expenditure to $52.353 billion. In addition to this, acquisitions of non-financial assets under finance leases and similar arrangements of $3.678 billion bring the total capital program over the period to $56.031 billion.

As part of the Economic Recovery Plan, capital projects have been fast tracked to immediately support construction jobs and invest in infrastructure that supports Queensland’s recovery, resilience and future economic growth.

Budget Strategy and Outlook 2020-21

6.2.3	Liabilities

General Government Sector

Total General Government Sector liabilities were $94.754 billion at 30 June 2020, an increase of $2.113 billion since the C19-FER, predominantly due to year end actuarial adjustments to superannuation and other employee benefit liability estimates.

Total liabilities are expected to increase by $19.954 billion by 30 June 2021 to be $114.708 billion. General Government Sector borrowing with QTC will increase by $15.931 billion in 2020-21 and steadily grow as the government continues to support Queensland’s economic recovery and growth post COVID-19. By 2023-24, total borrowings, including borrowing with QTC, leases and other similar arrangements and securities and derivatives, are expected to reach $88.619 billion. In addition, as discussed above under section 6.2.2, the first-time adoption of AASB 1059 Service Concession Arrangements accounts for most of the increase in the other provisions and liabilities.

Predominantly due to the impact of the COVID-19 pandemic and election commitments, by 2022-23 General Government Sector borrowing with QTC is expected to be $30.813 billion higher than expected at 2019-20 MYFER.

Revenue write downs in excess of $12 billion and the government’s pandemic response, economic recovery measures and election commitments totalling more than $9 billion are the major contributors to this increase. Increases in borrowing since MYFER also arise from non-COVID-19-related decisions, the reinstatement of defined benefit superannuation contributions from 2020-21, and the planned repatriation of $2 billion in surplus defined benefit superannuation investments no longer being allocated to repay debt. Instead, $1 billion of the defined benefit fund surplus has been redirected to the QFF. The Defined Benefit Fund remains in surplus over the forward estimates and all benefits remain guaranteed by legislation.

The defined benefit superannuation liability is projected to be $27.475 billion at 30 June 2021, a $333 million decrease on the 2019-20 outcome. The state’s defined benefit fund has been closed to new entrants since 2008. Given the age profile of the employees still in that fund, retirements are also increasing. Accordingly, the state’s superannuation liability continues to decline over the forward estimates, although at a slower pace than expected at the time of the 2019-20 MYFER mainly because of more subdued bond rate recovery over the forward estimates.

The composition of the General Government Sector’s forecast liabilities at 30 June 2021 is illustrated in Chart 6.2.

Budget Strategy and Outlook 2020-21

Chart 6.2	Forecast General Government Sector liabilities by category, at 30 June 2021

Non-financial Public Sector borrowing

The NFPS is a consolidation of the General Government and the PNFC sectors, with transactions between these sectors eliminated.

PNFC debt is primarily held by government-owned corporations and is supported by income-generating assets including key pieces of economic infrastructure.

NFPS borrowing with QTC of $93.467 billion is expected for 2020-21, in line with expectations at the C19-FER, and reflecting the increase in borrowings in the General Government Sector.

By 30 June 2024, NFPS borrowing with QTC is expected to reach $121.039 billion. With leases and other similar arrangements of $8.135 billion and securities and derivatives of $549 million, total NFPS borrowing is expected to be $129.723 billion by 30 June 2024.

6.2.4	Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes other significant liabilities, rather than just borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements).

Budget Strategy and Outlook 2020-21

The net financial liabilities of the General Government Sector at 30 June 2020 were $58.036 billion and are estimated to increase to $72.815 billion by 30 June 2021. The increase is commensurate with the increase in borrowing with QTC and the increase in other liabilities, because of the first-time adoption of AASB 1059 discussed above, offset by increases to Investments, loans and placements, predominantly because of the seed funding for the DRF.

Net financial liabilities increase across the forward estimates as borrowings are secured to fund the state’s economic recovery following the impact of the COVID-19 pandemic.

6.2.5	Net worth

The net worth, or equity, of the state is the amount by which the state’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector entities.

Changes in the state’s net worth occur for several reasons including:

•	operating surpluses (deficits) that increase (decrease) the government’s equity

•	revaluation of assets and liabilities as required by accounting standards

•	movements in the net worth of the state’s investments in the PNFC and Public Financial Corporations sectors

•	gains or losses on disposal of assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

6.2.6	New accounting standards

As referred to above, AASB 1059 Service Concession Arrangements applies to public sectors in Australia from 1 July 2020 and has significantly impacted on the state’s balance sheet, increasing assets and liabilities.

The State, as a grantor, has recognised an asset and matching liability included in other liabilities. The adoption of this new standard has been included in the 2020-21 Budget in relation to transactions the State has previously entered into, such as the granting of concessions on the Gateway and Logan Motorways, Airport Link Tunnel and Port Drive, where the State has recognised an infrastructure asset (included in land and other fixed assets on the balance sheet) and unearned revenue (included in other liabilities on the balance sheet).

Other transactions such as Gold Coast Light Rail and Toowoomba Second Range Crossing are already on the state’s balance sheet.

Budget Strategy and Outlook 2020-21

6.3	Cash flows

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flows from operating activities plus the net cash flows from investments in non-financial assets (or physical capital).

The General Government Sector cash deficit for 2019-20 of $6.241 billion was $3.172 billion higher than forecast at the time of the 2019-20 MYFER, largely due to the government’s COVID-19 response.

After net investments in non-financial assets of $7.316 billion, a cash deficit of $13.898 billion is forecast for 2020-21 in line with expectations at C19-FER. As revenues improve with the projected economic recovery, net cash flows from operating activities increase over the forward estimates, contributing to the government’s investment in non-financial assets and alleviating the need to borrow 100% for these investments.

Net cash flows from investments in financial assets for policy purposes include net cash flows from disposal or return of equity, net equity injections into GOCs and concessional loans and advances. Cash flows from the injection of equity to the PNFC Sector and Public Financial Corporations Sector are the primary driver of net outflows of $742 million over the period from 2020-21 to 2023-24.

Net cash flows from investments in financial assets for liquidity purposes represent net investment in financial assets to cover liabilities such as superannuation, other employee entitlements and insurance, as well as drawdowns from the redraw facility, which was fully drawn down in 2019-20.

Total General Government Sector PNFA of $7.572 billion are budgeted for 2020-21 and, over the period from 2020-21 to 2023-24, PNFA are expected to total $31.548 billion in the General Government Sector as Queensland implements the Economic Recovery Plan to support jobs and invest in infrastructure that supports the state’s recovery and future economic growth.

Budget Strategy and Outlook 2020-21

7	Intergovernmental financial relations

Features

•

Australian Government payments comprise approximately 49.7% of all of Queensland’s General Government revenue. Of these payments, Queensland’s share of GST is especially important to funding services to Queenslanders. But it is a volatile revenue source. For example, Queensland received $15.032 billion in 2017-18, which is expected to fall to $12.701 billion in 2020-21.

•

The Australian Government’s broad revenue base, whereby they collect some 70% of all government revenue in the nation, means they are relatively well positioned to undertake and fund economic stimulus measures.

•	The Australian Government estimates it will provide the Queensland Government with $27.969 billion in 2020-21 ($1.557 billion more than in 2019-20), comprising:

•	$15.268[4] billion in payments for specific purposes ($1.617 billion more than 2019-20)

•	$12.701 billion in payments for general purposes ($60 million less than 2019-20).

•	Payments for specific purposes in 2020-21 comprise:

•	$5.469 billion for National Health Reform funding

•	$5.102 billion for Quality Schools funding[5]

•	$4.055 billion for National Partnership payments (Infrastructure Investment Program, Disaster Recovery Funding Arrangements and COVID-19 response payments)

•	$328 million for National Housing and Homelessness funding

•	$315 million for National Specific Purpose Payments (National Skills and Workforce Development).

•	Several Commonwealth payments require matched funding or significant State Government contributions, which reduces budget flexibility for all states[6].

•	Payments to Queensland for specific purposes will be higher in 2020-21 primarily due to:

•	Coronavirus (COVID-19) management and economic response initiatives (COVID-19 public health response, legal assistance and infection control training)

•	Additional funding for priority road projects

•	Back payment of DisabilityCare Australia Fund

•	Additional funding for Remote Indigenous Housing

•	New funding for skills and workforce training (JobTrainer Fund)

[4]	Total payments for specific purposes may not add due to rounding.
[5]	Quality Schools funding includes payments for government schools (exclusive of GST) and non-government schools (inclusive of GST).
[6]

Australian Government payments for specific purposes may not fully fund all underlying programs. Some require States to provide matched contributions (e.g. Improving Great Artesian Basin Drought Resilience) or other, significant financial or in-kind contributions (e.g. Disaster Risk Reduction).

Budget Strategy and Outlook 2020-21

•

Queensland matches the Australian Government’s contributions for some COVID-19 initiatives, including the COVID-19 public health response, JobTrainer Fund and the National Infection Control Training Fund.

•	Payments for general purposes only include GST revenue. In 2020-21, Queensland expects to receive $12.701 billion of GST revenue, $60 million (0.5%) less than in 2019-20.

•

Queensland currently has 11 non-infrastructure funding agreements due to expire in 2020-21. The Australian Government has not provided any early indication of extending these agreements beyond 2020-21, except for Essential Vaccines. Longer term funding commitments are preferable, as they allow for more effective planning and service delivery.

•

The Queensland Government provides considerable assistance to local governments, recognising the important services they provide to the community. A number of grant programs are specific to Indigenous councils, recognising the higher cost of providing services in remote locations.

•

The government has increased funding for the Works for Queensland program, from $600 million to $800 million over eight years. In addition, to assist councils respond to the effects of COVID-19, the government introduced a COVID Works for Queensland program of $200 million for all councils in Queensland, plus $100 million for a similar program to Southeast Queensland councils, which are not eligible for Works for Queensland funding.

7.1	Federal financial arrangements

National governance

In May 2020, the Australian Government and state and territory governments agreed to new national governance arrangements, including reforming the Council of Australian Governments as a new National Federation Reform Council (NFRC).

First Ministers will continue meeting as a National Cabinet and Treasurers will continue to meet as the Council on Federal Financial Relations (CFFR). Under the new arrangements, CFFR is confirmed as having responsibility for federal financial relations and has an expanded role in overseeing all funding agreements (see Box 7.1 Federation funding agreements).

Vertical fiscal imbalance

Federal financial relations in Australia are characterised by different levels of government sharing responsibility for raising revenue and delivering services to communities.

The Australian Government raises more revenue than is required to meet its service delivery responsibilities. Conversely, state and territory governments’ (states)7 ability to raise revenue is less than required to meet their service delivery and infrastructure responsibilities. This is called vertical fiscal imbalance (VFI) and requires the sharing of revenue between the Australian Government and states.

[7]	States refers to states and territories unless otherwise specified.

Budget Strategy and Outlook 2020-21

In 2018-19, the Australian Government collected the majority of revenues (70.4%), while states collected 23.2% and local governments the remaining 6.4%. Chart 7.1 illustrates the revenue and expense disparity between the different levels of government.

Chart 7.1	Own-source revenue and expenses by levels of government, 2018-19[1,2]

Notes:

1.	Revenue calculated as total revenue minus grant revenue.
2.	Expenses calculated as total expenses minus grant expenses.

Source: ABS Government Finance Statistics.

In Australia, VFI is addressed through a system of intergovernmental payments from the Australian Government to the states which allows them to meet their service delivery and infrastructure responsibilities. The Australian Government makes two types of payments:

•	general revenue assistance payments (largely GST revenue) which can be used by states for any purpose (‘untied’ funding), and

•

payments for specific purposes (‘tied’ funding) such as National Specific Purpose Payments (SPPs), which are a contribution toward states’ service delivery priorities, and National Partnership (NP) payments which represent funding to support the delivery of specific outputs or projects and to facilitate or incentivise reforms.

Given the Australian Government’s significant revenue raising capability, states are overly reliant on intergovernmental transfers to provide essential services and infrastructure to their communities.

Horizontal fiscal imbalance and horizontal fiscal equalisation

Another feature of Australian federalism is horizontal fiscal imbalance (HFI). HFI arises from disparities between the states’ capacity to raise revenue and deliver services. Some states can raise higher revenue and/or deliver services at a lower cost compared to other states, providing the capacity to offer higher levels of services. Over time, absent equalisation, this would distort capital and labour mobility towards states providing a higher level of services.

Budget Strategy and Outlook 2020-21

To address HFI, GST revenue collected by the Australian Government is distributed to states with the objective of ensuring all Australians can expect to receive a comparable level of services and infrastructure, regardless of the state they reside in. This is known as horizontal fiscal equalisation (HFE). The Commonwealth Grants Commission uses the principle of HFE in recommending to the Australian Government how GST revenue should be distributed to the states.

7.2	Australian Government funding to the states

The Australian Government estimates that it will provide states with $131.375 billion in 2020-21, $5.580 billion (4.4%) more than in 2019-20, comprising:

•	$59.920 billion in payments as shares of GST revenue ($315.9 million less than 2019-20)

•	$69.449 billion in payments for specific purposes ($5.683 billion more than in 2019-20) including:

•	$25.418 billion in National Health Reform funding, including $1.811 billion in COVID-19 public health response funding

•	$21.914 billion in Quality Schools funding

•	$1.595 billion in National Housing and Homelessness funding

•

$18.961 billion in National Partnership payments (e.g. Infrastructure Investment Program, Disaster Recovery Funding Arrangements (DRFA), and DisabilityCare Australia Fund) and also some COVID-19 initiatives[8] such as:

•	$500 million in JobTrainer Fund

•	$97.5 million in COVID-19 Domestic Violence Support

•	$32.7 million in COVID-19 World and National Heritage

•	$31.6 million in National Infection Control Training Fund

•	$31.1 million in COVID-19 Legal Assistance Funding

•	$3.6 million in COVID-19 Self-Isolation for Remote Communities

•	$1.561 billion in National Specific Purpose Payments

•	$2.006 billion in other payments to states, including:

•	$1.547 billion for GST top-up payments to Western Australia

•	$418 million for certain royalty payments to Western Australian

•	$41 million for municipal services to Australian Capital Territory

Australian Government payments for specific purposes may not fully fund all underlying programs. Some require states to provide matched contributions (e.g. Improving Great Artesian Basin Drought Resilience) or other, significant financial or in-kind contributions (e.g. Disaster Risk Reduction). This reduces budget flexibility for states.

[8]	Queensland contributes to COVID-19 initiatives, including the COVID-19 public health response, JobTrainer Fund and National Infection Control Fund.

Budget Strategy and Outlook 2020-21

7.3	Australian Government funding to Queensland

The Australian Government estimates it will provide the Queensland Government with $27.969 billion in 2020-21, $1.557 billion (5.9%) more than in 2019-20.

Australian Government funding is estimated to account for 49.7% of Queensland’s total General Government Sector revenue sources in 2020-21 (shown in Chart 7.2). The proportion of Queensland’s revenue derived from Australian Government funding has grown significantly from 35.0%9 at the introduction of the GST in 2000.

Chart 7.2	General Government Sector revenue sources, Queensland 2020-21[1,2,3]

Notes:

1.	Percentage may not add to 100% due to rounding.
2.	Queensland own-source revenue figure includes direct Australian Government payments to Queensland departments for Commonwealth own-purpose expenditure.
3.

Queensland own-source revenue includes $14.330 billion in taxation revenue, $5.975 billion in sales of goods and services and $2.631 billion in royalties and land rents. Additional information is provided in Chapter 4.

Source: 2020-21 Federal Budget Paper No. 3 and Queensland Treasury estimates.

[9]	Per cent of Queensland’s revenue derived from Australian Government Funding in 1999-00.

Budget Strategy and Outlook 2020-21

7.4	GST revenue

GST revenue accounts for all general revenue assistance payments that Queensland receives. In 2020-21, Queensland expects to receive $12.701 billion of GST revenue, $60 million (0.5%) less than in 2019-20, and $2.331 billion (15.5%) less than the peak in 2017-18.

Chart 7.3	Estimated GST payments to Queensland, 2015-16 to 2020-21

Source: Federal Budget 2020-21: Budget Paper No. 3 and 2019-20 Final Budget Outcomes.

The decrease in Queensland’s estimated GST revenue in 2020-21, compared to 2019-20, is primarily due to the Australian Government revising down its estimated GST collections in 2020-21 by approximately $316 million, as a result of the ongoing impacts of the COVID-19 pandemic on national consumption of goods and services.

In addition, the Commonwealth Grants Commission (CGC) has successively revised down Queensland’s GST revenue sharing relativity from a high of 1.18769 (or approximately 23.8%) in 2017-18 to 1.04907 (or approximately 21.1%) in 2020-21. This is primarily due to Queensland improving its fiscal capacity over time relative to all other states, which is partially offset by positive methodology changes arising from the CGC’s 2020 Methodology Review.

Budget Strategy and Outlook 2020-21

Change in Queensland’s relative circumstances since 2017-18 update

Queensland’s GST share has been reduced by changing circumstances in Queensland and all other states. Since 2017-18, Queensland’s relative fiscal capacity has improved, thus reducing its GST share. This improvement in fiscal capacity is primarily due to:

•	significant reductions in natural disaster expenditure due to fewer large disasters over recent years compared with previous periods

•	higher than average growth in the value of coal production compared to other states

•	increased value of Commonwealth payments for specific purposes compared to other states.

However, this is partially offset by Queensland’s:

•	below average growth in taxable land values compared to other states

•	below average growth in the value of property transfers compared to other states.

Queensland’s GST share has also been adversely affected by the Australian Treasurer quarantining Commonwealth payments from the CGC’s calculations. These decisions have heavily favoured other states (especially Western Australia) in recent years. The Australian Treasurer has not quarantined any new Commonwealth payments specific to Queensland since 2015, despite multiple requests. The adverse effect of this inequality will continue to impact Queensland’s GST share for several years.

2020 Methodology Review

In February 2020, the CGC finalised its five-yearly review of its methodologies for determining states’ shares of GST revenue. Unfortunately, this review was not as comprehensive as previous reviews, as the Australian Government prohibited any changes to the CGC methodology for assessing states’ mining revenue.

Nevertheless, the CGC’s updated methodologies resulted in Queensland’s GST share increasing due to:

•	an increased investment need for rural roads

•	revised scope of property transfers included in the CGC’s assessment

•	revised scope of the national disaster assessment to include state-funded local government national disaster relief expenditure.

However, this is partially offset by downward revision of assessed urban and rural transport expenditure.

Changes from the 2020 Methodology Review positively impacted Queensland’s share of GST revenue from 2020-21, subject to any future methodology review or a significant change in states’ circumstances.

Budget Strategy and Outlook 2020-21

COVID-19 implications for GST revenue shares

The COVID-19 pandemic has impacted almost every aspect of Australian lives and all levels of government policy decisions to support individuals, businesses and communities in response to the pandemic.

As part of its work in determining states’ shares of GST for 2021-22, the CGC is considering how the COVID-19 pandemic is impacting states’ relative fiscal capacities and ultimately their share of GST. This includes reviewing:

•	state government policies resulting in waivers, deferrals and rebates on some tax liabilities

•	Commonwealth-state funding arrangements for the COVID-19 public health response

•	state government spending measures providing support to businesses and industries.

There will continue to be uncertainty in Queensland’s estimates of GST revenue until this is resolved. The CGC will advise of its determination in the 2021 Update Report, expected to be released in the first quarter of 2021.

Budget Strategy and Outlook 2020-21

7.5	Payments to Queensland for specific purposes

In 2020-21, Queensland expects to receive $15.268 billion in payments for specific purposes, $1.617 billion (11.8%) more than in the 2019-20 Outcome.

Table 7.1	Estimated payments to Queensland for specific purposes[1]

	2019-20 Budget $ million	2019-20 Outcome[2] $ million	2020-21 Budget $ million
Skills and Workforce Development National Specific Purpose Payment	308	309	315
National Health Reform funding[3]	4,902	5,392	5,469
Quality Schools funding[4]	4,771	5,017	5,102
National Housing and Homelessness funding	320	321	328
National Partnership Payments (incl. DRFA)	2,388	2,612	4,055
Total payments for specific purposes	12,688	13,651	15,268

Notes:

1.	Numbers may not add due to rounding.
2.	The 2019-20 Outcome is based on actual Commonwealth payments received by Queensland in 2019-20.
3.	Includes funding for the COVID-19 public health response of $345 million in the 2019-20 Outcome and $174 million in 2020-21.
4.	Quality Schools funding includes payments for government schools (exclusive of GST) and non-government schools (inclusive of GST).

Sources: Federal Budget 2020-21: Budget Paper No. 3, 2019-20 Queensland Budget Paper No. 2 and Queensland Treasury estimates.

Payments for specific purposes comprise funding for National Health Reform, Quality Schools, National Housing and Homelessness, Skills and Workforce Development National Specific Purpose Payment (SPP) and National Partnership (NP) payments.

In 2020-21, National Health Reform funding, which accounts for 35.8% of the total payments for specific purposes, is estimated to increase by $77 million (1.4%) from the 2019-20 Outcome.

National Health Reform funding in 2019-20 Outcome and 2020-21 includes funding for the COVID-19 public health response ($345.3 million in 2019-20 and $174 million in 2020-21). The COVID-19 public health response funding in 2019-20 included contracted payments made to private hospitals, which were covered 100% by the Australian Government.

Queensland projections of National Health Reform funding differ from the projections contained in the Federal Budget 2020-21. Australian Government projections assume higher activity growth than projected in service agreements between the Queensland Department of Health and Hospital and Health Services. Actual National Health Reform payments vary from estimates provided in budget papers as they are based on actual public hospital activity delivered each year.

Budget Strategy and Outlook 2020-21

Quality Schools funding, which accounts for 33.4% of the total payments for specific purposes, is estimated to increase by $85 million (1.7%) in 2020-21 to $5.102 billion, compared to the 2019-20 Outcome. The lower rate of increase from 2019-20 to 2020-21 (compared to the previous year’s growth of 6.7%) reflects the Australian Government’s decision to bring forward funding to non-government schools from 2020-21 to 2019-20.

National Housing and Homelessness funding and the Skills and Workforce Development SPP are expected to increase by $7 million (2.1%) and $6 million (1.8%) respectively in 2020-21 compared to the 2019-20 Outcome.

NP payments (including DRFA), which accounts for 26.6% of the total payments for specific purposes, is estimated to increase by $1.443 billion (55.2%) in 2020-21 compared to the 2019-20 Outcome. A significant proportion of NP payments is allocated to infrastructure, DRFA and community services (refer to Chart 7.4).

The increase in payments for specific purposes between 2019-20 Outcome and 2020-21 is mainly due to:

•	Additional funding from 2020-21 for priority road projects in Queensland to support economic recovery and jobs. Key projects include:

•	Coomera Connector Stage 1 (Coomera to Nerang)

•	Bruce Highway upgrade program, including: Caloundra Road to Sunshine Motorway; Rockhampton Northern Access upgrade; Burdekin Bridge upgrade; and Cairns Southern access corridor – Stage 4

•	Centenary Bridge upgrade

•	Riverway Drive Stage 2 (Allambie Lane – Dunlop Street).

•	New funding to support the COVID-19 response. Initiatives include:

•

$100.5 million for the JobTrainer Fund to provide additional low or no fee training places for jobseekers and young people in areas of identified skills needs and employment growth, to support them into employment as Australia emerges from the COVID-19 pandemic.

•

$19.7 million for domestic violence support to ensure the safety of women and their children experiencing, or at risk of experiencing, domestic, family and sexual violence during the COVID-19 pandemic.

•	$8 million for the National Infection Control Training Fund to provide nationally accredited infection control short course training places to frontline workers.

•

$6.9 million for legal assistance funding for services provided by legal aid commissions, community legal centres, Aboriginal and Torres Strait Islander Legal Services and Family Violence Prevention Legal Services to respond to increased demand due to COVID-19.

•	Additional funding in 2020-21 to Queensland to assist with costs associated with the provision of remote housing.

•	Additional back payment in 2020-21 from the DisabilityCare Australia Fund for reimbursement of state expenditure on the National Disability Insurance Scheme in previous years.

•	New funding to revitalise TAFE campuses across Australia.

Budget Strategy and Outlook 2020-21

Chart 7.4	National Partnership Payments by sector, 2020-21[1]

Note:

1.	Excludes Australian Government funding to local government.

Sources: 2020-21 Commonwealth Budget Paper No. 3 and Queensland Treasury estimates.

7.5.1	Projections of payments for specific purposes to Queensland

Across the forward estimates, total payments for specific purposes are expected to steadily increase, with average growth of approximately 3% between 2020-21 and 2023-24.

While increases in overall funding are welcome, those payments tied to specific purposes and Australian Government criteria does impact State Governments’ capacity to respond to local needs, reduces states’ budget flexibility, adds administrative costs and impacts the achievement of state policy outcomes and priorities. This negative impact is amplified when funding is conditional on states’ matching Australian Government funding, unrealistic timeframes, national price benchmarks and competing priorities.

National Health Reform funding for Queensland is expected to increase by an average of 5.3% per annum from 2020-21. Under the Addendum to the National Health Reform Agreement, the Australian Government will fund 45% of efficient growth in hospital activity subject to a national growth cap of 6.5% per annum. Current estimates are based on this methodology.

Growth in Quality Schools funding for Queensland is expected to average 6.6% between 2020-21 and 2023-24 as a result of enrolment growth and increased funding per student. Under the National Schools Reform Agreement, Queensland is expecting to receive $8.926 billion for state schools and $13.864 billion (including GST) for non-government schools from 2020-21 to 2023-24.

Budget Strategy and Outlook 2020-21

7.5.2	Expiring agreements

Under the Intergovernmental Agreement on Federal Financial Relations, the Australian Government provides time-limited funding to states and territories through NP payments to support the delivery of specific projects, facilitate reforms or reward states that deliver on reforms or achieve service delivery improvements.

However, over time, some NPs have been extended well beyond their intended time-limited purpose. NPs were never intended, and are not the optimal way, to fund ongoing community service needs.

Conversely, when NP agreements expire, states have been left with limited opportunities to deal with the expiring NP as the final decision on continued funding is made through the Australian Government’s budget process. The expiry of many large NPs over the last few years, such as the National Partnership on Remote Housing, has highlighted this risk.

Unilateral termination by the Australian Government of funding for essential programs, with little or no notice, impacts on states’ ability to plan, budget and continue delivering essential services to communities. Early indication as to the continuation, lapse or other treatment of funding for an expiring agreement is necessary to enable states to effectively manage their service delivery responsibilities.

There are 11 non-infrastructure NPs expected to expire in 2020-21:

•	Essential vaccines

•	Improving trachoma control services for Indigenous Australians

•	Encouraging more clinical trials in Australia

•	Expansion of the BreastScreen Australia program

•	Rheumatic fever strategy

•	Public dental services for adults

•	National Infection Control Training Fund

•	North Queensland strata title inspection scheme

•	COVID-19 domestic and family violence responses

•	On-farm emergency water infrastructure rebate

•	Small business regulatory reform.

Multiple funding agreements will also expire in 2021-22. Of particular note, funding under the National Partnership on Universal Access to Early Childhood Education will cease at the end of 2021. This NP was only recently extended by the Australian Government and is the seventh short-term extension since it was originally agreed in 2008. Short-term extensions create significant uncertainty for the sector and for Queenslanders who use these services. With each extension, the Queensland Government has sought a longer-term commitment from the Australian Government.

The Australian Government, in its 2020-21 Budget, has not allocated any funding beyond 2020-21 for Queensland’s expiring agreements, except for Essential Vaccines. The Australian

Budget Strategy and Outlook 2020-21

Government has allocated approximately $15 million to Queensland for essential vaccines over the years from 2020-21 to 2023-24, which indicates broad support for the program’s continuation.

National Cabinet has confirmed that the Council on Federal Financial Relations (CFFR) (made up of Australian and state and territory treasurers) has taken on responsibility for coordination of all Commonwealth-state funding agreements, including NP Agreements (discussed in Box 7.1). In that context, CFFR will have a greater role in decision-making as expiration dates for these agreements approach, or where they are identified as no longer fit for purpose, providing a platform for more appropriate state input.

Box 7.1	Federation funding agreements

On 13 March 2020, the First Ministers of the Australian and state and territory governments resolved to form a National Cabinet, to ensure a coordinated response across the country to the management of COVID-19.

On 29 May 2020, the Prime Minister announced that the Council of Australian Government (COAG) would cease and a new National Federation Reform Council (NFRC) would be formed, with National Cabinet at its centre.

It was also confirmed that the CFFR would be responsible for overseeing the financial relationship between the Commonwealth and the states and territories. This includes CFFR taking responsibility for all funding agreements, including National Partnership Agreements, complementing its existing responsibility for overseeing the Intergovernmental Agreement on Federal Financial Relations.

On 12 June, National Cabinet further elaborated upon CFFR’s central role in the new system, supporting the work of National Cabinet. Specifically:

•	National Cabinet asked CFFR to progress targeted reforms in areas such as tax, deregulation and housing.

•

In addition, CFFR would take on responsibility for coordination of all Commonwealth/state funding agreements, including National Partnership Agreements. This includes a review of existing agreements with a view to consolidation and rationalisation.

•	As new Commonwealth-state National Partnership Agreements are developed, CFFR will be responsible to negotiate funding elements, in consultation with relevant portfolio ministers.

CFFR reports to National Cabinet on its progress with these responsibilities.

On 28 August 2020, CFFR established the new Federation Funding Agreements (FFAs) framework. The new FFA framework is designed to deliver strong economic and fiscal outcomes, provide funding certainty and budget autonomy, increase transparency and ensure CFFR retains oversight of funding agreements. While payments made to the states are according to the IGA FFR, payments will now be facilitated through schedules to the FFAs. Schedules sit within one of the five sector-based FFAs, including Health; Infrastructure; Education and Skills; Environment; and Affordable Housing, Community Services and Other.

Budget Strategy and Outlook 2020-21

7.6	State-local government financial relations

The Queensland Government allocates considerable funding in the State Budget to support local governments across the state. The Queensland Government acknowledges the shared responsibilities in serving the people of Queensland and the important role local governments play.

In 2020-21, the Queensland Government will provide a total of $1.935 billion in grants to local governments, compared to $1.766 billion in 2019-20.

This includes current, capital and asset grants to local government authorities and Indigenous councils, as well as Australian Government grants paid through the state to local governments. Grants to local governments are delivered through numerous Queensland Government departments and agencies for a variety of purposes, including through the programs discussed below.

Contributing to higher grants to local governments in 2020-21 relative to 2019-20, and in recognition of the increased fiscal pressures faced by local governments, is the significant stimulus delivered in response to the COVID-19 pandemic The Queensland Government is providing additional assistance through the new $200 million COVID Works for Queensland program ($180 million in 2020-21) and $100 million SEQ Community Stimulus Package ($45 million in 2020-21).

As described in Chapter 5, grants to local government are also higher due to disaster-related grants to local councils and payments to local councils for the Queensland waste levy.

Some of this variance is also due to the impact of COVID-19 on the timing of project delivery, which in some cases has resulted in grant expenditure being deferred from 2019-20 to 2020-21.

Of budgeted grants to local governments in 2020-21, key expenditures include around $700 million in infrastructure and economic development-related grants, $531.4 million in grants administered by the Queensland Reconstruction Authority (QRA), $240.6 million in transport- and roads-related grants, and $68.5 million for public and community housing-related grants.

To provide further support to local governments, the government has also provided increased funding for the Works for Queensland program, taking total program funding from $600 million to $800 million over eight years.

The government also announced the Local Government Debt Refinancing Program to allow councils to refinance and extend the loan term on some or all of their existing fixed-interest debt with Queensland Treasury Corporation (QTC) to take advantage of historically low interest rates. This will provide councils with an opportunity to free up additional cashflow through reduced loan repayments during challenging economic circumstances to fund essential infrastructure and other economic recovery priorities.

A summary of grant programs that are exclusively available to local governments are listed in Table 7.2.

Budget Strategy and Outlook 2020-21

Table 7.2	Grant programs exclusively available to local government

Program Name	Description	Total Funding (from 2015-16 to 2023-24)
Works for Queensland	Supports local governments in regional areas to undertake job-creating maintenance and minor infrastructure works.	$800 million
COVID Works for Queensland	Supports all local governments to respond to and recover from the COVID-19 pandemic to deliver job creating new infrastructure, maintenance or minor works projects.	$200 million
SEQ Community Stimulus Package	Supports SEQ local governments to respond to and recover from the COVID-19 pandemic by fast-tracking investment in new infrastructure and community assets that create jobs and deliver economic stimulus to local communities.	$100 million
Transport Infrastructure Development Scheme	Provides targeted investment in regional local government transport infrastructure.	$630 million
Building our Regions	Provides funding for critical infrastructure in regional areas to support economic development, including generating jobs.	$356.3 million
Local Government Grants and Subsidies Program	Provides funding for priority infrastructure projects that will enhance sustainable and liveable communities.	$257.6 million[1]
Coastal Hazard Adaptation Program - QCoast2100	Assists coastal local governments to prepare plans and strategies for addressing the impact of climate change.	$15 million
Queensland Water Regional Alliances Program from	Assists regional councils to collaborate and improve the efficiency and administration of water infrastructure.	$6 million

Note:

1.	Funding is ongoing. Figure is based on current projections.

In addition to the above grant programs, the Queensland Government has signed the National Partnership on Disaster Risk Reduction, which is a five-year partnership between the Commonwealth and states to support resilience and risk reduction projects. Over the five years from 2020, annual available funding has increased from $9.5 million to $13.1 million per year by replacing Queensland Disaster Resilience funding with Commonwealth-State Disaster Risk Reduction Funding of $9.6 million per year, supplemented by additional Queensland Government funding of $3.5 million per year. This fund, administered by the QRA, will be available to a range of organisations including local governments, to deliver mitigation and resilience projects.

Budget Strategy and Outlook 2020-21

The QRA also administers the DRFA which is a joint funding initiative of the state and Australian Governments to provide disaster relief and recovery payments to help communities recover following the effects of natural disasters. Under these arrangements the state administers significant funding (over $900 million) to provide disaster relief and assist with reconstruction of local government infrastructure damaged during natural disasters. The amount will be dependent on the final number and value of claims submitted.

The government also understands there are added challenges faced by Indigenous local governments, which are often located in very remote areas of the state, to ensure their communities have access to essential services and critical infrastructure. To address these challenges, the government has allocated substantial funding to specifically support Indigenous councils and their communities.

A summary of grant programs available to Indigenous councils and their communities are listed in Table 7.3.

Table 7.3	Grant programs to support Indigenous councils and their communities

Program Name	Description	Total Funding (from 2015-16 to 2023-24)
Indigenous Councils Critical Infrastructure Program	Contributes to the cost of water, wastewater and solid waste infrastructure in Indigenous communities.	$120 million
Major Infrastructure Program	Deliver environmental health and other infrastructure upgrades within the Torres Strait Island Regional Council, Torres Shire Council and Northern Peninsula Area Regional Council areas.	$15 million
State Government Financial Aid	A financial contribution (in lieu of rates) to meet the costs incurred by Indigenous councils in the provision of local government services.	$315.4 million[1]
Indigenous Local Government Sustainability Program (2016-18)	Assists Indigenous councils to increase their capacity, capability and sustainability.	$8.2 million

Note:

1.	Funding is ongoing. Figure is based on current projections.

Budget Strategy and Outlook 2020-21

8	Public Non-financial Corporations Sector

Features

•

Public Non-financial Corporations (PNFC) entities provide essential services such as electricity supply and distribution, water supply, rail services and port services. The Queensland Government expects its businesses to operate commercially and efficiently and to work towards continually improving services to Queenslanders.

•

The government is supporting $3.460 billion of infrastructure investment through the PNFC Sector in 2020-21. This includes $2.030 billion on electricity infrastructure, $800 million on rail infrastructure, $301.4 million on water infrastructure and $277.1 million on port infrastructure.

•

In 2019-20, the PNFC Sector generated $1.086 billion of dividends, although forecasts highlight significant declines due to regulatory determinations and market dynamics. Dividends generated by the government-owned corporations (GOCs) form part of consolidated revenue used to fund a range of government services.

•

Operating within a commercial framework, businesses within the PNFC Sector supported the government’s coronavirus (COVID-19) response by implementing a wide range of financial and economic measures including:

•	Energy Queensland Limited (EQL) fast-tracking price affordability measures;

•	Queensland Rail maintaining its full-service timetable for South East Queensland throughout the COVID-19 lockdown, supporting essential workers including frontline healthcare shift workers;

•

a temporary freeze of Sunwater and Seqwater irrigation water prices in 2020-21 to support business and industry, and the government subsidising $42 million worth of dam safety upgrades across the state from 2020-21 to 2023-24, rather than recover a share of these costs through irrigation prices; and

•	port and energy GOCs continuing to trade through the COVID-19 downturn providing vital support to the broader Queensland economy, while protecting their employees.

•

In 2019-20, the government continued to deliver significant energy policy outcomes including CleanCo Queensland Limited (CleanCo) commencing physical trading in the National Energy Market (NEM) following its establishment as a new clean energy GOC in 2019-20. In March 2020, CleanCo announced it will build, own, and operate the Karara Wind Farm in the Darling Downs, funded by $250 million in government equity funding from the 2019-20 State Budget.

Budget Strategy and Outlook 2020-21

•

The Queensland Government’s recently announced Renewable Energy Fund will provide $500 million to GOCs to invest or co-invest in commercial renewable energy projects and supporting infrastructure, including in partnership with the private sector. This will leverage government contributions and GOC capabilities to deliver new capital investment and jobs and increase the supply of renewable energy. The Fund will complement the government’s $145 million commitment to establish three Queensland Renewable Energy Zones.

•	The government’s investment in renewable energy and supporting infrastructure will support the commitment to achieve Queensland’s 50% Renewable Energy Target by 2030.

•

These actions are also delivering better pricing outcomes for Queensland households and businesses. In each of the past three years, Queensland wholesale electricity spot prices have been the lowest of all mainland states in the NEM.

•

In June 2020, the Queensland Competition Authority released its Final Determination for Regulated Retail Electricity Prices, estimating prices in regional Queensland will fall, for the typical residential and small business customer by 5.9% and 3.2% each, in 2020-21.

•

Queensland Rail continues to work with external partners to progress the Cross River Rail and European Train Control System projects, as well as upgraded train stabling, new stations and station accessibility upgrades.

•

Forming a critical link between the region’s diverse mining activities and the Port of Townsville, the government approved $50 million for Queensland Rail to undertake three key capital projects to improve the Mount Isa rail line. The government is also providing $20 million to eligible rail freight users as part of a four-year $80 million Mount Isa Line Incentive Scheme, making the freight journey faster and more reliable for exporters, and thereby boosting mineral freight exports and jobs in the region.

•	Other Port GOCs projects being progressed in 2019-20 and 2020-21 include:

•	the Townsville Channel Capacity Upgrade and Clinton Vessel Interaction Project; and

•	$30 million to upgrade facilities at the Ports North Cairns Marine Precinct and a business case for future development of the Precinct as a regional centre for large vessel repair work.

•

The joint Queensland and Australian government funded Rookwood Weir being built by Sunwater will grow agricultural production along the Fitzroy River and enhance the security of urban and industrial water supplies for Gladstone and Capricorn Coast centres.

Budget Strategy and Outlook 2020-21

8.1	Context

The entities comprising the PNFC Sector operate in a range of industries including energy, rail, port and water services.

Queensland’s government-owned Corporations (GOCs), declared by regulation to be GOCs under the Government Owned Corporations Act 1993 (GOC Act), make up a large part of the PNFC Sector. Also included in the sector are non-GOC entities, the Queensland Bulk Water Supply Authority (trading as Seqwater), Queensland Rail, local water boards and other public corporations.

GOCs are accountable for their financial performance and are required to be commercial and efficient organisations. These requirements are legislated under the GOC Act, and similar provisions are made in the enabling legislation of Seqwater and Queensland Rail.

PNFC entities provide services such as vital port services, electricity supply and distribution, rail services and water supply. The entities incur costs and bear commercial risks in the delivery of their services or products and generate a commercial rate of return from the sale of these services or products.

The returns to government form part of consolidated revenue that is used to pay for various government services. Part of some PNFCs’ revenue may arise from community service obligation (CSO) payments from the government. These payments are used to subsidise a service, so it can be offered to the community at a price lower than it would otherwise be if full cost recovery and normal margins were applied.

A key example is the CSO paid to Energy Queensland Limited (EQL) to provide electricity in regional Queensland at prices based on the costs of supply in South East Queensland, in accordance with the government’s Uniform Tariff Policy. This ensures that electricity prices in regional Queensland are much lower than would otherwise be the case.

8.1.1	Electricity networks

The government owns two electricity network businesses that are responsible for transmitting safe, reliable electricity to consumers across the state – Powerlink and Energy Queensland Limited (EQL).

Powerlink

Powerlink owns, develops, operates and maintains the electricity transmission network in Queensland. Its network spans approximately 1,700 kilometres from north of Cairns to New South Wales and comprises 15,338 km of transmission lines and 147 substations.

Powerlink’s role in the electricity supply chain is to transmit high voltage electricity – generated at major power stations – through its transmission grid to the distribution networks.

Powerlink also transmits electricity to high usage industrial customers such as rail companies, mines and mineral processing facilities, and to New South Wales via the Queensland/New South Wales Interconnector transmission line.

Budget Strategy and Outlook 2020-21

Energy Queensland Limited

EQL was formed from the merger of Energex and Ergon Energy in June 2016. EQL owns and operates the low-voltage distribution network that transmits electricity from Powerlink’s transmission network and distributes it to households and businesses across Queensland. Ergon Energy Network provides the distribution network in regional Queensland and Ergon Energy Retail offers its customers retail services in regional Queensland. Energex provides distribution network services to customers within South East Queensland.

EQL, through its subsidiary Yurika, is also involved in a range of other service delivery functions including demand management services, large-scale connections, microgrid solutions, the provision of contestable metering services and telecommunications infrastructure. Yurika is focused on pursuing strategic investments in unregulated markets to provide greater choice to customers and provide EQL with an enhanced ability to respond to emerging trends.

When the government announced the merger of Energex and Ergon Energy under EQL, it was estimated that through the merger and other efficiencies, savings of $562 million were to be generated by 2019-20. These savings have delivered benefits to both government and electricity consumers, through improved returns from the business, and by putting downward pressure on electricity prices. EQL exceeded its savings target to 2019-20, with total savings of $643 million.

To address the impact of COVID-19 on their customer base, EQL fast-tracked a range of measures including price affordability measures, the temporary suspension of disconnections for non-payment and the delivery of the government’s utility relief payments for residential and small business customers.

Network revenues

Revenues for the network businesses are largely derived from network services that are regulated by the Australian Energy Regulator (AER). The AER determines these revenues on a five-yearly basis, based on the businesses’ proposals and its view of the reasonable benchmark efficient costs for a network business.

The AER published Powerlink’s revenue determination in April 2017 for the 2017-2022 regulatory control period, resulting in a significant reduction in allowable revenues for the business. Powerlink is currently preparing its submission for the 2022-2027 regulatory control period, to be lodged in January 2021, and the AER will make its final determination in April 2022.

In December 2019, the Energex and Ergon Energy businesses submitted to the AER their revised regulatory proposals for the 2020-2025 revenue determination period. In June 2020, the AER made its final revenue determination, which will result in significant electricity bill reductions for the average Queensland residential household and small business.

The final revenue determination will lead to a reduction in revenue for EQL relative to the previous AER regulatory period, driven largely by a reduction in the allowable return on capital. In the absence of reductions in EQL’s cost profile, this will result in lower forecast returns to the state from the electricity network sector.

Budget Strategy and Outlook 2020-21

8.1.2	Electricity generation

Queensland is in a strong position to deliver reliable and affordable energy through significant baseload and renewable generation capacity.

Queensland realised the lowest wholesale market spot prices over the past three financial years, and forward wholesale prices remain among the lowest in the NEM.

Queensland continues to operate Australia’s youngest and most efficient fleet of coal-fired generators and an increasing number of large-scale renewable projects. This includes assets owned by Queensland Government owned generators - Stanwell, CS Energy and CleanCo. In March 2020, CleanCo announced it would build, own and operate the 102.6 MW Karara Wind Farm. In addition, generators have entered into new long-term power purchase agreements with several wind and solar farms. With these investments, our generators now own or support over 2,000 MW of renewable energy generation in Queensland.

The establishment of CleanCo has increased competition in the energy sector, placing downward pressure on electricity prices. CleanCo will play a key role in delivering the government’s 50% Queensland Renewable Energy Target by 2030.

CleanCo

CleanCo is Queensland’s newest energy generator, owning and operating a portfolio of low and no emissions generation assets across Queensland. Established in December 2018, CleanCo was transferred a strategic asset portfolio from Stanwell and CS Energy in 2019-20. In early 2020-21, CleanCo took full operational responsibility for its assets and site employees.

In addition to its foundation portfolio, in 2020 CleanCo committed to support a further 930 MW in renewable generation capacity. This was through three power purchase agreements in the Darling Downs and Far North Queensland and the build, own, and operation of the 102.6 MW Karara Wind Farm.

CS Energy

CS Energy is a major supplier of electricity across Queensland, owning and operating the Callide B and Kogan Creek Power Stations and a 50% interest in the Callide C Power Station. CS Energy is also a party to the Gladstone Interconnection and Power Pooling Agreement, and trades output of the Gladstone Power Station that exceeds the requirements of the Boyne Island aluminium smelter.

Stanwell

Stanwell is a major supplier of energy into the NEM, generating and trading electricity from three coal-fired power stations in Queensland. Stanwell also sells electricity directly to large commercial and industrial customers in Queensland, New South Wales, the Australian Capital Territory and Victoria, and also earns revenue from coking coal exported from Curragh Mine.

Budget Strategy and Outlook 2020-21

Box 8.1	Renewable energy

The government is committed to reaching the 50% Queensland Renewable Energy Target by 2030, and Queensland’s generators are playing an important role in this transition.

As part of the Powering Queensland Plan, the government established CleanCo as the state’s new renewable energy generator and as a structural solution to increase competition in the wholesale electricity market and place downward pressure on wholesale electricity prices. CleanCo has a mandate to deliver 1,000 MW of new renewable energy generation in Queensland by 2025. This plan is working, as Queensland continues to realise some of the lowest wholesale electricity prices in Australia.

In March 2020, CleanCo announced it would build, own and operate the 102.6 MW Karara Wind Farm. In addition, generator GOCs have entered into new long-term power purchase agreements with several wind and solar farms supporting or owning over 2,000 MW of renewable energy generation in Queensland.

Queensland’s energy market has already seen 44 large-scale renewable energy projects commence operations, be under construction or financially committed since 2015. This represents more than $8.5 billion in investment and more than 7,000 construction jobs.

The Queensland Government has announced the $500 million Renewable Energy Fund, enabling Queensland’s five energy GOCs to increase ownership of commercial renewable energy projects and supporting infrastructure, including in partnership with the private sector.

The existing skills and expertise from the energy GOCs will be used to engage with market proponents and identify commercial investment proposals, with opportunities for appropriate returns for the government. The Renewable Energy Fund will advance the transition towards renewable energy sources, create jobs, and further establish Queensland as a leader in renewable energy.

The government’s Unite and Recover: Queensland’s Economic Recovery Plan also includes a commitment of $145 million to establish three Queensland Renewable Energy Zones. In these zones - in northern, central, and southern regions of Queensland - the government is committed to undertake strategic network investments, streamline the development of new renewable energy projects and work to match industrial energy demand with cheap, clean renewable energy.

Budget Strategy and Outlook 2020-21

8.1.3	Rail

Queensland Rail is an integrated, publicly-owned rail operator, responsible for the delivery of passenger transport in South East Queensland, long distance passenger services in rural and regional Queensland and provision of third party access to networks for freight transport across the state.

The majority of services are delivered under a Rail Transport Services Contract (TSC) with the government, represented by the Department of Transport and Main Roads. The Rail TSC provides funding for rail infrastructure, Citytrain (South East Queensland passenger services) and Traveltrain (regional passenger services).

Queensland Rail maintained its full-service timetable for South East Queensland throughout the coronavirus (COVID-19) lockdown, supporting essential workers including frontline healthcare shift workers. Recently, it introduced additional services to support social distancing measures and has fully restored most of the regional travel and tourism services that were reduced or suspended during the peak of the COVID-19 crisis.

Box 8.2	Rail manufacturing in Queensland

The Queensland Government has committed to support continued rail manufacturing in Queensland and state manufacturing supply chains.

The package includes a commitment of $600 million for the construction of 20 new trains in the Maryborough region to support local jobs and regional supply chains. These trains will be ready by 2025 in order to support service delivery following completion of the Cross River Rail project. The government will consider an option to build a further 45 trains to meet future network demand.

The government will also revitalise rail manufacturing in Rockhampton. This will include securing land at the old Aurizon workshop to develop a rail maintenance, manufacturing and logistics centre that can support local suppliers to manufacture components for Queensland-built trains.

The government has committed $300 million for a pipeline of works to refurbish and maintain Queensland Rail’s existing fleet over the next 10 years. These works will be progressed as part of a Strategic Partnership Agreement. The first signatory to this agreement is Downer EDI, located in Maryborough. This pipeline will see the enhancement of our rail fleet through a number of major projects such as the overhaul of electric and diesel Tilt Trains, as well as the Interurban Multiple Unit 160 and Suburban Multiple Unit 260 fleets.

Other commitments include continuation of $85 million in works to improve disability accessibility on the New Generation Rollingstock Fleet, and $1 million for a business case to replace the carriages of the iconic, long-distance Westlander, Inlander and Spirit of the Outback services.

Budget Strategy and Outlook 2020-21

8.1.4	Ports

Queensland has a large network of ports along its coastline, ranging from small installations serving local communities to large, world class multi-user and multi-cargo ports, which have public and privately-owned import and export facilities.

Apart from the Port of Brisbane and the Amrun Port near Weipa, the authorities responsible for Queensland’s ports are owned and run by GOCs. Despite the impact of COVID-19 on some port related activities such as tourism and trade over the past six months, Queensland’s ports have continued to play an essential role in the state’s supply chain networks and economy. Their efficient operation is essential to continued economic growth, job creation and sustainable development in the state.

The ports sector’s financial performance is influenced by various factors including supply chain expansions and disruptions, evolving transportation methods and Queensland and global economic conditions, particularly overseas demand for Queensland’s natural resources and agricultural products.

While the global trade impacts from COVID-19 are still emerging, Queensland ports continue to look to new markets to improve financial outcomes and stimulate the economy, while meeting environmental and community obligations.

The port authorities have been working closely with industry and the government to ensure the necessary measures are in place to keep ports operational and trade flowing, while protecting transport and port supply chains and workforces during the COVID-19 pandemic.

Ports have also been providing fee and rental relief to tenants and customers in response to COVID-19. Given the significant effect on Far North Queensland’s tourism, resources and commercial seafood industries, Ports North will provide approximately $7.6 million of COVID-19 relief support measures to local Cairns operators over the period February to December 2020.

Queensland’s port GOCs will progress a number of projects in 2020-21 including the Channel Capacity Upgrade at the Port of Townsville, which has increased from $193.5 million to $232 million in cost, driven by a change in delivery methodology for major works packages, and the impact of COVID-19 on project delivery.

Other key projects for port GOCs in 2020-21 include:

•	works for Berth 4 upgrades at the Port of Townsville

•	works for Tug Berth upgrades at the Port of Mackay

•	plans for the RG Tanna Shiploader 1 replacement, securing approvals for future growth projects, and completing the Clinton Vessel Interaction Project at the Port of Gladstone

•	the Master Plan for the Port of Cairns and Mourilyan, which will inform future capital investment in the Cairns Marine Precinct.

Budget Strategy and Outlook 2020-21

8.1.5	Water

The two largest entities in the Queensland bulk water market are the Queensland Bulk Water Supply Authority (trading as Seqwater) and Sunwater Limited (Sunwater).

Seqwater

Seqwater is responsible for supplying safe, secure and reliable bulk drinking water for people across South East Queensland. Its assets and operations are spread across a large geographic area from the New South Wales border to the base of the Toowoomba ranges and as far north as Gympie. Seqwater provides essential flood mitigation services and manages seven water supply schemes which provide irrigation services.

Dams play a vital role in South East Queensland’s water supply. Seqwater has an ongoing Dam Improvement Program (DIP) to ensure the safety of its dams and compliance with dam safety guidelines into the future.

Key projects for Seqwater in 2020-21 include:

•	progressing the Ewen Maddock Dam Upgrade

•	commencing the South West Pipeline to Beaudesert

•	planning for the Somerset Dam Upgrade.

With South East Queensland water storages falling below 60% in September 2020, Seqwater is operating in drought response mode. This includes increasing production at the Gold Coast Desalination Plant to best preserve dam levels, and a water saving campaign to reduce water consumption. Further drought response measures may be required through 2020-21 if drought conditions continue.

Sunwater

Sunwater is the government’s major bulk water supply business for regions outside of South East Queensland. It supplies untreated bulk water to approximately 5,000 customers across the industrial, mining, urban and irrigation customer segments. Sunwater provides this through an extensive regional asset base, owning and managing water infrastructure assets with a replacement value of around $14 billion.

Dam safety is a major focus for Sunwater, as it is for all bulk water suppliers. Sunwater commenced a prioritised DIP in 2005 to ensure that dam safety is maintained. The DIP is regularly reviewed to ensure highest priority projects are addressed first.

The DIP is an essential program to ensure the safety and reliability of dams and the ongoing safety of downstream communities. Sunwater must undertake dam safety work to meet its obligations under Queensland dam safety regulations. However, it is also likely to significantly influence Sunwater’s financial performance and net flows to the government over the forward estimates period and beyond.

Budget Strategy and Outlook 2020-21

Key projects for Sunwater in 2020-21 include:

•	completing the essential works at Paradise Dam to temporarily reduce the level of the spillway to improve its stability and the safety of downstream communities

•	progressing planning for Paradise Dam spillway improvements to identify the optimal option to enhance the dam to meet future extreme weather events

•	progressing planning for Burdekin Falls Dam spillway improvements

•	continuing feasibility studies into potentially raising Burdekin Falls Dam.

8.2	Finances and performance

8.2.1	Earnings before interest and tax

Total PNFC Sector earnings before interest and tax (EBIT) for 2019-20 were $1.905 billion, significantly lower than the $3.672 billion forecast at the time of the 2019-20 State Budget. This large reduction was primarily due to decreases in the electricity generation sector, driven by a decline in wholesale electricity spot prices caused by weaker market conditions. This has resulted in material coal-fired generator asset impairments by Stanwell and CS Energy.

This downward trend in electricity generation EBIT and associated asset impairments is largely due to forecast reductions in wholesale generation revenues as new renewable participants enter the wholesale market, increasing competition and driving down wholesale prices.

Electricity generation EBIT is however forecast to increase from $397 million in 2022-23 to $539 million in 2023-24 due to expected higher wholesale prices following the scheduled closure of the Liddell Power Station in New South Wales.

The electricity network sector EBIT is estimated to fall by around one-third in 2020-21 onwards (compared to 2019-20 levels), driven by EQL’s new regulated revenue determinations for the period of 1 July 2020 to 30 June 2025, and to a lesser extent by Powerlink’s upcoming new regulated revenue determination for the period of 1 July 2022 to 30 July 2027.

The 2019-20 EBIT for the water sector was $255 million, substantially lower than the $571 million forecast at the time of the 2019-20 State Budget. This result was driven by Sunwater’s decision to provision for a potential future liability in relation to the 2011 South East Queensland Floods Class Action.

The water sector EBIT is expected to reach $564 million in 2021-22, largely reflecting the upwards trend associated with the South East Queensland bulk water price path. However, from 2021-22 the water sector EBIT is forecast to decline in recognition of the increased spend by Sunwater associated with the DIP, that will be partly expensed.

Port sector EBIT is forecast to trend steadily upwards over the forward estimates reflecting the various long-term revenue contracts supported by the completion of revenue generating capital expansions.

Overall across the forward estimates, PNFC Sector EBIT is expected to increase to $2.784 billion by 2021-22, with a slight decrease to $2.650 billion by 2023-24.

Budget Strategy and Outlook 2020-21

Table 8.1	Earnings before interest and tax[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	2,092	1,850	1,795	1,179	1,191	1,140	1,127
Electricity Generation	1,384	830	(469)	572	509	397	539
Rail	324	244	255	301	362	327	329
Ports	161	212	159	192	230	248	265
Water	596	571	255	517	564	507	467
Other[2]	59	(34)	(90)	(45)	(72)	(75)	(77)
Total PNFC Sector	4,616	3,672	1,905	2,715	2,784	2,544	2,650

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

8.2.2	Borrowings

Entities in the PNFC Sector utilise debt financing as a source of funds for asset renewal and capital investments, and to maintain an optimum capital structure. Borrowings also include derivative liabilities associated with hedging activities undertaken by the GOCs.

PNFC Sector entities are required to take a prudent and sound approach to the management of debt, including the establishment of borrowing arrangements which are appropriate to the business risk of the organisation. These arrangements consider the appropriateness of the proposed capital expenditure program, together with the implications of the borrowings for key financial and performance related indicators.

Total PNFC Sector borrowings in 2019-20 were $40.679 billion, $692 million higher than forecast at the time of the 2019-20 State Budget. The increase was primarily due to higher derivatives in the electricity generation sector, arising from material adverse movements in long positions due to lower electricity prices.

Borrowings are expected to increase slightly over the forward estimates to $41.11 billion by 2023-24, primarily driven by the rail and electricity network sectors.

Electricity network borrowings are expected to increase in 2020-21 due to the bringing forward of capital project works, but remain otherwise steady over the forward estimates (in line with the regulated asset base). Rail sector borrowings are expected to increase with the Queensland Rail capital program.

Borrowings in the water sector are largely attributable to Seqwater, which currently holds $9.426 billion of debt. The debt balance was the result of the large investment in water infrastructure in response to the Millennium Drought and the associated price path. Seqwater’s forecast borrowings reduce across the forward estimates with price path debt repayment.

Budget Strategy and Outlook 2020-21

Port sector borrowings are forecast to increase to $1.157 billion by 2023-24. The increase in borrowings is to fund new capital works and infrastructure projects primarily at the Port of Townsville and Ports North.

The gearing levels of all GOCs continue to be monitored to target metrics which are, at a minimum, consistent with an investment grade credit rating.

Table 8.2	Borrowings[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	22,046	23,073	23,060	23,830	23,880	23,873	23,951
Electricity Generation	1,984	1,831	2,655	1,845	1,761	1,723	1,742
Rail	3,439	3,852	3,714	4,093	4,430	4,682	4,810
Ports	1,061	1,173	1,086	1,090	1,111	1,158	1,157
Water	9,983	9,981	9,985	9,937	9,622	9,485	9,308
Other[2]	194	77	178	169	160	151	141
Total PNFC Sector	38,707	39,987	40,679	40,964	40,964	41,071	41,110

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

8.2.3	Returns to government

PNFC Sector entities provide returns to government by way of dividends and tax equivalent payments.

Dividends

A GOC’s dividend policy is agreed with shareholding Ministers as part of the Statement of Corporate Intent for the relevant period. A Statement of Corporate Intent represents a performance contract between the shareholding Ministers and a GOC board, with the board being accountable to shareholding Ministers for meeting financial and non-financial performance targets and delivering on the outcomes detailed in the Statement of Corporate Intent.

When establishing the dividend policy for the period, GOC boards are expected to ensure it considers the return shareholders expect on their investments and the levels of equity required to maintain a preferred capital structure. The final dividend payment is determined in accordance with the GOC Act.

Total PNFC Sector dividends for 2019-20 were $279 million less than forecast at the time of the 2019-20 State Budget. This was driven by a $214 million reduction in dividends from the electricity generation businesses, primarily due to lower electricity prices impacting revenues.

Budget Strategy and Outlook 2020-21

Water sector dividends in 2019-20 were $40 million less than forecast at the time of the 2019-20 State Budget, driven by Sunwater’s decision to provision for a potential future liability in relation to the 2011 South East Queensland Floods Class Action.

Lower expected profits are translating into lower dividends over the forward estimates, with declines in the electricity networks and generation sectors partly offset by an increase in the rail and ports sectors. PNFC Sector dividends are projected to decrease from $1.086 billion in 2019-20 to $630 million in 2020-21, before increasing to a projected $695 million in 2023-24. The reduction in dividends over the forward estimates relative to 2019-20 is being driven by the electricity sector.

Electricity network dividends are expected to drop by 80% to $106 million in 2020-21 due to the AER’s revenue determination leading to a projected fall in EQL’s profitability, to then slightly increase to $122 million by 2023-24.

Electricity generation dividends are also expected to decline with the entry of renewable generation capacity keeping downward pressure on electricity prices. The rebound in 2023-24 is correlated with the expected closure of the Liddell Power Station in New South Wales tempering electricity supply in the market.

Ports sector dividends are forecast to maintain stable levels over the forward estimates with gradual growth in line with profits.

Water sector dividends are expected to remain low over the forward estimates due to the increased costs of Sunwater’s DIP to ensure the safety and stability of dams and the ongoing safety of downstream communities.

Table 8.3	Dividends[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	771	596	532	106	133	124	122
Electricity Generation	615	519	305	278	222	169	247
Rail	142	102	119	142	160	176	172
Ports	99	102	110	97	118	131	144
Water	58	45	5	8	9	10	10
Other[2]	8	—	15	—	—	—	—
Total PNFC Sector	1,694	1,365	1,086	630	641	609	695

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

Budget Strategy and Outlook 2020-21

Tax equivalent payments

Tax equivalent payments (TEPs) are paid by the PNFC Sector entities to recognise the benefits derived because they are not liable to pay Australian Government tax. The primary objective of the payment is to promote competitive neutrality, through a uniform application of income tax laws between the government-owned entities and their privately held counterparts.

TEPs generally move in line with earnings over time. TEPs are forecast to decrease from $716 million in 2019-20 to $402 million by 2022-23, then increase to $424 million in 2023-24.

Table 8.4	Tax equivalent payments[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	363	371	358	158	176	170	169
Electricity Generation	444	234	232	163	136	130	160
Rail	60	48	55	51	51	29	18
Ports	45	54	56	50	57	61	66
Water	30	8	12	4	5	6	6
Other[2]	3	5	3	5	5	5	5
Total PNFC Sector	945	720	716	431	431	402	424

Notes:

1.	Numbers may not add due to rounding.
2.	Includes other public corporations.

Competitive Neutrality Fees

In accordance with the National Competition Policy principles, GOCs are expected to operate on the basis that they do not experience significant advantages or disadvantages by virtue of their government ownership. One of the most significant advantages available to GOCs is the ability to borrow funds at a lower rate than private sector competitors on the basis of the State Government’s credit strength.

In order to account for this advantage, the Competition Principles Agreement requires a notional charge to be applied to a GOC’s cost of debt. A competitive neutrality fee (CNF) is applied to all borrowings and financial arrangements in the nature of debt obligations. In general, changes in CNF payments reflect movements in borrowing amounts, interest rate spreads and the entity’s stand-alone credit rating.

Total PNFC Sector CNF payments for 2019-20 were $170 million, in line with the 2019-20 State Budget forecast. CNF payments are forecast to increase to $192 million by 2023-24.

Budget Strategy and Outlook 2020-21

Table 8.5	Competitive neutrality fee payments[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	89	106	106	118	125	124	139
Electricity Generation	17	17	16	15	14	12	12
Rail	34	30	33	27	26	26	27
Ports	11	12	10	10	10	9	8
Water	5	5	5	4	5	5	6
Total PNFC Sector	156	169	170	175	180	176	192

Note:

1.	Numbers may not add due to rounding.

8.2.4	Community service obligation and rail transport services contract payments

For public policy reasons government will direct or require businesses to perform activities that are not in the entity’s commercial interest (for example, offering services at a reduced price to benefit a community). In these situations, the government can provide a community service obligation (CSO) payment to the entity for the cost of delivering an uncommercial service.

Transport Services Contract (TSC) payments are made to Queensland Rail to provide rail passenger services at non-commercial (subsidised) prices for the commuter and tourism markets.

In line with the Queensland Government’s Uniform Tariff Policy, a CSO payment is provided to EQL to compensate the retail subsidiary for the increased costs of operating in regional Queensland. This subsidy is provided to ensure that Queenslanders, regardless of their geographic location, pay a similar price for their electricity.

Seqwater and Sunwater own and operate water supply schemes, where irrigation prices for some schemes are set below the level necessary to recover the cost of supplying water to irrigators. The government provides a CSO to offset the reduced revenue.

Total PNFC Sector CSO and TSC payments for 2019-20 were $2.302 billion, in line with the $2.309 billion forecast at the time of the 2019-20 State Budget.

In 2020-21, it is estimated that the government will provide CSO and TSC payments to PNFC Sector entities of $2.434 billion. This is forecast to increase to $2.679 billion by 2023-24, largely driven by the TSC. The increase in the TSC is due to a mix of factors such as changes in patronage, escalation of service delivery costs, progression of capital works and operational readiness activities to support Cross River Rail, and forecast growth in services.

Relative to 2019-20, water CSO payments are forecast to increase over the forward estimates, due to the government’s commitment to reduce rural irrigation water prices for Sunwater and Seqwater customers.

Budget Strategy and Outlook 2020-21

Table 8.6	Community service obligation payments and transport services contracts[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	462	498	498	454	502	505	490
Rail	1,778	1,801	1,794	1,959	2,074	2,131	2,163
Water	10	10	9	21	35	27	26
Total PNFC Sector	2,250	2,309	2,302	2,434	2,612	2,663	2,679

Note:

1.	Numbers may not add due to rounding.

8.2.5	Equity movements

The levels and weightings of GOC debt and equity are managed by the government to maintain an optimal and efficient capital structure. Corporations may have different target capital structures for different business entities or to support expected capital programs and projects.

Total PNFC Sector Equity Injections for 2019-20 were $279 million, significantly higher than the $19 million forecast at the time of the 2019-20 State Budget. The increase is primarily due to the transfer of Queensland Country Bank Stadium to Stadiums Queensland.

Equity movements in the PNFC Sector across the forward estimates will be primarily influenced by the Renewable Energy Fund, as discussed previously.

Across the forward estimates, forecast equity movements in the electricity networks sector are intended to maintain the gearing ratios of these businesses over time. Forecast equity movements in the electricity generation sector relate to the $250 million in funding allocated to CleanCo for its Karara Wind Farm.

Over the forward estimates, Port of Townsville will receive $105 million of contributed equity for the Channel Capacity Upgrade project. The Queensland Government has further committed $30 million to upgrade facilities at the Ports North owned Cairns Marine Precinct and fund a business case for future development. Gladstone Ports Corporation, under a project agreement with the Australian Government, is to receive $10 million for new infrastructure at the Port of Bundaberg, subject to completing project milestones.

Queensland Rail will receive an equity injection of $35 million in 2022-23 to support its capital program.

It is projected that Sunwater will receive an equity injection of $100 million in 2023-24 to undertake essential dam safety upgrades at Burdekin Falls Dam.

Budget Strategy and Outlook 2020-21

Table 8.7	Equity movements[1]

	2018-19 Outcome $ million	2019-20 Budget $ million	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Electricity Networks	—	(106)	(67)	(80)	(130)	(80)	(130)
Electricity Generation	(80)	50	(5)	43	182	25	—
Rail	481	—	—	—	—	35	—
Ports	90	40	30	76	48	—	20
Water	(6)	—	(3)	—	—	—	100
Other[2]	(2)	35	323	128	125	125	125
Total PNFC Sector	483	19	279	167	225	105	115

Notes:

1.	Numbers may not add due to rounding. Bracketed numbers represent equity returns from the PNFC Sector to the General Government Sector.
2.	Includes other public corporations such as Stadiums Queensland and potential funding allocations for the Renewable Energy Fund while the operation and application of the fund is being finalised.

Budget Strategy and Outlook 2020-21

9	Uniform Presentation Framework

9.1	Context

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) first agreed to at the Premier’s Conference in 1991.

The UPF has been reviewed a number of times, most significantly following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

The UPF was reviewed, most recently, in February 2019 following the 2015 update to the Australian GFS Framework. The changes formalised the revised reporting that had already been adopted by Queensland in the 2018-19 Budget. In addition, this chapter provides:

•	a time series for the General Government Sector using the revised UPF

•	details of General Government Sector grant revenue and expenses

•	details of General Government Sector dividend and income tax equivalent income

•	data on General Government Sector expenses and purchases of non-financial assets by function

•	details of taxation revenue collected by the General Government Sector

•	contingent liabilities

•	background information on the revised UPF and disclosure differences arising from it including the conceptual basis, sector definitions and a list of reporting entities.

9.2	Uniform Presentation Framework financial information

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on the harmonised basis for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public sectors.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations sector is not included.

Budget Strategy and Outlook 2020-21

Table 9.1	General Government Sector Operating Statement[1]

			2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
	Revenue from Transactions
	Taxation revenue		14,585	14,330	15,347	16,130	16,967
	Grants revenue		27,641	29,094	30,697	32,087	33,454
	Sales of goods and services		5,618	5,975	6,152	6,243	6,532
	Interest income		2,076	1,882	2,374	2,418	2,460
	Dividend and income tax equivalent income		1,929	1,179	1,202	1,174	1,298
	Other revenue		5,915	3,788	4,732	5,342	5,616
	Total Revenue from Transactions		57,764	56,249	60,504	63,394	66,326

Less	Expenses from Transactions
	Employee expenses		25,660	26,470	26,848	27,864	28,962
	Superannuation expenses
	Superannuation interest cost		354	246	189	184	200
	Other superannuation expenses		3,183	3,231	3,238	3,352	3,431
	Other operating expenses		17,087	16,956	16,525	16,665	17,252
	Depreciation and amortisation		4,033	4,251	4,416	4,580	4,775
	Other interest expenses		1,486	1,725	1,790	1,884	1,996
	Grants expenses		11,695	12,003	11,801	11,345	11,098
	Total Expenses from Transactions		63,498	64,881	64,806	65,874	67,715

Equals	Net Operating Balance		(5,734)	(8,633)	(4,303)	(2,480)	(1,389)

Plus	Other economic flows - included in operating result		(5,015)	4,146	188	115	413

Equals	Operating Result		(10,749)	(4,486)	(4,115)	(2,366)	(975)

Plus	Other economic flows - other movements in equity		2,976	2,294	1,728	2,200	3,678

Equals	Comprehensive Result - Total Change In Net Worth		(7,773)	(2,192)	(2,387)	(166)	2,703

	KEY FISCAL AGGREGATES

	Net Operating Balance		(5,734)	(8,633)	(4,303)	(2,480)	(1,389)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		6,291	7,572	8,136	8,078	7,762
	Less	Sales of non-financial assets	230	255	270	259	261
	Less	Depreciation	4,033	4,251	4,416	4,580	4,775
	Plus	Change in inventories	107	19	33	(8)	(54)
	Plus	Other movements in non-financial assets	1,289	1,724	1,298	934	310
	Equals	Total Net Acquisition of Non-financial Assets	3,424	4,808	4,782	4,166	2,982

Equals	Fiscal Balance		(9,158)	(13,440)	(9,085)	(6,647)	(4,370)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.2	Public Non-financial Corporations Sector Operating Statement[1]

			2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
	Revenue from Transactions
	Grants revenue		646	577	644	600	584
	Sales of goods and services		12,359	11,610	12,163	12,252	12,711
	Interest income		87	70	79	82	87
	Dividend and income tax equivalent income		14	13
	Other revenue		482	337	368	388	363
	Total Revenue from Transactions		13,589	12,607	13,254	13,321	13,745

Less	Expenses from Transactions
	Employee expenses		2,087	2,196	2,260	2,313	2,373
	Superannuation expenses
	Superannuation interest cost		(5)
	Other superannuation expenses		237	228	236	243	251
	Other operating expenses		5,129	4,437	4,552	4,630	4,748
	Depreciation and amortisation		2,719	2,916	3,070	3,097	3,100
	Other interest expenses		1,776	1,745	1,685	1,605	1,561
	Grants expenses		(19)	24	24	25	25
	Other property expenses		737	435	435	406	428
	Total Expenses from Transactions		12,662	11,981	12,263	12,320	12,486

Equals	Net Operating Balance		927	626	991	1,002	1,259

Plus	Other economic flows - included in operating result		(944)	(15)	(59)	(181)	(331)

Equals	Operating Result		(17)	611	932	821	928

Plus	Other economic flows - other movements in equity		(651)	(319)	105	78	31

Equals	Comprehensive Result - Total Change In Net Worth		(668)	292	1,037	898	959

	KEY FISCAL AGGREGATES

	Net Operating Balance		927	626	991	1,002	1,259

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		3,156	3,460	3,674	3,449	3,242
	Less	Sales of non-financial assets	36	44	47	16	11
	Less	Depreciation	2,719	2,916	3,070	3,097	3,100
	Plus	Change in inventories	50	37	6		11
	Plus	Other movements in non-financial assets	170	120	106	110	114
	Equals	Total Net Acquisition of Non-financial Assets	621	656	669	446	256

Equals	Fiscal Balance		306	(30)	322	556	1,003

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.3	Non-financial Public Sector Operating Statement[1]

			2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
	Revenue from Transactions
	Taxation revenue		14,254	14,024	15,034	15,817	16,638
	Grants revenue		27,674	29,115	30,708	32,098	33,466
	Sales of goods and services		15,596	14,956	15,445	15,794	16,646
	Interest income		2,140	1,921	2,419	2,465	2,512
	Dividend and income tax equivalent income		141	130	129	162	179
	Other revenue		6,351	4,124	5,098	5,728	5,977
	Total Revenue from Transactions		66,156	64,271	68,833	72,064	75,417

Less	Expenses from Transactions
	Employee expenses		27,629	28,544	28,984	30,051	31,209
	Superannuation expenses
	Superannuation interest cost		349	246	189	184	200
	Other superannuation expenses		3,421	3,459	3,474	3,595	3,683
	Other operating expenses		19,768	18,757	18,200	18,587	19,394
	Depreciation and amortisation		6,752	7,167	7,486	7,677	7,875
	Other interest expenses		3,070	3,265	3,261	3,278	3,331
	Grants expenses		11,062	11,471	11,192	10,781	10,550
	Total Expenses from Transactions		72,049	72,908	72,786	74,152	76,242

Equals	Net Operating Balance		(5,893)	(8,637)	(3,953)	(2,088)	(825)

Plus	Other economic flows - included in operating result		(6,033)	4,051	(8)	(145)	(47)

Equals	Operating Result		(11,926)	(4,586)	(3,961)	(2,233)	(872)

Plus	Other economic flows - other movements in equity		4,153	2,394	1,574	2,068	3,574

Equals	Comprehensive Result - Total Change In Net Worth		(7,773)	(2,192)	(2,387)	(166)	2,703

	KEY FISCAL AGGREGATES

	Net Operating Balance		(5,893)	(8,637)	(3,953)	(2,088)	(825)

Less	Net Acquisition of Non-financial Assets
	Purchases of non-financial assets		9,467	11,032	11,811	11,527	11,004
	Less	Sales of non-financial assets	266	300	317	275	271
	Less	Depreciation	6,752	7,167	7,486	7,677	7,875
	Plus	Change in inventories	156	55	40	(8)	(43)
	Plus	Other movements in non-financial assets	1,460	1,844	1,403	1,045	424
	Equals	Total Net Acquisition of Non-financial Assets	4,065	5,464	5,451	4,612	3,238

Equals	Fiscal Balance		(9,958)	(14,101)	(9,404)	(6,700)	(4,063)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.4	General Government Sector balance sheet[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Assets
Financial Assets
Cash and deposits	1,205	1,005	944	905	1,005
Advances paid	1,280	1,415	1,535	1,566	1,334
Investments, loans and placements	29,580	34,851	35,473	36,102	36,823
Receivables	4,490	4,459	3,441	4,176	4,486
Equity
Investments in other public sector entities	21,560	21,852	22,889	23,787	24,746
Investments - other	163	164	164	164	164
Total Financial Assets	58,278	63,745	64,446	66,700	68,558

Non-financial Assets
Land and other fixed assets	223,280	235,537	241,580	247,113	251,825
Other non-financial assets	6,928	6,965	7,072	7,158	7,349
Total Non-financial Assets	230,207	242,503	248,653	254,271	259,174

Total Assets	288,485	306,247	313,099	320,971	327,732

Liabilities
Payables	5,729	4,470	4,531	4,596	4,654
Superannuation liability	27,808	27,475	26,784	25,583	22,859
Other employee benefits	8,327	8,532	8,733	8,946	9,023
Advances received	1,845	1,506	1,333	1,196	1,324
Borrowing with QTC	37,570	53,501	64,525	73,924	80,653
Leases and other similar arrangements	6,499	7,565	7,408	7,484	7,768
Securities and derivatives	198	198	198	198	198
Other liabilities	6,779	11,463	10,435	10,058	9,563
Total Liabilities	94,754	114,708	123,947	131,985	136,042

Net Worth	193,731	191,539	189,152	188,987	191,689

Net Financial Worth	(36,476)	(50,963)	(59,500)	(65,285)	(67,484)
Net Financial Liabilities	58,036	72,815	82,389	89,072	92,231
Net Debt	14,046	25,499	35,511	44,228	50,782

Notes:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.5	Public Non-financial Corporations Sector balance sheet[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Assets
Financial Assets
Cash and deposits	889	945	890	1,012	1,177
Advances paid	1,491	1,216	1,102	1,021	1,200
Investments, loans and placements	1,787	845	723	652	618
Receivables	1,484	1,495	1,568	1,518	1,535
Equity
Investments - other	279	9	9	9	9
Total Financial Assets	5,930	4,510	4,292	4,212	4,540

Non-financial Assets
Land and other fixed assets	63,522	64,960	66,408	67,565	68,459
Other non-financial assets	1,388	1,417	1,495	1,587	1,709
Total Non-financial Assets	64,910	66,377	67,903	69,152	70,168

Total Assets	70,840	70,887	72,196	73,364	74,707

Liabilities
Payables	2,210	1,718	1,846	1,867	2,003
Superannuation liability	(152)	(149)	(149)	(149)	(148)
Other employee benefits	911	923	935	949	964
Deposits held	13	13	13	13	13
Advances received	6	5	4	4	3
Borrowing with QTC	38,894	39,967	40,101	40,294	40,385
Leases and other similar arrangements	492	468	436	400	366
Securities and derivatives	1,315	529	427	377	359
Other liabilities	8,183	8,152	8,285	8,413	8,608
Total Liabilities	51,871	51,626	51,898	52,168	52,552

Net Worth	18,969	19,261	20,298	21,196	22,155

Net Financial Worth	(45,941)	(47,116)	(47,605)	(47,956)	(48,013)
Net Debt	36,552	37,975	38,266	38,402	38,131

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.6	Non-financial Public Sector balance sheet[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Assets
Financial Assets
Cash and deposits	2,094	1,949	1,834	1,917	2,182
Advances paid	1,274	1,410	1,541	1,580	1,349
Investments, loans and placements	31,366	35,696	36,196	36,753	37,441
Receivables	4,669	5,145	4,108	4,736	4,957
Equity
Investments in other public sector entities	2,592	2,592	2,599	2,598	2,597
Investments - other	442	173	173	173	173
Total Financial Assets	42,438	46,964	46,450	47,756	48,699

Non-financial Assets
Land and other fixed assets	286,800	300,496	307,987	314,677	320,283
Other non-financial assets	1,236	1,228	1,244	1,179	1,178
Total Non-financial Assets	288,037	301,724	309,232	315,857	321,462

Total Assets	330,475	348,688	355,682	363,613	370,160

Liabilities
Payables	6,676	5,421	5,518	5,548	5,636
Superannuation liability	27,656	27,326	26,635	25,435	22,711
Other employee benefits	9,238	9,456	9,668	9,896	9,987
Deposits held	13	13	13	13	13
Advances received	354	289	240	191	143
Borrowing with QTC	76,464	93,467	104,626	114,217	121,039
Leases and other similar arrangements	6,991	8,033	7,843	7,884	8,135
Securities and derivatives	1,505	720	618	567	549
Other liabilities	7,847	12,425	11,368	10,874	10,259
Total Liabilities	136,743	157,149	166,530	174,626	178,471

Net Worth	193,731	191,539	189,152	188,987	191,689

Net Financial Worth	(94,305)	(110,185)	(120,079)	(126,870)	(129,772)
Net Financial Liabilities	96,897	112,777	122,678	129,468	132,369
Net Debt	50,592	63,467	73,770	82,624	88,906

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.7	General Government Sector Cash Flow Statement[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Cash Receipts from Operating Activities
Taxes received	13,870	13,749	16,605	16,128	16,965
Grants and subsidies received	28,841	27,948	30,673	31,542	33,378
Sales of goods and services	6,055	6,245	6,415	6,513	6,807
Interest receipts	1,997	2,017	2,372	2,416	2,458
Dividends and income tax equivalents	2,756	1,690	1,121	1,101	1,198
Other receipts	7,048	5,011	5,899	6,480	6,599
Total Operating Receipts	60,567	56,661	63,084	64,180	67,405

Cash Payments for Operating Activities
Payments for employees	(29,332)	(30,442)	(30,823)	(32,041)	(33,304)
Payments for goods and services	(19,019)	(19,128)	(19,249)	(18,654)	(19,179)
Grants and subsidies	(10,928)	(11,993)	(11,755)	(11,223)	(11,053)
Interest paid	(1,460)	(1,679)	(1,725)	(1,813)	(1,917)
Other payments	(8)
Total Operating Payments	(60,747)	(63,243)	(63,552)	(63,731)	(65,453)

Net Cash Inflows from Operating Activities	(180)	(6,581)	(468)	449	1,952

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(6,291)	(7,572)	(8,136)	(8,078)	(7,762)
Sales of non-financial assets	230	255	270	259	261
Net Cash Flows from Investments in Non-financial Assets	(6,061)	(7,316)	(7,867)	(7,819)	(7,501)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(941)	(305)	(364)	(163)	90

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	4,391	(822)	(622)	(628)	(726)

Receipts from Financing Activities
Advances received (net)	(847)	(337)	(170)	(135)	131
Borrowing (net)	2,975	15,162	9,430	8,257	6,155
Net Cash Flows from Financing Activities	2,128	14,825	9,261	8,122	6,286

Net Increase/(Decrease) in Cash held	(663)	(201)	(61)	(39)	100

Net cash from operating activities	(180)	(6,581)	(468)	449	1,952
Net cash flows from investments in non-financial assets	(6,061)	(7,316)	(7,867)	(7,819)	(7,501)
Surplus/(Deficit)	(6,241)	(13,898)	(8,335)	(7,370)	(5,549)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(6,241)	(13,898)	(8,335)	(7,370)	(5,549)
Acquisitions under finance leases and similar arrangements	(1,263)	(1,571)	(1,119)	(829)	(128)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(7,503)	(15,468)	(9,454)	(8,200)	(5,677)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.8	Public Non-financial Corporations Sector Cash Flow Statement[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million
Cash Receipts from Operating Activities
Grants and subsidies received	643	589	615	590	571
Sales of goods and services	14,582	13,155	13,746	13,943	14,364
Interest receipts	88	70	79	82	87
Dividends and income tax equivalents	14	13
Other receipts	373	232	267	283	255
Total Operating Receipts	15,701	14,059	14,708	14,898	15,277

Cash Payments for Operating Activities
Payments for employees	(2,219)	(2,406)	(2,484)	(2,542)	(2,609)
Payments for goods and services	(6,307)	(5,788)	(5,892)	(6,051)	(6,098)
Grants and subsidies	(263)	(67)	(24)	(25)	(25)
Interest paid	(1,771)	(1,736)	(1,684)	(1,606)	(1,561)
Other payments	(1,471)	(973)	(875)	(845)	(994)
Total Operating Payments	(12,030)	(10,969)	(10,960)	(11,068)	(11,287)

Net Cash Inflows from Operating Activities	3,671	3,089	3,747	3,830	3,990

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(3,156)	(3,460)	(3,674)	(3,449)	(3,242)
Sales of non-financial assets	36	44	47	16	11
Net Cash Flows from Investments in Non-financial Assets	(3,120)	(3,416)	(3,627)	(3,433)	(3,231)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	707	195	(16)	1	(308)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(29)	(15)	(12)	(13)	(14)

Receipts from Financing Activities
Advances received (net)	5	(1)	(1)	(1)	(1)
Borrowing (net)	733	1,030	94	149	49
Dividends paid	(1,799)	(1,071)	(630)	(641)	(609)
Deposits received (net)	(1)
Other financing (net)	19	243	390	230	290
Net Cash Flows from Financing Activities	(1,043)	202	(147)	(263)	(272)

Net Increase/(Decrease) in Cash held	186	55	(55)	122	165

Net cash from operating activities	3,671	3,089	3,747	3,830	3,990
Net cash flows from investments in non-financial assets	(3,120)	(3,416)	(3,627)	(3,433)	(3,231)
Dividends paid	(1,799)	(1,071)	(630)	(641)	(609)
Surplus/(Deficit)	(1,248)	(1,397)	(510)	(245)	150

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(1,248)	(1,397)	(510)	(245)	150
Acquisitions under finance leases and similar arrangements	(54)	(14)	(5)	(6)	(6)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(1,302)	(1,412)	(515)	(251)	143

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.9	Non-financial Public Sector Cash Flow Statement[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million

Cash Receipts from Operating Activities
Taxes received	13,543	13,444	16,292	15,816	16,637
Grants and subsidies received	28,875	27,982	30,654	31,543	33,377
Sales of goods and services	18,222	16,407	16,909	17,369	18,192
Interest receipts	2,061	2,057	2,416	2,463	2,510
Dividends and income tax equivalents	81	137	121	145	171
Other receipts	7,441	5,241	6,161	6,758	6,851
Total Operating Receipts	70,223	65,267	72,554	74,093	77,737

Cash Payments for Operating Activities
Payments for employees	(31,432)	(32,726)	(33,183)	(34,456)	(35,786)
Payments for goods and services	(22,875)	(21,916)	(21,880)	(21,607)	(22,289)
Grants and subsidies	(10,581)	(11,505)	(11,146)	(10,659)	(10,506)
Interest paid	(3,041)	(3,210)	(3,196)	(3,209)	(3,252)
Other payments	(571)	(473)	(501)	(525)	(572)
Total Operating Payments	(68,500)	(69,830)	(69,905)	(70,456)	(72,405)

Net Cash Inflows from Operating Activities	1,723	(4,563)	2,649	3,637	5,332

Cash Flows from Investments in Non-Financial Assets
Purchases of non-financial assets	(9,467)	(11,032)	(11,811)	(11,527)	(11,004)
Sales of non-financial assets	266	300	317	275	271
Net Cash Flows from Investments in Non-financial Assets	(9,201)	(10,732)	(11,494)	(11,252)	(10,732)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	(916)	(143)	(114)	(21)	248

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	4,362	(837)	(635)	(640)	(740)

Receipts from Financing Activities
Advances received (net)	(64)	(62)	(46)	(47)	(46)
Borrowing (net)	3,708	16,192	9,525	8,406	6,203
Deposits received (net)	(1)
Other financing (net)	(88)
Net Cash Flows from Financing Activities	3,555	16,130	9,479	8,360	6,157

Net Increase/(Decrease) in Cash held	(477)	(145)	(116)	83	265

Net cash from operating activities	1,723	(4,563)	2,649	3,637	5,332
Net cash flows from investments in non-financial assets	(9,201)	(10,732)	(11,494)	(11,252)	(10,732)
Surplus/(Deficit)	(7,478)	(15,295)	(8,845)	(7,615)	(5,400)

Derivation of ABS GFS Cash Surplus/Deficit
Cash surplus/(deficit)	(7,478)	(15,295)	(8,845)	(7,615)	(5,400)
Acquisitions under finance leases and similar arrangements	(1,316)	(1,585)	(1,124)	(835)	(134)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	(8,794)	(16,880)	(9,969)	(8,450)	(5,534)

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

9.3	General Government Sector time series

Data presented in Table 9.10 provides a time series from 2008-09 to 2019-20 for the General Government Sector on the key fiscal aggregates used by the government to measure financial performance. These aggregates have been backcast (as far as possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

Budget Strategy and Outlook 2020-21

Table 9.10 General Government Sector Time Series1

	2008-09 Actual $ million	2009-10 Actual $ million	2010-11 Actual $ million	2011-12 Actual $ million	2012-13 Actual $ million	2013-14 Actual $ million	2014-15 Actual $ million	2015-16 Actual $ million	2016-17 Actual $ million	2017-18 Actual $ million	2018-19 Actual $ million	2019-20 Actual $ million

Revenue from Transactions
Taxation revenue	8,866	9,375	9,981	10,608	10,937	11,840	12,598	12,547	12,919	13,244	14,165	14,585
Grant revenue	17,481	20,205	20,338	22,652	18,322	21,740	23,583	23,740	27,384	27,966	28,307	27,641
Sales of goods and services	3,648	3,961	4,172	5,002	5,087	5,039	5,443	5,712	5,642	5,884	5,783	5,618
Interest income	1,482	2,204	2,368	2,485	2,644	2,460	2,470	2,543	2,351	2,389	2,191	2,076
Dividend and income tax equivalent income	1,180	949	1,232	1,112	1,351	1,975	2,554	2,661	2,675	2,920	2,784	1,929
Other revenue	4,421	3,033	3,921	3,942	3,415	3,650	3,322	3,577	5,223	5,685	6,598	5,915
Total Revenue	37,078	39,727	42,013	45,801	41,755	46,705	49,970	50,780	56,194	58,087	59,828	57,764

Expenses from Transactions
Employee expenses	14,310	15,566	16,826	18,250	18,130	17,816	18,592	20,045	21,258	22,681	24,019	25,660
Superannuation expenses
Superannuation interest costs	858	1,320	1,240	1,216	923	963	878	767	514	667	653	354
Other superannuation expenses	2,012	2,051	2,171	2,301	2,420	2,277	2,319	2,507	2,661	2,741	3,012	3,183
Other operating expenses	7,300	7,568	8,646	9,497	12,817	13,108	14,539	14,811	15,578	17,259	16,480	17,087
Depreciation and amortisation	2,496	2,501	2,507	2,777	2,902	3,060	3,137	2,921	3,068	3,326	3,451	4,033
Other interest expenses	599	803	1,125	1,659	1,940	2,200	2,328	2,220	1,722	1,614	1,581	1,486
Grant expenses	9,525	9,790	10,963	10,327	7,182	6,792	7,758	6,841	8,568	8,048	9,647	11,695
Total Expenses	37,099	39,599	43,479	46,028	46,312	46,217	49,551	50,112	53,369	56,337	58,843	63,498

Net Operating Balance	(21)	128	(1,466)	(226)	(4,558)	488	420	668	2,825	1,750	985	(5,734)

OTHER KEY AGGREGATES

Purchases of non-financial assets	6,772	8,959	8,237	7,971	7,001	6,323	4,635	4,044	4,620	5,126	5,764	6,291

Net acquisition of non-financial assets	4,349	6,665	5,583	5,241	3,389	3,087	992	1,164	2,265	2,337	3,192	3,424

Fiscal Balance	(4,371)	(6,537)	(7,049)	(5,467)	(7,947)	(2,599)	(572)	(497)	560	(587)	(2,207)	(9,158)

Cash Surplus/(Deficit)	(2,866)	(5,341)	(5,880)	(4,951)	(8,585)	(3,213)	(105)	866	1,448	337	302	(6,241)

Net Worth	184,277	175,588	177,875	170,745	172,963	166,492	171,933	188,099	194,988	195,038	200,861	193,731

Net Debt	(19,251)	(13,354)	(9,542)	(5,720)	2,399	5,208	5,749	653	(355)	(509)	(198)	14,046

Borrowing with QTC[2]	9,671	15,182	23,711	28,391	36,508	39,864	41,343	34,200	31,358	29,256	29,468	37,570

Leases and similar arrangements	637	734	882	1,126	1,370	1,503	1,761	1,286	1,882	2,142	2,612	6,499

Borrowing with QTC (NFPS)	41,726	50,745	52,521	60,205	67,116	70,668	73,256	71,160	69,107	66,964	67,576	76,464

Leases and similar arrangements (NFPS)	637	735	884	1,127	1,559	1,752	1,802	1,316	1,882	2,142	2,612	6,991

Securities and derivatives (NFPS)	282	234	303	210	411	216	175	446	895	405	720	1,505

Notes:

1.	Numbers may not add due to rounding.
2.	Borrowing with QTC in 2013-14 includes bank overdraft of $1.434 billion.

Source: Report on State Finances for Queensland 2009-10 to 2019-20. (Numbers have been recast for changes to UPF presentation.)

Budget Strategy and Outlook 2020-21

9.4	Other General Government uniform presentation framework data

Data in the following tables is presented in accordance with the UPF.

9.4.1	Grants

Data presented in Tables 9.11 and 9.12 provide details of General Government Sector current and capital grant revenue and expenses.

Table 9.11	General Government Sector grant revenue[1]

	2019-20 Outcome $ million	2020-21 Budget $ million

Current grant revenue
Current grants from the Commonwealth
General purpose grants	12,794	12,730
Specific purpose grants	9,018	9,890
Specific purpose grants for on-passing	3,658	3,312
Total current grants from the Commonwealth	25,470	25,932
Other contributions and grants	330	366
Total current grant revenue	25,800	26,298

Capital grant revenue
Capital grants from the Commonwealth
Specific purpose grants	1,803	2,742
Total capital grants from the Commonwealth	1,803	2,742
Other contributions and grants	38	54
Total capital grant revenue	1,841	2,796
Total grant revenue	27,641	29,094

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

Table 9.12	General Government Sector grant expenses[1]

	2019-20 Outcome $ million	2020-21 Budget $ million

Current grant expense
Private and Not-for-profit sector	2,999	2,906
Private and Not-for-profit sector on-passing	3,163	3,089
Local Government	193	362
Local Government on-passing	504	243
Grants to other sectors of Government	2,136	2,532
Other	968	632
Total current grant expense	9,963	9,764

Capital grant expense
Private and Not-for-profit sector	529	751
Local Government	1,070	1,330
Grants to other sectors of Government	34	20
Other	98	138
Total capital grant expense	1,732	2,238
Total grant expense	11,695	12,003

Note:

1.	Numbers may not add due to rounding.

9.4.2	Dividends and income tax equivalent income

Table 9.13 provides details of the source of dividend and income tax equivalent income in the General Government Sector.

Table 9.13	General Government Sector dividend and income tax equivalent income[1]

	2019-20 Outcome $ million	2020-21 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	1,802	1,062
Dividend and Income Tax Equivalent income from PFC sector	127	117
Total Dividend and Income Tax Equivalent income	1,929	1,179

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

9.4.3	Expenses by function

Data presented in Table 9.14 provides details of General Government Sector expenses by function.

Table 9.14	General Government Sector expenses by function[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million

General public services	6,829	5,730	5,071	5,035	5,157
Public order and safety	5,635	5,953	5,763	5,994	6,225
Economic affairs	1,981	2,434	2,086	1,965	1,921
Environmental protection	939	791	747	694	646
Housing and community amenities	983	1,084	1,174	1,142	1,120
Health	19,258	20,184	20,112	20,588	21,673
Recreation, culture and religion	920	856	825	795	768
Education	15,404	15,586	16,639	17,226	17,776
Social protection	4,994	5,282	5,053	5,111	5,244
Transport	6,554	6,980	7,336	7,325	7,184

Total Expenses	63,498	64,881	64,805	65,875	67,715

Note:

1.	Numbers may not add due to rounding.

9.4.4	Purchases of non-financial assets by function

Data presented by Table 9.15 provides details of General Government Sector purchases of non-financial assets by function.

Budget Strategy and Outlook 2020-21

Table 9.15	General Government Sector purchases of non-financial assets by function[1]

	2019-20 Outcome $ million	2020-21 Budget $ million	2021-22 Projection $ million	2022-23 Projection $ million	2023-24 Projection $ million

General public services	218	190	360	501	10
Public order and safety	501	629	524	446	259
Economic affairs	31	43	65	40	32
Environmental protection	66	42	37	24	26
Housing and community amenities	326	480	388	211	224
Health	706	993	1,493	949	437
Recreation, culture and religion	78	103	80	73	29
Education	1,177	1,631	831	542	596
Social protection	50	51	36	31	10
Transport	3,138	3,410	4,324	5,262	6,140

Total Purchases	6,291	7,572	8,136	8,078	7,762

Note:

1.	Numbers may not add due to rounding.

9.4.5	Taxes

Data presented in Table 9.16 provides details of taxation revenue collected by the General Government Sector.

Budget Strategy and Outlook 2020-21

Table 9.16	General Government Sector taxes[1]

	2019-20 Outcomes $ million	2020-21 Budget $ million

Taxes on employers’ payroll and labour force	4,211	3,896

Taxes on property
Land taxes	1,406	1,493
Stamp duties on financial and capital transactions	3,041	2,694
Other	1,165	1,195

Taxes on the provision of goods and services
Taxes on gambling	1,258	1,477
Taxes on insurance	1,060	1,078

Taxes on use of goods and performance of activities
Motor vehicle taxes	2,443	2,496

Total Taxation Revenue	14,585	14,330

Note:

1.	Numbers may not add due to rounding.

9.5	Contingent liabilities

Contingent liabilities represent items that are not included in the budget as significant uncertainty exists as to whether the government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the government’s financial position in the future.

The state’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2019-20 Report on State Finances – whole-of-government financial statements (note 43).

A summary of the state’s quantifiable contingent liabilities as at 30 June 2020 is provided in Table 9.17.

Table 9.17	Contingent liabilities

2019-20 $ million
Nature of contingent liability

Guarantees and indemnities	13,217
Other	155

Total	13,371

Budget Strategy and Outlook 2020-21

9.6	Background and interpretation of uniform presentation framework

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following the release of the AASB accounting standard, AASB 1049 Whole of Government and General Government Sector Financial Reporting.

This standard aims to harmonise GFS and GAAP with the objective of improving the clarity and transparency of government financial statements.

9.6.1	Accrual Government Finance Statistics framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistics standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refers to a unit’s holdings of assets and liabilities at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about from mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction.

In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating balance or fiscal balance.

9.6.2	Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

9.6.3	Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of the AASB 1049, the AASB adopted the following approaches:

•	adoption of GAAP definition, recognition and measurement principles in almost all cases

•

amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transaction and other economic flows classification system based on GFS

•	expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

Budget Strategy and Outlook 2020-21

9.6.4	Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. The UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the accounting standard applies only to outcome reports.

Aligning the framework with the AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements of AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information to comply with AASB 1049.

9.7	Sector classification

GFS data is presented by institutional sector, distinguishing between the General Government Sector and the PNFC Sector.

Budget reporting focuses on the General Government Sector, which provides regulatory services, and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This service comprises government departments, their commercialised business units/shared service providers and certain statutory bodies.

The PNFC Sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail.

Together, the General Government Sector and the PNFC Sector comprise the Non-financial Public Sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the ABS at www.abs.gov.au.

Budget Strategy and Outlook 2020-21

9.8	Reporting entities

The reporting entities included in the General Government and PNFC sectors in these Budget Papers are included below.

9.8.1	General Government

Departments

Agriculture and Fisheries

Children, Youth Justice and Multicultural Affairs

Communities, Housing and Digital Economy

Education

Employment, Small Business and Training

Energy and Public Works

Environment and Science

Justice and Attorney-General

Premier and Cabinet

Public Safety Business Agency

Queensland Corrective Services

Queensland Fire and Emergency Services

Queensland Health

Queensland Police Service

Queensland Treasury

Regional Development, Manufacturing and Water

Resources

Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships

State Development, Infrastructure, Local Government and Planning

Tourism, Innovation and Sport

Transport and Main Roads

Budget Strategy and Outlook 2020-21

Commercialised Business Units

CITEC

Economic Development Queensland

QBuild

QFleet

RoadTek

Shared Service Providers

Corporate Administration Agency

Queensland Shared Services

Budget Strategy and Outlook 2020-21

Other General Government entities

Board of the Queensland Museum

Crime and Corruption Commission

Cross River Rail Delivery Authority

Electoral Commission of Queensland

Gold Coast Waterways Authority

Health and Wellbeing Queensland

Hospital and Health Services

Cairns and Hinterland

Central Queensland

Central West

Children’s Health Queensland

Darling Downs

Gold Coast

Mackay

Metro North

Metro South

North West

South West

Sunshine Coast

Torres and Cape

Townsville

West Moreton

Wide Bay

Legal Aid Queensland

Legislative Assembly

Library Board of Queensland

Motor Accident Insurance Commission

Nominal Defendant

Office of the Governor

Office of the Health Ombudsman

Office of the Information Commissioner

Office of the Inspector-General Emergency Management

Office of the Ombudsman

Prostitution Licensing Authority

Public Service Commission

Queensland Art Gallery Board of Trustees

Queensland Audit Office

Queensland Building and Construction Commission

Queensland Curriculum and Assessment Authority

Queensland Family and Child Commission

Queensland Human Rights Commission

Queensland Mental Health Commission

Queensland Performing Arts Trust

Queensland Racing Integrity Commission

Queensland Reconstruction Authority

Queensland Rural and Industry Development Authority

Residential Tenancies Authority

South Bank Corporation

TAFE Queensland

The Council of the Queensland Institute of Medical Research

The Public Trustee of Queensland

Tourism and Events Queensland

Trade and Investment Queensland

Budget Strategy and Outlook 2020-21

9.8.2	Public Non-financial Corporations

CleanCo Queensland Ltd

CS Energy Limited

Energy Queensland Limited

Far North Queensland Ports Corporations Limited

Gladstone Area Water Board

Gladstone Ports Corporation Limited

Mount Isa Water Board

North Queensland Bulk Ports Corporation Limited

Port of Townsville Limited

Powerlink Queensland

Queensland Bulk Water Supply Authority (SEQ Water)

Queensland Rail

Queensland Treasury Holdings Pty Ltd

Stadiums Queensland

Stanwell Corporation Limited

Sunwater Limited

Budget Strategy and Outlook 2020-21

Appendix A:	Concessions Statement

Context

The Queensland Government provides a wide range of concessions across a variety of services and products. Concessions include targeted discounts, rebates and subsidies for Queenslanders and Queensland businesses based on eligibility criteria (e.g. factors such as age, income, special needs, location, or business characteristics), as well as broader concession arrangements to reduce prices paid by consumers of transport, electricity and water services.

The majority of Queenslanders benefit from at least one Queensland Government concession and, in many cases, may benefit from multiple concessions each year. For example, aged pensioners are eligible for a number of Queensland Government concessions, such as discounts on their council rates, water, gas and electricity bills, and vehicle registration fees, as well as subsidised optometry and dental services.

In the context of the coronavirus (COVID-19) crisis and the resulting impacts on economic activity, businesses and households across the state, the Queensland Government introduced a wide variety of concessions providing support for individuals, households and businesses which aim to reduce the cost of living or the cost of doing business. Some of these are time-limited given the need for targeted, but temporary relief. These are also outlined in the Concessions Statement.

Further information on the eligibility requirements and benefits of a range of government concessions can be found at the links below: http://www.qld.gov.au/community/cost-of-living-support/concessions/ https://www.business.qld.gov.au/running-business/covid-19-recovery

Focus

This statement highlights the cost and nature of concessions provided by the Queensland Government. It covers both concessions that are direct budget outlays (e.g. fee subsidy payments) and concessions that are revenue foregone through fees and charges that are set at a lower rate than applies to the wider community and other businesses or, in the case of broader concessions, deliver services to all consumers at less than the full cost of service provision.

Section A.2 sets out the specific concessions provided by the Queensland Government by key areas of service delivery.10 Section A.3 sets out the concessions provided by government-owned corporations (GOCs) and is separated into concessions by GOC, concessional leases (industry,

[10]

Section A.2 of the Concessions Statement for 2020-21 is organised according to key areas of service delivery, which closely align with the structure of Queensland Government departments prior to the machinery-of-government (MOG) changes following the 2020 Queensland election. The Concessions Statement for 2021-22 will revert back to reporting by government department.

Budget Strategy and Outlook 2020-21

commercial and community) by GOC and COVID-19-related measures by GOC. Within each area of service delivery or GOC, concessions are listed in descending order of value.

The total value of all concessions is estimated to be $6.271 billion in 2020–21. While this Concessions Statement reports a decrease in the estimated value of concessions from 2019-20 to 2020-21—due to the significant support provided in 2019-20 in response to the COVID-19 pandemic and the nature of Queensland’s recovery (see Box A.1)—the estimated value of concessions for 2020-21 is still $640 million higher than the concessions reported for 2018-19 in the 2019-20 Concessions Statement (see Chart A.1).

Chart A.1	Total concessions value by year[1]

Note:

1.	2015-16 to 2018-19 is estimated actual; 2019-20 is actual; and 2020-21 is estimated.

This represents a significant commitment to support Queenslanders and Queensland businesses, by improving the accessibility and affordability of a diverse range of services, thereby helping ease cost of living pressures and reduce business expenses. Concessions will continue to provide critical support for households and businesses across the state as the community and economy continue to recover from COVID-19.

Budget Strategy and Outlook 2020-21

Box A.1	Concessions supporting households and business through COVID-19

The COVID-19 pandemic has ravaged economies and communities globally and Queensland is not immune from its effects. It has created global and local economic challenges and diminished community wellbeing. The Queensland Government made a swift and sustained response to the crisis—in terms of both health responses and providing substantial support to Queensland households and businesses.

The Queensland Government’s Unite and Recover: Queensland’s Economic Recovery Plan, highlighted initiatives totalling more than $7 billion to support jobs and the economic capacity of Queensland. Building on this support, the government has committed to a significant package of election commitments totalling $4.3 billion over four years. These measures provide essential support for service delivery as well as continued resources for COVID-19 support and recovery.

As part of this response, the government introduced a range of waivers, discounts, subsidies, and other relief measures in relation to electricity costs, rent, concessional loans, licensing fees, advisory services, and a range of other household and business costs to support those impacted by COVID-19.

The 2020-21 Concessions Statement includes reporting on these COVID-19-related concessions, which amount to more than $900 million in support for individuals, households and businesses across 2019-20 and 2020-21.

This includes over $500 million in utility rebates for households and small-to-medium enterprises, providing vital cost-of-living and cashflow support across the state.

Another key measure was the COVID-19 Jobs Support Loan Scheme, which provided $1 billion in concessional loans to support businesses and non-profits impacted by COVID-19 to retain employees and maintain operations. The concessional value of these loans, reflecting the reduced interest payable relative to market rates, is estimated at $188.9 million.

Rent relief is another key COVID-19-related concession provided by the government, with nearly $50 million in land rent waivers alone provided to Land Act lessees, licensees, and permit-to-occupy holders. Rent relief for businesses who hold a lease on government premises was also provided to support a broad range of tenants across many sectors of the economy.

Over $60 million was also provided to support transport services, including aviation providers, ferry service operators and regional bus operators, as well as assistance with licence renewal fees and vehicle inspections and registrations.

Other COVID-19-related concessions includes a range of assistance measures across many sectors of the economy in regions across the state; such as business counselling and financial advisory services; subsidies for accommodation and travel; various registration and licencing fee waivers; reduced or waived annual fees; and other sector-specific assistance measures.

Budget Strategy and Outlook 2020-21

Explanation of scope

For the purposes of this document, concessions include:

•

discounts, rebates and subsidies to improve access to, and the affordability of, a range of services for individuals, families or businesses based on eligibility criteria (e.g. relating to factors such as age, income, special needs, location, or business characteristics)

•	concessional prices for government services, where the price charged to all consumers, including businesses, is less than the full cost of service provision.

Both General Government and Public Non–financial Corporations (PNFC) Sector concessions are included in this statement. Where a payment is made from a General Government Sector agency to a PNFC entity for a concession arrangement, the expenditure is reported against the General Government Sector agency only to avoid double counting.

To be included in this statement, concessions must meet the minimum materiality threshold of estimated expenditure or revenue foregone of $50,000 in 2020-21.11

Varying methods have been used to estimate the cost of concessions depending on the nature of the concessions, including:

•	direct budget outlay cost (e.g. direct subsidy or rebate payments or government’s contribution in the case of items such as rental subsidies)

•	revenue foregone (e.g. concessional fees and charges)

•	cost of goods and services provided.

For the purposes of illustration, the document often uses averages to demonstrate the potential value of the concession to recipients. However, averages are not reflective of individual circumstances, meaning the actual dollar value of the concession to individual recipients may vary from person to person or business to business.

The Concessions Statement does not include tax expenditures (e.g. tax exemptions, reduced tax rates, tax rebates and deductions). Information on tax expenditures can be found in Appendix B –Tax Expenditure Statement.

[11]

Note, as an exception to this rule, where COVID-19-related concessions meet the threshold in 2019-20 but not 2020-21, they have been included in the 2020-21 Concessions Statement, since these concessions did not exist at the time of preparation of the 2019-20 Concessions Statement.

Budget Strategy and Outlook 2020-21

A.1	Concessions summary

Table A.1.1	Concession by key area of service delivery and GOC[1]

Concession by key area of service delivery and GOC	2019-20 Actual $ million	2020-21 Estimate $ million
Key area of service delivery
Agriculture and fisheries	244.9	64.9
Communities, disability services and seniors	768.8	449.7
Education	135.4	142.8
Employment, small business and training	511.5	532.9
Environment and science	9.6	8.6
Housing and public works	486.0	509.0
State development, innovation and tourism	2.9	4.5
Justice	107.7	129.7
Natural resources, mines and energy	785.4	551.4
Transport and main roads	3,016.4	3,400.4
Fire and emergency services	10.4	10.9
Health	291.1	311.2
Total key area of service delivery	6,370.1	6,116.0

Government-owned corporations
Energy Queensland	18.8	40.0
Far North Queensland Ports Corporation Limited	4.4	6.0
Gladstone Ports Corporation Limited	45.8	42.6
North Queensland Bulk Ports Corporation Limited	1.8	1.7
Port of Townsville Limited	6.4	6.8
Powerlink	0.1
Queensland Rail Limited	4.4	8.1
Queensland Bulk Water Supply Authority (Seqwater)	0.2	0.2
Sunwater Limited	50.2	49.8
Total government-owned corporations	132.1	155.2

Total all entities	6,502.2	6,271.2

Note:

1.	Numbers may not add due to rounding.

Budget Strategy and Outlook 2020-21

A.2	Concessions by key area of service delivery

Table A.2.1	Agriculture and fisheries

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Drought Relief Assistance Scheme[1]	34.4	28.1
Primary Industry Productivity Enhancement Scheme (PIPES)[2]	33.7	20.3
COVID-19 Jobs Support Loan Scheme[3,4]	175.4	13.5
Vessel Tracking Rebate Scheme[5]	0.3	0.9
Back to Work in Agriculture Incentive Scheme[6,4]		0.7
Business Counselling[4]	0.6	0.7
Rent Relief Assistance[7,4]	0.2	0.6
Small Business Advisory Service[8,4]	0.3	0.1
Total	244.9	64.9

Notes:

1.

In 2020-21, the government is providing funding of up to $30 million, held centrally, for the Drought Relief Assistance Scheme ($28.1 million relates to subsidies and rebates). The variance is due to improving seasonal conditions compared with the extreme drought in 2019-20.

2.

The variance between 2019-20 and 2020-21 is due to an anticipated decrease in PIPES lending from $115 million in 2019-20 to $100 million in 2020-21 and decreasing interest rates. The PIPES net lending cap during 2019-20 was increased from $100 million to $130 million, however only $115 million was utilised.

3.

The scheme has been delivered with a majority of loans advanced in 2019-20. The value of the concession represents the total over the full term of the loans and is shown against the year that the loan was drawn down by the applicant.

4.	This item is part of the Queensland Government’s response to COVID-19.
5.	The variance is due to the anticipated increase in applications. The final year of the scheme is 2021-22.
6.	The scheme commenced on 2 October 2020 and is scheduled to close on 29 January 2021, or earlier, if all funding has been allocated.
7.	The rent waiver commenced on 1 April 2020 and closes on 31 December 2020.
8.	The advisory service commenced in May 2020 and closed in July 2020.

Drought Relief Assistance Scheme

The Drought Relief Assistance Scheme provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought conditions across the state. Freight subsidies of up to 50% and emergency water infrastructure rebates of up to 50% are available to eligible applicants, up to a maximum of between $20,000 and $50,000 per property, per financial year. Fees associated with beekeeper permits have been waived. Free financial counselling is being provided via the Rural Financial Counselling Service for producers and small businesses. This is funded through the Drought Assistance Package.

Budget Strategy and Outlook 2020-21

Primary Industry Productivity Enhancement Scheme (PIPES)

PIPES is administered by the Queensland Rural and Industry Development Authority (QRIDA) and provides concessional rates of interest on loans to eligible primary producers in need of financial assistance. First Start Loans and Sustainability Loans of up to $2 million and $1.3 million, respectively, support applicants to enter primary production and to improve productivity and sustainability. The average concessional interest rate for new lending is 2.1%. The amounts shown in the above table represent the fair values of the interest rate concessions pertaining to loans issued in the PIPES portfolio in each of the financial years shown.

COVID-19 Jobs Support Loan Scheme

COVID-19 Jobs Support Loans are administered by the QRIDA and provide concessional loans to assist Queensland businesses and non-profit organisations financially impacted by COVID-19 to retain employees and maintain their operations.

Concessional loans were provided of up to 50% of an eligible entity’s annual wage expense, to a maximum of $250,000. A fixed interest rate of 2.5% per annum applies to loans, except for the first year when the loan is repayment free and no interest is charged. The next two years are interest only, followed by principal and interest repayments over the remaining term of the loan. The amounts shown in the above table represent the fair values of the interest rate concessions pertaining to loans issued in each financial year. The value of the concession is the difference between the fair value at the market rate and the nominal value at the concessional rate.

Vessel Tracking Rebate Scheme

This initiative is designed to assist commercial fishers by providing rebates up to $970 per eligible vessel before 30 June 2022, to offset the cost of purchasing and installing approved vessel tracking units.

Back to Work in Agriculture Incentive Scheme

The Back to Work in Agriculture Incentive Scheme is a pilot scheme to encourage eligible Queenslanders to meet short-term labour shortages in agriculture, which includes payments of up to $1,500 to assist with accommodation and transport costs associated with travelling and staying in remote locations. This pilot scheme focuses on Wide Bay and Darling Downs.

Business Counselling

As part of the COVID-19 Immediate Industry Recovery Package, free financial counselling is being provided to producers and small businesses who are suffering financial hardship.

Rent Relief Assistance

The waiving of rent has been provided to businesses who hold a lease on government premises and have been impacted by the COVID-19 pandemic.

Small Business Advisory Service

The Small Business Advisory Service provided free advice to small businesses who were not successful in obtaining a loan under the COVID-19 Jobs Support Loan Scheme and are subject to closure, or highly impacted by the COVID-19 pandemic restrictions, to adapt and sustain their operations and build resilience. The average value of the concession was $1,350.

Budget Strategy and Outlook 2020-21

Table A.2.2	Communities, disability services and seniors

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Electricity Rebate Scheme[1,2]	189.9	210.2
Electricity Asset Ownership Dividend[3]	2.9	106.9
Pensioner Rate Subsidy Scheme	53.3	56.3
Utility Rebate - COVID-19 - Residential Household Utility Assistance
Package and Small/Medium Business Power Bill Relief Package[4,5]	490.2	40.0
South East Queensland Pensioner Water Subsidy Scheme	17.7	19.3
Home Energy Emergency Assistance Scheme	8.7	10.0
Reticulated Natural Gas Rebate Scheme	2.4	2.6
Electricity Life Support Concession Scheme[2]	2.1	2.3
Medical Cooling and Heating Electricity Concession Scheme[2]	1.6	2.1
Total	768.8	449.7

Notes:

1.	The variance is due to the estimated growth in recipients, particularly Health Care Card holders.
2.

Electricity price rebates are adjusted annually according to the Queensland Competition Authority’s (QCA) price determination for general household electricity tariff (Tariff 11). For 2020-21, the QCA determined Tariff 11 will decrease by 5.9%. However, the government has determined that existing rebate values will not be decreased and will continue to apply in 2020-21.

3.	The $2.9 million reported in 2019-20 relates to the 2018-19 allocation. The 2019-20 Electricity Asset Ownership Dividend allocation was incorporated into the 2019-20 COVID-19 Electricity Rebate.
4.	2019-20 Actual consists of $404.2 million under the Residential Household Relief Package and $85.9 million under the Small/Medium Business Rebate Package.
5.	This item is part of the Queensland Government’s response to COVID-19.

Electricity Rebate Scheme

The Electricity Rebate Scheme provides a rebate of up to approximately $341 per annum, to assist with the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card, or a Department of Veterans’ Affairs Gold Card (who receive a War Widow/er Pension or Special Rate Totally or Permanently Incapacitated Pension), as well as eligible Commonwealth Health Care Card holders and asylum seekers.

Electricity Asset Ownership Dividend

The Electricity Asset Ownership Dividend is providing Queensland households with a $50 electricity rebate in 2020-21. This will be the fourth dividend since 2017-18 and will be credited on residential customers’ bills between September and November. The 2019-20 Asset Ownership Dividend allocation was incorporated into the 2019-20 COVID-19 Electricity Rebate with $2.9 million reported in 2019-20 relating to the 2018-19 allocation.

Pensioner Rate Subsidy Scheme

The Pensioner Rate Subsidy Scheme offers a 20% subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

Budget Strategy and Outlook 2020-21

Utility Rebate - COVID-19 - Residential Household Utility Assistance Package and Small/Medium Business Power Bill Relief Package

Utility Rebates provided as a COVID-19 response initiative during the pandemic have included a $200 rebate for residential electricity and water household relief and a $500 electricity rebate for small to medium enterprises. The household utility rebate was provided directly off electricity bills to offset household electricity and water costs. Funding in 2020-21 of $40 million has been provided to continue payments for late applicants to the scheme.

This significant measure provided support to Queensland households and small businesses in 2019-20 during the period when COVID-19 was most impacting the economy.

South East Queensland Pensioner Water Subsidy Scheme

The South East Queensland (SEQ) Pensioner Water Subsidy Scheme provides a subsidy of up to $120 per annum to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of water prices. This subsidy is in addition to the Pensioner Rate Subsidy Scheme.

Home Energy Emergency Assistance Scheme

The Home Energy Emergency Assistance Scheme provides emergency assistance of up to $720 once in a two-year period to assist low income households experiencing a short-term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account. It is not a requirement for the claimant to hold a concession card.

Reticulated Natural Gas Rebate Scheme

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to approximately $75 per annum to assist with the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or a Department of Veterans’ Affairs Gold Card (who receive the War Widow/er Pension or Special Rate Totally or Permanently Incapacitated Pension).

Electricity Life Support Concession Scheme

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home-based life support systems by providing a rebate of up to approximately $694 per annum for users of oxygen concentrators and a rebate of up to approximately $465 per annum for users of kidney dialysis machines to meet their electricity costs. The concession is paid quarterly and is subject to the patient being medically assessed in accordance with Queensland Health eligibility criteria.

Medical Cooling and Heating Electricity Concession Scheme

The Medical Cooling and Heating Electricity Concession Scheme provides a rebate of up to approximately $341 per annum for eligible concession card holders with a medical condition who depend on air conditioning to regulate body temperature.

Budget Strategy and Outlook 2020-21

Table A.2.3	Education

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Textbook and Resource Allowance[1]	66.2	67.7
School Transport Assistance for Students with Disability[2]	41.3	46.9
Tuition Fee Exemptions/Waivers - Dependants of International Students[3]	8.4	8.6
Living Away from Home Allowance Scheme	7.8	7.8
Non-State Schools Transport Assistance Scheme[4]	6.2	6.2
Dalby State High School - Bunya Campus Residential Facility	2.6	2.6
Spinifex State College - Mount Isa Student Residential Facility	1.2	1.2
Distance Education - Information and Communication Technology Subsidy Scheme	1.0	1.0
Distance Education - Non-Government Student Fee Subsidy	0.7	0.7
Plant Registration - Amusement Devices[5]	—	0.1
Total	135.4	142.8

Notes:

1.	The increase between 2019-20 Actual and 2020-21 Estimate is due to enrolment growth.
2.	The increase between 2019-20 Actual and 2020-21 Estimate is due to lower than anticipated take-up of taxi travel during Semester 1, 2019.
3.	The increase between 2019-20 Actual and 2020-21 Estimate is due to CPI indexation.
4.	The increase between 2019-20 Actual and 2020-21 Estimate is due to CPI indexation. The title of the concession has been updated to reflect the program name.
5.	This item is part of the Queensland Government’s response to COVID-19.

Textbook and Resource Allowance

The Textbook and Resource Allowance is available for all parents/caregivers of secondary school age students attending state and non-government schools, and children registered in home education of equivalent age, to assist with the cost of textbooks and learning resources. In schools, parents may sign over this allowance to the school to reduce the fees associated with participating in the school’s textbook and resource scheme. For children registered for home education, the allowance is paid directly to the parent.

In 2020, the rates per annum are $130 for students in Years 7 to 10 and $281 for students in Years 11 and 12.

Budget Strategy and Outlook 2020-21

School Transport Assistance for Students with Disability

The School Transport Assistance Program for Students with Disability assists eligible state school students whose disability impacts on their parents or carers ability to arrange their safe travel to and from school. This assistance includes co-ordinated service delivery in specially contracted taxis or minibuses, payment of fares on bus, ferry, tram and train, or an allowance for parents who make private travel arrangements for their children to school or a transport meeting point. The benefit level is to a maximum of $400 per week, per student, however in exceptional circumstances higher amounts may be approved. A separate scheme is in place for students with disability attending non-state schools (refer to the ‘Non-State Schools Transport Assistance Scheme’).

The Council of Australian Governments, Disability Reform Council has agreed that states and territories will continue to deliver these services for National Disability Insurance Scheme (NDIS) participants on an ‘in kind’ basis until the end of the 2023 school year. The Department of Education is working with the Department of Transport and Main Roads, the Australian Government, the National Disability Insurance Agency and other jurisdictions to develop a viable national model for the delivery of school transport for students with disability under the NDIS.

Tuition Fee Exemptions/Waivers – Dependants of International Students

International students who meet the approved exemption criteria and wish to enrol their child in Preparatory (Prep) Year to Year 12 of schooling are exempt from paying dependant tuition fees. The exemption only applies for the duration of the main temporary visa holder’s (parent) course of study in Queensland. A dependant student (Prep to Year 12) of a temporary visa holder may also be eligible for a tuition fee waiver in certain circumstances, including financial hardship.

The estimated average amount exempted or waived per student is $8,255 for the 2020-21 financial year.

Living Away from Home Allowance Scheme

The Living Away from Home Allowance Scheme provides financial assistance to support geographically isolated families. The scheme assists with the costs of children required to live away from home to attend school. This concession is available to Queensland students attending both state and non-state schools.

The benefits available for eligible students in 2020 are:

•	Remote Area Tuition Allowance – assistance is available for primary students of up to $3,873 per annum and for secondary students of up to $5,576 per annum.

•

Remote Area Travel Allowance – available where the distance from the family home to the boarding location is at least 50km. Benefit levels depend on the distance travelled and range from $146 to a maximum of $1,786 per annum.

•

Remote Area Allowance – assistance of $2,435 per annum is available to students attending a campus of a Queensland state high school and undertaking an approved agriculture course in lieu of Years 11 and 12.

•

Remote Area Disability Supplement – available to students with disability who incur additional costs associated with living away from home to attend school. Benefits are up to $7,921 per student, per annum.

Budget Strategy and Outlook 2020-21

Non-State Schools Transport Assistance Scheme

The Non-State Schools Transport Assistance Scheme directly assists families through the provision of funding towards the transport costs incurred for eligible students enrolled in non-state schools. Under the Scheme, payments are made twice a year to the families of students enrolled in non-state schools located beyond the Brisbane City Council area where bus fare expenses are above a set weekly threshold amount. In 2020, the weekly threshold is $25 per family, or $20 for families with a current Health Care Card, Pensioner Concession Card or Veterans’ Affairs Card.

The program also assists families of eligible students with disability enrolled in non-state schools. The level of assistance provided is dependent on the type of transport needed and travel assistance already provided by the Department of Transport and Main Roads (DTMR). For families using taxi travel, the benefit level is to a maximum of $300 per week, inclusive of any assistance provided through DTMR’s Taxi Subsidy Scheme.

The Council of Australian Governments, Disability Reform Council has agreed that states and territories will continue to deliver these services for National Disability Insurance Scheme (NDIS) participants on an ‘in kind’ basis until the end of the 2023 school year. The Department of Education is working with the DTMR, the Australian Government, the National Disability Insurance Agency and other jurisdictions to develop a viable national model for the delivery of school transport for students with disability under the NDIS.

Dalby State High School – Bunya Campus Residential Facility

The Dalby State High School – Bunya Campus Residential Facility provides affordable residential accommodation for secondary school students in a boarding facility. The concession particularly targets secondary school students from rural and remote communities, however, any secondary age student is eligible. Students accommodated at the residential facility are enrolled at Dalby State High School and participate in agricultural education programs.

Spinifex State College – Mount Isa Student Residential Facility

The Spinifex State College – Mount Isa Student Residential Facility provides an affordable residential facility in Mount Isa for students from the North Western area of the state whose home community does not provide secondary schooling. The funding meets the cost of wages for the residential college, increasing the affordability of the accommodation rates charged to students.

Distance Education – Information and Communication Technology Subsidy Scheme

The Distance Education – Information and Communication Technology Subsidy Scheme provides assistance to students enrolled in a school of distance education that are geographically isolated or in the medical category.

The scheme provides $250 per annum to assist with purchasing, replacing or upgrading computer hardware for students in the distance/geographically isolated and medical categories, and $500 per annum to assist students in the distance/geographically isolated category to meet the costs of broadband internet access and download charges for the home classroom. Eligible students also receive access to free software licences.

Budget Strategy and Outlook 2020-21

Distance Education – Non-Government Student Fee Subsidy

The Distance Education – Non-Government Student Fee Subsidy is available to students who are enrolled in non-government schools and also choose to access distance education subjects. It provides an average annual subsidy of approximately $1,390 per distance education subject enrolment.

This subsidises approximately 50% of the total average cost per annum of providing a subject through distance education for non-government school students. The concession contributes towards the state continuing to make distance education available to non-government schools, ensuring the widest possible subject choice for students, while recovering a proportion of the teaching and overhead costs.

Plant Registration – Amusement Devices

The refund of plant item registration fees for amusement devices is available to owners of amusement devices who paid registration fees for the 2020 year. The refund is provided to support businesses with amusement devices who were impacted by the COVID-19 pandemic and were unable to operate their devices at the shows and fairs that are the main source of income for the mobile amusement device industry throughout this year.

The registration fee is dependent on the class of amusement device, however fees range from $185.30 to $396.50. This concession is new in 2020-21.

Table A.2.4	Employment, small business and training

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Vocational Education and Training (VET) - Certificate 3 Guarantee Tuition Fee Subsidy[1]	231.2	241.7
User Choice - Apprentice and Trainee Training Subsidy[1]	202.2	213.9
VET - Higher Level Skills Tuition Fee Subsidy	75.8	75.0
Travel and Accommodation Subsidy	2.3	2.3
Total	511.5	532.9

Notes:

1.	The variance is due to the demand driven nature of the programs.

Vocational Education and Training (VET) – Certificate 3 Guarantee Tuition Fee Subsidy

The Vocational Education and Training (VET) Certificate 3 Guarantee Tuition Fee Subsidy provides a government subsidy to allow eligible Queenslanders to obtain their first post-school Certificate III qualification to help them gain a job or to improve their employment status, including pathways for disadvantaged learners and Queensland school students (VET in Schools).

The subsidy is available to pre-approved private and public registered training organisations to subsidise tuition fees paid by students undertaking eligible vocational education and training qualifications (primarily Certificate III qualifications).

Budget Strategy and Outlook 2020-21

The value of this subsidy for each qualification ranges from $472 to $6,650, depending on student eligibility and qualification subsidised. The average subsidy value is $3,060.

User Choice – Apprentice and Trainee Training Subsidy

The User Choice – Apprentice and Trainee Training Subsidy program provides government funding towards the costs of training and assessment for eligible Queensland apprentices and trainees, or complementary pathways leading to apprenticeship outcomes. The subsidy is available to pre-approved public and private registered training organisations to subsidise tuition fees to reduce the cost of nationally recognised entry level training for apprentices and trainees. The program provides greater flexibility for apprentices, trainees and their employers to select a preferred registered training organisation and to negotiate the type of training to meet their specific needs.

The value of this subsidy for each qualification ranges from $1,180 to $50,720, depending on student eligibility and qualification subsidised. The average subsidy value is $9,845.

VET – Higher Level Skills Tuition Fee Subsidy

The VET Higher Level Skills Tuition Fee Subsidy provides a government subsidy to eligible students and employers to undertake a priority Certificate IV, diploma or advanced diploma qualification or industry endorsed skill set. This program assists individuals to gain employment in a critical occupation, career advancement in a priority industry or transition to university to continue their studies. The subsidy is available to pre-approved private and public registered training organisations to subsidise tuition fees paid by students undertaking eligible vocational education and training qualifications at Certificate IV or above.

The value of this subsidy for each qualification ranges from $1,175 to $10,370, depending on student eligibility and qualification subsidised. The average subsidy value is $4,384.

Travel and Accommodation Subsidy

The Travel and Accommodation Subsidy provides financial assistance to Queensland apprentices and trainees for travel expenses incurred in attending off the job training at a registered training organisation. To be eligible, apprentices must attend the closest registered training organisation that offers the required qualification and travel a minimum of 100km return from their usual place of residence to the registered training organisation. The subsidy provides for:

•	return land travel to the registered training organisation of 21 cents per km for distances between 100km - 649km, increasing to 26 cents per km for distances of 650km or more

•	cost of ferry travel if necessary

•	a return economy air ticket to the location of the registered training organisation if necessary

•	accommodation assistance of $30 per day for overnight stay within Queensland and $72 for interstate travellers, if it is necessary to live away from their usual place of residence to attend training.

Budget Strategy and Outlook 2020-21

Table A.2.5	Environment and science

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Queensland Parks and Wildlife Service - Tour Fee and Access Permit Concessions	1.6	1.6
Queensland Museum - Arts Concessional Entry Fees[1]	2.4	1.4
COVID-19 Relief - Queensland Parks and Wildlife Service - Fee Relief to Commercial Tour Operators[2]	0.4	1.4
Arts Queensland - Discount on Property Lease Rentals[3]	0.7	0.9
Queensland Art Gallery - Arts Concessional Entry Fees[4]	0.4	0.7
COVID-19 Relief - Queensland Parks and Wildlife Service - National Park and State Forest Rent Relief[2]	0.2	0.6
Queensland Performing Arts Trust - Arts Concessional Entry Fees[5]	2.4	0.5
COVID-19 Relief - Arts Queensland - Property Lease Rental Relief[2]	0.2	0.4
Arts Queensland - Venue Hire Rebates[6]	0.2	0.3
Queensland Performing Arts Trust - Venue Hire Rebates	0.3	0.3
State Library of Queensland - Venue Hire Rebates[7]	0.5	0.3
COVID-19 Relief - Queensland Museum - Additional Concessions[2]	0.1	0.1
COVID-19 Relief - Queensland Parks and Wildlife Service - Waiver of Commercial Whale Watching Operator Fees[2]	—	0.1
COVID-19 Relief - Queensland Performing Arts Trust - Additional Concessions[2]	0.2	—
Total	9.6	8.6

Notes:

1.	Variance between 2019-20 Actual and 2020-21 Estimate is mainly due to expected changes in visitation numbers in 2020-21 due to venue maintenance and impacts of COVID-19.
2.	This item is part of the Queensland Government’s response to COVID-19.
3.

Variance between 2019-20 Actual and 2020-21 Estimate is due to an increase in net lettable space in 2020- 21, which will be available to support the arts sector recovery, including subsidised office and car park bays at the Judith Wright Arts Centre and Bulmba-ja Arts Centre, following completion of refurbishment works.

4.	Variance between 2019-20 Actual and 2020-21 Estimate is due to early closure or cancellation of exhibitions in 2019-20 as a result of COVID-19.
5.	Variance between 2019-20 Actual and 2020-21 Estimate is primarily due to closure of venues and reduced patronage as a result of COVID-19.
6.

Variance between 2019-20 Actual and 2020-21 Estimate is due to an anticipated uplift in activities at the Judith Wright Arts Centre and Bulmba-ja Arts Centre, following the completion of refurbishment in 2019-20.

7.	Variance between 2019-20 Actual and 2020-21 Estimate is due to an expected decrease in usage of venue hire spaces in 2020-21.

Queensland Parks and Wildlife Service – Tour fee and Access Permit Concessions

Admission and ranger guided tour fee concessions are available at several attractions for children, pensioners and educational purposes. Vehicle access permit concessions are available in the Cooloola Recreation Area, Bribie, Moreton (Mulgumpin) and Fraser (K’gari) Islands. Camping concessions are available in all national park and forest camping areas for educational purposes and children under five years of age.

Budget Strategy and Outlook 2020-21

Queensland Museum – Arts Concessional Entry Fees

Queensland Museum provides concessional entry fees to seniors, students, children, families and a variety of concession card holders for ticketed exhibitions at Queensland Museum and Sciencentre and for general entry to Cobb and Co Museum Toowoomba, The Workshops Rail Museum Ipswich and Museum of Tropical Queensland Townsville. Concessions are also provided to targeted groups, such as schools, to encourage visits to museums. The level of concession provided varies depending on the venue and the event.

COVID-19 Relief – Queensland Parks and Wildlife Service – Fee Relief to Commercial Tour Operators

The Queensland Government is assisting Queensland tourism through waiving of daily activity and passenger fees for commercial tour operators using protected areas, recreational areas and state forests to March 2021.

Arts Queensland – Discount on Property Lease Rentals

Property lease rentals are provided to arts and cultural organisations at a discount from market rental rates at the Judith Wright Arts Centre (formerly the Judith Wright Centre of Contemporary Arts), Festival House and Bulmba-ja Arts Centre (formerly the Cairns Centre of Contemporary Arts). Discounts range from 20% to 100% of the market rate (dependent on location) of the commercial office space. Further discounts on specialist rehearsal and gallery space are given as negotiated at the time of entering the lease and dependent on the individual arts or cultural organisation and its funding.

Queensland Art Gallery – Arts Concessional Entry Fees

Queensland Art Gallery’s ticket prices are set to ensure that they are affordable and to maximise attendance, with additional concessions provided to seniors, students, children, families and a variety of concession card holders. The purpose of the Queensland Art Gallery Arts concessional entry fees concession is to contribute to the cultural, social and intellectual development of Queenslanders, and encourage diverse audiences.

COVID-19 Relief – Queensland Parks and Wildlife Service – National Park and State Forest Rent Relief

The Queensland Government is supporting Queensland’s economic recovery by providing rent relief to commercial tenants holding leases in national parks and state forests to December 2020.

Queensland Performing Arts Trust – Arts Concessional Entry Fees

Concessional entry fees are offered for specific Queensland Performing Arts Trust productions and to provide support for other not-for-profit theatre companies to enable tickets to be sold at concessional prices. The level of concession provided varies depending on the number and size of events being held each year.

COVID-19 Relief – Arts Queensland – Property Lease Rental Relief

Property lease rental relief is provided to arts and cultural organisations in response to the impacts of COVID-19.

Budget Strategy and Outlook 2020-21

Arts Queensland – Venue Hire Rebates

Venue hire rebates support Queensland Government funded arts organisations and professional artists to develop and present new work at the Judith Wright Arts Centre and the Bulmba-ja Arts Centre.

Queensland Performing Arts Trust – Venue Hire Rebates

Venue hire rebates are offered to government funded cultural organisations, charitable organisations, government departments and educational institutions. Organisations currently receiving discounts are Queensland Symphony Orchestra, Opera Queensland, Queensland Theatre Company and Queensland Ballet.

State Library of Queensland – Venue Hire Rebates

State Library of Queensland provides venue hire concessions to targeted community and nonprofit groups, including cultural and charitable organisations and educational institutions, in order to support events and programs directly linked to State Library of Queensland’s services, programs and activities.

COVID-19 Relief – Queensland Museum – Additional Concessions

The Queensland Government is supporting the arts sector through rental relief provided to arts tenants in 2019-20 and 2020-21.

COVID-19 Relief – Queensland Parks and Wildlife Service – Waiver of Commercial Whale Watching Operator Fees

The Queensland Government is supporting tourism operators impacted by COVID-19 through waiving of annual commercial whale watching fees for the 2020 season.

COVID-19 Relief – Queensland Performing Arts Trust – Additional Concessions

Additional concession charges were waived to provide support for other not-for-profit theatre companies due to the COVID-19 shutdown measures. The level of assistance provided varies depending on the number and size of events.

Budget Strategy and Outlook 2020-21

Table A.2.6	Housing and public works

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Government Managed Housing Rental Rebate	429.6	450.8
National Rental Affordability Scheme	27.8	28.3
Home Assist Secure	21.3	22.5
Non-residential Buildings - Subsidised Rents	6.3	6.1
Commercial Rent Relief[1]	0.3	0.6
Rental Bond Loans	0.4	0.4
Queensland Recreation Centres - Concessional Usage Rates	0.3	0.3
Non-government Managed Housing[2]	—	—
Total	486.0	509.0

Notes:

1.	This item is part of the Queensland Government’s response to COVID-19.
2.	The value of this concession arrangement cannot be easily quantified.

Government Managed Housing Rental Rebate

The government managed housing rental rebate targets low income families and individuals and represents the difference between the estimated rents that would be payable in the private market and rent that is charged by government based on household income.

Assistance is provided to approximately 54,100 households and the estimated average yearly subsidy per household for 2020-21 is $8,339.

National Rental Affordability Scheme

The National Rental Affordability Scheme (NRAS) is an Australian Government initiative, delivered in partnership with the Queensland Government, to increase the supply of new affordable rental housing. The scheme provides financial incentives to investors to build well located dwellings and rent them to eligible low to moderate income households, at a discounted rate at least 20% below market rent.

Under the scheme, the concession to the tenant is provided by the property owner. Due to the nature of the arrangement, the overall value of the concession to the tenant cannot be quantified. In 2020-21, the government has allocated $28.3 million for the payment of financial incentives to NRAS investors who are then required to discount rents to tenants.

Home Assist Secure

Home Assist Secure provides free safety related information and referrals, and subsidised assistance to eligible clients unable to undertake or pay for critical maintenance services without assistance. To be considered for assistance, home owners or tenants over the age of 60, or of any age with a disability, must hold a Pensioner Concession Card and be unable to complete the work themselves. In addition, they must be unable to access assistance from other services. Labour costs (up to $500 per household, per year) for the assistance provided are subsidised by Home Assist Secure while the balance of the costs (including the materials) are met by the client.

Budget Strategy and Outlook 2020-21

Home Assist Secure targets home owners and those in rental housing who are over 60 years of age, or have a disability, and who require assistance to remain living in their home. In 2020-21, it is estimated that over 40,000 households will be assisted.

Non-residential Buildings – Subsidised Rents

Accommodation is provided to 40 community, education, arts and not-for-profit organisations in government owned non-residential buildings. Tenures for the occupancies are by way of leases, licences or month-to-month arrangements. Rents paid by the organisations are often below independently assessed market rent levels. Subsidised rental arrangements are provided to 25 properties comprising a total floor area of approximately 30,632 square metres. The total subsidy is calculated by deducting the actual amount paid by the occupants from the total estimated annual market rent for the office space.

Commercial Rent Relief

As part of the government response to COVID-19, rent relief has been provided for private commercial tenants of government buildings.

Rental Bond Loans

The government provides interest-free rental bond loans to people who cannot afford to pay a full bond to move into private rental accommodation, thereby reducing the need for more costly, subsidised housing assistance, through two products:

•	Bond Loans: equivalent to a maximum amount of four weeks rent, or

•	Bond Loan Plus: equivalent to a maximum amount of six weeks rent.

The interest free bond loan targets low-income households and can stabilise tenancies, prevent households from entering the cycle of homelessness and engaging with fringe, high interest credit providers. The concession represents the interest saving for the client on the bond loan. In 2020-21, $29.2 million in bond loans and bond loan plus may be advanced to an estimated 22,000 clients.

Queensland Recreation Centres – Concessional Usage Rates

Concessional usage rates are offered to clients who meet the strategic objectives of the Activate! Queensland Strategy, including not-for-profit sport and recreation organisations, Queensland schools and Queensland state sporting organisations, for the use of Queensland recreation centres, at Currimundi and Tallebudgera. These concessional rates provide a discount between 6.3% to 18.2% of the full charge to approximately 27,500 recipients.

Non-government Managed Housing

The government provides contributions to social housing providers, including capital grants, granted land or properties, or recurrent funding, to assist in improving housing affordability and access to social housing. Due to the nature of the arrangement, the overall value of the concession provided by the government cannot be easily quantified.

Rents charged for social housing managed by the providers are based on between 25% and 30% of a household’s assessable income or the market rent, whichever is lower, which substantially reduces accommodation costs for eligible individuals and families. Many of these families may also be eligible for Commonwealth Rent Assistance to assist with the cost of their accommodation.

Budget Strategy and Outlook 2020-21

Table A.2.7	State development, innovation and tourism

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
COVID-19 Rent Relief – Economic Development Queensland (EDQ)[1]	2.5	3.3
COVID-19 Advance Queensland Valley Precinct Rent Relief[1]	0.4	1.2
Total	2.9	4.5

Notes:

1.	This item is part of the Queensland Government’s response to COVID-19.

COVID-19 Rent Relief – Economic Development Queensland (EDQ)

As part of the Queensland Government’s COVID-19 support, rent relief is being provided for businesses with leases with Economic Development Queensland to 31 December 2020.

COVID-19 Advance Queensland Valley Precinct Rent Relief

As part of the Queensland Government’s COVID-19 support, rent relief is being provided for businesses which rent space at the Advance Queensland Valley Precinct to 31 December 2020.

Table A.2.8	Justice

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Public Trustee of Queensland - Concessions	38.4	40.3
Court Services - Civil Court	30.9	30.8
Queensland Civil and Administrative Tribunal	23.2	22.0
Office of Liquor and Gaming Regulation - License Fees[1]	—	21.7
Blue Card - Volunteer Applicants	11.4	11.6
Body Corporate and Community Management - Dispute Resolution	2.7	2.6
Office of Liquor and Gaming Regulation - Rent Relief Scheme[1]	0.3	0.3
Registry of Births, Deaths and Marriages - Fee Waivers[1]	0.1	0.1
Court Services - Rent Relief Scheme[1]	—	0.1
Public Trustee of Queensland - Rent Relief Scheme[1]	—	0.1
Prostitution Licencing Authority - Fee Waivers[1]	0.3	0.1
Office of Liquor and Gaming Regulation - Rural Hotel Concessions	0.4	—
Total	107.7	129.7

Notes:

1.	This item is part of the Queensland Government’s response to COVID-19.

Budget Strategy and Outlook 2020-21

Public Trustee of Queensland – Concessions

The Public Trustee of Queensland (the Public Trustee) is a self-funded organisation and uses a scale of fees which is designed to reflect a fair cost for the services provided.

The Public Trustee has established a safety net limit on the annual fees payable by certain clients which provides for a rebate of fees for some clients with limited assets. The rebate is applied to clients such as financial administration clients with impaired capacity, or estate administration clients of limited means. The Public Trustee also provides will-making services at no cost for all Queenslanders.

In addition, the Public Trustee provides funding to the Public Guardian and financial assistance under the Civil Law Legal Aid Scheme administered by Legal Aid Queensland, to enable these organisations to provide services to the people of Queensland.

Court Services – Civil Court

The Supreme, District and Magistrates Courts hear civil disputes between two or more parties (people or organisations) where one party sues the other, usually to obtain compensation, or seek some other remedy. These disputes may involve anything from defamation to outstanding debts. Civil court fees are prescribed under the Uniform Civil Procedure (Fees) Regulation 2009 for proceedings commenced in civil matters and are set below full cost recovery to ensure that civil remedies are accessible to all Queenslanders.

Queensland Civil and Administrative Tribunal

The Queensland Civil and Administrative Tribunal (QCAT) is an independent tribunal which makes decisions and resolves disputes across a wide range of jurisdictions for the community. Fees for these services are set below cost recovery to ensure services are accessible, fair and inexpensive. QCAT provides human rights services with no application fees for matters in guardianship and administration of adults, children and young people and anti-discrimination.

Office of Liquor and Gaming Regulation – License Fees

The Liquor Regulation 2002 and the Wine Regulation 2009 were amended to waive liquor and wine licence fees for the 2020-21 licence period. The licence fee waiver supports existing operators who had to close their doors due to the public health restrictions in place during the 2019-20 licence period. Licensees who held their licence immediately before 1 July 2020 received the fee waiver. This estimate includes the portion that relates to the Rural Hotel Concessions.

Blue Card – Volunteer Applicants

Individuals providing child-related services or conducting child-related activities in regulated service environments are required to undergo an assessment of their police and relevant disciplinary information, and if approved, are issued with a blue card. A blue card is valid for three years unless cancelled or suspended earlier. Since the inception of the blue card system in 2001, government has met the cost of blue card assessment for volunteer applicants.

Budget Strategy and Outlook 2020-21

Body Corporate and Community Management – Dispute Resolution

The Office of the Commissioner for Body Corporate and Community Management provides a dispute resolution service to parties unable to resolve disputes themselves. The service consists of conciliation, with the aim of achieving a voluntary agreement, and adjudication, which results in a formal order. The service is delivered below full cost recovery so as to not restrict access to justice due to affordability reasons. The commissioner has the discretion to waive application fees on the grounds of financial hardship.

Office of Liquor and Gaming Regulation – Rent Relief Scheme

Rental relief provided due to COVID-19 represents revenue foregone. The rent relief measure has been extended to 31 December 2020 for businesses renting State Government premises and incurring a demonstrable COVID-19 impact.

Registry of Births, Deaths and Marriages – Fee Waivers

The Registry of Births, Deaths and Marriages waives the fees for certificates provided to disadvantaged groups in the Queensland community (e.g. Indigenous, homeless, domestic and family violence victims, etc) and those impacted by major emergencies (e.g. natural disasters such as cyclones and bushfires).

Court Services – Rent Relief Scheme

Rental relief provided due to COVID-19 represents revenue foregone. The rent relief measure has been extended to 31 December 2020 for businesses renting State Government premises and incurring a demonstrable COVID-19 impact.

Public Trustee of Queensland – Rent Relief Scheme

Rent relief provided due to COVID-19 represents revenue forgone. The rent relief measure has been extended to 31 December 2020 for businesses renting State Government premises and incurring demonstrable COVID-19 impact.

Prostitution Licencing Authority – Fee Waivers

On 23 March 2020, the Prostitution Licencing Authority agreed to waive brothel licence fees and approved managers’ certificate fees up to 22 September 2020 to provide support to the licenced sector.

Office of Liquor and Gaming Regulation – Rural Hotel Concessions

The Office of Liquor and Gaming Regulation licenses hotels and clubs under the Liquor Act 1992. Under the Liquor (Rural Hotels Concession) Amendment Act 2019, the Rural Hotels Concession provides licence fee relief to establishments in remote communities by reducing the base licence fees for hotels and community clubs with no more than 2,000 members for eligible licences from July 2019.

The concession for 2020-21 has been included in the Office of Liquor and Gaming Regulation – Liquor License Annual Fee Waiver concession as part of the overall licensing fee waiver in response to COVID-19.

Budget Strategy and Outlook 2020-21

Table A.2.9	Natural resources, mines and energy

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Energy Queensland - Uniform Tariff Policy (excluding Isolated Systems)[1]	436.3	388.0
Energy Queensland - Uniform Tariff Policy for Isolated Systems[2]	51.9	66.0
Rent Relief Scheme - Land Rent Waivers[3]	15.8	31.2
Extending Existing Drought Relief Arrangements - Electricity Charge Scheme[4]	9.9	15.0
Sunwater Rural Irrigation Water Price Subsidy[5]	1.7	12.5
Affordable Energy Plan - Energy Savers Program[6]	0.2	10.5
Backing Explorers (Resources Sector) Waiver[3]	3.2	9.8
Cloncurry Pipeline Water Supply Subsidy	6.0	6.2
Extending Existing Drought Relief Arrangements - Water Licence Fee	2.3	4.2
Waiver and Land Rental Rebates Origin Energy - Uniform Tariff Policy	2.8	2.9
Tourism Leases, Licences and Permits[3]	—	2.7
Seqwater Bulk Water Rural Irrigation Water Price Subsidy	2.0	2.2
Daintree Area Scheme[3]	—	0.2
Powering Queensland Plan - Electricity Affordability Package[7]	239.0	—
Affordable Energy Plan - Solar and Storage Interest Free Loans Scheme[7]	11.0	—
Solar for Rental Property Rebate[7]	2.1	—
Affordable Energy Plan - Energy Savvy Families	1.2	—
Total	785.4	551.4

Notes:

1.

Energy Queensland Limited (EQL) is forecasting a decrease in the community service obligation (CSO) for 2020-21 compared to 2019-20 predominately due to a reduction in regulated network and retail tariffs compared to 2019-20.

2.	EQL is forecasting an increase in the CSO for isolated systems due to increased costs in operating and maintaining isolated electricity systems.
3.	This item is part of the Queensland Government’s response to COVID-19.
4.

Expenditure is dependent on the number of registered eligible parties in drought declared areas seeking a rebate for fixed charges of their electricity accounts. This includes fixed charges under Tariff 66, services fees and minimum payments.

5.

Variance is largely due to Sunwater’s irrigation costs allowed by the Queensland Competition Authority (QCA) for 2020-21 having increased since the last QCA review completed in 2012. Also, it is slightly higher due to some pricing concessions for COVID-19.

6.

These programs were extended by 12 months to 30 June 2021 to align with the Ministerial announcement of deferring the phase out date for obsolete tariffs. As a result, a small number of grants were paid in 2019-20 as audits and implementation were still underway. Accordingly, the expenditure in 2020-21 has been estimated to be larger than 2019-20 as participants have committed to implementation, increasing the number of grants estimated to be paid.

7.	Scheme ended on 30 June 2020. Accordingly, there is no estimated expenditure in 2020-21.

Budget Strategy and Outlook 2020-21

Energy Queensland – Uniform Tariff Policy (excluding Isolated Systems)

The Energy Queensland – Uniform Tariff Policy (excluding Isolated Systems) ensures that where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity, regardless of where they live. As the notified prices do not reflect the full cost of electricity supply for most remote and regional Queenslanders, a subsidy is provided. The community service obligation (CSO) payment to the regional retailer Energy Queensland covers the difference between the revenue earned by charging customers notified prices and the actual costs in the regional areas (due to differences in network costs and energy losses).

Energy Queensland – Uniform Tariff Policy for Isolated Systems

The Energy Queensland – Uniform Tariff Policy for Isolated Systems ensures that where possible, all Queensland non-market electricity customers of a similar type pay a similar price for electricity regardless of where they live. Energy Queensland owns and operates 33 isolated power stations which supply electricity to remote and isolated Queensland communities. Energy Queensland retails electricity to these customers at the notified prices and the government provides funding to the retailer to cover the difference between the revenue earned and the cost of supplying electricity to these customers.

Rent Relief Scheme – Land Rent Waivers

As part of the Queensland Government’s commitment to support small business during the COVID-19 pandemic, $33.9 million for land rent relief would be applied to Land Act 1994 lessees, licensees or permit to occupy holders, who conduct a business on state land, for the period 1 April to 30 September 2020.

A further rent waiver of $14.1 million for Land Act tenure holders adversely affected by the economic conditions caused by COVID-19 was approved for the period 1 October to 31 December 2020.

Extending Existing Drought Relief Arrangements – Electricity Charge Scheme

Drought relief arrangements provide relief to farming customers from fixed charges for electricity accounts that are used to pump water for farm or irrigation purposes during periods of drought. The concessions can vary depending on the shires that are drought declared and the number of eligible customers.

Sunwater Rural Irrigation Water Price Subsidy

As the owner of Sunwater Limited (Sunwater), the government decides how much of Sunwater’s costs are to be recovered through irrigation prices. Currently, Sunwater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators. Government funding is provided to Sunwater to offset the reduced revenue.

Affordable Energy Plan – Energy Savers Program

The Business Energy Savers Program, an initiative under the Affordable Energy Plan, provides free energy audits for agricultural customers and large business customers, and co-contributions to fund energy efficiency upgrades. It includes a three-year extension of the existing Energy Savers Plus Program (for agricultural businesses) and the Large Customer Adjustment Program (for large electricity users).

Budget Strategy and Outlook 2020-21

Under the expanded Energy Savers Plus Program, 180 audits for agricultural customers have been completed. In addition to this, co-contribution grants of up to $20,000 have been made available to assist businesses in implementing the recommendations from the audit. The free energy audits have identified $3 million in annual energy saving opportunities for a range of farming businesses.

Under the expanded Large Customer Adjustment Program (and the preceding trial), 21 audits of large customers have been completed and co-contributions of up to 50% of implementation costs, capped at $250,000, are being made available to eligible customers to help encourage them to implement the audit recommendations. The free energy audits have identified over $1.3 million in annual energy saving opportunities for a range of farming businesses.

Backing Explorers (Resources Sector) Waiver

As part of the Queensland Government’s commitment to maintaining a strong resources sector during the COVID-19 pandemic, a six-month rent waiver of $6.3 million for exploration permits and authority to prospect (petroleum and gas) was approved for holders whose rent was due within the period of 1 April to 30 September 2020. A further six-month waiver of $6.6 million was approved for the period 1 October 2020 to 31 March 2021.

Under this arrangement the payment of annual rent and mining and petroleum exploration tenures as well as the payment of the fee that is charged to holders of an authority to prospect that apply for a special amendment to their work program will be waived during the period 1 April 2020 to 31 March 2021.

Cloncurry Pipeline Water Supply Subsidy

North West Queensland Water Pipeline Limited (NWQWP), a Sunwater subsidiary, owns and operates the Cloncurry Pipeline between the Ernest Henry Mine and Cloncurry. The pipeline guarantees Cloncurry Shire Council’s long-term water supply and supports industrial development in the region. The government provides funding to NWQWP to ensure the pipeline remains commercially viable to operate while providing an affordable and safe water supply to Cloncurry.

Extending Existing Drought Relief Arrangements – Water Licence Fee Waiver and Land Rental Rebates

As part of the government’s drought assistance package, the annual water licence fee of $83.85 will be waived for 2019-20 for landholders in Local Government Areas (LGA) that are drought declared and other properties that are individually drought declared. The estimate is dependent on drought declarations and the demand for drought assistance.

Category 11 grazing and primary production landholders under the Land Act 1994 will also be eligible to a rent rebate in 2019-20. The rebate is available to lessees, other than those on minimum rent that are in a drought declared LGA and to individually drought declared properties. In addition to this rebate, drought declared landholders will be granted a hardship deferral for required rent payments.

Budget Strategy and Outlook 2020-21

Origin Energy – Uniform Tariff Policy

The Origin Energy – Uniform Tariff Policy ensures that, where possible, all Queensland non-market electricity customers of a similar type pay the similar price for electricity regardless of where they live. Origin Energy retails electricity to approximately 5,450 Queensland non-market customers in the Goondiwindi, Texas and Inglewood areas who are supplied electricity through the New South Wales (NSW) Essential Energy distribution network.

The government provides a rebate to these customers, via a CSO payment to Origin Energy, to ensure they pay a similar price for electricity in Queensland. Therefore, the CSO amount depends on the relative difference between Queensland and NSW retail electricity tariffs for non-market customers.

Tourism Leases, Licences and Permits

Certain Land Act leases, licences and permits for tourism purposes had their rent waived for the period 1 April 2020 to 30 September 2020 in response to the impact of COVID-19 on the tourism industry.

In August 2020, the government approved an extension to the waiver to 21 March 2021. This will result in further forgone revenue of $2.7 million, which will arise from the extended rent waiver until 31 March 2021 for operating tourism leases, licences and permits in rental category 13.1.

Seqwater Bulk Water Rural Irrigation Water Price Subsidy

As the owner of Seqwater, the government decides how much of Seqwater’s costs are to be recovered through irrigation prices. Currently, Seqwater’s irrigation water prices for some schemes are set below the level necessary to recover the cost of supplying water to the irrigators. Government funding is provided to Seqwater to offset the reduced revenue.

Daintree Area Scheme

In response to the COVID-19 pandemic, the Daintree Area Scheme aims to support the Daintree community by providing financial assistance to households, small businesses and non-profit organisations operating from off-grid premises in the area. Payments available under the scheme include $200 for households and $500 for small businesses and non-profit organisations.

Powering Queensland Plan – Electricity Affordability Package

The Powering Queensland Plan provided one-off funding over three years starting in 2016-17 and totalling $771 million to support the stabilisation of electricity prices for Queensland consumers. It achieved this by funding the removal of costs of the Solar Bonus Scheme from electricity prices for three years from 1 July 2017 to 30 June 2020, and directing Energy Queensland to remove costs from network charges. The benefit to Queenslanders in 2019-20 due to this measure was $239 million.

Budget Strategy and Outlook 2020-21

Affordable Energy Plan – Solar and Storage Interest Free Loans Scheme

The Solar and Storage Interest Free Loans Scheme, which closed on 30 June 2020, was designed to assist households and small businesses address electricity affordability by providing upfront capital to those who otherwise would not have access to funds to invest in rooftop solar and battery energy storage technology. The scheme started in 2018-19 and closed in 2019-20. More than 15MW of new solar generation and 24MWh of battery storage has been installed by customers of the scheme.

Solar for Rental Property Rebate

The Solar for Rental Property Rebate Scheme, which closed on 30 June 2020, aimed to help landlords and tenants share the value of installing solar systems. Rebates of up to $3,500 were available for eligible landlords to install solar and monitoring at their rental properties in the Bundaberg, Gladstone and Townsville LGAs. A total of 670 systems were installed under the program.

Affordable Energy Plan – Energy Savvy Families

The Affordable Energy Plan included a $4 million expansion of the Energy Savvy Families program over multiple years from 2016-17. The program provided digital electricity meters as well as educational material and information to 4,000 low income families in regional Queensland to help them better understand and manage their energy use.

Budget Strategy and Outlook 2020-21

Table A.2.10	Transport and main roads

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
General Public Transport Concessions (South East Queensland)[1]	1,553.4	1,745.0
Rail Network and Infrastructure Funding[2]	651.9	728.4
General Public Transport Concessions (Regional Queensland)	271.6	309.6
Vehicle and Boat Registration Concessions	184.5	192.0
School Transport Assistance Scheme[3]	136.7	155.8
TransLink Transport Concessions (South East Queensland)	82.8	82.3
COVID-19 Relief Measures - Transport Services[4,5]	14.9	47.0
Livestock and Regional Freight Contracts	35.1	40.3
Rail Concession Scheme[6]	29.8	39.4
Other Transport Concessions (Regional Queensland) and Taxi Subsidies	23.3	24.7
Mount Isa Line Below Rail Subsidy	20.0	20.0
COVID-19 Relief Measures - Rent Relief[4]	4.7	7.8
Practical Driving Test[7]	4.5	4.1
Designated Public Transport Concessions for Seniors Card Holders	3.2	4.0
Total	3,016.4	3,400.4

Notes:

1.	The increase is due to the estimated full year reduction in fare revenue due to COVID-19 and increased rail costs for additional train crew and services.
2.	The increase is primarily due to increased costs for Cross River Rail operational readiness.
3.	The increase is due to indexation of payments, growth in the number of students and additional cleaning costs due to COVID-19.
4.	This item is part of the Queensland Government’s response to COVID-19.
5.	The increase is due to continued assistance in 2020-21 and additional government assistance provided for the taxi and limousine industry.
6.	The increase is reflective of the lower demand in 2019-20 due to COVID-19.
7.	The reduction in 2020-21 is due to additional revenue from tests that were deferred in April, May and June due to COVID-19.

General Public Transport Concessions (South East Queensland)

The General Public Transport Concessions (South East Queensland) represents the direct funding contribution that government makes towards the cost of operating public transport services within South East Queensland. This contribution effectively reduces the ticket price paid by all public transport users on bus, rail and ferry services, improving the affordability of these services.

Budget Strategy and Outlook 2020-21

Rail Network and Infrastructure Funding

Rail network and infrastructure funding ensures that the State-supported rail network is safe, reliable and fit for purpose. The contract also provides funding to Queensland Rail to support major capital projects and related asset strategies. The funding provided via this contract directly benefits customers of the state supported rail network, including both freight and passengers. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

General Public Transport Concessions (Regional Queensland)

The General Public Transport Concessions (Regional Queensland) represents the financial contribution that government provides across a range of transport services in regional Queensland. The impact of this contribution benefits all public transport users through reduced transport fares. This concession covers:

•	TravelTrain (excluding the Rail Concession Scheme for eligible pensioners, veterans and seniors)

•	subsidies for Kuranda Scenic Railway

•	subsidies for Heritage Rail Services

•	subsidies for the Rail XPT Service (Sydney-Brisbane) and Savannahlander (Atherton Tableland)

•	subsidies for air services to remote and rural communities within the state

•	subsidies for regional bus and ferry operators (excluding concessional top up amounts and School Transport Assistance Scheme related amounts)

•	subsidies for long distance coach services to rural and remote communities within the state.

Vehicle and Boat Registration Concessions

Registration concessions for light and heavy motor vehicles and recreational boats are provided to a range of groups including holders of the Pensioner Concession Card, Queensland Seniors Card and to those assessed by the Department of Veterans’ Affairs as meeting the necessary degree of incapacity or impairment. The concession is aimed at improving access to travel for pensioners, seniors and persons with a disability by providing a reduced rate of registration fees. For most eligible card holders, a concession for a family four-cylinder vehicle would reduce the 12-month registration charge from $334.50 to $167.25. For a recreational boat, up to and including 4.5 metres in length, the concession reduces the registration charge from $90.30 to $45.15 (based on registration charges at 1 July 2020).

A Special Interest Vehicle (SIV) registration concession is offered for motor vehicles that have low use associated with vintage and historic and street rod car club events. A 12-month registration for a six-cylinder SIV concession reduces registration from $529.65 to $94.25. A concession is also available for specific purposes such as water, mineral or oil exploration and bee keeping. Eligible primary producers also receive registration concessions for their heavy vehicles, reducing their registration fees by 50% to 75%. For example, a primary producer’s 12-month registration fee for a two-axle short combination prime mover reduces from $1,124 to $562. Other motor vehicle registration concessions are also provided to local governments, charitable and community service organisations, and people living in remote areas without access to the wider road network. Vessel registration concessions may be provided to accredited surf lifesaving clubs and schools.

Budget Strategy and Outlook 2020-21

School Transport Assistance Scheme

The School Transport Assistance Scheme assists students that do not have a school in their local area or who are from defined low income groups with travel costs. The scheme provides funding to reduce the cost of travelling to school on bus, rail and/or ferry services, with allowances for private vehicle transport in certain circumstances. A typical concession would be to fully fund the cost of travel from home to the nearest State primary or high school where no local primary or high school is available (for example, from Bargara to Bundaberg High School).

TransLink Transport Concessions (South East Queensland)

The TransLink Transport Concessions (South East Queensland) are provided by the government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, Total Permanent Incapacitated (TPI) Veteran Travel Pass, children, secondary and tertiary students, Newstart and Youth Allowance (Job Seeker) recipients, asylum seekers and White Card Holders. Under the new 2020 fares, for a peak one-zone journey using a go card, the concession will reduce an adult fare from $3.37 to $1.69.

COVID-19 Relief Measures – Transport Services

COVID-19 relief measures for transport services provided by the government include:

•	funding assistance to support passenger transport aviation providers, ferry service operators and regional bus operators in Queensland

•	financial assistance for the personalised transport industry

•	waiving of learner licence renewal fees due to the cancellation of practical driving tests

•	waiving cancellation fees, number plate fees and, in most cases, the costs associated with vehicle inspections on re-registration.

Livestock and Regional Freight Contracts

The Livestock and Regional Freight Contracts provide funding to support the movement of cattle (via rail only) and freight (via road and rail) to and from regional areas of Queensland. The funding provided directly benefits the cattle industry and enables regional Queensland communities to maintain employment and directly benefits those communities who are reliant on rail freight services by reducing the cost of these freight services for users.

Rail Concession Scheme

The Queensland Rail Concession Scheme improves the affordability of long distance and urban rail services for eligible pensioners, veterans, seniors and current/past rail employees with 25 years of service. Assistance for long distance rail services is provided through discounted fares and free travel vouchers. For TravelTrain (long distance rail) services, depending on the service, the concession may be for free travel for up to four trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

Budget Strategy and Outlook 2020-21

Other Transport Concessions (Regional Queensland) and Taxi Subsidies

Other transport concessions (Regional Queensland) and taxi subsidies are provided by the government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, secondary and tertiary students, Newstart and Youth Allowance (Job Seeker) recipients, asylum seekers and White Card holders. The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $25 per trip.

Mount Isa Line Incentive Scheme

In recognition of the importance the Mount Isa Line plays in facilitating the transportation of freight from pit to port, from 2019-20, the Queensland Government is paying $20 million per annum to eligible freight users under the four-year $80 million Mount Isa Line Incentive Scheme. This payment reduces below rail access costs to further promote rail for freight, as well as supporting continued development of the North West Minerals Province.

COVID-19 Relief Measures – Rent Relief

As part of the government’s response to COVID-19, rent relief is being provided for tenants who rent space at Department of Transport and Main Roads-owned properties to 31 December 2020.

Practical Driving Test

As part of the state’s driver licensing arrangements, applicants for new licences are required to undertake a practical driving test. The total cost to pre-book driver examinations and to perform the practical driver assessment is not fully recovered by the fee charged ($54.91 (excluding GST) as at 1 July 2020), providing a direct concession to applicants.

Designated Public Transport Concessions for Seniors Card Holders

Designated Public Transport Concessions for Seniors Card Holders allows visitors from interstate, who hold a state or territory Seniors Card, to access public transport concessions within Queensland and is fully funded by the Queensland Government.

Budget Strategy and Outlook 2020-21

Table A.2.11	Fire and emergency Services

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Emergency Management Levy Concessions	10.2	10.5
COVID-19 Advertising Rental Abatement[1]	0.2	0.4
Total	10.4	10.9

Notes:

1.	This item is part of the Queensland Government’s response to COVID-19.

Emergency Management Levy Concessions

The Emergency Management Levy (EML) is applied to all prescribed Queensland property via council rates to ensure there is a secure funding base for fire and emergency services when Queenslanders are at risk during emergencies such as floods, cyclones, storms, fires and accidents. A 20% discount is available on the EML for a property that is the owner’s principal place of residence and where the owner holds a Commonwealth Pensioner Concession Card or a Repatriation Health Card (Gold Card).

COVID-19 Advertising Rental Abatement

To support Queensland’s economic recovery from the impacts of COVID-19, the Queensland Fire and Emergency Services (QFES) provided rental abatement of up to 120 days on rental rates for billboard advertising located on QFES buildings.

Table A.2.12	Health

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Oral Health Scheme[1]	175.7	175.7
Patient Travel Subsidy Scheme	82.4	94.8
Medical Aids Subsidy Scheme	22.6	29.0
Spectacle Supply Scheme	8.5	9.9
Hospital Car Parking Concession Scheme	1.8	1.8
Community Aids Equipment, Assistive Technologies Initiative and Vehicle Options Subsidy Scheme[2]	0.1	—
Total	291.1	311.2

Notes:

1.	The 2020-21 estimate is based on the 2019-20 actual.
2.	Lead times for selected assistive technology rolled over into the 2019-20 period, with payment for these items subsequently made and captured in the budget for that year.

Budget Strategy and Outlook 2020-21

Oral Health Scheme

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. The average value of a course of treatment for eligible clients is approximately $600 for general care, $1,600 for treatment involving dentures, and $250 for emergency dental care. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate, generally 15% to 20% less than average private dental fees.

Patient Travel Subsidy Scheme

The Patient Travel Subsidy Scheme (PTSS) provides financial assistance to patients travelling for specialist medical services that are not available locally. The PTSS provides a financial subsidy toward the cost of travel and accommodation for patients, and in some cases an approved escort, when patients are required to travel more than 50 kilometres from their nearest public hospital or public health facility to access specialist medical services.

Patients receive fully subsidised commercial transport for the most clinically appropriate cost-effective mode or will be subsidised at the economy/government discount rate (excluding GST). A subsidy of 30 cents per kilometre is paid where patients travel by private car. Accommodation subsidies are $60 per person, per night, for the patient and approved escort if they stay in commercial accommodation, or a subsidy of $10 per person, per night, if staying with family or friends.

Medical Aids Subsidy Scheme

The Medical Aids Subsidy Scheme (MASS) provides access to subsidy funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and established conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home, therefore avoiding premature or inappropriate residential care or hospitalisation.

Subsidies vary based on service category and clinical criteria and are provided to assist with the costs of communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen. The scheme provided approximately 55,000 occasions of service to approximately 38,000 clients during 2019-20.

Spectacle Supply Scheme

The Spectacle Supply Scheme (SSS) provides eligible Queensland residents with free access to a comprehensive range of basic spectacles every two years including bifocals and trifocals. Applicants must be holders of eligible concession cards and be deemed by a prescriber to have a clinical need for spectacles.

The SSS provides around 90,000 items each year to approximately 70,000 clients (some clients require more than one pair of spectacles due to clinical need). The average cost of services provided to applicants is approximately $108 per item, including the costs of administering the scheme through the Medical Aids Subsidy Scheme.

Budget Strategy and Outlook 2020-21

Hospital Car Parking Concession Scheme

The Hospital Car Parking Concession Scheme supports hospital and health services to provide affordable car parking for eligible patients and their carers at 13 Queensland public hospitals with paid parking. Car parking concessions are available to eligible patients and their carers who attend hospital frequently or for an extended period of time, patients and their carers with special needs who require assistance, and patients and carers experiencing financial hardship.

The scheme provides access to discounted parking with an average discount of approximately 54% of the commercial cost of parking. It is estimated that for 2020-21, approximately 323,000 patients and carers will benefit from the scheme, receiving access to 470,000 concessions.

Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme

The Community Aids Equipment and Assistive Technologies Initiative (CAEATI) and Vehicle Options Subsidy Scheme (VOSS) provide financial assistance to eligible Queensland residents to support them to be more independent, participate further in social and economic opportunities in the community and contribute to a better quality of life.

CAEATI funding is capped at $10,000 per client over a three-year period. CAEATI includes aids, equipment and assistive technologies for postural support, communication support, community mobility and active participation.

VOSS funding is capped at $10,000 per client over a five-year period. VOSS provides subsidies for a range of vehicle access options, including subsidised driving lessons on a suitably modified vehicle, modifications to a vehicle, purchase of a suitably modified vehicle or a vehicle suitable for modification.

To receive funding through either of these schemes, an individual must be assessed as eligible for specialist disability support under the Disability Support Act 2006. Queensland resident eligibility is determined during the intake process and confirmed as part of the assessment process.

Funding was transferred to the National Disability Insurance Scheme (NDIS) on 1 July 2019 and CAEATI and VOSS ceased receiving applications on 1 October 2018. The NDIS was fully rolled out in Queensland on 30 June 2019.

Budget Strategy and Outlook 2020-21

A.3 Concessions by Government-owned corporation

Table A.3.1	Energy Queensland

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Regulated Service Charges - Energex	12.7	28.4
Regulated Service Charges - Ergon Energy	6.0	11.5
Total	18.7	39.9

Regulated Service Charges – Energex

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Energex Limited (Energex) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Energex is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Energex, resulting in a concession provided to energy retailers and in turn, to households.

Regulated Service Charges – Ergon Energy

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Ergon Energy Corporation Limited (Ergon Energy) to energy retailers such as disconnection and reconnection of supply, are capped. The maximum amount Ergon Energy is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Ergon Energy, resulting in a concession provided to energy retailers and in turn, to households.

Table A.3.2	Gladstone Ports Corporation Limited

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Concessional Port Charges	42.9	39.3
Total	42.9	39.3

Concessional Port Charges

The Gladstone Ports Corporation Limited (GPC) is subject to a number of long-term major industry contracts where port charges are significantly lower than market rates. These historical contracts were entered into to support various industries and government initiatives from time to time. The amounts shown are estimates of the revenue foregone by GPC as a result of being unable to charge commercial rates.

Budget Strategy and Outlook 2020-21

Table A.3.3	Sunwater Limited

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Water Supply Contracts	50.2	49.8
Total	50.2	49.8

Water Supply Contracts

Sunwater Limited has a number of historic non-commercial water supply contracts that benefit specific entities (including local governments). The amount shown represents the difference between the estimated revenue under these contracts and that which could be recovered under a full cost allocation model.

Table A.3.4	Concessional Leases (Industry, Commercial and Community) by entity

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Port of Townsville Limited	6	6.1
Gladstone Ports Corporation Limited	2.9	2.9
Queensland Rail Limited	2	2.1
Far North Queensland Ports Corporation Limited	1.8	1.8
North Queensland Bulk Ports Corporation Limited	1.7	1.7
Total	14.4	14.6

Concessional Leases (Industry, Commercial and Community)

The above government-owned corporation entities provide leases to various community organisations, local councils, government departments and industry participants at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Budget Strategy and Outlook 2020-21

Table A.3.5	COVID-19-related measures by entity

Concession	2019-20 Actual $ million	2020-21 Estimate $ million
Queensland Rail Limited	2.4	6.0
Far North Queensland Ports Corporation Limited	2.6	4.2
Port of Townsville Limited	0.4	0.7
Gladstone Ports Corporation Limited	—	0.4
Queensland Bulk Water Supply Authority (Seqwater)	0.2	0.2
Energy Queensland	0.1	0.1
North Queensland Bulk Ports Corporation Limited	0.1	—
Powerlink	0.1	—
Total	5.9	11.6

COVID-19-related measures (Industry, Commercial and Community)

As part of the Queensland Government’s COVID-19 response, the above government owned businesses provide relief measures to support community organisations and businesses adversely affected by COVID-19. Relief measures include temporary reductions to commercial leases, fees and other charges. The amounts shown are estimates of the revenue foregone by not charging commercial rates. To be included in the above table, concessions must meet the minimum materiality threshold of estimated revenue foregone of $50,000. Some government owned businesses provide COVID-19 relief measures below this threshold including Sunwater, CS Energy, Stanwell and CleanCo.

Budget Strategy and Outlook 2020-21

Appendix B:	Tax Expenditure Statement

Context

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation.

This Tax Expenditure Statement (TES) details revenue foregone as a result of government decisions relating to the provision of tax exemptions or concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver government policy objectives. Tax expenditures are provided through a range of measures, including:

•	tax exemptions, rebates or deductions

•	the application of reduced tax rates to certain groups or sectors of the community

•	provisions, which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual budget process.

COVID-19 and implications for tax expenditure

The impact of the coronavirus (COVID-19) pandemic on Queensland businesses has been significant and the Queensland Government moved quickly to introduce substantial tax relief measures to support Queensland businesses, particularly small to medium businesses. These initiatives were primarily aimed at supporting the cashflow and viability of Queensland businesses, landlords, tenants, and the state’s pubs and clubs.

The key relief measures fell under three categories:

•	Direct refunds, holidays, rebates or waivers of tax liabilities – refunds and holidays related to payroll tax; and a 25% discount and waiver of foreign surcharge on land tax.

•	Deferrals of tax liabilities – various deferrals of payroll tax, land tax, gaming machine tax and lotteries tax.

•	Exemptions – JobKeeper payments were exempted from payroll tax.

The impact of these measures has resulted in a significant increase in foregone revenue. While the impact on tax expenditures in 2019-20 is discussed below, some measures will continue to substantially impact revenue in 2020-21. This additional expenditure will be reflected in the 2021-22 Tax Expenditure Statement.

Budget Strategy and Outlook 2020-21

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession.

One of the deficiencies of the revenue foregone approach is that effects on taxpayer behaviour resulting from tax expenditures are not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Additionally, while total COVID-19 relief is included in the TES, some relief was treated as a grant expense, for example in relation to rebates of already-paid tax liabilities. In these cases, the associated tax expenditure did not reduce revenues.

Measuring tax expenditures requires the identification of:

•	a benchmark tax base

•	concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer

•	a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are:

•	the tax rate structure

•	any specific accounting conventions applicable to the tax

•	the deductibility of compulsory payments

•	any provisions to facilitate administration

•	provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to government agencies. Very small exemptions or concessions are also excluded.

Budget Strategy and Outlook 2020-21

The Tax Expenditure Statement

This year’s statement includes estimates of tax expenditures in 2018-19 and 2019-20 for payroll tax, land tax, duties, the waste disposal levy and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table B.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

Budget Strategy and Outlook 2020-21

Table B.1	Tax expenditure summary[1]

	2018-19[2] $ million	2019-20 $ million
Payroll tax
Exemption threshold	1,381	1,526
Deduction scheme	374	462
Regional discount	n/a	88
COVID-19 relief[3,4]	n/a	227
Section 14 exemptions	811	880
Total payroll tax	2,592	3,183
Land tax
Liability thresholds	765	798
Graduated land tax scale	1,234	1,425
Primary production deduction	110	128
Part 6 Divisions 2 and 3 exemptions not included elsewhere[5]	177	195
Land developers’ concession	13	18
COVID-19 relief[3,4,6]	n/a	176
Total Land tax	2,300	2,740
Duties
Transfer duty on residential property
Home concession	376	389
First home concession	199	216
First home vacant land	22	22
Insurance duty
WorkCover	68	72
Health insurance	453	466
Total duties	1,119	1,158
Queensland waste levy
Exempt waste – general		127
Approved exemptions	n/a	72
Approved discounts	n/a	13
Total waste levy	n/a	212
Taxes on gambling
Gaming machine taxes	115	85
Casino taxes	8	7
Total gambling tax	123	92
Total	6,134	7,385

Notes:

1.	Numbers may not add due to rounding.
2.	2018-19 estimates may have been revised since the 2019-20 Budget.
3.	Several COVID-19 relief measures resulted in support being provided across the 2019-20 and 2020-21 years. Therefore, additional expenditure incurred in 2020-21 will be reflected in the 2021-22 Budget.

Budget Strategy and Outlook 2020-21

4.

Significant relief was provided after revenue had already been accrued and therefore the funding provided for these measures were treated as refunds via grant expenses. This expense, along with any interest cost of deferred payments, has not been included in this table.

5.	Applicable, but not limited to; religious bodies, public benevolent institutions and other exempt charitable institutions.
6.	Includes waiver of the 2019-20 foreign surcharge, some of which may have been eligible for ex-gratia relief.

Budget Strategy and Outlook 2020-21

Discussion of individual taxes

Payroll tax

The benchmark tax base for payroll tax is assumed to be all taxable wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be 4.75% in 2018-19 and 4.95% in 2019-20.

Payroll tax exemption threshold

Until 30 June 2019, employers who employ in Queensland with an annual Australian payroll of $1.1 million or less are exempt from payroll tax. From 1 July 2019, the exemption threshold was increased to $1.3 million in annual Australian wages. On the basis of May 2020 average weekly adult total earnings, the new threshold corresponded to businesses with payrolls equivalent to employing approximately 15 full-time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Deduction scheme

Until 30 June 2019, employers who employed in Queensland with Australian payrolls between $1.1 million and $5.5 million benefited from a deduction of $1.1 million, which reduced by $1 for every $4 by which the annual payroll exceeded $1.1 million. From 1 July 2019, the deduction applies to payrolls between $1.3 million and $6.5 million with no deduction for employers or groups that have annual payroll in excess of $6.5 million.

From 1 July 2019, the tax rate which applied to employers with Australian taxable wages up to $6.5 million was 0.2 percentage points lower than the tax rate which applied to employers with Australian taxable wages above $6.5 million.

Regional discount

Employers who are based in regional Queensland and pay over 85% of taxable wages to regional areas may be entitled to a discount on the rate of payroll tax imposed on their taxable wages. The discounted payroll tax rates for regional businesses are 3.75% for employers who pay $6.5 million or less in Australian taxable wages, or 3.95% for employers who pay more than $6.5 million in Australian taxable wages.

Apprentice and trainee rebate

In addition to most apprentice and trainee wages being exempt from payroll tax, a payroll tax rebate is available that reduces total payroll tax liability. The rebate amount is calculated by multiplying 50% of the apprentice and trainee wages by the applicable payroll tax rate for each return period.

Budget Strategy and Outlook 2020-21

COVID-19 relief – payroll tax

In response to the COVID-19 pandemic, a number of payroll tax relief measures were implemented to assist Queensland businesses that resulted in foregone revenue or increased expenditure in 2019-20, including:

•	Payroll tax refunds of two months’ liabilities for small businesses and large businesses negatively impacted by COVID-19.

•	A three-month payroll tax holiday for small businesses.

•	A deferral of payroll tax liabilities for all businesses negatively affected by COVID-19.

•	Exemption from payroll tax of the subsidised component of the Australian Government’s JobKeeper payment.

Significant relief was provided after revenue had already been accrued and therefore the funding provided for these measures were treated as refunds via grant expenses. These amounts, along with any interest cost of deferrals which will be paid at a later time, have not been included in the TES.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land equal to or above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

Land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Budget Strategy and Outlook 2020-21

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land holdings with a taxable value of less than $10 million for resident individuals and companies, trustees and absentees. In 2019-20, the benchmark rates used for estimating the tax expenditures were 2.25% for individuals, 2.5% for absentees and 2.75% for companies and trustees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Part 6 Divisions 2 and 3 exemptions (not elsewhere included)

A number of land tax exemptions are granted in Part 6 Divisions 2 and 3 of the Land Tax Act 2010 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

Land tax payable by land developers is calculated on the basis that the unimproved value of undeveloped land subdivided in the previous financial year and which remains unsold at 30 June of that year is 60% of the Valuer-General’s value. This concession is outlined in Section 30 of the Land Tax Act 2010.

COVID-19 relief – land tax

In response to the COVID-19 pandemic, a number of relief measures were implemented to assist landowners and tenants that resulted in foregone revenue or increased expenditure in 2019-20, including:

•	a 25% rebate on the 2019-20 land tax liability for eligible land owners that provide commensurate rent relief to COVID-19 impacted tenants, or that are unable to secure tenants due to COVID-19.

•	The waiver of the 2% foreign land tax surcharge in 2019-20.

Significant relief was provided after revenue had already been accrued and therefore the funding provided for these measures were treated as refunds via grant expenses. These amounts have not been included in the TES.

Budget Strategy and Outlook 2020-21

Duties

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. A 1% concessional rate applies on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. A full concession is provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

A first home concession is available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (not for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Queensland waste levy

The Queensland waste levy commenced on 1 July 2019 at $75 per tonne (higher for regulated wastes). The levy is payable on waste disposed to landfill, except waste generated and disposed in the non-levy zone.

General levy exemptions exist for other wastes, such as those from declared disasters and severe local weather events. Levy exemptions of up to 100% are available on application for different wastes, such as waste from charitable recycling organisations and community clean-up events. Levy discounts of 50% are available on application for residue wastes from particular recycling activities. Seventy per cent of proceeds from the waste levy will be used for waste programs, environmental priorities and community purposes.

Budget Strategy and Outlook 2020-21

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year.

A progressive tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated monthly on the gaming machine taxable metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30% of gross revenue in the Brisbane and Gold Coast casinos and 20% in the Cairns and Townsville casinos.

In addition, concessional rates of 10% also apply for revenue from high rollers table game play in all casinos. A goods and services tax (GST) credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%

COVID-19 relief – gambling taxes

In response to the COVID-19 pandemic, gaming machine taxes from March 2020 were deferred. They were originally to be paid in three instalments in February 2021, April 2021 and June 2021, but the 2020-21 Budget has extended all payments until June 2021. Lotteries’ taxes from 1 July 2020 to 31 December 2020 were deferred until 30 March 2021. These deferrals have not reduced revenue so they have not been included in the table above.

Budget Strategy and Outlook 2020-21

Appendix C:	Revenue and expense assumptions and sensitivity analysis

The Queensland Budget, like those of other jurisdictions, is based in part on assumptions made about parameters, both internal and external to the state, which can impact directly on economic and fiscal forecasts.

The sensitivity of revenue and expense forecasts to movements in underlying assumptions is particularly relevant in the current context of the almost unprecedented uncertainty in global and national economic conditions and key economic parameters in the context of the coronavirus (COVID-19) crisis.

This appendix outlines the assumptions underlying the revenue and expense estimates and analyses the sensitivity of the estimates to changes in the economic and other assumptions. This analysis is provided to enhance the level of transparency and accountability of the government.

The forward estimates in the budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the budget (including those announced in the budget) are applied consistently throughout the forward estimates period.

Table C.1	Taxation and royalty revenue[1]

	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
	Actual	Actual	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million
Payroll tax	4,160	4,211	3,896	4,304	4,611	4,923
Transfer duty	3,195	3,041	2,694	2,953	3,157	3,381
Other duties	1,549	1,583	1,613	1,690	1,780	1,876
Gambling taxes and levies	1,333	1,258	1,477	1,495	1,553	1,622
Land tax	1,334	1,406	1,493	1,617	1,643	1,661
Motor vehicle registration	1,850	1,910	1,948	2,022	2,098	2,176
Other taxes	745	1,175	1,208	1,266	1,288	1,329
Total taxation revenue	14,165	14,585	14,330	15,347	16,130	16,967
Royalties
Coal	4,372	3,517	1,643	2,372	2,761	2,951
Petroleum[2]	454	466	308	467	635	702
Other royalties[3]	393	549	535	506	507	515
Land rents	159	154	146	172	174	176
Total royalties and land rents	5,378	4,686	2,631	3,517	4,077	4,345

Budget Strategy and Outlook 2020-21

Notes:

1.	Numbers may not add due to rounding.
2.	Includes impact of liquefied natural gas (LNG).
3.	Includes base and precious metal and other mineral royalties.

The following discussion provides details of some of the key assumptions, estimates and risks associated with revenue and expenditure and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

Taxation revenue assumptions and revenue risks

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the state. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast growth, would impact upon a broad range of taxation receipts.

Wages and employment growth - payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The budget assumptions are for an increase in wages of 1 1⁄4% and an increase in employment of 1% in 2020-21. The composition of the payroll tax base is also important as businesses in sectors such as tourism, retail and hospitality are often outside the tax base because they are below a threshold. A one percentage point variation in either Queensland wages growth or employment would change payroll tax collections by approximately $39 million in 2020-21.

Transfer duty estimates

Transfer duty collections in 2020-21 are expected to decrease by 11% compared with 2019-20 actuals, largely due to the weak outlook for the non-residential sector generally and for large commercial transactions.

Across the forward estimates period, annual average growth of around 3% is expected in total transfer duty.

A one percentage point variation in either the average value of property transactions or the volume of transactions would change transfer duty collections by approximately $27 million in 2020-21.

Budget Strategy and Outlook 2020-21

Royalty assumptions and revenue risks

Table C.2 below provides the 2020-21 Budget assumptions regarding coal royalties, which represent the bulk of Queensland’s royalty revenue.

Table C.2	Coal royalty assumptions

	2019-20	2020-21	2021-22	2022-23	2023-24
	Actual	Budget	Projection	Projection	Projection
Tonnages – crown export[1] coal (Mt)	206	188	211	220	234
Exchange rate US$ per A$[2]	0.67	0.72	0.72	0.72	0.72
Year average coal prices (US$ per tonne)[3]
Hard coking	152	109	132	139	140
Semi-soft	111	78	94	101	102
Thermal	88	68	66	69	70
Year average oil price
Brent ($US per barrel)[4]	65	39	50	57	60

Notes:

1.

Excludes coal produced for domestic consumption and coal where royalties are not paid to the government, i.e. private royalties. The 2020-21 estimate for domestic coal volume is approximately 25.5 Mt and private coal is 10.8 Mt.

2.	Year average.
3.	Price for highest quality coking and thermal coal. Lower quality coal can be sold below this price with indicative average prices for 2020-21 as follows: Hard coking US$102/t and thermal US$63/t.
4.	Published Brent oil prices are lagged by one quarter to better align with royalty revenue.

Exchange rate and commodity prices and volumes

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes.

Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

Potential impact on coal royalty revenue

For each one cent movement in the A$-US$ exchange rate, the annual impact on royalty revenue would be approximately $37 million.

A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $16 million. A 1Mt variation would lead to a change in royalty revenue of approximately $8 million.

A 1% variation in the average price of export coal would lead to a change in royalty revenue of approximately $26 million.

Budget Strategy and Outlook 2020-21

Parameters influencing Australian Government GST payments to Queensland

The Queensland Budget incorporates estimates of GST revenue grants to Queensland based on Australian Government estimates of national GST collections and Queensland Treasury assumptions of Queensland’s share. The estimates of collections are primarily determined by the value of national consumption subject to GST.

Since the Australian Government payments are based on the amount actually collected, it is Queensland’s Budget that bears the risks of fluctuations in GST collections. As with all other tax estimates, there is a risk of lower collections than estimated if economic growth and consumption are weaker than expected.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

Sensitivity of expenditure estimates and expenditure risks

Public sector wage costs

Salaries and wages form a large proportion of General Government Sector operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements.

The 2020-21 Budget and forward estimates reflect wage increases consistent with existing agreements and the government’s wages policy where outcomes are yet to be finalised.

A general 1% increase in wage outcomes in one year would increase expenses by around $262 million in that year. The impact would compound and be much larger in the later years.

Interest rates

The General Government Sector has a total debt servicing cost estimated at $1.721 billion in 2020-21. The current average duration of General Government Sector borrowing with the Queensland Treasury Corporation is 6.7 years. The majority of General Government Sector debt is held under fixed interest rates and therefore the impact of interest rate variations on debt servicing costs in 2020-21 would be relatively modest, with the impact occurring progressively across the forward estimates.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth, inflation and discount rate. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

Budget Strategy and Outlook 2020-21

Appendix D:	Fiscal aggregates and indicators

Table D1 Key Fiscal Aggregates1

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Budget	Projection	Projection	Projection
	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million	$ million
General Government
Total revenue	41,755	46,705	49,970	50,780	56,194	58,087	59,828	57,764	56,249	60,504	63,394	66,326
Tax revenue	10,937	11,840	12,598	12,547	12,919	13,244	14,165	14,585	14,330	15,347	16,130	16,967
Total expenses	46,313	46,217	49,551	50,112	53,369	56,337	58,843	63,498	64,881	64,806	65,874	67,715
Employee expenses	18,130	17,816	18,592	20,045	21,258	22,681	24,019	25,660	26,470	26,848	27,864	28,962
Net operating balance	(4,558)	488	420	668	2,825	1,750	985	(5,734)	(8,633)	(4,303)	(2,480)	(1,389)
Capital purchases	7,001	6,323	4,635	4,044	4,620	5,126	5,764	6,291	7,572	8,136	8,078	7,762
Net capital purchases	3,387	3,085	996	1,163	2,265	2,337	3,192	3,424	4,808	4,782	4,166	2,982
Fiscal balance	(7,944)	(2,597)	(576)	(495)	560	(587)	(2,207)	(9,158)	(13,440)	(9,085)	(6,647)	(4,370)
Borrowing with QTC	36,508	39,864	41,343	34,200	31,358	29,256	29,468	37,570	53,501	64,525	73,924	80,653
Leases and similar arrangements[3]	1,370	1,503	1,761	1,286	1,882	2,142	2,612	6,499	7,565	7,408	7,484	7,768
Securities and Derivatives	1	1	(0)	(0)	(0)	122	121	198	198	198	198	198
Net debt	2,466	5,208	5,749	654	(355)	(509)	(198)	14,046	25,499	35,511	44,228	50,782

Non-financial Public Sector
Total revenue	49,181	53,502	56,178	57,393	64,855	66,164	68,329	66,156	64,271	68,833	72,064	75,417
Capital purchases	10,774	9,313	7,811	6,852	7,291	7,643	8,460	9,467	11,032	11,811	11,527	11,004
Borrowing with QTC	67,116	70,668	73,256	71,160	69,107	66,964	67,576	76,464	93,467	104,626	114,217	121,039
Leases and similar arrangements[3]	1,559	1,752	1,802	1,316	1,882	2,142	2,612	6,991	8,033	7,843	7,884	8,135
Securities and Derivatives	411	216	175	446	895	405	720	1,505	720	618	567	549

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.
3.	Approximately $2.2 billion increase in General Government and $2.6 billion in NFPS in 2019-20 on adoption of the new lease accounting standard AASB 16

Budget Strategy and Outlook 2020-21

Table D2 Key Fiscal Indicators1

	2012-13	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24
	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual[2]	Actual	Budget	Projection	Projection	Projection
	%	%	%	%	%	%	%	%	%	%	%	%
General Government
Revenue/GSP	14.7	16.0	16.9	16.7	17.0	16.5	16.2	15.8	15.9	16.1	16.2	16.1
Tax/GSP	3.9	4.1	4.2	4.1	3.9	3.8	3.8	4.0	4.1	4.1	4.1	4.1
Own source revenue/GSP	8.3	8.6	8.9	8.9	8.7	8.6	8.5	8.3	7.7	7.9	8.0	8.0
Expenses/GSP	16.3	15.9	16.7	16.5	16.1	16.0	15.9	17.4	18.4	17.3	16.8	16.5
Employee expenses/GSP	6.4	6.1	6.3	6.6	6.4	6.5	6.5	7.0	7.5	7.1	7.1	7.0
Net operating balance/GSP	(1.6)	0.2	0.1	0.2	0.9	0.5	0.3	(1.6)	(2.4)	(1.1)	(0.6)	(0.3)
Capital purchases/GSP	2.5	2.2	1.6	1.3	1.4	1.5	1.6	1.7	2.1	2.2	2.1	1.9
Net cash inflows from operating activities/Net cash flows from investments in non-financial assets	(40.7)	45.9	97.5	122.9	134.2	107.0	105.5	(3.0)	(90.0)	(6.0)	5.7	26.0
Fiscal balance/GSP	(2.8)	(0.9)	(0.2)	(0.2)	0.2	(0.2)	(0.6)	(2.5)	(3.8)	(2.4)	(1.7)	(1.1)
Total borrowings/GSP	13.4	14.2	14.5	11.7	10.0	9.0	8.7	12.1	17.3	19.2	20.8	21.5
Total Borrowings/Revenue	90.7	88.6	86.3	69.9	59.2	54.3	53.8	76.6	108.9	119.2	128.7	133.6
Lease and other liabilities/revenue	3.3	3.2	3.5	2.5	3.3	3.7	4.4	11.3	13.4	12.2	11.8	11.7

Revenue growth	(8.8)	11.9	7.0	1.6	10.7	3.4	3.0	(3.5)	(2.6)	7.6	4.8	4.6
Tax growth	3.1	8.3	6.4	(0.4)	3.0	2.5	7.0	3.0	(1.7)	7.1	5.1	5.2
Expenses growth	0.6	(0.2)	7.2	1.1	6.5	5.6	4.4	7.9	2.2	(0.1)	1.6	2.8
Employee expenses growth	(0.7)	(1.7)	4.4	7.8	6.1	6.7	5.9	6.8	3.2	1.4	3.8	3.9

Non-Financial Public Sector
Capital purchases/GSP	3.8	3.2	2.6	2.3	2.2	2.2	2.3	2.6	3.1	3.1	2.9	2.7
Total borrowings/GSP	24.4	24.9	25.4	24.0	21.7	19.8	19.2	23.3	28.9	30.1	31.3	31.5
Total Borrowings/Revenue	140.5	135.8	133.9	127.1	110.8	105.1	103.8	128.4	159.0	164.3	170.2	172.0
Net financial liabilities3/revenue	133.4	129.8	125.2	127.4	111.2	111.5	114.9	146.5	175.5	178.2	179.7	175.5

Notes:

1.	Bracketed numbers represent negative amounts.
2.	With the implementation of the latest GFS Manual (AGFS15), some categories have been restated above to ensure comparability.

Queensland Budget 2020–21  Budget Strategy and Outlook  Budget Paper No.2

Queensland Budget 2020–21

Budget Strategy and Outlook  Budget Paper No.2

budget.qld.gov.au

QUEENSLAND BUDGET 2020-21	Unite & Recover

CAPITAL STATEMENT

BUDGET PAPER NO. 3

budget.qld.gov.au

2020–21 Queensland Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

Service Delivery Statements

Appropriation Bills

Budget Highlights

Regional Action Plans

The Budget Papers are available online at budget.qld.gov.au

© The State of Queensland (Queensland Treasury) 2020

Copyright

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© The State of Queensland (Queensland Treasury) - 2020–21 Queensland Budget

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Capital Statement

Budget Paper No. 3

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

Capital Statement 2020-21

State Budget

2020-21

Capital Statement

Budget Paper No. 3

Capital Statement 2020-21

Contents

1	Approach and highlights	1

Features		1

1.1	Introduction	3
1.2	Capital planning and prioritisation	4
1.3	Key capital projects and programs	6

2	2020-21 Capital program overview	14

2.1	Introduction	14
2.2	Capital purchases	15
2.3	Capital grants	18

3	Capital outlays by infrastructure class	22

3.1	Arts, Cuture, Sport and Recreation	22
3.2	Cross-Government	28
3.3	Digital	37
3.4	Education and Training	38
3.5	Energy	55
3.6	Health	61
3.7	Justice and Public Safety	70
3.8	Social Housing	76
3.9	Transport	78
3.10	Water	91

Appendix A:	Entities included in capital outlays 2020-21	95

Capital Statement 2020-21

Appendix B:	Key concepts and coverage	98

Appendix C:	Capital purchases by infrastructure class by statistical region 2020-21	99

Capital Statement 2020-21

1	Approach and highlights

Features

•

The Queensland Government’s ongoing commitment to delivering and facilitating productivity-enhancing and catalytic infrastructure will continue to support economic recovery, resilience and future prosperity, as well as more broadly drive sustainable economic growth, increased employment opportunities and higher living standards.

•

The substantial capital program outlined in this Budget supports the Palaszczuk Government’s infrastructure commitment to invest $56.031 billion over four years throughout Queensland. This investment is critical to enhance business productivity, connectivity and overall long-term competitiveness, while ensuring that essential services, such as health care and education, are accessible to all Queensland communities and regions.

•

In 2020-21, the government will invest $14.835 billion on capital across the state. The capital program is important in directly supporting construction-related jobs in the short to medium term, with the capital program in 2020-21 estimated to support around 46,000 jobs, including 28,700 jobs outside of Greater Brisbane.

•

In 2020-21, the government will deliver a $6.267 billion investment in transformative transport infrastructure. Highlights of the 2020-21 transport capital program include $1.514 billion to continue construction work on Cross River Rail and substantial ongoing investment to fund major upgrades to the M1 Pacific Motorway and the Bruce Highway.

•

Capital expenditure to support the delivery of health services is $1.625 billion in 2020-21. The government is providing $265 million to build seven satellite hospitals to enable our acute hospitals to continue safely managing patients via alternative models of care across South East Queensland. The satellite hospitals will also provide virtual health opportunities including a range of rapid access consults, care co-ordination, remote monitoring and patient literacy services.

•

The government is also investing $979 million for the Building Better Hospitals commitment. This program is a key priority for Queensland Health, which will help address growing demand by enhancing public hospital capacity and services in the South East Queensland growth corridor.

•

The government will invest $1.917 billion in 2020-21 on assets to support students and teachers, and to ensure that Queensland’s state schools and training assets are world-class and continue to meet demand. Investment in new schools is being facilitated through the $1.687 billion Building Future Schools Fund, while the $1 billion Great Schools, Great Future commitment is helping provide new classrooms and facilities at existing schools to meet growing enrolments.

1

Capital Statement 2020-21

•

To help enhance the productive capacity of Queensland’s businesses, industries, communities and regions for the future, the government will invest $2.745 billion in 2020-21 to maintain and upgrade energy and water assets to support the ongoing delivery of safe, secure, reliable and cost-effective energy and water across the state.

•

Delivery of the Rookwood Weir will be co-funded with the Australian Government and will add up to 76,000 megalitres of extra water supply for the Central Queensland region. The project will grow agricultural production along the Fitzroy River and enhance the security of urban and industrial water supplies for Gladstone and Capricorn Coast centres.

•

Importantly, the Budget also includes $590.4 million investment in key infrastructure supporting the State’s delivery of enhanced justice and public safety services, including $178 million over three years from 2019-20 on additional youth justice infrastructure.

•

In line with the government’s commitment to ensure all Queenslanders share in the State’s prosperity and enjoy an improved quality of life, ongoing investment in social housing in 2020-21 includes $526.2 million of capital purchases and grants to construct new dwellings, upgrade existing properties, and provide housing services, including in Indigenous communities.

•

A key element of the government’s capital program is providing grants to local governments and non-government organisations to support their work within communities across Queensland. In total, the government will provide $2.218 billion in capital grants in 2020-21, including $180 million to all local governments through the government’s $200 million COVID Works for Queensland program to support jobs and provide economic stimulus to local economies.

2

Capital Statement 2020-21

1.1	Introduction

In line with the Queensland Government’s Economic Recovery Plan, the 2020-21 Capital Statement outlines the investment in critical infrastructure across Queensland that will help drive ongoing economic recovery and support increased private sector productivity and competitiveness over the longer-term.

The Capital Statement presents an overview of the Queensland Government’s proposed capital outlays for 2020-21 and provides visibility of the State’s infrastructure delivery program. In this Budget, the Capital Statement is presented by infrastructure asset class for consistency with recent capital program updates.

Continued infrastructure investment connects individuals and households to meaningful employment opportunities and enables all Queenslanders to access essential services and enjoy increased standards of living.

The government’s current capital program is facilitating an increase in the broader longer-term productive capacity of the Queensland economy, which will lead to more high-value ongoing private sector jobs across both industries and regions.

The ongoing provision of essential and strategic infrastructure, including supporting greater access to reliable and affordable services aligned with improvements in technology, will also boost the State’s overall competitiveness and enhance its ability to attract new investment, businesses and highly-skilled workers.

The Queensland Government’s significant infrastructure investment will also directly support substantial jobs across the state during the construction phase, with the $14.835 billion capital program in 2020-21 estimated to support 46,000 jobs, with 28,700 of these jobs located outside of Greater Brisbane.

Importantly, maintaining a strong capital program will ensure Queensland’s economic recovery continues to gather momentum, while simultaneously positioning the economy to capitalise on key opportunities to facilitate longer-term growth outcomes and support a higher quality of life for all Queenslanders.

3

Capital Statement 2020-21

1.2	Capital planning and prioritisation

The Queensland Government has established an infrastructure planning framework to underpin and inform the prioritisation of the State’s capital works, to ensure the delivery of a capital program that ideally reflects the most appropriate, cost-effective approach to address the service needs and infrastructure challenges facing Queensland.

Key elements of the infrastructure planning and prioritisation framework include the State Infrastructure Plan, the Project Assessment Framework for evaluating investment proposals and the Queensland Transport and Roads Investment Program which forms a significant proportion of the capital program.

State Infrastructure Plan (SIP)

The SIP provides the government’s vision for infrastructure investment and delivery. The SIP is designed to ensure the State is investing in the right infrastructure, in the right place and at the right time. It provides confidence and certainty to industry, local government and the community by confirming the government’s investment program over the next four years.

Implementation of the SIP is led by the Department of State Development, Infrastructure, Local Government and Planning.

Further details on the SIP are available at https://www.dsdmip.qld.gov.au/infrastructure/state-infrastructure-plan.html.

Project Assessment Framework (PAF)

The PAF is used across government to ensure a common and rigorous approach to assessing projects at critical stages in their development lifecycle, from the initial assessment of the service required, through to delivery and benefits realisation. At each stage of a project, the project’s progress and quality is assessed to ensure that the project (and associated investment) meets strategic objectives and achieves value for money. Once a project ‘clears’ a particular stage, it can progress to the next.

Led and maintained by Queensland Treasury, the PAF is applied by government departments and Building Queensland (BQ) in the evaluation of infrastructure projects, public private partnerships and other proposals for the acquisition of services.

Further details on the PAF are available at https://www.treasury.qld.gov.au/.

Queensland Transport and Roads Investment Program (QTRIP)

QTRIP is the Department of Transport and Main Roads’ annually published program of current and planned investments in road and transport infrastructure (including roads, railways, active transport, marine infrastructure and public transport) over the next four years.

The program of works detailed in QTRIP represents a $26.9 billion1 investment over the four years from 2020-21, supporting an estimated average of approximately 23,600 direct jobs over the life of the program.

[1]	Total QTRIP investment is inclusive of both non-capital and capital components.

4

Capital Statement 2020-21

The strategic intent of QTRIP is shaped by the SIP and the Transport Coordination Plan 2017-2027. It is developed in accordance with funding allocations identified by the Queensland and Australian Governments.

Further details on QTRIP are available at

https://www.tmr.qld.gov.au/About-us/Corporate- information/Publications/Queensland-Transport-and-Roads-Investment-Program.

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Capital Statement 2020-21

1.3	Key capital projects and programs

Cross River Rail

Cross River Rail will increase network capacity, allowing more trains to run more often, and will integrate with new roads and bus services, to enable a turn-up-and-go public transport network for the whole of South East Queensland.

It will deliver 10.2 kilometres of new rail line from Dutton Park to Bowen Hills, including 5.9 kilometres of twin tunnels under the Brisbane River and CBD, and four new high-capacity, underground stations at Boggo Road, Woolloongabba, Albert Street and Roma Street.

The project will also introduce a new world-class signalling system, deliver three new Gold Coast stations at Pimpama, Helensvale North and Merrimac, and significant upgrades to eight above-ground stations at Salisbury, Rocklea, Moorooka, Yeerongpilly, Yeronga, Fairfield, Dutton Park and Exhibition.

Major construction of Cross River Rail commenced in 2019 and is being delivered across three major works packages, with work now underway at multiple worksites.

Cross River Rail will support up to 7,700 full-time equivalent jobs and 450 new apprenticeship and traineeship opportunities during construction.

M1 Pacific Motorway upgrades

A safe, efficient and reliable M1 Pacific Motorway plays an important role in driving productivity and competitiveness across South East Queensland. The $3.401 billion M1 program of works, jointly funded by the Queensland and Australian Governments, is delivering major projects, such as the Varsity Lakes to Tugun upgrade, Eight Mile Plains to Daisy Hill upgrade, and the Yatala South (Exit 41) and Pimpama (Exit 49) interchange upgrades.

The 10 kilometre section of the M1 Pacific Motorway between Varsity Lakes and Tugun carries approximately 85,000 vehicles per day, including around 7,500 heavy vehicles. The construction works commenced in May 2020 and are expected to be complete by the end of 2023. The indicative total estimated cost for the project is $1 billion.

The section of the M1 Pacific Motorway between Eight Mile Plains and Daisy Hill carries in the order of 150,000 vehicles per day, including approximately 12,000 heavy vehicles. The widening from six to eight lanes project commenced construction in March 2020 and is due for completion in 2024. The total estimated cost of this project is $750 million.

The Queensland and Australian Governments have also committed $1 billion to upgrades between Daisy Hill to Logan Motorway.

The M1 program of works is complimented by the jointly funded $1.531 billion Coomera Connector (Stage 1) project between Nerang and Coomera, to provide for a “second M1”.

Bruce Highway upgrades

Many Queenslanders are dependent on the Bruce Highway for their livelihood and lifestyle. With the Bruce Highway connecting cities and towns over a distance of almost 1,700 kilometres from Brisbane to Cairns, it is essential to maintain and upgrade the Bruce Highway to ensure freight, travel and commuter traffic is safe and efficient. The Queensland Government will continue to

6

Capital Statement 2020-21

work with the Australian Government to deliver the Bruce Highway Upgrade Program, aimed at improving safety, flood resilience and capacity along its length.

The 2020-21 capital program includes investment on several key projects on the Bruce Highway, supporting jobs across the regions, including:

•	$1.065 billion for the Rockhampton Ring Road

•	$1 billion to construct Cooroy to Curra Section D

•	$932.2 million to widen the highway from four to six lanes between Caloundra Road and Sunshine Motorway

•	$662.5 million to upgrade the highway from four to six lanes between Caboolture - Bribie Island Road and Steve Irwin Way

•	$514.3 million to construct bridges and approaches on the Haughton River Floodplain, south of Giru between Horseshoe Lagoon and Palm Creek

•

$481 million to duplicate the highway from two to four lanes as part of the Cairns Southern Access Corridor Stage 3, from Collinson Creek in Edmonton as far as the vicinity of Wrights Creek near Gordonvale

•	$301.3 million to upgrade the Bruce Highway – Maroochydore Road Interchange

•

$230 million for the Townsville Ring Road (Stage 5) to duplicate from two to four lanes on the section of the Townsville Ring Road (Bruce Highway) between Vickers Bridge over Ross River and Shaw Road interchange

•	$163.3 million to upgrade the Bruce Highway – Deception Bay Road interchange

•	$158 million to duplicate the highway from two to four lanes, as part of Rockhampton Northern Access (Stage 1), between Rockhampton – Yeppoon Road and Parkhurst

•	$123.7 million to widen the highway from four to six lanes as part of the Cairns Southern Access Corridor Stage 4, from Kate Street to Aumuller Street near the Port of Cairns and wharf precinct.

In addition, the Queensland Government has committed an additional $100 million in state funding towards a $500 million funding injection for the Bruce Highway (subject to negotiation with the Australian Government), noting the Queensland Government’s priority for upgrades between Mackay and Proserpine, and between Gladstone and Rockhampton.

Youth justice reforms and additional youth justice infrastructure

The Government is committed to promoting community safety by preventing offending and reoffending, and keeping young people out of courts and custody, supported by the development and upkeep of appropriate infrastructure facilities.

This includes increasing capacity in youth detention facilities by an additional 48 beds, with $178 million over three years (commencing from 2019-20).

The additional 16 beds in the Brisbane Youth Detention Centre (BYDC) located at Wacol was opened in May 2020. The finalisation of capital works to existing facilities and amenities including educational classrooms, kitchen and laundry facilities will be completed this year.

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Capital Statement 2020-21

In addition, a new 32 bed youth detention centre (known as West Moreton Youth Detention Centre) is being constructed adjacent to BYDC at Wacol.

Port of Townsville Channel Capacity Upgrade

The Townsville Channel Capacity Upgrade (TCCU), which commenced in 2019-20, has reached a major construction milestone with the joining of the east bund and west bund of the 2.2 kilometres of protective rock wall where dredge material from the widening will be placed. This will eventually create the boundary of a new reclamation area, providing an additional 62 hectares of land for port operations. The TCCU, the largest infrastructure project in the Port’s history, will widen the shipping channel to allow access for larger vessels and facilitate future trade growth in the region.

The TCCU Project is a joint project of the Queensland and Australian Governments and the Port of Townsville Limited (POTL), and forms part of the Townsville City Deal signed in December 2016. The business case estimated the total project cost of the TCCU Project at $193.5 million with the Queensland and Australian Governments each committing $75 million and POTL funding the remaining $43.5 million.

Given changes in the delivery methodology for major works packages, and the impact of COVID-19 on project delivery, the estimated final cost for the TCCU Project has increased from $193.5 million to $232 million. The TCCU Project will support the local economy and jobs, creating 120 jobs in Townsville during construction and supporting 245 jobs in Queensland after construction, as estimated in the detailed business case.

Smithfield Bypass

The $164 million Smithfield Bypass project is a 3.8 kilometre alternative route to the Captain Cook Highway. The new bypass road will relieve congestion on the section of the Captain Cook Highway between McGregor Road and the intersection of Captain Cook Highway and the Cairns Western Arterial Road. Early works commenced in late 2018 with construction expected to be completed in late 2021, weather permitting.

Building Better Hospitals

The Government’s Building Better Hospitals commitment is a key priority for Queensland Health which will help address growing demand by enhancing public hospital capacity and services in the South East Queensland growth corridor. The program includes projects at three major South East Queensland hospitals with a combined value of $979 million:

•	redevelopment of the Caboolture Hospital to increase its capacity by 130 beds

•	expansion of the Logan Hospital to deliver an additional 206 beds as well as expansion and refurbishment of the Logan maternity ward

•

staged redevelopment of the Ipswich Hospital including new mental health facilities for adults and older persons, a Magnetic Resonance Imaging suite (delivered) to grow clinical capacity, and the delivery of a 26-bed interim demand management strategy.

Satellite Hospitals: Better Care, Closer to Home

The Government is providing $265 million in funding to build seven satellite hospitals to enable our acute hospitals to continue safely managing patients via alternative models of care across

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Capital Statement 2020-21

South East Queensland. The satellite hospitals will also provide virtual health opportunities including a range of rapid access consults, care co-ordination, remote monitoring and patient literacy services. The final location and health services provided will be determined by the local Health and Hospital Service in consultation with the community. Planning for delivery of these hospitals will begin immediately. The program includes:

•	Bribie Island Satellite Hospital

•	Caboolture Satellite Hospital

•	Cleveland Satellite Hospital

•	Hills District Satellite Hospital

•	Ipswich City Satellite Hospital

•	QEII Satellite Hospital

•	Southern Gold Coast Satellite Hospital.

Great Schools, Great Future

The Government’s $1 billion Great Schools, Great Future infrastructure commitment will provide Queensland schools with new classrooms and facilities to accommodate growing enrolments, new or upgraded school halls and performing arts centres, and renewal and refurbishment of existing school infrastructure, including fencing upgrades, playgrounds and covered outdoor sports areas.

Investment in new schools is being facilitated through the $1.687 billion Building Future Schools Fund, which includes $346.2 million for new primary schools in North Maclean and Caloundra South and a new special school in Coomera to open in 2022 and a new primary school in inner west Brisbane to open in 2023. The funding also includes the final stage of the Lee Street Special School that opened in 2020 and the acquisition of land for future new schools. This is in addition to the eight new schools that opened in 2020 and the five new schools that will open in 2021.

Rookwood Weir – capital expenditure

The Rookwood Weir will add up to 76,000 megalitres of extra water supply for the Central Queensland region. The project will provide for significant agricultural growth along the Fitzroy River near Rockhampton, and enhance the security of urban and industrial water supplies for Gladstone and Capricorn Coast centres such as Yeppoon.

Significant steps have been taken throughout the year toward the construction of Rookwood Weir. The construction contract was awarded in August 2020 and site mobilisation is now underway with a focus on preparatory works at the weir site and establishing the camp for workers. In-river works are expected to commence in April 2021 with weir construction reaching completion mid-2023, weather permitting. In parallel, road upgrades to Thirsty Creek Road and the Capricorn Highway at the Gogango Intersection were completed this year and works to replace Riverslea Bridge have started and are due for completion mid-2021.

The project has generated some 100 jobs to date, and the weir is expected to create about 200 jobs during construction, of which 140 are expected to be sourced locally.

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Capital Statement 2020-21

The Australian Government is co-funding the $352.2 million Rookwood Weir project ($332 million capital cost) under the National Water Infrastructure Development Fund. In October 2020 the Australian Government’s commitment to contribute $176.1 million was formalised, which matches the Queensland Government’s own funding commitment toward this critical piece of water infrastructure for Central Queensland.

New Performing Arts Venue at the Queensland Performing Arts Centre (QPAC)

The Queensland Government has committed to deliver a new $175 million state-of-the-art theatre for Brisbane, investing $150 million over four years from 2018-19. This investment in a new theatre follows the recommendations of the detailed business case for a 1,500 seat theatre at the Playhouse Green site, to be operated by the QPAC, which will contribute $25 million to the new venue.

QPAC, which schedules over 1,300 performances annually, with a record 1.5 million people attending in 2017-18, was nearing full capacity, prior to COVID-19. Post COVID-19, the unique opportunity exists to invest in QPAC’s growth to create Australia’s largest performing arts centre, with five outstanding theatres that will bolster Queensland’s cultural vibrancy, support the local arts sector and drive cultural tourism, with the potential to welcome an additional 300,000 visitors each year.

The new theatre is targeted for completion at the end of 2022.

CleanCo’s Karara Wind Farm

Queensland’s publicly-owned clean energy generator, CleanCo, will build, own, and operate the $250 million 102.6MW Karara Wind Farm in the Darling Downs. Karara will be part of the larger 1,026MW (or 1-gigawatt) MacIntyre Wind Farm Precinct being developed by Acciona Australia, with a project value of around $2 billion. In addition to CleanCo’s direct build, own, and operate investment in the Karara Wind Farm, CleanCo is supporting the larger Precinct by agreeing to purchase a further 400 megawatts of renewable energy from Acciona.

Together with CleanCo’s involvement, the Precinct development will achieve a local spend in the Darling Downs of more than $500 million during construction, supporting 400 jobs and local businesses. The development will be progressively connected to the grid from 2022, with 64 kilometres of new powerlines connecting the wind farm to the Queensland electricity network at Millmerran. Queensland’s government-owned transmission business, Powerlink, has already commenced working on the connection of the project to the grid, supporting a further 240 jobs.

CleanCo’s announcement in March 2020 is an historic achievement for Queensland and demonstrates the Government’s ongoing commitment to renewable generation in Queensland.

Rollingstock Expansion Project

To provide for expected increases in rail patronage over the next 10 years, the existing passenger fleet must expand to deliver extra timetabled services. The Department of Transport and Main Roads has commenced a Rollingstock Expansion project with a $600 million commitment to procure 20 new six-car passenger trains, which will be manufactured in the Maryborough region to support local jobs and regional supply chains including in Rockhampton.

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Capital Statement 2020-21

New Public Transport Ticketing System

The Queensland Government has committed $371.1 million for a new public transport ticketing system that will be delivered across public transport over a four year period. The system will add new customer facing functionality including payment by contactless debit and credit cards, mobile phones and wearables, in addition to go card and paper tickets.

Southern Queensland Correctional Precinct - Stage 2

$110.2 million of the $654 million for the expansion of Southern Queensland Correctional Precinct is budgeted for 2020-21, with construction commencing in early 2021. A number of major benefits will be achieved through the construction of a new 1,000 bed correctional centre, including the delivery of over 400 jobs in the region and during peak periods of construction it will support up to 900 jobs.

This new facility, with a therapeutic health-centred operating model, will help address substance addiction and mental health issues. Further, it will enable Queensland Corrective Services and Queensland Health to provide rehabilitation and treatment in a world-class correctional facility.

The new facility will ease overcrowding across Queensland’s correctional services system and deliver a safer environment for staff and the prison population.

Building our Regions

Building our Regions supports local government infrastructure projects in regional Queensland communities that create flow-on economic development opportunities and jobs. These projects span Queensland from Torres Strait Island in the far north to Goondiwindi near the southern border, and from Boulia in the north west to Fraser Coast in the east. This includes a wide range of infrastructure project types including delivering enduring economic benefits and improved liveability in regional communities.

The funds are administered by the Department of State Development, Local Government, Infrastructure and Planning through the Building our Regions program, with approvals to date of $348.3 million in funding towards 264 infrastructure projects and seven planning projects across 67 local governments in regional Queensland, supporting approximately 2,767 construction jobs.

This has leveraged further financial co-contributions of almost $538.3 million from local governments, the Australian Government and others, to create a total value of capital expenditure of $886.6 million.

Works for Queensland

The Works for Queensland program is a $600 million funding program to support local governments outside South East Queensland by funding job-creating maintenance and minor infrastructure projects relating to assets owned or controlled by local governments. This Budget allocates an additional $200 million for a fourth round of funding for Works for Queensland. This brings the total program funding to $800 million.

In 2020-21, $34 million will be delivered towards Works for Queensland projects. As at 30 September 2020, councils have estimated more than 21,000 jobs being supported for the first three rounds of the program.

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Capital Statement 2020-21

In response to COVID-19, the Queensland Government announced the 2020-21 COVID Works for Queensland funding program. The program provides an additional $200 million to all local governments to support jobs and provide economic stimulus to local economies.

In 2020-21, $180 million will be delivered towards COVID Works for Queensland projects. As at 30 September 2020, councils have estimated that the program will support more than 4,600 jobs.

Cairns Convention Centre

The Queensland Government is investing $176 million ($171.8 million capital cost) in the refurbishment and expansion of the Cairns Convention Centre. This investment, confirmed through the preparation of a detailed business case, ensures the existing centre remains a world-class venue that is ideal for business and community events of up to 5,000 delegates.

The 10,000 square metre expansion includes a large undercover, tropically planted forecourt, expanded main entry lobby, new event spaces enabling the centre to host multiple events at the same time, and a multi-function space with external decks and spectacular views over Trinity Inlet.

The expanded centre will form a key infrastructure asset assisting with the post-COVID-19 recovery of the tourism industry in Cairns and far-north Queensland. The refurbished centre will reopen for business in February 2021, with the expansion targeted for completion in the first half of 2022.

Disaster Resilience Program

As the most disaster impacted state in Australia, it is imperative to help local Queensland communities better prepare for future natural disasters. Increasing the resilience of infrastructure and investing in innovative programs to lessen the impacts of natural disasters means that communities can recover more quickly after a natural disaster strikes.

The Queensland Resilience and Risk Reduction Fund will allocate $65.5 million over five years to improve safety and disaster resilience across the state, with $10.5 million delivered in 2020-21. The fund will be administered by the Queensland Reconstruction Authority.

The Queensland Resilience and Risk Reduction Fund replaces the former Queensland Disaster Resilience Fund and is funded with joint Commonwealth-State funding of $48 million under the National Partnership Agreement on Disaster Risk Reduction supplemented by additional state funding of $17.5 million.

The Queensland Reconstruction Authority will also continue to administer a suite of targeted measures aimed at promoting disaster recovery and resilience from recent significant disaster events, including the $100 million Betterment Fund to improve the resilience of infrastructure damaged by the Monsoon flooding event of early 2019 under the joint State Commonwealth Disaster Recovery Funding Arrangements. The programs will be delivered over three years to 2021-22.

Haughton Pipeline – Stage 2

The Queensland Government will contribute $195 million to the Townville City Council toward Stage 2 of the Haughton Pipeline which will connect to earlier stages of the project and ultimately improve water security for the region.

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Capital Statement 2020-21

This project will also provide much needed economic stimulus by supporting hundreds of full-time equivalent jobs for the region.

Cairns Marine Precinct investment

The government has committed $30 million to upgrade infrastructure at the Ports North-owned Cairns Marine Precinct and fund a business case for the future development of the precinct. Construction of two new wharves and additional early works to upgrade services are expected to expand Cairns’ capacity to carry out in-water maintenance on vessels used by the Australian Defence Force and Border Force.

Funding for a business case will identify how Cairns can capitalise on future opportunities to grow further as a regional centre for large vessel repair work. The precinct may require total capital infrastructure expenditure of up to $150 million and future contributions from the Australian Government will be sought.

Investment in the precinct will take advantage of emerging marine and defence industry opportunities and will help maintain the Port of Cairns as the leading maritime maintenance, repair and overhaul facility in northern Australia.

Dam Improvement Program

Both Sunwater and Seqwater are delivering Dam Improvement Programs (DIP) to ensure their dams continue to operate safely during extreme weather events.

Sunwater and Seqwater have budgeted over $150 million for DIP projects in 2020–21, including for construction activities and earlier project planning work. These projects will ensure Queensland dams meet the latest safety standards as well as deliver significant investment into the Queensland economy and support jobs.

DIP projects scheduled for construction activities in 2020–21 include the Ewen Maddock Dam Upgrade Stage 2A and Paradise Dam Essential Works.

Sunwater and Seqwater will continue to progress detailed business cases in 2020–21 investigating future upgrade options for Somerset Dam, Paradise Dam and Burdekin Falls Dam. The Burdekin Falls Dam business case will also investigate the feasibility and demand for raising the dam to support economic growth in the region.

Stadiums and sport facilities

The government has committed to funding three new stadiums across the state. Harrup Park in Mackay will become a hub for marquee cricket and AFL events with $10 million earmarked for Stage One of the development which will support around 80 jobs during construction. Browne Park in Rockhampton is the home of rugby league in Central Queensland and will be expanded to accommodate approximately 4,000 seats and support 60 local jobs, with the Queensland Government providing $25 million in funding. In South East Queensland, the Ballymore Precinct will undergo a major redevelopment with a $15 million State contribution, transforming it into a home for the National Rugby Training Centre, women’s rugby, the Pacific Pathways Program, Queensland Reds and Queensland Rugby Union and a mid-tier venue for other local sporting teams.

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Capital Statement 2020-21

2	2020-21 Capital program overview

2.1	Introduction

In this Budget, the Queensland Government has allocated a total of $14.835 billion in 2020-21 to provide productivity-enhancing economic infrastructure, essential social infrastructure and a broad range of capital works projects and programs across the state.

This investment will help create jobs, support Queensland businesses and grow the economy, including in Queensland’s vital regional areas.

The 2020-21 capital program, which is estimated to directly support around 46,000 jobs across the state, represents an 14.6% increase compared with the $12.941 billion allocated for the 2019-20 capital program in last year’s Budget.

The 2020-21 capital program comprises $12.617 billion of purchases of non-financial assets (PNFA) and acquisitions of non-financial assets under finance leases and $2.218 billion of capital grants expenses.

Importantly, the 2020-21 capital program also demonstrates the government’s commitment to rebuilding and growing the state’s regions, with $8.628 billion, or around 58%, of the capital program to be spent outside of Greater Brisbane (Brisbane and Redlands, Logan and Ipswich), supporting an estimated 28,700 jobs across those regions.

The government’s capital program includes a range of critical infrastructure projects in the port, rail, water and energy sectors being delivered through the State’s Public Non-financial Corporations (PNFC) Sector (that is, commercial entities of government, including government-owned corporations). Capital purchases by the PNFC sector in 2020-21 total $3.460 billion and comprise 23.3% of the total capital program.

Capital outlays by infrastructure class are detailed in Chapter 3 and include projects funded by the General Government and PNFC sectors and Australian Government contributions.

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Capital Statement 2020-21

2.2	Capital purchases

The Queensland Government is continuing to provide the essential economic and social infrastructure needed to support economic recovery, deliver essential services and ensure ongoing improvements in the quality of life enjoyed by Queensland’s growing population.

The 2020-21 capital program is comprised of $12.617 billion of PNFA and acquisitions of non-financial assets under finance leases.

Capital purchases in 2020-21, categorised according to infrastructure class, are outlined in Chart 1. Transport continues to account for the largest share of purchases, followed by energy, education and training and health.

Chart 1	Capital purchases by infrastructure class 2020-21

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Capital Statement 2020-21

Table 1 outlines the capital purchases by infrastructure class for 2020-21. The transport infrastructure class has the largest proportion of total capital purchases.

Table 1	Capital purchases by infrastructure class[1,2]

Infrastructure Class	2020-21 Budget $‘000
Arts, culture, sport and recreation	292,871
Cross-government	370,513
Digital	25,113
Education and training	1,780,367
Energy	2,234,817
Health	1,624,945
Justice and public safety	589,545
Social housing	411,387
Transport	5,894,322
Water	473,987
Other adjustments[3]	218,642
Anticipated contingency reserve[4]	(1,300,000)
Total Capital Purchases	12,616,508
Consisting of:
Purchases of non-financial assets per Non-financial Public Sector Cash Flow Statement (BP2 Table 9.9)	11,031,456
New finance leases	1,585,052
Total Capital Purchases	12,616,508

Notes

1.	Entities included in the capital purchases are listed in Appendix A.
2.	Numbers may not add due to rounding.
3.	Representing inter-agency eliminations, movements in capital payable and receivable, funds held centrally and other accounting adjustments to align with Uniform Presentation Framework Statements.
4.	Contingency recognises that on a whole-of-government basis, there is likely to be under spending, resulting in a carryover of capital allocations.

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Capital Statement 2020-21

Table 2 shows capital purchases by Regional Action Plan (RAP) region and statistical area. The Government’s commitment to support growth in Queensland’s vital regional areas is highlighted by the fact that $6.934 billion (around 55%) of capital purchases in 2020-21 will be spent outside of Greater Brisbane (Brisbane and Redlands, Logan and Ipswich).

Table 2	Capital purchases by RAP region and statistical area for 2020-21[1,2]

Regional Action Plan Region	Capital Purchases $‘000	Statistical Area		Capital Purchases $‘000
Brisbane and Redlands	4,417,561	301	Brisbane East	214,651
		302	Brisbane North	255,973
		303	Brisbane South	593,955
		304	Brisbane West	222,973
		305	Inner Brisbane	3,130,009
Ipswich	704,582	310	Ipswich	704,582
Wide Bay	819,807	319	Wide Bay	819,807
Darling Downs	571,677	307	Darling Downs Maranoa	311,883
		317	Toowoomba	259,794
Gold Coast	962,595	309	Gold Coast	962,595
Logan	560,370	311	Logan Beaudesert	560,370
Mackay-Whitsunday	418,553	312	Mackay	418,553
Outback Queensland[3]	268,733	315	Outback	434,685
Far North Queensland[3]	915,911	306	Cairns	749,958
Central Queensland	1,002,422	308	Central Queensland	1,002,422
Sunshine Coast and Moreton Bay	1,408,487	316	Sunshine Coast	744,861
		313	Moreton Bay North	427,399
		314	Moreton Bay South	236,227
Townsville	565,811	318	Townsville	565,811
Total Capital Purchases	12,616,508			12,616,508

Notes:

1.	Numbers may not add due to rounding.
2.	The Anticipated Contingency Reserve and other adjustments referred to in Table 1 have been spread across statistical areas proportionate to capital spends.
3.	$158.7 million of capital purchases in the Outback statistical area belongs to the Far North Queensland region.

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Capital Statement 2020-21

2.3	Capital grants

The Queensland Government provides grants for capital purposes to a range of organisations and private individuals.

Total capital grants are expected to be $2.218 billion in 2020-21, with Chart 2 below outlining the capital grants by infrastructure class.

Chart 2	Capital grants by infrastructure class

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Capital Statement 2020-21

Table 3 shows the planned expenditure on capital grants by infrastructure class for 2020-21. The Cross-government infrastructure class has the highest level of expenditure on capital grants.

Table 3 Expenditure on capital grants by infrastructure class1, 2

Infrastructure Class	2020-21 Budget $‘000
Arts, culture, sport and recreation	223,210
Cross-government	1,120,708
Education and training	136,652
Justice and public safety	897
Social housing	114,771
Transport	372,482
Water	36,197
Other adjustments[3]	213,419
Total Capital Grants	2,218,336

Notes:

1.	Entities included in the capital grants are listed in Appendix A.
2.	Numbers may not add due to rounding.
3.	Includes assets transferred, funds held centrally and other technical accounting adjustments.

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Capital Statement 2020-21

Table 4 shows expenditure on capital grants by RAP region and statistical area. The government’s commitment to support growth in Queensland’s vital regional areas is highlighted by the fact that $1.694 billion (around 76.4%) of capital grants in 2020-21 will be spent outside of Greater Brisbane (Brisbane and Redlands, Logan and Ipswich).

Table 4	Capital grants by RAP region and statistical area for 2020-21[1,2]

Regional Action Plan Region	Capital Grants $‘000	Statistical Area		Capital Grants $‘000
Brisbane and Redlands	320,792	301	Brisbane East	46,539
		302	Brisbane North	57,387
		303	Brisbane South	70,301
		304	Brisbane West	31,724
		305	Inner Brisbane	114,841
Ipswich	97,435	310	Ipswich	97,435
Wide Bay	127,765	319	Wide Bay	127,765
Darling Downs	151,555	307	Darling Downs Maranoa	114,011
		317	Toowoomba	37,544
Gold Coast	170,949	309	Gold Coast	170,949
Logan	105,967	311	Logan Beaudesert	105,967
Mackay-Whitsunday	164,368	312	Mackay	164,368
Outback Queensland[3]	341,892	315	Outback	454,562
Far North Queensland[3]	268,389	306	Cairns	155,719
Central Queensland	97,731	308	Central Queensland	97,731
Sunshine Coast and Moreton Bay	198,783	316	Sunshine Coast	91,788
		313	Moreton Bay North	50,375
		314	Moreton Bay South	56,620
Townsville	172,709	318	Townsville	172,709
Total Capital Grants	2,218,336			2,218,336

Notes:

1.	Numbers may not add due to rounding.
2.	The adjustments referred to in Table 3 have been spread across statistical areas proportionate to allocation of Grants.
3.	$112.7 million of capital grants in the Outback statistical area belongs to the Far North Queensland region.

Chart 3 shows the distribution of the total 2020-21 capital program (capital purchases and capital grants) across the geographical regions of Queensland, as classified for Budget Paper 3 purposes.

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Capital Statement 2020-21

Chart 3	Map of 2020-21 capital program by Queensland regions

$14.835 billion Capital Program

N
INSET
Sunshine Coast and Moreton Bay
Brisbane and Redlands
Ipswich
Gold Coast
Logan
0 40 80
kilometres
SOUTH PACIFIC OCEAN
GULF OF CARPENTARIA
Far North Queensland
$1.184 billion
CORAL SEA
Brisbane and Redlands: $4.738 billion
Ipswich: $802.0 million
Logan: $686.3 million
Gold Coast: $1.134 billion
Sunshine Coast and Moreton Bay: $1.607 billion
Townsville
$738.5 million
Mackay - Whitsunday
$582.9 million
NORTHERN TERRITORY
Outback Queensland
$610.8 million
Central Queensland
$1.100 billion
Wide Bay
$947.6 million
SEE INSET
Darling Downs
$723.2 million
SOUTH AUSTRALIA
0 150 300
kilometres
NEW SOUTH WALES

Note: Boundaries are based on ASGS 2016

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Capital Statement 2020-21

3	Capital outlays by infrastructure class

3.1	Arts, Culture, Sport and Recreation

In 2020-21, $593.7 million is allocated to the arts, culture, sport and recreation capital program, including $370.5 million in capital purchases and $223.2 million in capital grants.

ARTS, CULTURE, SPORT AND RECREATION
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property Plant and Equipment
Accelerating Science Delivery Innovation Program	Various	4,416	2,674	1,742
Acquisition of art works for the gallery	305			2,500	Ongoing
Annual capital program - Stadiums Queensland	Various			14,572	Ongoing
Arts Infrastructure Investment Fund	305	18,016	17,473	543
Brisbane - Boggo Road Precinct redevelopment	303	42,067	39,852	2,215
Brisbane - Thomas Dixon Centre refurbishment	305	62,627	9,841	52,683	103
Brisbane Convention and Exhibition Centre, enhancements and replacements	303			3,482	Ongoing
Cairns Convention Centre expansion and refurbishment [1]	306	171,780	13,694	84,506	73,580
Cape York - recreation, visitor, management and access facilities	315			851	Ongoing
Collection acquisition - Queensland Museum	305			20	Ongoing
Critical infrastructure asset renewal and equipment replacement at the Queensland Performing Arts Centre	305	3,300	1,446	1,854

22

Capital Statement 2020-21

ARTS, CULTURE, SPORT AND RECREATION
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Critical maintenance and infrastructure works - Queensland Museum	305	9,652	675	8,977
Daisy Hill Action Plan visitor facilities upgrades	311	2,000		2,000
East Trinity sustainable acid sulphate soils management	306	3,041	644	1,827	570
Enhanced Air Quality monitoring	Various	2,270		801	1,469
Gabba refurbishment	303	35,000	8,378	26,622
General plant and equipment - Department of Environment and Science	Various			7,580	Ongoing
General systems development - Department of Environment and Science	Various			5,744	Ongoing
Great Barrier Reef Investment Island Arks project	Various	4,000		2,000	2,000
Great Barrier Reef Investment Marine Park reef trails (Whitsunday and Townsville)	Various	2,500		300	2,200
Information technology - Queensland Museum	305			200	Ongoing
Magnetic Island National Park - Forts Junction Hub upgrade	318	2,324	467	1,857
Marine Parks major vessel replacements	Various	13,855	7,610	5,825	420
Moggill Koala Hospital and Rehabilitation Centre upgrade	304	981	674	307
National Parks Works and Jobs Boost	Various	5,200		5,200
New performing arts venue at the Queensland Performing Arts Centre	305	150,000	14,496	21,150	114,354
Ongoing replacement of plant and equipment - Queensland Art Gallery	305			347	Ongoing
Parks and forests fire management	Various	7,121	3,390	2,231	1,500
Projects - Queensland Museum	305	619		619

23

Capital Statement 2020-21

ARTS, CULTURE, SPORT AND RECREATION
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property, plant and equipment - Queensland Performing Arts Trust	305			2,000	Ongoing
Protected Area land acquisitions - Cape York	315	6,500		6,500
Protected Area Strategy land acquisitions and management	Various	20,550		7,280	13,270
Quandamooka Country - North Stradbroke Island (Minjerribah) and Moreton Island (Mulgumpin) recreation, visitor, management and access facilities	Various	9,717		5,091	4,626
Queensland Active Precincts capital works	Various	38,888	8,730	23,620	6,538
Queensland Cultural Centre critical infrastructure asset renewal	305	15,371	5,521	9,850
Queensland Cultural Centre critical infrastructure works program	305	22,867	22,656	211
Queensland Cultural Centre Future Energy Efficiency	305	5,000	3,918	1,082
Queensland Museum leased accommodation (right of use asset)	305	1,195		1,195
Queensland Recreation Centres, Sports Grounds and Sport Houses capital works	Various			388	Ongoing
Queensland Sport and Athletics Centre industry hub redevelopment	303	9,827		9,827
Reef Water Quality monitoring sites	Various	760		760
Revitalising National Parks	Various	17,427	6,488	10,939
South Bank car park upgrades and replacement	305			200	Ongoing
South Bank investment properties enhancements and replacements	305			1,950	Ongoing
South Bank parklands enhancements and replacements	305			4,656	Ongoing

24

Capital Statement 2020-21

ARTS, CULTURE, SPORT AND RECREATION
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
South Bank, Riverside Open Space	305	15,000	7,511	7,489
Statewide parks and forests infrastructure upgrades	Various			14,401	Ongoing
Wangetti Trail	306	30,448		4,520	25,928

Total Property, Plant and Equipment				370,513

Capital Grants
Active Community Infrastructure Program	Various			9,005	Ongoing
Active Restart Infrastructure Recovery Fund	Various	15,500		15,500
Administered - Roma Street Parklands	305			3,776	Ongoing
AFL Grand Final legacy	Various	4,000		1,000	3,000
AFL stadium at The Reserve Springfield	310	3,000		3,000
Allied Health and Wellbeing Centre (Clem Jones Centre)	303	5,000		2,500	2,500
Attracting Tourism Fund	Various	18,880	6,534	4,584	7,762
Australian Workers Heritage Centre	315	2,200	1,800	400
Ballymore Precinct stage 1 redevelopment	305	15,000		5,000	10,000
Community Use of Schools - Unlock the Gates	Various			1,650	Ongoing
Country Racing Program	Various	15,600	7,800	2,600	5,200
Female Facilities Program	Various	15,000	14,073	927
Get Playing Places and Spaces	Various	28,259	26,782	1,226	251
Get Playing Plus	Various	38,437	38,096	341
Sports grant funding boost	Various	7,530	7,119	411
Great Barrier Reef Arena development project	312	10,000		10,000
Great Barrier Reef Island rejuvenation package	Various	23,316	18,807	2,717	1,792

25

Capital Statement 2020-21

ARTS, CULTURE, SPORT AND RECREATION
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Great Keppel Island recovery package	308	20,520		4,900	15,620
Growing Tourism Infrastructure 2020-21 - capital grant program	Various	24,740		9,740	15,000
Growing Tourism Infrastructure Fund	Various	31,544	17,861	9,802	3,881
Horn Island Splash Park	315	3,000	87	2,413	500
Indigenous Tourism	Various	6,400		4,592	1,808
Interim Ranger Base - North Stradbroke Island (Minjerribah)	301	1,250		1,250
Kowanyama Women’s Meeting Place and Men’s Shed	315	1,294	981	313
Local community sporting infrastructure	Various	43,000		24,000	19,000
Mowbray North Wangetti Trail capital grant	306	5,736	2,856	2,880
North Queensland Cowboys Community, Training and High Performance Sports Centre	318	5,000		5,000
Outback Tourism Infrastructure Fund	315	9,400	5,930	1,003	2,467
Palm Island Splash Park	318	3,000	87	2,413	500
Place markers (public art) on North Stradbroke Island (Minjerribah)	314	1,116	400	716
Queensland Tourism ICONS Program 2020	Various	23,250		23,250
Queensland Reconstruction Authority 2020 Bushfires Project	309	1,775		1,775
Quandamooka Arts Museum and Performance Institute	314	7,872	1,125	6,747
Queensland Performing Arts Centre LED light upgrade	305	1,500		1,500
Racing Infrastructure Fund	Various	129,269	53,872	22,528	52,869
Scouts Rochedale	303	100		100

26

Capital Statement 2020-21

ARTS, CULTURE, SPORT AND RECREATION
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Screen Queensland - Far North Queensland Film Studio	306	6,800		3,000	3,800
Screen Queensland - Gold Coast Reality Television Hub	309	5,000		2,500	2,500
Straddie Camping Infrastructure Development	314	1,718	1,534	184
Sunshine Coast Stadium	316	20,000		5,000	15,000
Surf Lifesaving infrastructure	Various	6,000		3,000	3,000
Tourism Recovery Fund	312	7,983	6,948	1,035
Townsville Sailing Club	318	4,000		4,000
Townsville Skate Park (Harold Phillips Park)	318	1,000		1,000
Underwood Sports Park	311	9,994	9,683	311
Sport and Recreation - Various capital grants	Various			7,047	Ongoing
Whitsunday Sports Park	312	2,100	435	1,665
Yalingbila Bibula (Whale on the Hill)	314	3,470	493	2,977
Zillmere Sports Centre	302	6,116	4,184	1,932

Total Capital Grants				223,210

TOTAL ARTS, CULTURE, SPORT AND RECREATION				593,723

[1]	This is the capital component of the project, the total project value is $176 million.

27

Capital Statement 2020-21

3.2	Cross-Government

In 2020-21, $1.414 billion is allocated to the cross-government capital program, including $292.9 million in capital purchases and $1.121 billion in capital grants.

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property Plant and Equipment
Hardware replacement (Residential Tenancies Authority)	305	206	179	27
Abandoned Mines - Care and maintenance, risk mitigation, remediation and consultation	Various	1,825	1,325	500
Accommodation Support and Respite Services - accommodation upgrades	Various	1,065	174	891
Arthur Petersen Diversionary Centre upgrade	315	380	30	350
Asset replacement (CITEC)	305			2,890	Ongoing
Asset replacement (Queensland Shared Services)	305			100	Ongoing
Asset replacement program - Library Board of Queensland	305			700	Ongoing
Autonomous Systems – Drone testing facility	315	9,100	3,342	5,758
Public Works - Building works and capital replacements	Various			2,254	Ongoing
Cairns Regional Industrial Estate	306	31,500	500	9,500	21,500
Capricorn Coast Pineapple Rail-Trail Extension	308	455	17	438
Carseldine Urban Village	302	35,347	15,497	16,525	3,325
Child and Family Services - Residential care facilities	Various			815	Ongoing
Clinton Industrial Estate	308	20,114	864	500	18,750
Community Services - Bowen Neighbourhood Centre	312	3,405	464	2,941

28

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Community Services - Bundaberg Neighbourhood Centre driveway upgrade	319	273	48	225
Community Services - Cairns (Lyons St) Diversionary Centre Expansion	306	4,000		800	3,200
Community Services - general property upgrades	Various			2,394	Ongoing
Community Services - Kallangur Community Centre	314	4,132	1,171	2,962
Community Services - Neighbourhood Centre Renewal Program	Various	10,226	10,000	226
Community Services - office accommodation	Various			302	Ongoing
Community Services – Ripley Neighbourhood Centre	310	4,100		730	3,370
Community Services - The Oasis Townsville	318	9,300	1,265	8,035
Community Services - Thursday Island Community Centre	315	5,500	2,916	2,584
Community Services - Townsville Women’s Centre	318	4,150	2,950	1,200
Community Services - Wilsonton Neighbourhood Centre	317	3,800	698	2,467	635
Computer equipment - Department of Agriculture and Fisheries	Various			4,320	Ongoing
Department of the Premier and Cabinet – Information, communication and technology systems upgrade	305			551	Ongoing
Digital collection additions – Library Board of Queensland	305			595	Ongoing
Disability Services - office accommodation	Various			302	Ongoing
Disability Services Infrastructure Program - general property upgrades	Various			1,187	Ongoing
Ecosciences and Health and Food Sciences Precincts	Various			324	Ongoing

29

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Fitout - Department of Agriculture and Fisheries
Electorate office accommodation improvement program	Various			1,127	Ongoing
Forensic Disability Service transitional accommodation	310	6,450		4,300	2,150
Geoscience Data Modernisation Project (Strategic Resources Exploration Program)	Various	5,606	4,761	845
Gladstone State Development Area	308	16,716	7,116	500	9,100
Gold Coast Health and Knowledge Precinct	309	33,425	22,762	4,001	6,662
Government Employee Housing Construction - Aurukun	315			832	Ongoing
Government employee housing	Various			56,565	Ongoing
Heavy plant and equipment - Department of Agriculture and Fisheries	Various			914	Ongoing
Heritage collection additions – Library Board of Queensland	305			465	Ongoing
Hopeland (Linc Energy) Management and Remediation Project	307	4,616	2,051	2,265	300
Implementing more effective funding grants to local government	Various	816	619	197
Information collection additions – Library Board of Queensland	305			349	Ongoing
Information technology network infrastructure - Legislative Assembly of Queensland	305			1,065	Ongoing
Leasehold Restoration (Queensland Building and Construction Commission)	Various	1,798		1,798
Legal Recognition of Torres Strait Islander Traditional Child Rearing Practice	Various	570		570

30

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Mid-life refit of the patrol vessel “KI Ross”	302	1,600		1,000	600
Ministerial Offices and Office of the Leader of the Opposition - Information, communication and technology infrastructure	305			350	Ongoing
Minor property, plant and equipment - Aboriginal and Torres Strait Islander Partnerships	Various			100	Ongoing
Minor works - Department of Agriculture and Fisheries	Various			1,195	Ongoing
Mount Morgan - Dam 8 upgrade	308	1,600		1,600
New glasshouse at Maroochy research facility	316	1,265	240	1,025
Northshore Hamilton	305	368,863	66,878	25,398	276,587
Office accommodation and Child Safety service centres	Various			1,502	Ongoing
Office building lease - Right of use asset - Residential Tenancies Authority	305	12,474		12,474
Optimisation projects and initiatives - Queensland Shared Services	305			300	Ongoing
Other asset replacements - Queensland Racing Integrity Commission	305			309	Ongoing
Other minor capital purchases - local government	Various			25	Ongoing
Other plant and equipment - Information, communication and technology, Department of State Development, Infrastructure, Local Government and Planning	305			50	Ongoing
Other property, plant and equipment - Department of Agriculture and Fisheries	Various			2,185	Ongoing
Other property, plant and equipment - Legislative Assembly of Queensland	305			2,861	Ongoing

31

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Other property, plant and equipment - Resources and Water	Various			4,038	Ongoing
Other property, plant and equipment – State Development Areas, Office of the Coordinator-General	308	1,209	1,054	155
Other property, plant and equipment - Queensland Building and Construction Commission	Various	146		146
Oxley Priority Development Area	310	30,836	3,839	15,487	11,511
Parliament House fire protection	305	9,615	8,735	880
Parliamentary precinct critical infrastructure and services upgrade program	305	14,493	1,936	7,695	4,862
Plant and equipment - Electoral Commission of Queensland	305			79	Ongoing
Public Works - Other property, plant and equipment	Various			2,464	Ongoing
Office Accommodation Program	Various			26,149	Ongoing
Racing Science Centre laboratory technology upgrades	305			1,305	Ongoing
Refurbishment of Wacol Tick Fever Centre	310	1,520	437	1,083
Registration and Licensing Environment - Queensland Racing Integrity Commission	305	3,535	3,235	300
Research facilities development - Department of Agriculture and Fisheries	Various			962	Ongoing
Roma Hospital Student accommodation	307	5,950	724	5,226
Salisbury Plains Industrial Precinct	312	9,300	2,050	250	7,000
Scientific equipment - Department of Agriculture and Fisheries	Various			1,307	Ongoing

32

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Software enhancement - Residential Tenancies Authority	305	5,201	1,378	900	2,923
Software purchases and development - Department of Agriculture and Fisheries	Various			600	Ongoing
Southern Downs Child and Family Centre	310	2,052		2,052
Stock route network	Various			800	Ongoing
Sunshine Coast Industrial Park - Stage 2	316	31,018	218	1,300	29,500
System development - Resources and Water	Various			3,069	Ongoing
Townsville Regional Industrial Estate	318	8,125	4,425	200	3,500
Upgrade and refurbishment of existing facilities at Toowoomba - Department of Agriculture and Fisheries	317	14,196	7,403	3,613	3,180
Upgrade of Mareeba research facility	306	890		390	500
Vessels and marine equipment - Department of Agriculture and Fisheries	Various			849	Ongoing
Voice Project - Residential Tenancies Authority	305	200		200
Water monitoring network	Various			600	Ongoing
Yeerongpilly Green	303	67,509	55,398	413	11,698
Yeppoon Heritage Rail Station restoration	308	475	314	161
Yeronga Priority Development Area	303	28,077	10,889	10,638	6,549

Total Property, Plant and Equipment				292,871

Capital Grants
Bakers Road Floodway, Bauple	319	272	245	27
Bowen Beach Seawall	312	895	806	89

33

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Building Our Regions	Various	332,610	239,390	62,401	30,819
Bundaberg Central Men’s Shed	319	200	100	100
Callide Dam flood mitigation investigation	308	3,750	2,785	965
Community Infrastructure Investment Partnership	311	15,000		4,000	11,000
Community Preparedness Fund	Various	1,150	349	801
Community Services - Yarrabilba Hive	311	2,600		1,100	1,500
COVID Works for Queensland	Various	200,000		180,000	20,000
Cunnamulla artesian hot springs and river walk experience	315	4,996	250	1,250	3,496
Disaster Resilience Fund	Various	8,600	2,881	4,708	1,011
Elderly Parent Carer Innovation Initiative	316	1,000	800	200
Emergency Warning Sirens in Central Highlands	308	177	157	20
Halifax Flood Mitigation Levee, Townsville	318	391	117	274
Hinchinbrook Harbour New Sewage Plant	306	6,433		1,133	5,300
Indigenous Councils Critical Infrastructure Program	Various	120,000	51,876	15,462	52,662
Kuranda Skyrail and infrastructure levy	306			744	Ongoing
Local Government Grants and Subsidies Program	Various			26,003	Ongoing
Logan City Councils Flooded Road Warning System	311	880	792	88
Mackay Beach restoration and mitigation	312	4,562	3,543	1,019
Mackay Bluewater Trail and Queens Park revitalisation	312	8,864	4,153	4,711
National Partnership Agreement - Disaster Risk Reduction	Various	65,507		10,482	55,025

34

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Natural Disaster Relief and Recovery Arrangements - Local Government Authorities	Various			493,279	Ongoing
Natural Disaster Resilience Program (jointly funded by the Australian Government)	Various	15,475	9,993	5,482
Northern Peninsula Area water supply system - replacement of asbestos cement pipelines	315	5,000	905	2,678	1,417
Palm Island rising main project	318	2,000		1,500	500
Paroo Shire Council upgrade to critical sewerage infrastructure	315	9,100	6,300	2,800
Port Hinchinbrook Normalisation	306	367		367
Proserpine Entertainment Centre	312	13,725	1,717	6,308	5,700
Queensland First Home Owners’ Grant	Various			128,570	Ongoing
Resources Community Infrastructure Fund	Various	100,000		66,666	33,334
Royalties for the Regions - Round 4	315	85,688	85,588	100
Sarabah Road Floodway, Ipswich	310	82	69	13
South East Queensland Community Stimulus Package	Various	100,000		45,000	55,000
Southport Spit	309	19,092	2,991	10,567	5,534
Splash Parks Mareeba and Douglas Shire	Various	3,000		3,000
Toowoomba State Emergency Service Operations Centre	317	1,000	300	700
Torres Shire Council water treatment infrastructure upgrade	315	12,000	10,800	1,200
Wackford Street Drainage, Rockhampton	308	1,884	1,440	444
Whitsunday Regional Council administration building	312	5,000	3,154	1,846

35

Capital Statement 2020-21

CROSS-GOVERNMENT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Works for Queensland	Various	800,000	518,005	33,995	248,000
Young Animal Protection Society Capital Grant	306	1,000		500	500
Zig Zag Road flood immunity project	315	360	244	116

Total Capital Grants				1,120,708

TOTAL CROSS-GOVERNMENT				1,413,579

36

Capital Statement 2020-21

3.3	Digital

In 2020-21, $25.1 million is allocated to the digital capital program for capital purchases.

DIGITAL
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property Plant and Equipment
Accommodation Support and Respite Services - Client Record Management System	Various	760	678	82
Implementation of online Blue Card application system	305	9,790	7,809	1,981
Information system enhancements - Department of Children, Youth Justice and Multicultural Affairs	Various			2,800	Ongoing
Information technology infrastructure replacement - Department of Children, Youth Justice and Multicultural Affairs	Various			1,560	Ongoing
One Network - TAFE Queensland	Various			1,270	Ongoing
S/4HANA Finance System technical upgrade – Queensland Treasury	305	1,661	736	925
Strategic Election Management System Replacement Project	305	18,100	14,626	3,474
Unify (Integrated Client Management System replacement) Program - Stage 1	Various	21,901	8,880	13,021

Total Property, Plant and Equipment				25,113

TOTAL DIGITAL				25,113

37

Capital Statement 2020-21

3.4	Education and Training

In 2020-21, $1.917 billion is allocated to the education and training capital program, including $1.780 billion in capital purchases and $136.7 million in capital grants.

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property, Plant and Equipment
Advancing Clean Energy Schools	Various	160,340	43,683	50,902	65,756
Advancing our Training Infrastructure - Alexandra Hills	301	10,000	5,634	4,366
Advancing our Training Infrastructure - Cairns	306	15,000	339	14,661
Advancing our Training Infrastructure - Gold Coast	309	28,711	9,926	18,785
Advancing our Training Infrastructure - Mount Gravatt	303	15,000	12,118	2,882
Air conditioning in state schools	Various	341,250	65,314	129,686	146,250
Algester State School - Refurbish administration building	303	750		750
Algester State School - School security fence	303	700		700
Ascot State School - Provide equitable access to Blocks F, H, I and oval	305	600		600
Aspley State High School - Additional classrooms	302	3,185	43	3,142
Aspley State High School - Additional facilities	302	10,010	989	9,021
Aurukun State School - Replace administration block	315	3,000		3,000
Bald Hills State School - Refurbish administration building	302	1,000		1,000
Balmoral State High School - Additional classrooms	305	10,250		4,797	5,453
Balmoral State High School - New administration building	305	2,500		2,500
Banksia Beach State School - New carpark	313	878	423	455

38

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Baringa State Secondary College - Stage 1	316	48,874	22,299	20,372	6,203
Bellbird Park State Secondary College - Additional classrooms	310	27,185		12,233	14,952
Bentley Park College - School security fence	306	700		700
Blackwater State High School - Multiple equitable access works	308	450		450
Blackwater State High School - Replacement building	308	2,520	1,523	997
Bluewater State School - Replace existing amenities block	318	1,500		1,500
Bohlevale State School - School security fence	318	700		700
Boondall State School - Stop drop and go facility	302	655		655
Boyne Island State School - Refurbish junior amenities	308	500		500
Bracken Ridge State High School - Install B Block lift and A Block and Manual Arts ramps	302	650		650
Bray Park State High School - Additional classrooms	314	10,741	511	10,230
Brisbane Central State School - Additional classrooms	305	14,577	1,001	11,824	1,752
Brisbane South State Secondary College - All stages	305	122,200	60,472	59,635	2,093
Brisbane South State Secondary College - Sports complex	305	5,579	372	5,207
Broadbeach State School - Additional classrooms	309	7,649	6,372	1,277
Buddina State School - Additional classrooms	316	4,346	541	3,805
Bundaberg State High School - Additional facilities	319	10,010	3,679	6,331
Buranda State School - Additional classrooms	303	3,975		1,789	2,186

39

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Burpengary State Secondary College - Additional classrooms	313	9,562	3,598	5,964
Bwgcolman Community School - Improved learning space	318	500		500
Bwgcolman Community School - New administration building	318	3,000		3,000
C&K Caloundra Child Care Centre Early Childhood site - Refurbish early childhood education and care service	316	1,000		1,000
Caboolture Early Years Centre - Refurbish early childhood education and care service	313	1,000		1,000
Caboolture State School - Replace galvanised water pipes	313	300		300
Cairns State High School - Additional facilities	306	10,010	4,181	5,829
Cairns West State School - Replace existing amenities block	306	750		750
Calamvale Community College - Additional classrooms	303	8,950		4,028	4,923
Calliope State High School - Stage 2	308	13,800		6,210	7,590
Cannon Hill State School - Provide equitable access to site	303	890		890
Cannonvale State School - Additional classrooms	312	3,347	2,768	578
Cannonvale State School - New administration and resource centre	312	6,130		6,130
Capella State School - Refurbish H block amenities	308	550		550
Capella State School - Replace administration building	308	1,800		1,800

40

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Carina State School - Provide equitable access to classrooms and playground	303	400		400
Cavendish Road State High School - Additional classrooms	303	1,200		1,200
Centenary State High School - Additional classrooms	304	8,100		3,645	4,455
Centenary State High School - Additional seven spaces in existing block	304	1,759	227	1,532
Charters Towers Central State School - Refurbish amenities	318	300		300
Chatsworth State School - Refurbish administration building	319	300		300
Cleveland District State High School - School security fence	301	700		700
Clifford Park Special School - Additional classrooms	317	4,500		1,845	2,655
Clifford Park Special School - Relocation of Denise Kable Centre	317	9,400		3,510	5,890
Clinton State School - Refurbish amenities	308	550		550
Coen Campus of Cape York Aboriginal Australian Academy - Replace existing amenities block	315	1,100		1,100
Contact Centre technology refresh - TAFE Queensland	Various			928	Ongoing
Contribution to Yarrabilba Hive	311	1,092		1,092
Coolum State High School - Additional classrooms	316	7,984	6,767	1,217
Coolum State High School - School security fence	316	700		700
Coominya State School - Relocate administration building	310	750		750
Coorparoo State School - Install D Block lift	303	300		300
Corinda State High School - Additional facilities	304	10,010	4,070	5,940

41

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Cranbrook State School - School security fence	318	700		700
Crescent Lagoon State School - Provide equitable access to amenities and B Block	308	295		295
Crestmead State School - School security fence	311	700		700
Dayboro State School - Provide equitable access to site	314	500		500
Dingo State School - Refurbish amenities	308	400		400
Dunwich State School - Replace existing amenities block	301	1,000		1,000
Dutton Park State School - Replace sewer line	303	305		305
Eagle Junction State School - Additional classrooms	305	7,554	601	6,952
Eagleby South State School - Additional classrooms	311	4,924	3,490	1,434
Edge Hill State School - Renew administration for school and student support hub	306	5,200		5,200
Education Future Skills Pathways	Various	44,980		5,000	39,980
Eidsvold State School - Refurbish amenities	319	600		600
E-learning Project - TAFE Queensland	Various	1,049	199	850
Emerald State School - Extend administration building	308	870		870
Emu Park State School - Provide equitable access to B Block and stage	308	375		375
Esk State School - Replacement of toilet block	310	426	2	424
Eumundi State School - Additional classrooms	316	6,980	2,197	4,783
Everton Park State High School - Additional facilities	302	10,010	1,383	8,627

42

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Fernbrooke State School - Additional classrooms	310	11,965	3,657	6,713	1,595
Ferny Grove State High School - Additional facilities	304	10,010	3,863	6,147
Fitzgerald State School - Refurbish Block 2 amenities	312	375		375
Fortitude Valley State Secondary College - All stages	305	122,200	84,303	6,530	31,367
Freshwater State School - Refurbish E Block	306	480		480
Gainsborough State School - Stage 1	309	34,893	16,148	14,981	3,764
General and minor works - Education	Various			188,598	Ongoing
General and minor works - Early childhood education and care	Various			1,900	Ongoing
Gin Gin State High School - New administration building	319	2,500		2,500
Glamorgan Vale State School - Replace existing amenities block	310	750		750
Glenella State School - Provide equitable access to core classrooms	312	460		460
Goodna Special School - Additional classrooms	310	10,614	3,944	6,670
Gowrie State School - New outdoor learning area	317	500		500
Gumdale State School - Additional classrooms	301	6,000		2,363	3,638
Haigslea State School - Replace existing amenities block	310	750		750
Hamilton State School - Additional classrooms	305	4,475	439	3,539	498
Harristown State High School - School security fence	317	700		700
Harristown State School - Upgrade car park	317	300		300
Hatton Vale State School - Additional classrooms	310	1,100		1,100

43

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Hatton Vale State School - Replace septic system	310	300		300
Heatley Secondary College - Refurbishment and upgrade works	318	10,010	4,420	5,590
Hervey Bay State High School - Additional classrooms	319	5,400		2,430	2,970
Hervey Bay State High School - Performing arts centre and additional classrooms	319	10,518	2,256	8,262
Highfields State School - Upgrade of administration building	317	3,000		3,000
Holland Park State High School - Structural rectification of amenities	303	537		537
Identity Access Management - TAFE Queensland	Various	1,050		1,050
Indooroopilly State High School - Additional facilities	304	10,010	5,849	4,161
Information and communications technology program of works - TAFE Queensland	Various			7,112	Ongoing
Ipswich State High School - Additional classrooms	310	6,856	2,016	4,839
Isabella State School - School security fence	306	700		700
Ithaca Creek State School - Additional classrooms	305	10,967	670	10,297
Kallangur State School - Additional classrooms	314	8,585		3,863	4,722
Kallangur State School - Hall extension	314	3,640	210	3,430
Kawungan State School - Refurbish administration building	319	500		500
Kenmore South State School - Install lift in administration and ramps to specialist spaces	304	500		500
Kepnock State High School - Install lift and covered walkway	319	500		500

44

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Keppel Sands State School - Replace existing amenities and transpiration pit	308	500		500
Kin Kora State School - Provide equitable access to the hall	308	1,078		1,078
Kingston State College - Refurbishment of administration	311	1,500		1,500
Kippa-Ring State School - Refurbishment of administration	313	600		600
Kirwan State School - Extend administration building	318	1,500		1,500
Land acquisition – Department of Education	Various			146,536	Ongoing
Lawnton State School - Additional classrooms	314	8,325		3,746	4,579
Lawnton State School - New hall	314	2,275	337	1,938
Lee Street State Special School - Stage 2	313	19,700		13,800	5,900
Lockhart State School - Additional facilities	315	2,986	432	2,555
Lockyer District State High School - Stormwater mitigation on oval	317	550		550
Logan City Special School - Additional classrooms	311	10,547	3,947	6,601
Logan Reserve State School - Additional classrooms	311	4,849	861	3,988
Loganlea State High School - Provide equitable access to amenities	311	300		300
Longreach State School - Replace existing amenities block	315	500		500
Mabel Park State High School - Additional classrooms	311	16,600		6,624	9,976
Mackenzie State Special School - Additional classrooms	303	3,825	254	3,571
Mango Hill State School - Additional classrooms	314	12,000		4,905	7,095

45

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Mango Hill State School - New hall	314	5,460	154	5,306
Mansfield State High School - Refurbishment and upgrade works	303	10,010	6,087	3,923
Mansfield State School - Additional classrooms	303	8,078	332	7,747
Marsden State High School - Additional classrooms	311	17,498	2,860	13,578	1,060
Marsden State School - Additional classrooms	311	11,000		4,628	6,372
Mary Valley State College - Install lift	319	300		300
Maryborough State High School - Additional facilities	319	10,010	4,814	5,196
Meridan State College - School security fence	316	800		800
Milton State School - Additional classroom facilities	305	1,297	41	1,256
Milton State School - Additional classrooms and flood mitigation	305	8,986	782	8,204
Mitchelton Special School - Additional classrooms	304	8,606	375	620	7,611
Mitchelton State High School - Additional facilities	304	10,010	3,642	6,368
Moggill State School - Additional classrooms	304	5,039	2,121	2,918
Monkland State School - Replace fire and water mains	319	500		500
Mooloolaba State School - Additional classrooms	316	6,270		2,822	3,449
Moranbah State High School - New hall	312	6,370	3,423	2,947
Morayfield East State School - School security fence	313	700		700
Morayfield State High School - Infrastructure upgrades	313	404		404
Morayfield State High School - New hall	313	5,460	139	5,321
Morningside State School - Additional classrooms	305	3,840	1,097	2,743

46

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Mornington Island State School – School security fence	315	2,349	1,131	1,218
Mount Archer State School - School security fence	308	700		700
Mount Cotton State School - Additional classrooms	301	7,343	3,643	3,700
Mount Gravatt State High School - School security fence	303	800		800
Murgon State High School - Community Hub in Murgon	319	910		910
Murgon State High School - New administration building	319	4,550	427	4,123
Murgon State High School - New hall	319	5,460	361	5,099
New Farm State School - Additional classrooms	305	17,967	470	10,080	7,417
New Primary School in Brisbane’s Inner West - All stages	Various	65,155		346	64,809
New primary school in Caloundra South - All stages	316	68,159		26,600	41,559
New primary school in North Maclean - All stages	311	66,451		26,880	39,571
New special school in Coomera - All stages	309	46,056		22,727	23,329
Newmarket State School - Additional classrooms	305	5,240	677	4,563
Noosa District State High School - Pomona Campus - Refurbish administration building	316	500		500
Northgate State School - Refurbish administration building	302	300		300
Northgate State School - Stop drop and go facility	302	364		364
Norville State School - School security fence	319	700		700
Nursery Road State Special School - Additional classrooms	303	8,223	802	7,421

47

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Oakey State High School - Refurbish hospitality block	307	600		600
Oakey State High School - Refurbish industrial technology and design facilities	307	750		750
Ormeau State School - Additional classrooms	309	8,749	6,301	2,448
Ormeau Woods State High School - Additional classrooms	309	9,785		3,683	6,102
Other Projects - TAFE Queensland	Various	2,040		2,040
Oxenford State School - Install covered link	309	670		670
Pacific Pines State High School - Additional classrooms	309	26,000		10,015	15,985
Pallara State School - Additional classrooms	303	10,279	2,228	8,051
Palm Beach State School - Additional classrooms	309	10,600		4,770	5,830
Palmview State Primary School - Stage 1	316	40,371	17,911	18,090	4,371
Palmview State Special School - Stage 1	316	28,915	18,600	7,477	2,839
Park Ridge State High School - Electrical upgrade	311	540		540
Park Ridge State School - New administration building	311	2,000		2,000
Parkhurst State School - Additional classrooms	308	7,452	1,664	5,788
Peak Crossing State School - New administration building	310	1,500		1,500
Peregian Springs State School - Additional classrooms	316	6,739	2,695	4,045
Petrie State School - School security fence	314	700		700
Petrie Terrace State School - Additional classrooms	305	2,472	703	1,768
Picnic Creek State School - Additional classrooms	309	11,100		4,095	7,005

48

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Pimlico State High School - School security fence	318	700		700
Pine Rivers Special School - Additional classrooms	314	9,275	4,128	5,147
Pine Rivers State High School - Install new lift and walkways	314	1,000		1,000
Plant and equipment - Department of Education	Various			60,028	Ongoing
Plant and equipment - Office of Industrial Relations	Various			2,678	Ongoing
Plant and Equipment - Queensland Curriculum and Assessment Authority	305			6,424	Ongoing
Product Development - TAFE Queensland	Various			4,643	Ongoing
Proserpine State High School - Additional facilities	312	10,010	4,274	5,736
Pumicestone State School - Additional classrooms	313	9,935	579	9,356
Quinalow Prep-10 State School - Replace septic system	307	300		300
Ravenshoe State School - Equitable access to administration and computer room	306	350		350
Ravenshoe State School - Refurbish special education building	306	500		500
Redbank Plains State High School - Upgrade car park	310	400		400
Redcliffe State High School - Refurbish industrial technology and design facilities	313	1,000		1,000
Redland District Special School - Additional classrooms	301	8,606	234	8,371
Redlynch State College - Additional classrooms	306	9,561	1,597	7,965
Revitalising TAFE - State Wide Trade Modernisation - Ashmore	309	3,567	67	3,500

49

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Revitalising TAFE - State Wide Trade Modernisation - Bohle	318	300		300
Revitalising TAFE - State Wide Trade Modernisation - Bundaberg	319	2,000		2,000
Revitalising TAFE - State Wide Trade Modernisation - Mount Isa	315	1,500		1,500
Right of Use Leased Assets - TAFE Queensland	Various	1,383		1,383
Rockhampton State High School - School security fence	308	700		700
Rosella Park School - Additional classrooms	308	9,500		4,275	5,225
Runcorn Heights State School - Additional classrooms	303	6,473	952	5,522
Sarina State High School - Additional facilities	312	10,010	811	9,199
School Halls	Various	235,000		2,000	233,000
School Infrastructure Enhancement capital contribution	Various			27,780	Ongoing
School Subsidy Scheme	Various			11,061	Ongoing
Shovel-ready school projects	Various	45,000		2,000	43,000
Shailer Park State High School - Additional classrooms	311	7,826	1,195	6,631
Shailer Park State High School - Refurbish existing multipurpose shelter	311	1,392	54	1,339
Southport Special School - Improve school entrance to incorporate bus and taxi set down	309	1,000		1,000
Southport State High School - Replacement building - Fire rectification	309	5,340	125	4,718	497
Spinifex State College - Mount Isa - Senior Campus - Refurbish amenities	315	300		300

50

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Spinifex State College - Mount Isa - Senior Campus - School security fence	315	700		700
Springfield Central State High School - Additional classrooms	310	11,465	1,119	10,346
Springfield Central State School - Additional classrooms	310	9,300		4,185	5,115
Springwood State High School - Refurbishment and upgrade works	311	10,010	7,311	2,699
Stretton State College - Additional 10 spaces in existing block (Primary Campus)	303	2,802	295	2,507
Stretton State College - Additional classrooms	303	12,000		3,150	8,850
Stretton State College - New building - 10 classrooms including specialist learning spaces	303	9,084	494	8,589
Tagai State College - Thursday Island Primary Campus - Replace existing amenities block	315	1,700		1,700
Tagai State College - Yorke Island Campus - Enhance outdoor play space for state delivered kindy	315	300		300
Taranganba State School - Provide equitable access to amenities	308	250		250
Taranganba State School - Refurbish P Block	308	650		650
Taroom State School - Replace existing amenities block	308	1,500		1,500
The Gap State High School - Additional classrooms	304	11,761	923	9,674	1,164
Toowong State School - Additional classrooms	305	7,211	1,028	6,183
Toowong State School - Supporting infrastructure at oval site	305	1,820	123	1,697

51

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Toowoomba State High School - Additional facilities	317	10,010	4,412	5,598
Toowoomba West Special School - Additional classrooms	317	3,100		1,880	1,220
Townsville Community Learning Centre - A state special school - Additional classrooms	318	7,600		3,420	4,180
Townsville South State School - Replace existing amenities block	318	500		500
Training Assets	Various			40,841	Ongoing
Training Plant & Equipment - TAFE Queensland	Various			15,925	Ongoing
Trinity Bay State High School - Refurbish industrial technology and design facilities	306	1,000		1,000
Tropical North Learning Academy - Smithfield State High School - Additional classrooms	306	7,267	385	6,882
Tropical North Learning Academy - Smithfield State High School - Additional facilities	306	10,010	2,479	7,531
Tropical North Learning Academy - Trinity Beach State School - Additional facilities	306	10,010	2,773	7,237
Tropical North Learning Academy - Trinity Beach State School - Construct carpark	306	455		455
Upper Mount Gravatt State School - Replacement building - Fire rectification	303	5,026	92	4,531	403
Various - Stage 2 of the 2020 Building Future Schools projects	Various	132,615	1,480	92,831	38,305
Victoria Point State High School - Hall extension	301	1,820	449	1,371
Victoria Point State High School - School security fence	301	800		800

52

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Warrigal Road State School - Additional classrooms	303	7,750	869	6,881
Warwick East State School - Replacement building - Fire rectification	307	3,678	184	3,494
Warwick East State School - Replacement facilities - Site rectification	307	1,200	943	257
Warwick East State School - Structural rectification of heritage building	307	1,056		1,056
Wellers Hill State School - Provide equitable access to amenities	303	300		300
West End State School - Additional classrooms – Stage 1	305	21,991	16,672	5,319
West End State School - Additional classrooms – Stage 2	305	25,009	1,267	7,247	16,494
Western Cape College - Mapoon - Enhance outdoor play space for state delivered kindy	315	450		450
Whites Hill State College - Provide equitable access to science block	303	350		350
Whites Hill State College - Security fence	303	565		565
William Ross State High School - Improved learning space	318	600		600
William Ross State High School - Upgrade of oval and irrigation system	318	311	9	302
Wilsonton State High School - Additional classrooms	317	16,500		5,355	11,145
Windsor State School - Additional classrooms	305	7,998	429	7,079	491
Wishart State School - Additional classrooms	303	7,346	830	6,516
Withcott State School - Replace septic system	317	300		300

53

Capital Statement 2020-21

EDUCATION AND TRAINING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Woongarra State School - Provide wastewater and water service to the school	319	1,000		1,000
Wyreema State School - Additional classrooms	317	6,120	2,111	4,008
Yarrabilba State School - Additional classrooms	311	21,000		9,450	11,550
Yeppoon State High School - Additional classrooms	308	9,550		3,740	5,811
Yeppoon State School - Refurbish STEM space	308	850		850
Yeronga State High School - Upgrades and enhancement works	303	1,820	393	1,427
Yeronga State School - Additional classrooms	303	8,600		3,870	4,730

Total Property, Plant and Equipment				1,780,367

Capital Grants
Administered funding to non-state schools	Various			100,807	Ongoing
Hydrogen Training Centre of Excellence	311	20,000		18,000	2,000
Minjerribah Ganaba (Centre for Learning)	314	5,426	1,737	3,689
Renewable Energy Training Facility - Electro Group Training	302	17,000		14,000	3,000
St Joseph’s Primary School in Bardon - New playground and tennis court resurfacing	305	156		156

Total Capital Grants				136,652

TOTAL EDUCATION AND TRAINING				1,917,019

54

Capital Statement 2020-21

3.5	Energy

In 2020-21, $2.235 billion is allocated to the energy capital program for capital purchases.

ENERGY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property, Plant and Equipment
132kV double circuit feeder Palmwoods - West Maroochydore	316	87,799	85,147	2,641	11
Advanced Energy Management System	302	34,788		18,622	16,166
Network augmentation - Brisbane	Various	401,364	182,836	39,824	178,704
Network augmentation - Gold Coast	309	175,199	69,800	19,208	86,192
Network augmentation - Ipswich	310	71,580	31,396	7,323	32,861
Network augmentation - Sunshine Coast	316	201,528	81,437	21,885	98,207
Barron Gorge Hydro other projects	306	6,837	434	2,467	3,936
Bouldercombe primary plant replacement	308	35,893	12,585	4,083	19,225
Cairns operational depot development	306	14,000		14,000
Callide A / Calvale 132kV network reinvestment	308	23,768	17,337	6,265	167
Callide Power Station enhancements, overhauls and refurbishment	308	509,112	200,977	88,145	219,990
Calvale and Callide B Substation secondary systems replacement	308	23,227	17,839	1,270	4,118
Charters Towers Substation upgrade	318	3,590	2,298	1,079	214
Chermside Substation upgrade	302	5,996	631	2,401	2,964
Clayfield Substation upgrade	305	9,697	8,914	783
Collinsville to Proserpine transmission line refit	312	44,048	39,671	4,369	9

55

Capital Statement 2020-21

ENERGY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Network connections - Brisbane	Various	360,210	126,877	43,589	189,744
Network connections - Gold Coast	309	78,293	23,792	10,181	44,320
Network connections - Ipswich	310	38,603	11,486	5,066	22,052
Network connections - Sunshine Coast	316	108,487	34,705	13,783	59,999
Corporate - other projects - CleanCo Queensland Limited	305	45,898	9,278	18,274	18,347
Customer initiated works - Gold Coast	309	103,589	37,548	12,894	53,148
Customer initiated works - Wide Bay/Burnett	319	32,317	15,332	3,316	13,668
Customer initiated works - Brisbane	Various	352,599	126,404	44,162	182,034
Customer initiated works - Ipswich	310	51,427	19,008	6,329	26,090
Customer initiated works - Sunshine Coast	316	83,205	33,112	9,780	40,313
Digital office capital expenditure - Energy Queensland	305	866,442	316,711	238,600	311,131
Dysart Substation upgrade	312	12,195	10,785	1,393	17
Ergon Energy Retail capital expenditure	305	88,776	38,695	4,054	36,027
Gas development	307	101,411		11,411	90,000
Gin Gin Substation rebuild	319	31,351	23,861	6,353	1,137
Glenore Grove Substation upgrade	304	7,921	1,710	4,746	1,465
Gracemere Substation	308	10,686	3,792	5,475	1,420
Greenslopes depot	305	20,682		20,682
Howard Substation refurbishment	319	11,226	6,831	2,425	1,970
Information communications and technology - Five Minute Settlement	Various	18,729	5,827	8,022	4,880

56

Capital Statement 2020-21

ENERGY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Information communications and technology hardware and software upgrades - Stanwell Corporation Limited	305	95,409	27,518	12,479	55,412
Infrastructure Services Build, Own, Operate and Maintain	Various	196,370	30,196	46,633	119,542
Isolated systems augmentation and upgrades	315	1,099	972	128
Karara Wind Farm	307	250,022	1,000	42,261	206,761
Kareeya Hydro bridge upgrade	306	2,445	129	2,316
Kareeya Hydro other projects	306	14,142	1,848	2,655	9,640
Kilcoy Substation upgrade	313	15,197	3,140	3,100	8,956
Kogan Creek Mine developments and refurbishment	307	32,535	19,001	1,781	11,754
Kogan Creek Power Station enhancements, overhauls and refurbishment	307	190,118	126,467	11,546	52,105
Koombooloomba Hydro other projects	306	1,354	363	232	758
Low Voltage Small Copper Replacement - Stage 2 and 3	Various	485,197	43,990	81,963	359,244
M028 Childers - Gayndah - aged line rebuild	319	54,697	336	5,273	49,088
Mackay Substation replacement	312	30,080	28,068	210	1,802
Mackay Tennyson Street Substation upgrade	312	20,438	16,812	3,323	302
Meandu Mine - Development program	319	58,529	10,295	4,499	43,735
Meandu Mine - Fleet Ancillary Equipment Program	319	10,448	704	290	9,453
Meandu Mine - Minor works	319	84,491	23,785	21,306	39,400
Meandu Mine - Overhauls	319	28,059	5,723	15,753	6,583

57

Capital Statement 2020-21

ENERGY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Meeandah - Whinstanes underground feeder	307	4,042	1,376	2,652	15
Metering Dynamics	305	333,821	162,313	48,130	123,379
Mine - Dozer Replacement Program	319	28,920	6	3,777	25,137
Mount Crosby Substation	310	17,525	4,411	297	12,817
Nebo Substation primary plant replacement	312	21,255	15,387	1,628	4,241
Nebo Substation secondary systems replacement	312	20,126	14,874	1,493	3,758
Other capital projects	Various	5,563	1,720	2,415	1,428
Other isolated capital work	315	155,511	58,940	27,008	69,562
Other regulated customer initiated capital work (Alternative Control Services) - Ergon Energy	Various	579,913	258,336	62,784	258,794
Other regulated customer initiated capital work (Standard Control Services) - Ergon Energy	Various	532,431	206,013	60,978	265,440
Other regulated network initiated capital work - Ergon Energy - augmentation	Various	532,717	142,344	71,141	319,232
Other regulated network initiated capital work - Ergon Energy - replacements	Various	2,376,326	951,194	264,748	1,160,384
Property - minor program for 2020-21 - Ergon funded	Various	114,736		21,770	92,967
Property and buildings program for 2020-21 - Energex funded	Various	34,810		6,605	28,206
Redcliffe Substation upgrade	313	8,460	5,256	2,590	614
Network replacement - Brisbane	Various	952,691	310,661	119,270	522,760
Network replacement - Gold Coast	309	207,940	70,211	25,586	112,143
Network replacement - Ipswich	310	115,746	37,157	14,599	63,989
Network replacement - Sunshine Coast	316	256,954	93,265	30,409	133,281

58

Capital Statement 2020-21

ENERGY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Network replacement - Wide Bay Burnett	319	23,165	8,855	2,658	11,652
Richlands Substation upgrade	310	6,440	2,833	2,135	1,472
Rockhampton operational technology hosting facility	308	5,724		5,724
Ross 275kV primary plant replacement	318	21,551		2,221	19,329
Stanwell Power Station - Ash Storage Plan	308	13,700	1,205	5,497	6,997
Stanwell Power Station - Other Sustaining Projects	308	134,068	44,314	15,700	74,054
Stanwell Power Station Control System Upgrade	308	61,761	60,687	1,036	37
Stanwell Power Station Overhauls	308	309,699	102,568	43,302	163,829
Surfers Paradise Substation upgrade	309	7,776	1,247	760	5,768
Swanbank E other projects	310	92,467	4,091	7,143	81,233
Tarong North - Transformer replacement	319	7,472		7,472
Tarong Power Station - Ash Off Take Project	319	17,222	5,383	11,839
Tarong Power Station - Low temperature reheater replacement	319	10,397		100	10,297
Tarong Power Station - Other sustaining projects	319	161,337	44,576	34,471	82,291
Tarong Power Station overhauls	319	327,250	98,478	92,399	136,373
Tools and equipment - Energex	305	28,636	19,635	1,607	7,393
Tools and equipment - Ergon Energy	Various	49,575	18,033	5,631	25,911
Total non-prescribed transmission network connections	Various			32,065	Ongoing
Total other projects - Powerlink Queensland	Various			133,720	Ongoing

59

Capital Statement 2020-21

ENERGY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Upgrade of corporate information systems to support the business - CS Energy Limited	305	52,755	19,359	8,130	25,266
Vehicles - Energex	305	195,702	85,310	23,656	86,737
Vehicles - Ergon Energy	306	253,588	74,181	38,444	140,963
Wivenhoe Major overhaul	310	51,877	1,006	1,979	48,892
Wivenhoe other projects	310	20,741	1,886	4,256	14,599
Yarranlea Substation upgrade	307	8,103	6,314	1,341	447
Yurika digital platform	305	65,795	19,470	13,000	33,325

Total Property, Plant and Equipment				2,234,817

TOTAL ENERGY				2,234,817

60

Capital Statement 2020-21

3.6	Health

In 2020-21, $1.625 billion is allocated to the health capital program for capital purchases.

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property, Plant and Equipment
Advancing Queensland Health Infrastructure Program	Various	240,000	52,299	50,781	136,920
Alcohol and Other Drug Community Treatment Program	Various	36,000		300	35,700
Building Better Hospitals - Caboolture Hospital redevelopment Stage 1	313	352,900	19,076	67,750	266,074
Building Better Hospitals - Ipswich Hospital expansion Stage 1A	310	146,300	12,308	37,993	95,999
Building Better Hospitals - Logan Hospital expansion	311	460,871	12,024	20,000	428,847
Building Better Hospitals - Logan Hospital maternity services upgrade	311	15,600	354	5,119	10,127
Blackall Hospital soil contamination	315	121		121
Bundaberg Alcohol and Other Drug Facility	319	15,000		150	14,850
Caboolture Hospital multi-storey car park	313	46,610	1,156	5,749	39,705
Cairns and Hinterland - Health technology equipment	306			6,972	Ongoing
Cairns and Hinterland - Minor capital projects and acquisitions	306			3,657	Ongoing
Cairns Hospital emergency department expansion	306	30,000	443	6,557	23,000
Cairns Hospital Research, Education and Innovation Centre land acquisition	306	15,000		15,000
Cairns Hybrid Theatre	306	4,531	215	1,364	2,952
Caloundra South new ambulance station	316	5,500		300	5,200
Central Queensland - Health technology equipment	308			2,281	Ongoing

61

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Central Queensland - Minor capital projects and acquisitions	308			4,197	Ongoing
Central West - Health technology equipment	315			746	Ongoing
Central West - Minor Capital Projects and Acquisitions	315			821	Ongoing
Children’s Health Queensland - Capital projects	305	595		595
Children’s Health Queensland - Health technology equipment	305			2,315	Ongoing
Children’s Health Queensland - Minor Capital Projects and Acquisitions	305			1,129	Ongoing
Community health and hospitals	Various	127,430	166	37,842	89,422
Dakabin Family and Community Place	314	8,056		1,000	7,056
Darling Downs - Capital projects	Various	3,529	1,737	1,792
Darling Downs - Health technology equipment	Various			4,323	Ongoing
Darling Downs - Kingaroy redevelopment	319	14,000		8,400	5,600
Darling Downs - Minor capital projects and acquisitions	Various			5,119	Ongoing
Enhancing Regional Hospitals Program - Gladstone Hospital Emergency Department	308	38,000	34,315	1,256	2,429
Enhancing Regional Hospitals Program - Roma Hospital redevelopment	307	116,598	97,491	11,577	7,530
Fraser Coast Mental Health Project	319	39,610	1,111	7,534	30,965
Gold Coast - Health technology equipment	309			7,047	Ongoing
Gold Coast - Minor capital projects and acquisitions	309			4,814	Ongoing
Gold Coast Secure Mental Health Rehabilitation Unit	309	105,544	595	292	104,657

62

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Ipswich Hospital upgrades	310	22,000		2,500	19,500
Kirwan Health Campus	318	40,000		500	39,500
Logan Hospital multi-storey carpark	311	61,920	1,608	20,886	39,426
Mackay - Health technology equipment	312			1,740	Ongoing
Mackay - Minor capital projects and acquisitions	312			1,804	Ongoing
Mackay - Proserpine Hospital Acute Primary Care Clinic refurbishment	312	100		100
Mackay Community Mental Health refurbishment	312	6,000		500	5,500
Mareeba Hospital new CT scanner	306	5,000	1,172	1,557	2,271
Mater Gladstone	308	16,900		16,900
Metro North - Acute bed capacity at Redcliffe Hospital	313	8,433	8,325	108
Metro North - Caboolture Hospital Mental Health Short Stay Unit	313	5,400	4,776	448	176
Metro North - Consumables and Prosthetics Tracking and Revenue business case	305	3,472		1,900	1,572
Metro North - Health technology equipment	305			15,932	Ongoing
Metro North - Herston Bio- Fabrication Institute	305	9,013	7,324	1,689
Metro North - Information communication technology	305	80,493	73,627	6,866
Metro North - Mental Health Nundah New Step Up/Step Down Facility	302	4,853	4,803	50
Metro North - Minor capital projects and acquisitions	305			19,482	Ongoing
Metro North - Nuclear Medicine Hot-Laboratory expansions	305	5,882	5,751	131
Metro North - Redcliffe Hospital Day Procedure Unit	313	2,679	2,619	60

63

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Metro North - Redcliffe Operating Theatre Level 2	313	6,212	4,706	1,506
Metro North - Royal Brisbane and Women’s Hospital Health Support Queensland relocations	305	4,640	4,613	27
Metro North - Royal Brisbane and Women’s Hospital Queensland Sony You Can Centre	305	1,677	1,590	87
Metro North - Surgical, Treatment and Rehabilitation Service	305	33,925	22,501	11,424
Metro North - Surgical, Treatment and Rehabilitation Service - Furniture, fittings and equipment	305	15,675	467	15,208
Metro North - Surgical, Treatment and Rehabilitation Service - Information communication technology equipment	305	25,212	6,272	18,940
Metro North - Surgical, Treatment and Rehabilitation Service - Lease[1]	305	532,140		532,140
Metro South - Capital projects	303	20,745	20,537	208
Metro South - Health technology equipment	303			15,546	Ongoing
Metro South - Logan Hospital maternity access road	311	3,048	181	270	2,597
Metro South - Logan Hospital modular hospital units	311	8,649	8,535	114
Metro South - Minor capital projects and acquisitions	303			14,053	Ongoing
North West - Health technology equipment	315			1,346	Ongoing
North West - Minor capital projects and acquisitions	315			1,083	Ongoing
Princess Alexandra Hospital Cladding Project	303	45,545	18,206	10,800	16,539
Queensland Ambulance Service - Ambulance vehicle purchases	Various			27,500	Ongoing

64

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Queensland Ambulance Service - Cairns Station and Operations Centre expansion and refurbishment	306	10,415	484	800	9,131
Queensland Ambulance Service - Drayton New Station and Local Ambulance Service Networks Office	317	3,084	2,928	156
Queensland Ambulance Service - Information systems department	Various			6,195	Ongoing
Queensland Ambulance Service - Kirwan replacement ambulance station	318	3,162	1,275	1,887
Queensland Ambulance Service - Mareeba replacement ambulance station	306	2,213	752	1,461
Queensland Ambulance Service - Minor works	Various			5,000	Ongoing
Queensland Ambulance Service - Munruben new ambulance station	311	3,590	2,307	1,283
Queensland Ambulance Service - Operational equipment	Various			4,000	Ongoing
Queensland Ambulance Service - Ormeau new ambulance station	309	4,500		225	4,275
Queensland Ambulance Service - Ripley new ambulance station and Local Ambulance Service Networks Office	310	5,000		125	4,875
Queensland Ambulance Service - Rockhampton Ambulance Station and Operations Centre redevelopment	308	7,000	758	1,300	4,942
Queensland Ambulance Service - Southport Ambulance and Gold Coast Ops Centre redevelopment	309	10,240	354	749	9,137
Queensland Ambulance Service - Strategic land acquisitions	Various			1,500	Ongoing

65

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Queensland Ambulance Service - Urraween new ambulance station	319	3,242	476	2,766
Queensland Ambulance Service - Yarrabilba new ambulance station	311	3,056	2,485	571
QEII hospital ward refurbishment	303	12,100		12,100
Queensland Children’s Hospital Level 12 fit out	305	20,000	4,091	12,390	3,519
Queensland Children’s Hospital Resilience Project	305	8,647	6,399	892	1,356
Queensland Health - Health Technology Equipment Replacement Program	Various			5,657	Ongoing
Queensland Health AUSLAB Evolution	305	1,583		1,583
Queensland Health AUSLAB Unique Tube Identifier	305	2,624		2,624
Queensland Health Building Works Capital Project Management	Various			850	Ongoing
Queensland Health Business Case Program	Various			20,486	Ongoing
Queensland Health Cladding Investigation and Remediation Program	Various	27,300	10,615	2,700	13,985
Queensland Health COVID capital funding	Various	58,489	39,235	19,254
Queensland Health Energy Efficiency Program	Various	30,000		20,000	10,000
Queensland Health information communication and technology	Various			128,190	Ongoing
Queensland Health master planning studies	Various			4,403	Ongoing
Queensland Health minor capital projects and acquisitions	Various			28,925	Ongoing
Queensland Health priority capital program	Various			80,000	Ongoing
Queensland Institute of Medical Research Berghofer	305			5,640	Ongoing

66

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Rural and Regional Infrastructure Program - Blackall Hospital redevelopment	315	20,110	9,583	9,793	734
Rural and Regional Infrastructure Program - Cairns Hospital mental health unit	306	70,000	3,739	3,776	62,485
Rural and Regional Infrastructure Program - Kingaroy Hospital redevelopment	319	78,500	47,327	14,604	16,569
Rural and Regional Infrastructure Program - Mer (Murray) Island building replacement	315	7,000	834	580	5,586
Rural and Regional Infrastructure Program - Sarina Hospital redevelopment	312	21,500	947	655	19,898
Rural and Regional Infrastructure Program - Staff accommodation program	Various	13,150	7,139	2,075	3,936
Redcliffe Hospital carpark	313	36,780	16,938	7,159	12,683
Redland Hospital carpark	301	34,465	496	6,900	27,069
Redland Hospital expansion - Stage 1	301	32,000	1,394	606	30,000
Regional eHealth	306	34,950	28,603	4,192	2,155
Robina Hospital second CT scanner	309	5,650		5,650
Rockhampton Drug Rehabilitation and Treatment Facility	308	9,500	668	4,854	3,978
Rockhampton Hospital Cardiac Hybrid Theatre	308	18,200		8,200	10,000
Rockhampton Hospital Mental Health Ward expansion	308	6,000		150	5,850
Rural and Regional Renal Program	Various	9,320		9,320
Satellite Hospital Program	Various	265,000		1,600	263,400

67

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
South East Queensland - Adolescent mental health facilities	Various	68,237	55,982	2,529	9,726
South West - Health technology equipment	307			1,253	Ongoing
South West - Minor capital projects and acquisitions	307			1,512	Ongoing
State-wide General Chemistry and Immunoassay Replacement and Automation Project	Various	16,511	465	8,345	7,701
Sunshine Coast - Health technology equipment	316			6,431	Ongoing
Sunshine Coast - Minor capital projects and acquisitions	316			7,925	Ongoing
Sunshine Coast - Sunshine Coast University Hospital Group 4 information communications technology project	316	61,952	53,774	8,178
Sunshine Coast University Hospital	316	1,872,151	1,792,801	19,094	60,256
Sunshine Coast University Hospital Patient Access and Coordination Hub	316	5,000		150	4,850
Toowoomba Hospital Redevelopment detailed business case	317	10,000	6,781	1,862	1,357
Torres and Cape - Health technology equipment	306			1,761	Ongoing
Torres and Cape - Minor capital projects and acquisitions	306			3,886	Ongoing
Townsville - Health technology equipment	318			12,100	Ongoing
Townsville - Minor capital projects and acquisitions	318			4,769	Ongoing
Townsville Hospital 1.5 Tesla Magnetic Resonance Imaging (MRI) device	318	3,425	1,509	1,916
Townsville University Hospital Hybrid Theatre	318	17,000		300	16,700

68

Capital Statement 2020-21

HEALTH
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Townsville University Hospital upgrades	318	8,000		300	7,700
Varsity Lakes Day Hospital equipment	309	1,000		1,000
West Moreton - Health technology equipment	310			2,971	Ongoing
West Moreton - Minor capital projects and acquisitions	310			3,129	Ongoing
Wide Bay - Health technology equipment	319			2,873	Ongoing
Wide Bay - Minor capital projects and acquisitions	319			2,702	Ongoing
Yeronga Child and Youth Community Hub	303	7,835		7,835

Total Property, Plant and Equipment				1,624,945

TOTAL HEALTH				1,624,945

1	Relates to the lease recognition for the Herston Surgical, Treatment and Rehabilitation Service project under the accounting standards and does not reflect a capital purchase.

69

Capital Statement 2020-21

3.7	Justice and Public Safety

In 2020-21, $590.4 million is allocated to the justice and public safety capital program, including $589.5 million in capital purchases and $897,000 in capital grants.

JUSTICE AND PUBLIC SAFETY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property, Plant and Equipment
Aurukun police facility upgrade	315	6,700	157	550	5,993
Beaudesert replacement police facility	311	7,095	561	4,034	2,500
Biloela replacement police facility	308	3,500	131	969	2,400
Brisbane Correctional Centre laundry	310	3,000	130	2,870
Brisbane Youth Detention Centre - 16 additional beds	310	25,875	24,279	1,596
Building improvements - regional offices - Public Trustee of Queensland	Various	1,680		1,680
Business digital projects - Public Trustee of Queensland	305	1,000		1,000
Caboolture replacement police facility	313	14,412	3,525	10,170	717
Cairns police facility upgrade	306	10,412	1,232	2,090	7,090
Capricornia Correctional Centre Expansion	308	240,999	192,482	48,517
Charlton replacement regional Queensland Fire and Emergency Services headquarters and new permanent fire and rescue station	317	18,354	2,272	16,062	20
Charters Towers replacement composite fire and rescue station	318	2,910	126	2,614	170
Closed circuit camera upgrades in various police facilities	Various			2,623	Ongoing
Computer and other equipment - Crime and Corruption Commission	305	15,250	5,351	1,865	8,034

70

Capital Statement 2020-21

JUSTICE AND PUBLIC SAFETY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Computer software - Crime and Corruption Commission	305	4,344	3,189	1,155
Coolum replacement police facility	316	2,700	2,454	246
Courthouses - minor capital works	Various			13,271	Ongoing
El Arish replacement auxiliary fire and rescue station	306	1,937	1,833	104
Esk replacement auxiliary fire and rescue station	310	1,674	837	837
Expansion and upgrade of existing audio-visual capacity in the justice system	Various			9,334	Ongoing
Fire and rescue appliances	Various			13,320	Ongoing
Gracemere replacement auxiliary fire and rescue station	308	2,210	110	1,604	496
Information technology - Taskforce Flaxton	Various	2,200	730	1,470
Kilkivan replacement Queensland Fire and Emergency Services complex	319	1,650	1,145	505
Leasehold improvements - Crime and Corruption Commission	Various	170	90	80
Leasehold improvements - Department of Justice and Attorney-General	305			1,229	Ongoing
Loganlea replacement permanent fire and rescue station	311	4,000	2	150	3,848
Longreach replacement auxiliary fire and rescue station	315	4,430	24	2,676	1,730
Maleny replacement Queensland Fire and Emergency Services complex	316	3,900	124	2,018	1,758
Maryborough replacement regional Queensland Fire and Emergency Services headquarters and auxiliary fire and rescue station	319	12,100	126	250	11,724

71

Capital Statement 2020-21

JUSTICE AND PUBLIC SAFETY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Minor capital works - software - Department of Justice and Attorney-General	305			3,133	Ongoing
Miscellaneous refurbishment works - Legal Aid Queensland	Various	1,743	323	220	1,200
Mossman auxiliary fire and rescue station relocation and upgrade	306	2,001		51	1,950
Motor vehicle replacements - Legal Aid Queensland	305	1,024	435	289	300
Mount Cotton new fire and rescue station	301	7,200		3,600	3,600
Mount Isa QFES complex upgrade	315	3,718	2,454	1,264
Nambour replacement police facility	316	8,300	852	4,208	3,240
Other acquisitions of property, plant and equipment - Department of Justice and Attorney-General	Various			1,149	Ongoing
Perimeter Security Upgrade Program - Stage 2	Various	76,580	75,049	1,531
Pimpama new permanent fire and rescue station	309	3,908	2,944	964
Pimpama new police facility	309	6,084	73	1,511	4,500
Pinkenba replacement Queensland Fire and Emergency Services mechanical workshop	302	9,000	82	443	8,475
Plant and equipment upgrades - Public Trustee of Queensland	Various	192		192
Pormpuraaw replacement police facility	315	7,300	428	4,500	2,372
Princess Alexandra Hospital secure unit	303	3,000	68	2,932
Prison infrastructure	Various	18,571	13,035	5,536
Public Safety Business Agency information systems development	Various			300	Ongoing
Public Safety Business Agency other plant and equipment	305			524	Ongoing

72

Capital Statement 2020-21

JUSTICE AND PUBLIC SAFETY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Queensland Ambulance Service information systems development	Various			4,111	Ongoing
Queensland Fire and Emergency Services information and communications systems and equipment	Various			9,765	Ongoing
Queensland Fire and Emergency Services information systems development	Various			2,600	Ongoing
Queensland Fire and Emergency Services minor works	Various			1,760	Ongoing
Queensland Fire and Emergency Services operational equipment	Various			5,893	Ongoing
Queensland Fire and Emergency Services other plant and equipment	Various			250	Ongoing
Queensland Fire and Emergency Services Predictive Services, Strategic Capability Enhancement	Various	810		810
Queensland Fire and Emergency Services rural operations land purchases	Various			200	Ongoing
Queensland Government Air aircraft maintenance	Various			10,387	Ongoing
Queensland Police Service air conditioning plant replacement program	Various			3,437	Ongoing
Queensland Police Service Camera Detected Offence Program	Various			11,365	Ongoing
Queensland Police Service information and communications technology	Various			10,842	Ongoing
Queensland Police Service information systems development	Various	1,000	432	568
Queensland Police Service minor works	Various			7,404	Ongoing

73

Capital Statement 2020-21

JUSTICE AND PUBLIC SAFETY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Queensland Police Service mobile capability	Various			2,720	Ongoing
Queensland Police Service new and replacement vehicles	Various			39,000	Ongoing
Queensland Police Service other plant and equipment	Various			27,113	Ongoing
Queensland Police Service Public Safety Network	Various			6,494	Ongoing
Queensland Police Service vessel management program	Various			5,143	Ongoing
Queensland Corrective Services - Other acquisitions of property, plant and equipment	Various			14,320	Ongoing
Queensland Courts information systems	305			955	Ongoing
Rainbow Beach replacement auxiliary fire and rescue station	319	1,500	54	1,446
Rosewood replacement auxiliary fire and rescue station	310	2,000	12	588	1,400
Rural fire appliances	Various			5,248	Ongoing
Rural Fire Brigade - Shelter and appliance	Various	500		500
Saibai Island new Community Safety and Security Facility	315	13,066	2,889	7,177	3,000
State Emergency Service on-boarding to the Government Wireless Network	Various	500		500
Southern Queensland Correctional Precinct - Stage 2	310	653,978	3,811	110,202	539,965
Vehicle replacements - Crime and Corruption Commission	Various	1,483	683	800
Wacol new QPS Counter- Terrorism and Community Safety Training Centre	310	53,000	45,296	7,554	150
West End replacement police facility	305	5,000	557	4,418	25

74

Capital Statement 2020-21

JUSTICE AND PUBLIC SAFETY
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
West Moreton Youth Detention Centre - 32 bed construction project	310	150,000	55,211	78,611	16,178
West Moreton Youth Detention Centre - Fit out costs	310	2,173		2,173
Woodford Correctional Centre - intercoms	313	13,600	191	7,809	5,600
Wooroolin replacement auxiliary fire and rescue station	319	1,583	13	1,570
Yarrabilba new permanent fire and rescue station	311	4,531	81	2,700	1,750
Yarraman replacement auxiliary fire and rescue station	307	1,517	860	657
Youth Justice facilities	Various			9,854	Ongoing
Youth Justice transition of 17-year olds	Various	26,008	20,643	5,365

Total Property, Plant and Equipment				589,545

Capital Grants
Rural fire brigades	Various			185	Ongoing
State Emergency Service	Various			712	Ongoing

Total Capital Grants				897

TOTAL JUSTICE AND PUBLIC SAFETY				590,442

75

Capital Statement 2020-21

3.8	Social Housing

In 2020-21, $526.2 million is allocated to the social housing capital program, including $411.4 million in capital purchases and $114.8 million in capital grants.

SOCIAL HOUSING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property Plant and Equipment
Building boost - Works for Tradies	Various	100,000		70,000	30,000
General plant and equipment	Various			4,868	Ongoing
Build and refurbish accommodation for children and young people	Various			25,751	Ongoing
Build social housing for Aboriginal and Torres Strait Islander people throughout Queensland	Various			14,128	Ongoing
Build social housing throughout Queensland	Various			180,813	Ongoing
Refurbish social housing for Aboriginal and Torres Strait Islander people throughout Queensland	Various			35,018	Ongoing
Refurbish social housing throughout Queensland	Various			79,000	Ongoing
Purchase of dwellings for transitional accommodation to facilitate Indigenous home ownership	315			1,809	Ongoing

Total Property, Plant and Equipment				411,387

Capital Grants
Build social housing for Aboriginal and Torres Strait Islander people throughout Queensland	Various			13,126	Ongoing
Build social housing throughout Queensland	Various			69,941	Ongoing

76

Capital Statement 2020-21

SOCIAL HOUSING
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Refurbish social housing for Aboriginal and Torres Strait Islander people throughout Queensland	Various			31,704	Ongoing

Total Capital Grants				114,771

TOTAL SOCIAL HOUSING				526,158

77

Capital Statement 2020-21

3.9	Transport

In 2020-21, $6.267 billion is allocated to the transport capital program, including $5.894 billion in capital purchases and $372.5 million in capital grants.

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property, Plant and Equipment
Albion Station upgrade	305	17,258	621	5,902	10,735
Aramac - Torrens Creek Road, pave and seal[1]	315	20,000		10,000	10,000
Auchenflower Station upgrade	305	40,261	6,082	11,880	22,300
Bells Creek Arterial, Caloundra Road to Bells Creek Interchange, funding commitment	316	35,000		6,000	29,000
Boating Infrastructure Program (Gold Coast Waterways Authority)	309	7,772	490	2,542	4,740
Bowen Developmental Road (Collinsville - Belyando Crossing), Rockingham Creek to Mount Coolon, pave and seal[1]	312	28,750	20,744	7,646	361
Breakfast Creek Bridge, realign track	305	40,200	1,924	15,900	22,376
Bridge Pier protection	Various	3,800	241	1,000	2,559
Bruce Highway (Ayr - Townsville), Haughton River Floodplain, construct bridges and approaches[1]	318	514,335	174,895	93,939	245,501
Bruce Highway (Ayr - Townsville), Mailman Road - Mackenzie Creek, widen and seal[1]	318	23,400	12,774	7,513	3,113
Bruce Highway (Benaraby - Rockhampton), Benaraby to Calliope River, Safety Works[1]	308	40,263	32,443	5,320	2,500
Bruce Highway (Benaraby - Rockhampton), Calliope River - Mount Larcom, widen pavement[1]	308	21,000	4,600	12,300	4,100
Bruce Highway (Benaraby - Rockhampton), Gentle Annie Road and St Arnauds Creek, widen pavement[2]	308	26,660	5,968	10,692	10,000

78

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Bruce Highway (Bowen - Ayr), Bowen Connection Road to Champion Street intersection, widen pavement[1]	312	22,000	2,307	2,159	17,533
Bruce Highway (Brisbane - Gympie), Caboolture - Bribie Island Road interchange to Steve Irwin Way, Interchange upgrade[1]	313	662,500	39,876	52,263	570,361
Bruce Highway (Brisbane - Gympie), Deception Bay Road Interchange upgrade[1]	313	163,300	17,033	33,630	112,637
Bruce Highway (Brisbane - Gympie), Maroochydore Road Interchange upgrade[1]	316	301,250	66,834	93,951	140,465
Bruce Highway (Brisbane - Gympie), Pine River to Dohles Rocks Road Interchange, funding commitment[3]	314	1,098,000	251	6,929	1,090,820
Bruce Highway (Cooroy to Curra) Section D, construction[1]	319	1,000,000	5,694	94,000	900,306
Bruce Highway (Gympie - Maryborough), Tiaro Bypass, construct two lane bypass[1]	319	107,017	2,428	2,564	102,025
Bruce Highway (Innisfail - Cairns), Cairns Southern Access Corridor Stage 3, Edmonton to Gordonvale, duplicate from two to four lanes[1]	306	481,000	73,890	73,975	333,135
Bruce Highway (Innisfail - Cairns), Cairns Southern Access Corridor Stage 4, Kate Street to Aumuller Street, widen four to six lanes[1]	306	123,700	58,440	33,996	31,264
Bruce Highway (Mackay - Proserpine), Hampden - Kuttabul, widening formation and rehabilitation[1]	312	36,960	6,080	9,093	21,787
Bruce Highway (Mackay - Proserpine), Mackay Northern Access, construct additional lanes[1]	312	120,350	20,923	45,000	54,427
Bruce Highway (Maryborough - Gin Gin), Apple Tree Creek, improve intersections[1]	319	20,343	1,907	9,380	9,057

79

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Bruce Highway (Maryborough - Gin Gin), Saltwater Creek, upgrade bridges and floodways[1]	319	103,000	9,085	5,294	88,621
Bruce Highway (Proserpine - Bowen), Emu Creek to Drays Road, various sections, widen formation[1]	312	38,820	1,919	7,389	29,512
Bruce Highway (Rockhampton - St Lawrence), Neilsen Avenue - Plentiful Creek, widen pavement[1]	308	21,250	2,252	11,998	7,000
Bruce Highway (Rockhampton - St Lawrence), Terranova Drive, improve intersection[1]	308	36,048	22,413	13,635
Bruce Highway, Caloundra Road - Sunshine Motorway[1]	316	932,215	686,335	91,000	154,879
Bundaberg - Gin Gin Road, Burnett River Traffic Bridge rehabilitation	319	28,550	24,948	1,800	1,802
Buranda Station upgrade	303	31,630	2,582	9,149	19,899
Caboolture - Bribie Island Road (Old Toorbul Point Road), intersection signalisation[1]	313	30,400	1,504	9,146	19,750
Cairns Ring Road (Cairns CBD to Smithfield), construct additional lanes[1]	306	359,000	106	2,895	355,999
Cairns Southern Access Cycleway, construct cycleway[1]	306	23,800	2,380	8,004	13,416
Cannon Hill Station upgrade	303	27,048	3,941	11,285	11,822
Capricorn Highway duplication (Rockhampton - Gracemere)[1]	308	74,990	32,916	25,000	17,074
Captain Cook Highway (Cairns - Mossman), widen pavement	306	21,667	8,260	4,605	8,802
Centenary Motorway (Ellen Grove - Toowong), Centenary Bridge (Stage 1), duplicate bridge[1]	304	244,000	17,069	16,424	210,508
Centenary Motorway, Sumners Road Interchange upgrade	304	80,000	39,753	13,785	26,462

80

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Central Station renewal	305	55,679	7,076	945	47,658
Clapham Yard Stabling	303	298,940	1,901	78,840	219,009
Cleveland - Redland Bay Road (Cleveland), Anita Street, intersection upgrade	301	97,000	1,306	3,982	91,713
Cloncurry - Dajarra Road, widen and seal[1]	315	20,000		10,000	10,000
Construction plant works (RoadTek)	Various			17,000	Ongoing
Coomera Connector (Stage 1), Coomera to Nerang, Queensland Government funding commitment[1]	309	1,530,500	17,613	12,887	1,500,000
Corporate buildings - Transport and Main Roads	Various			8,000	Ongoing
Cross River Rail	305	6,725,804	2,053,657	1,483,325	3,188,822
Cunningham Highway (Ipswich - Warwick), Eight Mile intersection upgrade[1]	307	25,000	217	6,033	18,750
Customer Experience - Queensland Rail	Various			8,936	Ongoing
Dakabin Station upgrade	314	41,776	9,702	25,306	6,769
Darra Station - park ‘n’ ride[11]	310	8,770	4,201	2,350	2,219
East Ipswich Station upgrade	310	37,670	4,054	17,044	16,572
Enterprise assets - Queensland Rail	Various			18,891	Ongoing
European Train Control System Level 2	305	646,379	125,873	169,100	351,406
Everton Park Link Road (Stafford Road - South Pine Road), construct new link road	302	31,000	7,343	12,257	11,400
Far North Queensland Ports Corporation Limited - Cairns Shipping Development Project	306	113,420	108,133	5,287
Far North Queensland Ports Corporation Limited - Foreshore development (C5)	306			1,500	Ongoing
Far North Queensland Ports Corporation Limited - General cargo consolidation	306			1,800	Ongoing

81

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Far North Queensland Ports Corporation Limited - Horn Island cargo wharf and access road (T5)	315	5,200		3,500	1,700
Far North Queensland Ports Corporation Limited - Horn Island passenger jetty and cargo wharf upgrade (T6)	315	4,750		2,250	2,500
Far North Queensland Ports Corporation Limited - Lease acquisition	306	1,500		1,000	500
Far North Queensland Ports Corporation Limited - Mourilyan land development for bulk cargo	306	3,500		2,500	1,000
Far North Queensland Ports Corporation Limited - Mourilyan lease acquisitions	306	1,589	289	1,000	300
Far North Queensland Ports Corporation Limited - Plant, equipment and minor works	306			2,404	Ongoing
Far North Queensland Ports Corporation Limited - Site decontamination	306	2,758	58	1,200	1,500
Far North Queensland Ports Corporation Limited - Tingira Street Subdivision Development (S3)	306			2,500	Ongoing
Flinders Highway (Julia Creek - Cloncurry), Scrubby Creek, strengthen pavement and widen floodway[1]	315	32,140	452	5,088	26,600
Garbutt - Upper Ross Road (Riverway Drive), Stage 2, Allambie Lane to Dunlop Street, duplicate to four lanes[1]	318	95,000		500	94,500
Gateway Motorway, Bracken Ridge to Pine River upgrade[3]	302	1,000,000	245	2,755	997,000
Gavial - Gracemere Road (Lawrie Street), widen to four lanes and upgrade intersections	308	35,000		2,000	33,000
Geebung Station - park ‘n’ ride[11]	302	3,100	866	1,294	940
Gladstone - Benaraby Road, Philip Street, duplicate lanes[2]	308	20,000	4,036	12,065	3,899
Gladstone - Benaraby Road, various safety treatments	308	24,400	19,731	4,669

82

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Gladstone Ports Corporation Limited - Auckland Point 1 Projects	308			6,991	Ongoing
Gladstone Ports Corporation Limited - Auckland Point 3 Projects	308			1,089	Ongoing
Gladstone Ports Corporation Limited - Auckland Point 4 Projects	308			2,973	Ongoing
Gladstone Ports Corporation Limited - Capacity maximisation	308			529	Ongoing
Gladstone Ports Corporation Limited - Conveyor life extension	308			3,595	Ongoing
Gladstone Ports Corporation Limited - Environment projects	308			1,059	Ongoing
Gladstone Ports Corporation Limited - Fisherman’s Landing projects	308			1,500	Ongoing
Gladstone Ports Corporation Limited - Information systems projects	308			20,505	Ongoing
Gladstone Ports Corporation Limited - Marine pilot services projects	308			580	Ongoing
Gladstone Ports Corporation Limited - Plant equipment and minor works	308			15,406	Ongoing
Gladstone Ports Corporation Limited - Pontoon Piles replacement	308			2,050	Ongoing
Gladstone Ports Corporation Limited - Port Alma Projects	308			500	Ongoing
Gladstone Ports Corporation Limited - Port of Bundaberg Conveyor Project[4]	319	10,000		2,000	8,000
Gladstone Ports Corporation Limited - Port of Bundaberg Projects	319	2,710	710	2,000
Gladstone Ports Corporation Limited - Port services projects	308			46,095	Ongoing
Gladstone Ports Corporation Limited - Process control systems, stockpile management and upgrades	308			35,910	Ongoing
Gladstone Ports Corporation Limited - Quarry projects	308			3,175	Ongoing

83

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Gladstone Ports Corporation Limited - Safety projects	308			7,400	Ongoing
Gladstone Ports Corporation Limited - SL1 (Ship loader) replacement	308	16,875		500	16,375
Gladstone Ports Corporation Limited - Tug Projects	308	100		100
Gold Coast Light Rail (Stage 3A), Broadbeach South to Burleigh Heads, construct light rail[5]	309	709,900	26,793	50,447	632,660
Greenbank Bus - park ‘n’ ride upgrade	311	21,000	5,828	9,227	5,945
Information and technology - Queensland Rail	Various			28,542	Ongoing
Information technology - Transport and Main Roads	Various			22,446	Ongoing
Inner city signalling upgrades	305	56,000		1,300	54,700
Ipswich Motorway, Rocklea to Darra Stage 1 upgrade[1]	310	400,000	253,882	47,426	98,692
Kennedy Developmental Road (The Lynd - Hughenden), progressive sealing[1]	315	50,000	2,554	11,386	36,060
Kennedy Highway (Mareeba - Atherton), targeted road safety improvements[1]	306	37,500		37,500
Lawnton Station - park ‘n’ ride[11]	314	10,400	3,975	2,349	4,076
Lindum Station - park ‘n’ ride[11]	301	5,000	13	15	4,972
Linkfield Road Overpass upgrade[1]	302	125,000	268	3,732	121,000
Mackay Port Access, Bruce Highway to Mackay - Slade Point Road, construct new two lane road[1]	312	350,000	870	1,500	347,630
Mackay Ring Road, construct new two lane road[1]	312	497,375	326,396	23,095	147,884
Maintenance of below rail assets - South East Queensland rail network[6]	Various			108,712	Ongoing
Maintenance of above rail assets - Regional network[7]	Various			45,525	Ongoing
Maintenance of above rail assets - South East Queensland rail network[7]	Various			30,015	Ongoing

84

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Maintenance of below rail assets - Western Region rail systems[6]	Various			8,558	Ongoing
Maintenance of below rail assets - North Coast Line[6]	Various			32,718	Ongoing
Maintenance of below rail assets - West Moreton rail system[6]	Various			47,760	Ongoing
Maintenance of system wide below rail assets - Queensland Rail network[6]	Various			28,493	Ongoing
Maritime safety minor works	Various			6,823	Ongoing
Mayne Yard accessibility	305	97,240	7,140	19,640	70,460
Mayne Yard relocations	305	22,400	1,700	5,800	14,900
Moolabin Power upgrade	303	18,100	1,229	10,500	6,371
Morayfield Road and Beerburrum Road, various locations, improve intersections	313	28,800	14,059	3,191	11,550
Mount Lindesay Arterial Road (Beaudesert Road) and Illaweena Street, upgrade intersection	303	30,000		3,000	27,000
Mount Lindesay Highway (Brisbane - Beaudesert), Rosia Road - Stoney Camp Road, four lane upgrade	311	22,400	11,822	10,578
Mount Lindesay Highway (Brisbane - Beaudesert), Stoney Camp Road to Chambers Flat Road, construct additional lanes[1]	311	75,000	1,829	8,750	64,421
Mount Lindesay Highway (Brisbane to Beaudesert), Johanna Street to South Street (Jimboomba), duplication[1]	311	53,000		2,000	51,000
Mount Isa Line, capacity and resilience improvements	315	50,000		10,000	40,000
Navigation access and safety (Gold Coast Waterways Authority)	309	9,093	2,070	1,743	5,280
New Generation Rollingstock	Various	4,155,705	1,456,742	34,887	2,664,076
New Generation Rollingstock - European Train Control System fitment	Various	255,000		98,330	156,670

85

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
New Generation Rollingstock - Power distribution	Various	62,191	51,330	10,861
New Public Transport Ticketing System	Various	371,060	158,299	68,081	144,680
North Coast Line - Beerburrum to Nambour Rail upgrade[1]	316	550,791	15,366	38,884	496,541
North Coast Line capacity improvement project	Various	68,570	33,462	23,553	11,554
North Queensland Bulk Ports Corporation Limited - Abbot Point Port Development General	312			1,825	Ongoing
North Queensland Bulk Ports Corporation Limited - Business improvement	312			650	Ongoing
North Queensland Bulk Ports Corporation Limited - Hay Point Port development general	312			40	Ongoing
North Queensland Bulk Ports Corporation Limited - Louisa Creek Acquisition Program	312			1,052	Ongoing
North Queensland Bulk Ports Corporation Limited - Mackay Port development general	312			3,846	Ongoing
North Queensland Bulk Ports Corporation Limited - Mackay Tug Berth Facilities - Stage 1	312	8,776	276	8,500
North Queensland Bulk Ports Corporation Limited - Mackay water network enhancements	312	2,494	513	1,481	500
North Queensland Bulk Ports Corporation Limited - Pilotage upgrade and replacements	312	608	287	224	96
North Queensland Bulk Ports Corporation Limited - Plant, equipment and minor works	312			7,014	Ongoing
North Queensland Bulk Ports Corporation Limited - Transformer Project enterprise resource planning implementation	312	3,835	1,347	2,488
North Queensland Bulk Ports Corporation Limited - Upgrade of Hay Point Vessel Traffic Services building	312	1,938	17	1,920
North Queensland Bulk Ports Corporation Limited - Weipa Port development general	315			530	Ongoing

86

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
North Queensland Bulk Ports Corporation Limited - Wharf 4 approaches	312	2,368		1,628	740
North Queensland Bulk Ports Corporation Limited - Wharf 5 approaches	312	8,460		160	8,300
Northern Transitway	302	72,000	4,464	4,490	63,047
Other Central Station upgrades	305	8,004	2,804	3,410	1,790
Other construction projects - Transport and Main Roads[8]	Various			1,233,756	Ongoing
Other enterprise	Various			15,800	Ongoing
Other European Train Control System Level 2	305	42,800		11,000	31,800
Other network enhancements	Various	33,800		4,500	29,300
Other New Generation Rollingstock operational readiness projects	Various	10,115	5,150	3,756	1,209
Other rail projects[9]	Various			17,028	Ongoing
Other station upgrades	Various			295	Ongoing
Pacific Motorway (M1), Daisy Hill to Logan Motorway[10]	311	1,000,000	8,338	3,862	987,800
Pacific Motorway (M1), Exit 57 (Oxenford) interchange upgrade	309	25,000	18,847	6,153
Pacific Motorway, Eight Mile Plains - Daisy Hill[1]	311	750,000	81,134	94,250	574,616
Pacific Motorway, Exit 41, upgrade interchange[1]	309	82,137	3,976	10,150	68,011
Pacific Motorway, Exit 45 north off-ramp, upgrade interchange[1]	309	20,000		4,500	15,500
Pacific Motorway, Exit 49, upgrade interchange[1]	309	110,463	824	5,000	104,639
Pacific Motorway, Varsity Lakes to Tugun[1]	309	1,000,000	98,540	145,000	756,460
Peak Downs Highway (Clermont - Nebo), Wuthung Road to Caval Ridge, pavement widening and strengthening[1]	312	35,000	2,222	7,761	25,017
Peninsula Developmental Road (Laura - Coen), Kennedy to Rocky Creek, pave and seal[1]	315	25,879	637	20,293	4,949
People experience	Various			240	Ongoing

87

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Plant and equipment - Transport and Main Roads	Various			11,354	Ongoing
Plant, equipment and minor works - Gold Coast Waterways Authority	309	7,900	2,555	2,715	2,630
Port of Townsville Limited - Berth 4 cranes and cargo terminal area	318	29,960	22,352	7,608
Port of Townsville Limited - Channel Capacity upgrade	318	232,000	38,940	52,227	140,833
Port of Townsville Limited - Lucinda Jetty Tourist upgrade	318	1,061		1,061
Port of Townsville Limited - Plant, equipment and minor works	318			5,358	Ongoing
Port of Townsville Limited - Road network upgrades	318			6,495	Ongoing
Port of Townsville Limited - Wharf facilities upgrades	318			14,179	Ongoing
Rail Network Strategy infrastructure preconstruction and property acquisitions	Various	150,000		2,000	148,000
Redcliffe Road, Anzac Avenue / Gympie Road / Dayboro Road (Petrie roundabout), improve intersection	314	30,000	10,814	4,530	14,656
Rockhampton - Yeppoon Road, Yeppoon Road upgrade[1]	308	80,000		1,000	79,000
Rockhampton Northern Access upgrade[1]	308	158,001	104,411	20,840	32,750
Rockhampton Ring Road, plan, preserve and construct[1]	308	1,065,000	28,752	34,299	1,001,949
Rollingstock Expansion Program	Various	600,000		35,000	565,000
Salisbury Station - park ‘n’ ride[11]	303	14,500	5,121	1,913	7,466
Smithfield Bypass, construct bypass to a sealed standard	306	164,000	70,502	42,381	51,117
South Bank Station upgrade	305	11,661	2,256	6,317	3,089
Spit Masterplan infrastructure	309	21,512	570	8,865	12,077
Springfield Station - park ‘n’ ride[11]	310	44,500	2,667	17,568	24,265
Station Upgrades Fairfield to Salisbury	303	57,100	2,807	10,100	44,193
Third Track between Roma Street and Exhibition Station	305	5,500	385	800	4,315

88

Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Torbanlea - Pialba Road, various locations, upgrade intersections and floodways[1]	319	30,000	636	1,294	28,070
Townsville - Mount Isa Rail Line	315			12,482	Ongoing
Townsville Northern Access Intersections upgrade[1]	318	99,768	4,287	5,000	90,481
Townsville Ring Road (Stage 5)[1]	318	230,000	6,191	20,000	203,809
Transport corridor acquisition fund	Various			70,158	Ongoing
Varsity Lakes - park ‘n’ ride[11]	309	5,200		4,600	600
Virginia Station - park ‘n’ ride[11]	302	2,300	658	890	752
Walkerston Bypass[1]	312	150,000	14,100	12,177	123,723

Total Property, Plant and Equipment				5,894,322

Capital Grants
Black Spot Program[2]	Various			20,548	Ongoing
Bridges Renewal Program[2]	Various			16,307	Ongoing
Bus Stop Shelter Program	Various	20,000	7,245	4,991	7,764
Cross River Rail - Third party returnable works	305	162,196	49,658	30,871	81,667
Cycling Grants Program	Various			19,404	Ongoing
Eastern Transitway	303	30,000	3,329	5,171	21,500
Heavy Vehicle Safety and Productivity[2]	Various			4,508	Ongoing
Other capital grants - Transport and Main Roads[8]	Various			151,783	Ongoing
Other passenger transport grants	Various			7,232	Ongoing
Passenger Transport Accessible Infrastructure Program	Various			4,837	Ongoing
Queensland School Bus Upgrade Program	Various			17,149	Ongoing
School Transport Infrastructure Program	Various			8,768	Ongoing
Transport Infrastructure Development Scheme	Various			70,000	Ongoing
Wheelchair Accessible Taxi Sustainability Program	Various	20,890	4,567	5,651	10,672

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Capital Statement 2020-21

TRANSPORT
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Yarrabah Jetty, design and construct	306	11,510	1,512	5,262	4,736

Total Capital Grants				372,482

TOTAL TRANSPORT				6,266,804

1	Jointly funded by the Queensland and Australian Governments.
2	Funded by the Australian Government.
3

This jointly funded commitment covers a program of works encompassing the Gateway Motorway (between Bracken Ridge and the Pine River) and the Bruce Highway (between the Gateway Motorway and Dohles Rocks Road interchange, including Dohles Rocks Road north-facing ramps). The program also includes planning for the Gympie Arterial Road (between Strathpine Road and Gateway Motorway) and a new road along the North South Urban Arterial (NSUA) corridor (between Dohles Rocks Road and Anzac Avenue).

4	The Port of Bundaberg Conveyor Project cost and timing is a point in time estimate to reflect the Project Agreement and is subject to ongoing negotiations with the Australian Government.
5	Jointly funded by the Queensland and Australian Governments and City of Gold Coast.
6	Below rail includes track infrastructure.
7	Above rail includes stations, platforms and rollingstock.
8	Further detail available in the Queensland Transport and Roads Investment Program. Budget includes Australian Government contributions.
9

Projects other than European Train Control System, New Generation Rollingstock – Operational Readiness, Central and Other Train Station Upgrades that will grow and enhance the Queensland Rail Network. They are mainly related to infrastructure and civil works.

10	Jointly funded by the Queensland and Australian Governments, with project details and timing subject to further planning.
11	Jointly delivered by Queensland Rail and the Department of Transport and Main Roads.

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Capital Statement 2020-21

3.10	Water

In 2020-21, $510.2 million is allocated to the water capital program, including $474 million in capital purchases and $36.2 million in capital grants.

WATER
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Property Plant and Equipment
Awoonga Dam conduit inspection	308	1,227		1,227
Awoonga Dam emergency muster shelter	308	1,599	137	1,462
Awoonga Dam Hatchery	308	5,772	2,400	3,372
Boyne Island Reservoir access and roof replacement	308	600		600
Burdekin Falls Dam improvement and raising - planning works	318	29,564	17,987	11,578
Burdekin groundwater management - planning works	318	1,857		1,857
Chlorine dose equipment upgrade	315	1,176	403	520	252
Coolmunda Dam improvement project - planning works	307	6,383	559	1,701	4,123
Digital enterprise business systems - non-infrastructure - Sunwater	Various	52,451	17,426	14,855	20,170
East End Pipe replacement	308	3,137		177	2,960
Ewen Maddock Dam safety upgrade - Stage 2	316	24,500	5,841	11,250	7,409
Gladstone Area Water Board - Other projects	308	28,788	9,375	10,311	9,102
Gladstone Water Treatment Plant - Filters 1-8 replacement	308	1,584		1,584
Gladstone Water Treatment Plant - Plant 2 switchboard replacement	308	594		594

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Capital Statement 2020-21

WATER
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Gold Coast Desalination Plant reverse osmosis membrane replacement	309	16,086		2,841	13,245
Goonyella Pump Station - planning works	319	2,013		2,013
Information and communication technology capital program - Seqwater	310			3,633	Ongoing
Kirkwood Pump Station	308	5,011	686	4,325
Lake Macdonald Dam safety upgrade	316	127,278	16,824	24,850	85,604
Lake Moondarra Deep Well Pump Station pumps renewal	315	1,190	19	587	584
Mareeba-Dimbulah Water Supply Scheme efficiency improvement project	315	27,739	11,509	13,324	2,906
Mount Crosby East Bank Water Treatment Plant filtration upgrade	310	34,948	14,897	8,344	11,708
Mount Isa City Council supply - diesel backup	315	1,302	969	300	33
Mount Isa Water Board - Asset renewals	315			611	Ongoing
Mount Isa Water Board - Plant and equipment	315			75	Ongoing
Mount Isa Water Board - Asset enhancements	315			1,038	Ongoing
Mount Crosby East Bank substation and enabling works	310	35,600		4,909	30,691
Mount Crosby Weir Bridge structure upgrade	310	22,660		567	22,093
Non-infrastructure - other capital - Sunwater	Various			4,816	Ongoing
Non-infrastructure capital works - Seqwater	Various			3,629	Ongoing
Non-routine capital works - bulk water - Sunwater	Various			5,522	Ongoing
Non-routine capital works - industrial pipelines - Sunwater	Various			478	Ongoing

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Capital Statement 2020-21

WATER
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000
Non-routine capital works - irrigation systems - Sunwater	Various			2,235	Ongoing
Other infrastructure capital works - Seqwater	Various			93,062	Ongoing
Paradise Dam essential works	319	100,000	16,505	77,200	6,295
Paradise Dam improvement project (planning works)	319	30,556	10,461	12,404	7,691
Power reliability Hilton-Lake Julius	315			1,700	Ongoing
Right of use leased assets - Sunwater	Various	12,010		4,257	7,753
Rookwood Weir – capital expenditure[1]	308	332,861	56,661	115,000	161,200
Somerset Dam safety upgrade - planning costs	310	16,283	5,253	11,030
South Gladstone Pipeline replacement - Stage 3	308	2,138	1,828	310
South Trees corrosion protection - Stage 6	308	811	73	738
South West Pipeline	311	95,200	6,534	11,496	77,170
Teemburra Dam improvement project - planning works	312	9,975	1,014	1,605	7,357

Total Property, Plant and Equipment				473,987

Capital Grants
Ayr water supply - infrastructure project - Stage 2	318	10,000	3,000	6,000	1,000
Cherbourg town water reservoir replacement	319	4,010		675	3,335
Emu Swamp Dam Project	307	42,000		21,000	21,000
Haughton Pipeline - Stage 2	318	195,000		7,500	187,500
Kickstart Mossman Gorge	315	4,818	4,586	232
Warwick Recycled Water for Agriculture Project	307	790		790

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Capital Statement 2020-21

WATER
Project	Statistical Area	Total Estimated Cost $’000	Expenditure to 30/06/2020 $’000	Budget 2020-21 $’000	Post 2020-21 $’000

Total Capital Grants				36,197

TOTAL WATER				510,185

1	This is the capital component of the project, the total project value is $352.2 million.

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Capital Statement 2020-21

Appendices

Appendix A:	Entities included in capital outlays 2020-21

Agriculture and Fisheries

Department of Agriculture and Fisheries

Queensland Racing Integrity Commission

Children, Youth Justice and Multicultural Affairs

Department of Children, Youth Justice and Multicultural Affairs

Communities, Housing and Digital Economy

Department of Communities, Housing and Digital Economy

CITEC

Library Board of Queensland

Residential Tenancies Authority

Queensland Art Gallery

Queensland Museum

Queensland Performing Arts Trust

Queensland Shared Services

Education

Department of Education

Queensland Curriculum and Assessment Authority

Employment, Small Business and Training

Department of Employment, Small Business and Training

TAFE Queensland

Energy and Public Works

Department of Energy and Public Works

Queensland Building and Construction Commission

CleanCo Queensland Limited

CS Energy Limited

Energy Queensland

Powerlink Queensland

Stanwell Corporation Limited

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Capital Statement 2020-21

Environment and Science

Department of Environment and Science

Justice and Attorney-General

Department of Justice and Attorney-General

Electoral Commission of Queensland

Public Trustee of Queensland

Legal Aid Queensland

Crime and Corruption Commission

Legislative Assembly of Queensland

Public Safety Business Agency

Premier and Cabinet

Department of the Premier and Cabinet

Queensland Corrective Services

Queensland Fire and Emergency Services

Queensland Health

Queensland Health and Hospital and Health Services

Council of the Queensland Institute of Medical Research

Queensland Ambulance Service

Queensland Police Service

Queensland Treasury

Regional Development, Manufacturing and Water

Gladstone Area Water Board

Mount Isa Water Board

Seqwater

Sunwater Limited

Resources

Department of Resources

Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships

Department of Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships

State Development, Infrastructure, Local Government and Planning

Department of State Development, Infrastructure, Local Government and Planning

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Capital Statement 2020-21

Economic Development Queensland

Queensland Reconstruction Authority

South Bank Corporation

Tourism, Innovation and Sport

Department of Tourism, Innovation and Sport

Stadiums Queensland

Transport and Main Roads

Department of Transport and Main Roads

Cross River Rail Delivery Authority

Far North Queensland Ports Corporation

Gladstone Ports Corporation

Gold Coast Waterways Authority

North Queensland Bulk Ports Corporation

Port of Townsville Limited

Queensland Rail Limited

RoadTek

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Capital Statement 2020-21

Appendix B:	Key concepts and coverage

Coverage of the capital statement

Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that any agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document:

•	capital purchases – property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations

•	right of use assets – property, plant and equipment to which government agencies have a right to use through lease or similar arrangements

•	capital grants – capital grants to other entities and individuals (excluding grants to other government departments and statutory bodies).

Capital contingency

Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-government basis, there is likely to be underspending, resulting in a carry-over of capital allocations.

Estimated jobs supported by capital works

The $14.835 billion capital works program in 2020-21 is estimated to directly support more than 46,000 jobs, equating to around 40,200 full-time equivalent jobs. The estimate of jobs supported by the Government’s capital works program in 2020-21 is based on Queensland Treasury’s Guidelines for estimating the full-time equivalent (FTE) jobs directly supported by the construction component of the capital works program.

The estimate of jobs supported by the capital works program is presented both in terms of FTEs and total jobs. Further, in some cases, jobs estimates quoted for specific projects throughout the Capital Statement and in other Budget papers may reflect other approaches, including proponent’s estimates or project specific information, rather than the methodology in the Queensland Treasury Guidelines for estimating jobs supported by capital works.

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Capital Statement 2020-21

Appendix C:	Capital purchases by infrastructure class by statistical region 2020-21

	Brisbane and Redlands
	East	North	South	West	Inner City	Sub total
Infrastructure Class[1]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Arts, culture, sport and recreation	4,497	1,778	55,378	4,733	102,434	168,819

Cross-government	6,528	19,444	15,926	5,447	63,345	15,349

Digital	815	765	1,273	655	6,863	10,371

Education and training	54,079	53,044	134,302	65,027	200,429	506,882

Energy	27,679	52,954	55,912	33,122	404,792	574,459

Health	27,741	19,595	88,302	16,732	624,811	777,182

Justice and public safety	13,227	8,603	17,637	6,733	24,127	70,326

Social housing	10,420	9,781	16,808	5,565	27,462	70,035

Transport	57,759	78,833	189,815	74,630	1,660,186	2,061,223

Water	11,906	11,176	18,602	10,328	15,561	67,573

Anticipated contingency reserve and other adjustments[2]	—	—	—	—	—	—

Funds allocated	214,651	255,973	593,955	222,973	3,130,009	4,417,560

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

	Ipswich	Wide Bay		Darling Downs		Gold Coast
			DD Maranoa	Toowoomba	Sub total
Infrastructure Class[1]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Arts, culture, sport and recreation	1,901	6,844	1,315	718	2,034	24,049

Cross-government	27,372	5,350	11,348	8,673	20,021	16,028

Digital	1,227	1,014	436	537	973	2,154

Education and training	102,304	68,966	23,702	47,231	70,933	204,506

Energy	78,018	310,960	119,843	59,898	179,741	120,729

Health	74,392	61,865	24,349	15,572	39,921	73,268

Justice and public safety	210,343	18,415	6,103	22,336	28,438	25,665

Social housing	15,691	32,098	5,573	12,416	17,989	67,295

Transport	163,562	228,169	116,899	91,492	208,390	394,813

Water	29,772	86,126	2,315	921	3,237	34,088

Anticipated contingency reserve and other adjustments[2]	—	—	—	—	—	—

Funds allocated	704,582	819,807	311,883	259,794	571,677	962,595

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

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Capital Statement 2020-21

	Logan – Beaudesert	Mackay - Whitsunday	Outback and Far North Queensland			Central
			Outback	Cairns	Sub total	Queensland
Infrastructure Class[1]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Arts, culture, sport and recreation	5,114	4,826	8,111	86,756	94,866	5,791

Cross-government	5,610	5,875	10,244	15,349	25,593	10,517

Digital	1,183	586	280	860	1,139	768

Education and training	148,301	41,310	20,807	81,736	102,542	53,877

Energy	19,812	76,832	53,411	151,321	204,732	261,191

Health	74,661	19,393	20,489	68,927	89,415	55,677

Justice and public safety	18,503	6,400	18,349	15,822	34,170	56,523

Social housing	32,927	7,491	8,750	39,265	48,015	13,734

Transport	241,639	253,357	277,045	288,448	565,493	414,354

Water	12,619	2,484	17,202	1,476	18,678	129,990

Anticipated contingency reserve and other adjustments[2]	—	—	—	—	—	—

Funds allocated	560,370	418,553	434,685	749,958	1,184,644	1,002,422

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

	Sunshine Coast and Moreton Bay				Townsville	Totals[1]
	Sunshine	Moreton	Moreton
	Coast	Bay North	Bay South	Sub total
Infrastructure Class[1]	$‘000	$‘000	$‘000	$‘000	$‘000	$‘000

Arts, culture, sport and recreation	11,011	3,526	2,610	17,147	9,871	341,263

Cross-government	14,126	7,248	5,799	27,172	15,524	269,751

Digital	1,301	868	742	2,911	803	23,130

Education and training	157,961	71,880	67,773	297,613	42,584	1,639,819

Energy	107,048	19,778	12,429	139,255	92,663	2,058,392

Health	72,013	98,423	19,884	190,319	40,573	1,496,666

Justice and public safety	24,339	25,607	7,736	57,682	16,538	543,004

Social housing	17,178	23,800	6,306	47,284	26,352	378,911

Transport	304,398	174,782	111,674	590,854	307,152	5,429,004

Water	35,485	1,490	1,274	38,249	13,753	436,568

Anticipated contingency reserve and other adjustments[2]	—	—	—	—	—	—

Funds allocated	744,861	427,399	236,227	1,408,487	565,811	12,616,508

Notes

1.	Numbers may not add due to rounding and allocations of adjustments.
2.	The anticipated contingency reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

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Queensland Budget 2020–21 Capital Statement Budget Paper No.3

Queensland Budget 2020–21

Capital Statement  Budget Paper No.3

budget.qld.gov.au